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Table of Contents

As filed with the Securities and Exchange Commission on August 8, 2007

Registration No. 333-144759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
 FORM S-4/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2835 (Primary Standard Industrial Classification Code Number)	04-3565120 (I.R.S. Employer Identification No.)
51 Sawyer Road, Suite 200 Waltham, Massachusetts 02453 (781) 647-3900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ron Zwanziger
Chairman, Chief Executive Officer and President
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John D. Patterson, Jr., Esq. William R. Kolb, Esq. John D. Hancock, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	Cholestech Corporation 3347 Investment Boulevard Hayward, California 94545 Attn: Warren Pinckert President and Chief Executive Officer	Robert P. Latta, Esq. Chris F. Fennell, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Inverness may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated August 8, 2007

Dear Stockholder:

        You are cordially invited to attend a special meeting of Cholestech Corporation stockholders to be held on September 12, 2007 at Cholestech's executive offices at 3347 Investment Boulevard, Hayward, California 94545. At the special meeting, Cholestech stockholders will be asked to approve the principal terms of the merger contemplated by the Agreement and Plan of Reorganization that Cholestech entered into as of June 4, 2007 with Inverness Medical Innovations, Inc. and Iris Merger Sub, Inc., a wholly owned subsidiary of Inverness. If the principal terms of the merger are approved, and the other conditions in the merger agreement are satisfied or waived, Iris Merger Sub, Inc. will merge with and into Cholestech, and Cholestech will become a wholly owned subsidiary of Inverness. Upon completion of the merger, each outstanding share of Cholestech common stock will be converted into the right to receive 0.43642 shares of Inverness common stock. Cholestech stockholders will also be asked to give management the discretionary authority to adjourn the meeting to a later date, if necessary, in order to solicit additional proxies in favor of the principal terms of the merger, which is referred to as the adjournment proposal.

        Inverness common stock is listed on the American Stock Exchange under the trading symbol "IMA." On August 7, 2007, the closing sale price of Inverness common stock was $46.36.

        Cholestech's board of directors has carefully reviewed and considered the terms and conditions of the merger agreement. Based on its review, Cholestech's board of directors has unanimously determined that the merger is advisable, fair to and in the best interests of Cholestech and its stockholders and recommends that you vote for approval of the principal terms of the merger and for the adjournment proposal.

        Your vote is very important. Cholestech cannot complete the merger unless the principal terms of the merger are approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Cholestech common stock entitled to vote at the special meeting. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card or submit your proxy by telephone or on the Internet as soon as possible. If you hold your shares in "street name," you should instruct your broker how to vote in accordance with your voting instruction card. If you do not submit your proxy, instruct your broker how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against approval of the principal terms of the merger.

        The accompanying proxy statement/prospectus explains the merger agreement, proposed merger and adjournment proposal in detail and provides specific information concerning the special meeting. Please review this document carefully. In particular, you should carefully consider the matters discussed under "risk factors" beginning on page 26.

Sincerely,

Warren E. Pinckert II President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Inverness common stock to be issued in connection with the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated August 8, 2007 and is first being mailed to stockholders on or about August 9, 2007.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on September 12, 2007

To the Stockholders of Cholestech Corporation:

        Notice is hereby given that a special meeting of stockholders (referred to as the Special Meeting) of Cholestech Corporation, a California corporation (referred to as Cholestech), will be held on September 12, 2007 at 10:00 A.M., local time, at Cholestech's executive offices at 3347 Investment Boulevard, Hayward, California 94545, for the following purposes:

  1.
  To consider and vote upon a proposal to approve the principal terms of the merger contemplated by the Agreement and Plan of Reorganization, dated as of June 4, 2007, by and among Inverness Medical Innovations, Inc. (referred to as Inverness), Iris Merger Sub, Inc., a wholly owned subsidiary of Inverness, and Cholestech, pursuant to which Iris Merger Sub will merge with and into Cholestech, and Cholestech will become a wholly owned subsidiary of Inverness, which we refer to as the merger proposal.

  2.
  To consider and vote upon a proposal to grant management the discretionary authority to adjourn the Special Meeting to a later date or dates, if necessary, in order to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the merger proposal, which we refer to as the adjournment proposal.

  3.
  To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

        The merger proposal and the adjournment proposal are more fully described in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before voting.

        Only holders of record of Cholestech common stock at the close of business on August 1, 2007 are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. A majority of the shares of Cholestech common stock outstanding on the record date must be voted in favor of the merger proposal in order for the merger to be completed. Therefore, your vote is very important. Your failure to vote your shares is the same as voting against the merger proposal.

        Dissenters' rights may be available under Chapter 13 of the California General Corporation Law in connection with the merger. In order to exercise dissenters' rights, Cholestech stockholders must deliver a written demand to Cholestech no later than the date of the Special Meeting and must vote "AGAINST" the merger proposal. A copy of the applicable California statutory provisions is included as Annex D of the attached proxy statement/prospectus, and a summary of these provisions can be found under "Dissenters' Rights" in the attached proxy statement/prospectus.

        All Cholestech stockholders are cordially invited to attend the Special Meeting in person. However, to assure your representation at the Special Meeting, please vote as soon as possible using one of the following methods: (1) by telephone by calling the toll free number as instructed on the enclosed proxy card, (2) by using the Internet as instructed on the enclosed proxy card or (3) by mail by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Special Meeting may vote in person even if he or she has voted using the proxy card.

        The board of directors of Cholestech unanimously recommends that you vote "FOR" the approval of the merger proposal and "FOR" the adjournment proposal.

By Order of the Board of Directors
/s/ JOHN F. GLENN John F. Glenn Corporate Vice President of Finance, Chief Financial Officer, Treasurer and Secretary

Hayward, California
August 8, 2007

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE BY (1) TELEPHONE, (2) USING THE INTERNET OR (3) COMPLETING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

Cholestech's fiscal year is a 52 or 53-week period ending on the last Friday in March. Fiscal year 2007 consisted of 52 weeks, fiscal year 2006 consisted of 53 weeks, and fiscal years 2005, 2004 and 2003 consisted of 52 weeks. The fiscal years ending March 30, 2007, March 31, 2006, March 25, 2005, March 26, 2004, and March 28, 2003 are referred to throughout this prospectus as fiscal year 2007, 2006, 2005, 2004, and 2003, respectively.

ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Inverness and Cholestech from documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

Inverness will provide you with copies of such documents relating to Inverness (excluding all exhibits unless Inverness has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
Attention: Doug Guarino

Cholestech will provide you with copies of such documents relating to Cholestech (excluding all exhibits unless Cholestech has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Cholestech Corporation
3347 Investment Boulevard
Hayward, California 94545
(510) 781-5065
Attention: John Glenn

In order for you to receive timely delivery of the documents in advance of the Cholestech special meeting, Inverness or Cholestech should receive your request no later than September 5, 2007.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

        The following are some questions that you, as a stockholder of Cholestech, may have regarding the merger and the special meeting of Cholestech stockholders and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the merger being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:
Why am I receiving this proxy statement/prospectus?

A:
Inverness has agreed to acquire Cholestech under the terms of a merger agreement that is described in this proxy statement/prospectus. Please see "The Merger Agreement" beginning on page 94 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

  In order to complete the merger, Cholestech stockholders must approve the principal terms of the merger, and all other conditions to the merger must be satisfied or waived. Cholestech will hold a special meeting of its stockholders to obtain this approval.

  This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting of the stockholders of Cholestech, and you should read this proxy statement/prospectus carefully.

  Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your Cholestech shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers below.

Q:
Why are Inverness and Cholestech proposing the merger?

A:
Inverness and Cholestech believe that combining their strengths is in the best interests of each company and its stockholders. The acquisition of Cholestech by Inverness presents a unique opportunity for the companies to come together and accelerate solutions for and innovation in the advanced diagnostic devices market. By combining forces with Inverness, Cholestech expects to be able to provide a broader range of solutions to its customers, leverage its substantial industry experience, gain greater potential for expanded investment in research and development and accelerate time to market with next generation technologies and solutions. To review the reasons for the merger in greater detail, see "The Merger—Recommendation of Cholestech's Board of Directors and Cholestech's Reasons for the Merger" beginning on page 66 and "The Merger—Inverness' Reasons for the Merger" beginning on page 80 of this proxy statement/prospectus.

Q:
How does Cholestech's board of directors recommend that Cholestech stockholders vote?

A:
The Cholestech board of directors unanimously recommends that Cholestech stockholders vote "FOR" the proposal to approve the principal terms of the merger. The Cholestech board of directors has determined that the merger agreement and the merger are advisable, fair to and in the best interests of Cholestech and its stockholders. Accordingly, the Cholestech board of directors has approved the merger agreement and the merger contemplated by the merger agreement. For a more complete description of the recommendation of the Cholestech board of directors, see "The Cholestech Special Meeting" beginning on page 58 of this proxy statement/prospectus and "The Merger—Recommendation of Cholestech's Board of Directors and Cholestech's Reasons for the Merger" beginning on page 66 of this proxy statement/prospectus.

Q:
Am I being asked to vote on anything else?

A:
Yes. The Cholestech board of directors is asking you to authorize Cholestech management to adjourn the special meeting to a date not later than October 26, 2007 if the number of shares of

  Cholestech common stock represented and voting in favor of approval of the principal terms of the merger is insufficient to approve the principal terms of the merger under California law. Adjourning the special meeting to a later date will give Cholestech additional time to solicit proxies to vote in favor of the principal terms of the merger. The Cholestech board of directors recommends that you vote "FOR" the adjournment proposal.

Q:
What will happen in the merger?

A:
Pursuant to the terms of the merger agreement, Iris Merger Sub, Inc., a wholly owned subsidiary of Inverness, will merge with and into Cholestech, and Cholestech will survive and continue as a wholly owned subsidiary of Inverness.

Q:
What consideration will Cholestech stockholders receive in the merger?

A:
Cholestech stockholders will receive 0.43642 shares of Inverness common stock for each share of Cholestech common stock they own. We call this number the exchange ratio. Each Cholestech stockholder will receive cash for any fractional share of Inverness common stock that such stockholder would be entitled to receive in the merger after aggregating all fractional shares to be received by such stockholder.

Q:
When do Inverness and Cholestech expect the merger to be completed?

A:
Inverness and Cholestech are working to complete the merger as quickly as practicable and currently expect that the merger could be completed promptly after the special meeting. However, we cannot predict the exact timing of the completion of the merger because it is subject to regulatory approvals and other conditions.

Q:
What are the United States federal income tax consequences of the merger?

A:
We expect the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. If the merger qualifies as a reorganization, Cholestech stockholders generally will not recognize any gain or loss upon the receipt of Inverness common stock in exchange for Cholestech common stock in connection with the merger, except for cash received in lieu of a fractional share of Inverness common stock.

  Cholestech stockholders are urged to read the discussion in the section entitled "The Merger—Material United States Federal Income Tax Consequences of the Merger" beginning on page 86 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Q:
What vote of Cholestech stockholders is required to approve the principal terms of the merger?

A:
Approval of the principal terms of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock entitled to vote at the special meeting. Only holders of record of Cholestech common stock at the close of business on August 1, 2007, which we refer to as the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were 15,630,756 shares of Cholestech common stock outstanding and entitled to vote at the special meeting.

Q:
What vote of Cholestech stockholders is required to approve the adjournment proposal?

A:
Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock present and voting, either in person or by proxy, (which shares voting affirmatively also must constitute at least a majority of the required quorum) at the special meeting.

Q:
Are there any risks related to the merger or any risks related to owning Cholestech or Inverness common stock?

A:
Yes. You should carefully review the section entitled "Risk Factors" beginning on page 26 of this proxy statement/prospectus.

Q:
Are any stockholders already committed to vote in favor of the merger?

A:
Yes. Pursuant to voting agreements with Inverness, each director and certain executive officers of Cholestech have agreed to vote his or her shares of Cholestech common stock held on the record date at the special meeting in favor of the merger proposal. These shares represented approximately 0.9% of the outstanding shares of Cholestech common stock as of the record date. For a more complete description of the voting agreements, see "The Voting Agreements" beginning on page 110 of this proxy statement/prospectus. The form of voting agreement is also attached to this proxy statement/prospectus as Annex B.

Q:
Am I entitled to dissenters' rights?

A:
If you are a Cholestech stockholder, under California law, you may have the right to dissent from the merger and obtain payment in cash for the fair market value of your shares of Cholestech common stock rather than shares of Inverness common stock. In order to exercise dissenters' rights, holders of at least 5% of the outstanding shares of Cholestech common stock must have filed a demand for payment under Chapter 13 of the California General Corporation Law. If you wish to exercise dissenters' rights or preserve your right to do so, you must precisely comply with all of the procedures set forth in Chapter 13 of the California General Corporation Law, including voting "AGAINST" the approval of the principal terms of the merger and delivering a written demand to Cholestech for purchase of your shares before the date of the special meeting. Chapter 13 of the California General Corporation Law is attached to this proxy statement/prospectus as Annex D.

  Holders of Inverness common stock are not entitled to dissenters' rights in connection with the issuance of Inverness common stock in the merger.

Q:
What will happen to Cholestech's outstanding options in the merger?

A:
Cholestech's outstanding options will be assumed by Inverness in the merger. Each option so assumed will thereafter represent an option to purchase a number of shares of Inverness common stock equal to the number of shares of Cholestech common stock subject to the option immediately prior to the merger (whether or not vested) multiplied by the exchange ratio, which is 0.43642 (rounded down to the nearest whole share). The assumed options will have the same vesting and expiration provisions as the original Cholestech options. The exercise price per share for each assumed Cholestech option will be equal to the exercise price per share of the original Cholestech option divided by the exchange ratio, rounded up to the nearest whole cent.

Q:
When and where will the special meeting of Cholestech stockholders be held?

A:
The special meeting will be held at Cholestech's executive offices at 3347 Investment Boulevard, Hayward, California 94545 on September 12, 2007, at 10:00 A.M. local time.

Q:
Who can attend and vote at the special meeting?

A:
All Cholestech stockholders of record as of the close of business on the record date are entitled to receive notice of and to vote at the special meeting.

Q:
What should I do now in order to vote on the proposals being considered at the special meeting?

A:
Cholestech stockholders as of the record date may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by submitting a proxy over the Internet or by telephone following the instructions on the enclosed proxy card. If you hold Cholestech common stock in "street name," which means that your shares are held of record by a broker, bank or other nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or other nominee to see if you may submit voting instructions using the Internet or telephone.

  Additionally, you may also vote in person by attending the special meeting. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q:
Do I need to send in my Cholestech stock certificates now?

A:
No. You should not send in your Cholestech stock certificates now. Following the merger, a letter of transmittal will be sent to Cholestech stockholders informing them where to deliver their Cholestech stock certificates in order to receive shares of Inverness common stock and any cash in lieu of a fractional share of Inverness common stock. You should not send in your Cholestech common stock certificates prior to receiving this letter of transmittal.

Q:
What will happen if I abstain from voting or fail to vote?

A:
Your abstention or failure to vote or to instruct your broker, bank or other nominee to vote if your shares are held in "street name" (referred to as a broker non-vote) will have the same effect as a vote against the proposal to approve the principal terms of the merger. With respect to the adjournment proposal, abstentions and broker non-votes will have no effect on the outcome of the vote on the proposal, as long as the shares voting affirmatively in favor of the proposal constitute at least a majority of the required quorum. To the extent that the shares voting affirmatively in favor of the proposal do not constitute at least a majority of the required quorum, abstentions and broker non-votes will have the same effect as a vote against the proposal. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted FOR the merger proposal and the adjournment proposal.

Q:
Can I change my vote after I have delivered my proxy?

A:
Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•
delivering a signed written notice of revocation to the Corporate Secretary of Cholestech;

•
signing and delivering a new, valid proxy bearing a later date;

•
submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

•
attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

  If your shares are held in "street name," you must contact your broker, bank or other nominee to change your vote.

Q:
What should I do if I receive more than one set of voting materials for the special meeting?

A:
You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. For each and every proxy card and voting instruction form you receive, please vote as soon as possible using one of the following methods: (1) by telephone by calling the toll free number as instructed on the enclosed proxy card, (2) by using the Internet as instructed on the enclosed proxy card or (3) by mail by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

Q:
Who can help answer my questions?

A:
If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

Cholestech Corporation
Attention: John Glenn
3347 Investment Boulevard
Hayward, California 94545
(510) 781-5065
Toll Free within the United States and Canada: 1-800-733-0404

SUMMARY

        The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger contemplated by the merger agreement, we encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Inverness and Cholestech that has been filed with the Securities and Exchange Commission, referred to as the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

The Companies

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900

        Inverness is a leading global developer, manufacturer and marketer of in vitro diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Its business is organized into three reportable segments: professional diagnostic products, consumer diagnostic products and vitamins and nutritional supplements. Through its professional diagnostics segment, Inverness develops, manufactures and markets an extensive array of innovative rapid diagnostic test products and other in vitro diagnostic tests to medical professionals and laboratories for detection of infectious diseases, cardiac conditions, drugs of abuse and pregnancy. Inverness' consumer diagnostic segment consists primarily of manufacturing operations related to its role as the exclusive manufacturer of products for SPD Swiss Precision Diagnostics, or Swiss Precision, Inverness' 50/50 joint venture with The Procter & Gamble Company, or P&G. Swiss Precision holds a leadership position in the worldwide over-the-counter pregnancy and fertility/ovulation test market. Inverness also manufactures and markets a variety of vitamins and nutritional supplements under its other brands and those of private label retailers primarily in the U.S. consumer market. Inverness has grown its businesses by leveraging its strong intellectual property portfolio and making selected strategic acquisitions. Its products are sold in approximately 90 countries through its direct sales force and an extensive network of independent global distributors.

Recent Developments

        On August 6, 2007, Inverness agreed to acquire HemoSense, Inc., a point-of-care diagnostic healthcare company that manufactures and sells easy-to-use, handheld blood coagulation systems for monitoring patients taking warfarin, in a stock for stock merger at a fixed exchange ratio of 0.274192 shares of Inverness common stock for each share of common stock of HemoSense. Based on this exchange ratio and HemoSense's capitalization as of July 31, 2007, Inverness expects to issue approximately 3,632,377 shares of Inverness common stock to the HemoSense stockholders, and reserve approximately 743,979 shares of Inverness common stock for future issuance upon the exercise of assumed options and warrants. The completion of the merger is subject to various closing conditions, including obtaining the approval of HemoSense stockholders and the satisfaction of regulatory conditions (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976). In connection with the merger agreement, certain HemoSense stockholders have entered into voting agreements with Inverness under which they have agreed to vote 33% of the outstanding shares of common stock of HemoSense in favor of the transaction at the meeting of the HemoSense stockholders. The transaction is structured as a tax-free reorganization and is expected to close during the fourth quarter of 2007.

Cholestech Corporation
3347 Investment Boulevard
Hayward, California 94545
(510) 732-7200

        Cholestech is a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and inflammatory disorders. Cholestech is committed to enabling people to lead longer, healthier and more active lives. Cholestech provides easy to use, accessible diagnostic tools and information to health care practitioners in over 35 countries around the world. Cholestech offers efficient and economic diagnostic testing for cholesterol and related lipids and liver enzymes at the point of care. Health care providers can use the CLIA-waived Cholestech LDX(R) System and the hs-CRP test, which is cleared by the FDA for use in moderate complexity labs, to initiate and monitor the progress of patient therapy. By providing effective disease management solutions, Cholestech's goal is to be a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and inflammatory disorders. Cholestech was incorporated in the state of California in February 1988.

The Merger

(see page 94)

        Inverness and Cholestech agreed to the acquisition of Cholestech by Inverness under the terms of the merger agreement that is described in this proxy statement/prospectus. Pursuant to the merger agreement, Iris Merger Sub, Inc., a wholly owned subsidiary of Inverness, will merge with and into Cholestech, with Cholestech surviving the merger and continuing as a wholly owned subsidiary of Inverness. Throughout this proxy statement/prospectus, we refer to Inverness' acquisition of Cholestech pursuant to the merger agreement as the merger. We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration and the Treatment of Cholestech Stock Options

        Cholestech stockholders will receive 0.43642 shares of Inverness common stock, referred to as the exchange ratio, for each share of Cholestech common stock they own. As a result, Inverness expects to issue approximately 6,821,575 shares of Inverness common stock in the merger based on the number of shares of Cholestech common stock outstanding on August 1, 2007. The stock to be issued to Cholestech stockholders by Inverness is referred to as the merger consideration. Each outstanding option to purchase Cholestech common stock will be assumed by Inverness and will be converted at the effective time of the merger into an option to acquire Inverness common stock. Each option so assumed will thereafter represent an option to purchase a number of shares of Inverness common stock equal to the number of shares of Cholestech common stock subject to the option immediately prior to the merger (whether or not vested) multiplied by the exchange ratio. The exercise price per share for each assumed Cholestech option will be equal to the exercise price per share of the original Cholestech option divided by the exchange ratio.

        For a full description of the merger consideration, see "The Merger Agreement—Conversion of Securities" beginning on page 94 of this proxy statement/prospectus. For a full description of the treatment of Cholestech stock options, see "The Merger Agreement—Treatment of Cholestech Stock Options and Assumption of Cholestech Stock Option Plans; Termination of Employee Stock Purchase Plan" beginning on page 95 of this proxy statement/prospectus.

Fractional Shares

        Inverness will not issue fractional shares of Inverness common stock in the merger. As a result, Cholestech stockholders will receive cash for any fractional share of Inverness common stock that they would otherwise be entitled to receive in the merger.

        For a full description of the treatment of fractional shares, see "The Merger Agreement—Fractional Shares" beginning on page 96 of this proxy statement/prospectus.

Risk Factors

(see page 26)

        In evaluating the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors" beginning on page 26 of this proxy statement/prospectus.

Cholestech Stockholders' Meeting; Vote Required

(see page 58)

        The special meeting of Cholestech stockholders will be held on September 12, 2007 at 10:00 A.M., local time, at Cholestech's executive offices at 3347 Investment Boulevard, Hayward, California 94545. At the special meeting, Cholestech stockholders will be asked to approve the principal terms of the merger and to grant discretionary authority to Cholestech management to vote your shares to adjourn the special meeting to a date not later than October 26, 2007 to solicit additional proxies if there are not sufficient votes for approval of the principal terms of the merger.

        Only holders of record of Cholestech common stock at the close of business on August 1, 2007, the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were 15,630,756 shares of Cholestech's common stock outstanding and entitled to vote at the special meeting.

        Approval of the principal terms of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock entitled to vote on the record date. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock present and voting, either in person or by proxy, (which shares voting affirmatively also must constitute at least a majority of the required quorum) at the special meeting.

Recommendation of Cholestech's Board of Directors

(see page 66)

        Cholestech's board of directors has unanimously determined that the merger is advisable, fair to and in the best interests of Cholestech and its stockholders, and recommends that you vote "FOR" approval of the principal terms of the merger and "FOR" the proposal to grant discretionary authority to the persons named as proxies to vote your shares to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the principal terms of the merger.

        In considering the recommendation of the Cholestech board of directors with respect to the merger, Cholestech stockholders should be aware that certain executive officers and directors of Cholestech have interests in the merger that may be different from, or in addition to, the interests of Cholestech stockholders generally. These interests include:

  •
  severance and change of control benefits that will be owed to certain executive officers of Cholestech if they are terminated after the transaction;

  •
  the positions at Inverness that certain Cholestech executive officers are expected to hold upon completion of the merger;

  •
  the continued indemnification and directors' and officers' insurance coverage of current Cholestech directors and officers following the merger; and

  •
  cash payments, made to certain executive officers of Cholestech, in lieu of annual stock option grants.

        The Cholestech board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Opinion of Cholestech's Financial Advisor

(see page 69)

        Cholestech's financial advisor, Savvian Advisors, LLC, or Savvian, delivered an opinion to the board of directors of Cholestech to the effect that, as of June 3, 2007 and based upon and subject to the various considerations described in its written opinion, the exchange ratio was fair from a financial point of view to the holders of the outstanding shares of Cholestech common stock.

        The full text of the written opinion of Savvian, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Savvian in rendering its opinion, is attached as Annex C to this proxy statement/prospectus. Holders of Cholestech common stock are urged to, and should, read the opinion carefully and in its entirety. Savvian provided its opinion for the information and assistance of the board of directors of Cholestech in connection with its consideration of the merger. The Savvian opinion addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Cholestech common stock as of the date of the Savvian opinion. The Savvian opinion does not address any other aspect of the proposed merger and does not constitute a recommendation as to how any holder of Cholestech common stock should vote or act with respect to the merger or any other matter.

Ownership of Inverness Following the Merger

        Based on the number of shares of Cholestech common stock outstanding as of the record date, Inverness expects to issue approximately 6,821,575 shares of Inverness common stock in the merger. Based on the number of shares of Cholestech common stock and the number of shares of Inverness common stock outstanding on the record date, after completion of the merger, former Cholestech stockholders are expected to own approximately 13% of the then-outstanding shares of Inverness common stock.

Share Ownership of Cholestech Directors and Executive Officers

        As of the record date, the directors and executive officers of Cholestech beneficially owned and were entitled to vote 141,445 shares of Cholestech common stock, which represent approximately 0.9% of the Cholestech common stock outstanding on that date. Concurrently with the execution and delivery of the merger agreement, on June 4, 2007, Inverness entered into a voting agreement with each of the directors and certain executive officers of Cholestech. For more information regarding the voting agreements, see "The Voting Agreements" beginning on page 110 of this proxy statement/prospectus. The form of voting agreement is attached to this proxy statement/prospectus as Annex B.

Listing of Inverness Common Stock and Delisting and Deregistration of Cholestech Common Stock

(see page 90)

        Application will be made to have the shares of Inverness common stock issued in the merger approved for listing on the American Stock Exchange. If the merger is completed, Cholestech common stock will no longer be listed on the Nasdaq Global Market and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and Cholestech will no longer file periodic reports with the SEC.

Dissenters' Rights

(see page 90)

        In the event that the stockholders of at least 5% of the outstanding shares of Cholestech common stock have filed a demand for payment under Chapter 13 of the California General Corporation Law no later than the date of the special meeting, the Cholestech stockholders who have filed such a demand will have the right to have Cholestech purchase their shares at the fair market value of those shares determined under Chapter 13 of the California General Corporation Law. The shares subject to such purchase are called "dissenting shares." In general, to preserve their dissenters' rights, Cholestech stockholders who wish to exercise these rights must:

  •
  vote their shares of Cholestech common stock "AGAINST" approval of the principal terms of the merger;

  •
  deliver a written demand to Cholestech for purchase of their shares, which must be received by Cholestech no later than the date of the special meeting;

  •
  submit the dissenting shares for endorsement in accordance with Section 1302 of the California General Corporation Law; and

  •
  comply with the other provisions of Chapter 13 of the California General Corporation Law, including continuously holding their shares of Cholestech common stock from the date they make the demand through the completion of the merger.

        The text of the California General Corporation Law governing dissenters' rights is attached to this proxy statement/prospectus as Annex D. Your failure to comply with the procedures described in Annex D will result in the loss of your dissenters' rights.

Conditions to Completion of the Merger

(see page 105)

        A number of conditions must be satisfied before the merger will be completed. These include, among others:

  •
  the receipt of the approval of the principal terms of the merger by Cholestech stockholders;

  •
  the effectiveness of a registration statement on Form S-4 and there being no pending or threatened stop order relating thereto;

  •
  the absence of any law or order that makes the consummation of the merger illegal;

  •
  the termination or expiration of all necessary waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act;

  •
  the absence of any instituted or pending action or proceeding by any governmental entity seeking (a) to interfere with the ownership or operation by Inverness of the business of Cholestech or Inverness or any of their subsidiaries, (b) to compel Inverness to dispose of or hold separate any portion of the business or assets of Cholestech or Inverness or any of their subsidiaries, (c) to impose limitations on the ability of Inverness to exercise full rights of ownership of the shares of Cholestech common stock or (d) to require divestiture by Inverness or any of its subsidiaries of any shares of Cholestech common stock;

  •
  the continued accuracy, in all material respects, of the representations and warranties of the parties regarding their capital structures and the due authorization of the merger agreement and, in the case of Cholestech, representations and warranties regarding its board approval, its fairness opinion, and the inapplicability of anti-takeover plans and statutes to the merger;

  •
  the continued accuracy of all other representations and warranties of the parties, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the party making the representation or warranty;

  •
  the performance or compliance in all material respects of each party with all agreements and covenants contained in the merger agreement and required to be performed or complied with at or before the closing;

  •
  the delivery of tax opinions of legal counsel to the effect that the merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  the absence of material adverse effects with respect to either party since June 4, 2007; and

  •
  the authorization for listing on the American Stock Exchange of the shares of Inverness common stock to be issued in the merger.

        Each of Inverness, Iris Merger Sub and Cholestech may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met. Neither Inverness nor Cholestech can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Regulatory Matters

(see page 89)

        The merger is subject to antitrust laws. Inverness and Cholestech have made all required filings under applicable U.S. antitrust laws with the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC.

Cholestech Is Prohibited From Soliciting Other Offers

(see page 101)

        The merger agreement contains detailed provisions that prohibit Cholestech, its subsidiaries and their respective officers, directors and representatives from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal, as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 15% interest in Cholestech's total outstanding securities, a sale of assets of Cholestech that generate or constitute more than 10% of Cholestech's net revenue, net income or assets, or a merger or other business combination. The merger agreement does not, however, prohibit Cholestech's board of directors from considering and recommending to Cholestech's stockholders an unsolicited acquisition proposal from a third party if specified conditions are met.

Termination of the Merger Agreement and Termination Fee

(see page 107)

        Under circumstances specified in the merger agreement, either Inverness or Cholestech may terminate the merger agreement. Subject to the limitations set forth in the merger agreement, the circumstances generally include if:

  •
  Inverness and Cholestech mutually agree to terminate the merger agreement;

  •
  the merger is not consummated by December 3, 2007;

  •
  a final, non-appealable order is issued or granted by a governmental entity in the United States or any foreign jurisdiction that enjoins or otherwise prohibits the merger from proceeding; or

  •
  the Cholestech stockholders do not approve the principal terms of the merger at the special meeting.

        Inverness may also terminate the merger agreement if certain triggering events identified in the merger agreement occur; these triggering events generally relate to the obligations of Cholestech's board of directors to maintain its recommendation of the approval of the principal terms of the merger and the obligations of Cholestech regarding the solicitation or acceptance of competing proposals.

        Under circumstances specified in the merger agreement, Cholestech may terminate the merger agreement to enter into a definitive agreement for a superior proposal, but only if it has complied with its obligations regarding the solicitation of competing proposals and has paid Inverness the termination fee described below.

        Cholestech has agreed to pay Inverness $9 million as a termination fee if:

  •
  the merger agreement is terminated following the occurrence of any of the triggering events identified in the merger agreement;

  •
  either party terminates the merger agreement because the merger is not consummated by December 3, 2007, or because the Cholestech stockholders do not approve the principal terms of the merger, in either case if, prior to the termination of the merger agreement, an acquisition proposal is publicly announced and, within twelve months following the termination, Cholestech enters into a definitive agreement providing for the acquisition of Cholestech; or

  •
  Cholestech terminates the merger agreement upon a change of recommendation by its board of directors in connection with a superior offer.

        Either party may also terminate the merger agreement if the other party breaches any of its covenants, agreements, representations or warranties set forth in the merger agreement such that the conditions to the terminating party's obligation to effect the merger would not be satisfied at the time of termination and the breach is not cured, or curable, within 30 days after the terminating party delivers written notice of the breach to the other party.

Material United States Federal Income Tax Consequences of the Merger

(see page 86)

        Inverness and Cholestech expect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to closing that each of Inverness and Cholestech receive an opinion from legal counsel to the effect that the merger will so qualify. If the merger qualifies as a reorganization, Cholestech stockholders generally will not recognize any gain or loss upon the receipt of Inverness common stock in exchange for Cholestech common stock in connection with the merger, except for cash received in lieu of a fractional share of Inverness common stock.

        Cholestech stockholders are urged to read the discussion in the section entitled "The Merger—Material United States Federal Income Tax Consequences of the Merger" beginning on page 86 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the merger, as well as the effect of state, local and foreign tax laws.

Accounting Treatment

(see page 89)

        In accordance with accounting principles generally accepted in the United States, or GAAP, Inverness will account for the merger using the purchase method of accounting for business combinations.

Comparison of Rights of Inverness Stockholders and Cholestech Stockholders

(see page 127)

        Cholestech stockholders, whose rights are currently governed by Cholestech's articles of incorporation, its bylaws, and California law, will, upon completion of the merger, become Inverness stockholders, and their rights will be governed by Inverness' certificate of incorporation, its bylaws, and Delaware law.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF INVERNESS

        The following selected financial data of Inverness as of and for each of the five fiscal years in the period ended December 31, 2006 have been derived from Inverness' audited historical financial statements. The following selected financial data of Inverness as of and for the three months ended March 31, 2007 and 2006 have been derived from Inverness' unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Inverness' financial statements and accompanying notes, as well as management's discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002(1)	2003	2004	2005	2006	2006	2007
	(unaudited) (in thousands, except per share data)
Statement of Operations Data:
Net product sales	$200,399	$285,430	$365,432	$406,457	$552,130	$122,753	$153,749
License and royalty revenue	6,405	9,728	8,559	15,393	17,324	5,068	5,230

Net revenue	206,804	295,158	373,991	421,850	569,454	127,821	158,979
Cost of sales	114,653	167,641	226,987	269,538	340,231	75,567	80,641

Gross profit	92,151	127,517	147,004	152,312	229,223	52,254	78,338
Operating expenses:
Research and development	14,508	24,367	31,954	30,992	53,666	10,610	12,009
Sales and marketing	39,570	52,504	57,957	72,103	94,445	20,822	28,331
General and administrative	38,628	35,812	52,707	59,990	71,243	15,838	22,659
Loss on dispositions, net	—	—	—	—	3,498	—	—
Charge related to asset impairment	12,682	—	—	—	—	—	—

Operating income (loss)	(13,237)	14,834	4,386	(10,773)	6,371	4,984	15,339
Interest expense and other expenses, net	(5,955)	(3,270)	(18,707)	(1,617)	(17,486)	(6,149)	(3,155)

(Loss) income from continuing operations before provision for income taxes	(19,192)	11,564	(14,321)	(12,390)	(11,115)	(1,165)	12,184
Provision for income taxes	3,443	2,911	2,275	6,819	5,727	1,465	5,879

(Loss) income from continuing operations	$(22,635)	$8,653	$(16,596)	$(19,209)	$(16,842)	$(2,630)	$6,305

(Loss) income from continuing operations available to common stockholders—basic and diluted (2)	$(34,583)	$7,695	$(17,345)	$(19,209)	$(16,842)	$(2,630)	$6,305

(Loss) income per common share (2):
Basic (2)	$(3.48)	$0.49	$(0.87)	$(0.79)	$(0.49)	$(0.09)	$0.14

Diluted (2)	$(3.48)	$0.44	$(0.87)	$(0.79)	$(0.49)	$(0.09)	$0.14

	December 31,					March 31,
	2002(1)	2003	2004	2005	2006	2006	2007
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,668	$24,622	$16,756	$34,270	$71,104	$33,525	$180,941
Working capital	27,685	44,693	62,615	84,523	133,313	93,678	287,148
Total assets	356,495	540,529	568,269	791,166	1,085,771	906,269	1,340,374
Total debt	104,613	176,181	191,224	262,504	202,976	257,480	159,008
Redeemable convertible preferred stock	9,051	6,185	—	—	—	—	—
Total stockholders' equity	161,849	265,173	271,416	397,308	714,138	506,705	1,026,679

(1)
Upon the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, Inverness recorded an impairment charge of $12.1 million, or $1.22 per basic and diluted share, and accounted for the charge as a cumulative effect of a change in accounting principle which was subtracted from loss before provision for income taxes to arrive at net loss. Consequently, net loss available to common stockholders in 2002 was $46.7 million, or $4.70 per basic and diluted share.

(2)
(Loss) income available to common stockholders and basic and diluted (loss) income per common share are computed as described in Notes 2(m) and 13 of Inverness' consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF CHOLESTECH

        The following selected financial data of Cholestech as of and for each of the five fiscal years in the period ended March 30, 2007 have been derived from Cholestech's audited historical financial statements. The following selected financial data of Cholestech as of and for the thirteen weeks ended June 29, 2007 and June 30, 2006 have been derived from Cholestech's unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Cholestech's financial statements and accompanying notes, as well as management's discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

						Thirteen Weeks Ended
	Year Ended March 31, (1)
						June 30, 2006	June 29, 2007
	2003	2004	2005	2006	2007
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$48,541	$52,376	$52,877	$64,093	$69,526	$16,784	$18,129
Cost of revenue	20,424	23,180	21,390	23,902	23,042	5,599	6,383

Gross profit	28,117	29,196	31,487	40,191	46,484	11,185	11,746
Operating expenses:
Sales and marketing	11,737	12,654	11,494	13,036	14,785	3,888	3,647
Research and development	2,722	3,159	4,252	7,553	6,280	1,383	1,511
General and administrative	7,008	8,153	9,864	11,230	13,718	3,780	4,100
Other operating costs	—	250	—	—	—	—	—
Litigation and other related	307	7,786	—	—	—	—	—

Total operating expenses	21,774	32,002	25,610	31,819	34,783	9,051	9,258

Income (loss) from operations	6,343	(2,806)	5,877	8,372	11,701	2,134	2,488
Interest and other income, net	438	334	243	923	2,158	468	786

Income (loss) before taxes	6,781	(2,472)	6,120	9,295	13,859	2,602	3,274
Provision (benefit) for income taxes (2)	(3,934)	(11,179)	1,972	3,661	4,453	1,106	1,292

Income from continuing operations	10,715	8,707	4,148	5,634	9,406	1,496	1,982
Loss from discontinued operations	(1,377)	—	—	—	—	—	—
Loss from sale of discontinued operations	(4,445)	—	—	—	—	—	—

Net income	$4,893	$8,707	$4,148	$5,634	$9,406	$1,496	$1,982

Income from continuing operations per share:
Basic	$0.79	$0.63	$0.29	$0.38	$0.62	$0.10	$0.13

Diluted	$0.76	$0.61	$0.29	$0.38	$0.61	$0.10	$0.12

Loss from discontinued operations per share:
Basic	$(0.43)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Diluted	$(0.41)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Net income per share:
Basic	$0.36	$0.63	$0.29	$0.38	$0.62	$0.10	$0.13

Diluted	$0.35	$0.61	$0.29	$0.38	$0.61	$0.10	$0.12

Shares used to compute net income per share (3):
Basic	13,551	13,922	14,295	14,687	15,106	14,824	15,494

Diluted	14,077	14,235	14,472	15,013	15,468	15,193	15,984

	March 31, (1)
						June 30, 2006	June 29, 2007
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities and long term marketable securities	$26,081	$23,602	$33,468	$42,676	$62,452	$46,459	$67,937
Working capital	22,579	23,986	33,578	37,290	63,025	47,567	62,641
Total assets	52,012	63,230	74,121	80,702	100,701	83,159	103,946
Accumulated deficit	(37,587)	(28,880)	(24,732)	(19,098)	(9,692)	(17,602)	(7,816)
Stockholders' equity	44,728	57,278	66,592	74,132	94,215	77,381	97,549

(1)
Cholestech's fiscal year is a 52-53 week period ending on the last Friday in March. Fiscal years 2003, 2004 and 2005 referenced in its Annual Report on Form 10-K consisted of 52 weeks. Fiscal year 2006 consisted of 53 weeks and fiscal year 2007 referenced in its Annual Report on Form 10-K consisted of 52 weeks. For convenience, Cholestech indicated in its Annual Report on Form 10-K that its fiscal year ends on March 31 and refers to the fiscal year ending March 28, 2003 as fiscal year 2003, March 26, 2004 as fiscal year 2004, March 25, 2005 as fiscal year 2005, March 31, 2006 as fiscal year 2006, and the fiscal year ending March 30, 2007 as fiscal year 2007.

(2)
Benefit for income taxes in fiscal years 2003 and 2004 includes a $4.2 million and $10.2 million, respectively, gain from a net deferred income tax benefit which resulted from the reversal of a portion of the valuation allowance previously established for deferred tax assets, primarily net operating losses.

(3)
An explanation of the shares used to compute net income per share is provided in Note 1 of Cholestech's consolidated financial statements included in its Annual Report on Form 10-K for the year ended March 30, 2007.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following table presents summary unaudited pro forma condensed combined financial data that reflects the proposed acquisition of Cholestech by Inverness. This information also reflects the following significant acquisitions and dispositions that Inverness has completed since December 31, 2005:

  •
  Inverness' acquisition of Biosite in June 2007, including the related financing transactions;

  •
  the formation of Inverness' 50/50 joint venture with P&G in May 2007 for the development, manufacturing, marketing and sale of certain consumer diagnostic products, pursuant to which Inverness contributed its consumer diagnostics net assets to the joint venture and received a cash payment of $325 million;

  •
  Inverness' acquisition of Instant Technologies in March 2007; and

  •
  Inverness' acquisition of the Innovacon business, including the ABON facility, in March 2006.

        This information is derived from and should be read in conjunction with the "Selected Unaudited Pro Forma Condensed Combined Financial Data" beginning on page 111, and the historical financial statements and notes thereto of Inverness and Cholestech that are incorporated by reference in this proxy statement/prospectus. This information does not reflect the pro forma effect of other acquisitions that Inverness has completed since December 31, 2005, none of which is significant enough to require the presentation of pro forma financial information. All acquisitions are reflected using the purchase method of accounting, and the actual operating results of Instant and the Innovacon business are included in Inverness' historical financial results only from their respective dates of acquisition.

        The unaudited pro forma condensed combined statements of operations data assume that the pending acquisition of Cholestech, the acquisitions of Biosite, Instant and Innovacon and the consummation of the 50/50 joint venture with P&G occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet data assume that the pending acquisition of Cholestech, the acquisition of Biosite and the related financing transactions, and the consummation of the 50/50 joint venture with P&G occurred on March 31, 2007. The historical Inverness balance sheet as of March 31, 2007 reflects Instant and Innovacon.

        The pro forma data in the table assume that the merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company's results of operations for the periods presented. As of the date of this document, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Cholestech assets to be acquired and liabilities to be assumed and the related allocations of purchase price, nor has it identified all the adjustments necessary to conform Cholestech's data to Inverness' accounting policies. Similarly, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the assets acquired and liabilities assumed in the Biosite and Instant acquisitions and the related allocations of their respective purchase prices, nor has it identified all the adjustments necessary to conform the data of Biosite and Instant to Inverness' accounting policies. However, Inverness has made certain adjustments to the historical book values of the assets and liabilities of Cholestech, Biosite and Instant as of March 31, 2007 to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma condensed combined financial data. The fair value adjustments included in the unaudited pro forma condensed combined financial data represent management's estimates of these adjustments based upon currently available information. The preliminary purchase price allocations assigned value to certain identifiable intangible assets, including, among other things, customer relationships, core technology and trademarks. Actual results may differ from this unaudited pro forma combined data once Inverness has determined the respective final purchase prices for Cholestech, Biosite and Instant and has completed the detailed valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting policy changes for Cholestech, Biosite and Instant. Accordingly, the final purchase price allocations, which will or may be determined subsequent to the closing of the merger, and their effects on results of operations, may differ materially from the unaudited pro forma combined amounts included in this section.

        The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the merger or the other transactions described above been consummated as of January 1, 2006 or March 31, 2007.

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
	(in thousands, except per share amounts)
Pro Forma Condensed Combined Statement of Operations Data:
Net product sales	$866,305	$233,577
Research and license revenues	22,655	6,499

Net revenues	$888,960	$240,076
Cost of sales	480,886	116,641

Gross profit	408,074	123,435
Operating expenses:
Research and development	108,136	22,926
Sales and marketing	186,139	48,790
General and administrative	145,856	28,739
Loss on dispositions	3,498	—

Total operating expenses	443,629	100,455

Operating income	(35,555)	22,980
Interest and other income (expense), net	(106,680)	(22,004)

(Loss) income before income taxes	(142,235)	976
Income tax provision	4,649	4,960

Net loss	$(146,884)	$(3,984)

Net loss per common share:
Basic and diluted	$(3.47)	$(0.08)

Weighted average shares—basic	42,275	51,552

Weighted average shares—diluted	42,275	54,448

As of March 31, 2007
(in thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$106,402
Working capital	205,334
Total assets	3,373,343
Total long-term liabilities, excluding current portion	1,807,174
Total stockholders' equity	1,371,552

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

        The following table presents for Inverness common stock and Cholestech common stock certain historical, pro forma, pro forma combined and pro forma combined equivalent per share financial information. The pro forma financial information for Inverness reflects the following significant acquisitions and dispositions that Inverness has completed since December 31, 2005:

  •
  Inverness' acquisition of Biosite in June 2007, including the related financing transactions;

  •
  the formation of Inverness' 50/50 joint venture with P&G in May 2007 for the development, manufacturing, marketing and sale of certain consumer diagnostic products, pursuant to which Inverness contributed its consumer diagnostics net assets to the joint venture and received a cash payment of $325 million;

  •
  Inverness' acquisition of Instant Technologies in March 2007; and

  •
  Inverness' acquisition of the Innovacon business, including the ABON facility, in March 2006.

        For more pro forma financial information regarding these transactions, including certain estimates and assumptions made by Inverness with respect to that information, see "Selected Unaudited Pro Forma Condensed Combined Financial Data" beginning on page 111. The pro forma financial information for Inverness does not reflect the pro forma effect of other acquisitions that Inverness has completed since December 31, 2005, none of which is significant enough to require the presentation of pro forma financial information. Moreover, the actual operating results of Instant and the Innovacon business are included in Inverness' historical financial results only from their dates of acquisition on March 12, 2007 and March 31, 2006, respectively.

        For purposes of preparing the following pro forma per share data, the historical financial information for both Inverness and Cholestech is based on the year ended December 31, 2006 and the three months ended March 31, 2007. These periods differ from the fiscal periods that Cholestech uses for financial reporting purposes, and accordingly the following historical financial information for Cholestech does not match Cholestech's historical financial statements filed with the SEC.

        The pro forma, pro forma combined and pro forma combined equivalent income and dividend per share data assume that the pending acquisition of Cholestech and the other transactions described above occurred on January 1, 2006. The pro forma, pro forma combined and pro forma combined equivalent net book value per share data assume that the pending acquisition of Cholestech and the other transactions described above (other than the Instant and Innovacon acquisitions) occurred on March 31, 2007. The historical Inverness balance sheet as of March 31, 2007 reflects Instant and Innovacon. The pro forma combined equivalent data are calculated by multiplying the pro forma combined data by the exchange ratio of 0.43642.

        The pro forma, pro forma combined and pro forma combined equivalent data are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the merger or the other transactions described above been consummated as of January 1, 2006 or March 31, 2007.

	Year Ended/As of December 31, 2006	Three Months Ended/As of March 31, 2007
Inverness historical data:
Net income (loss) per basic share	$(0.49)	$0.14
Net income (loss) per diluted share	$(0.49)	$0.14
Cash dividends per share	—	—
Book value per share		$21.96
Inverness pro forma data(1):
Net loss per basic share	$(4.36)	$(0.15)
Net loss per diluted share	$(4.36)	$(0.15)
Cash dividends per share	—	—
Book value per share		$22.06
Cholestech historical data:
Net income per basic share	$0.54	$0.22
Net income per diluted share	$0.53	$0.21
Cash dividends per share	—	—
Book value per share		$6.05
Pro forma combined data(2):
Net loss per basic share	$(3.47)	$(0.08)
Net loss per diluted share	$(3.47)	$(0.08)
Cash dividends per share	—	—
Book value per share		$25.59
Pro forma combined equivalent data:
Net loss per basic share	$(1.51)	$(0.03)
Net loss per diluted share	$(1.51)	$(0.03)
Cash dividends per share	—	—
Book value per share		$11.17

(1)
Reflects the pro forma effects of the acquisitions of Biosite, Instant and the Innovacon business and the formation of the 50/50 joint venture with P&G.

(2)
Reflects the pro forma effects of both the transactions described in note (1) and the proposed acquisition of Cholestech.

COMPARATIVE PER SHARE MARKET PRICE DATA

        Inverness common stock trades on the American Stock Exchange under the symbol "IMA." Cholestech common stock trades on the Nasdaq Global Market under the symbol "CTEC."

        The following table sets forth the closing prices for Inverness common stock and Cholestech common stock as reported on the American Stock Exchange and the Nasdaq Global Market, respectively, on June 1, 2007, the last trading day before Inverness and Cholestech announced the merger, and August 7, 2007, the last trading day before the date of this proxy statement/prospectus. The table also includes the market value of Cholestech common stock on an equivalent price per share basis, as determined by reference to the value of merger consideration to be received in respect of each share of Cholestech common stock in the merger. These equivalent prices per share reflect the fluctuating value of the Inverness common stock that Cholestech stockholders would receive in exchange for each share of Cholestech common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.43642 shares of Inverness common stock for each share of Cholestech common stock.

	Inverness Common Stock	Cholestech Common Stock	Equivalent Value of Cholestech Common Stock
June 1, 2007	$48.17	$16.79	$21.02
August 7, 2007	$46.36	$20.01	$20.23

        The above table shows only historical comparisons. These comparisons may not provide meaningful information to Cholestech stockholders in determining whether to approve the principal terms of the merger. Cholestech stockholders are urged to obtain current market quotations for Inverness and Cholestech common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the principal terms of the merger. See "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

RISK FACTORS

        In addition to the other information included in this proxy statement/prospectus, including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 57 of this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for approval of the principal terms of the merger. In addition, you should read and consider the risks associated with each of the businesses of Inverness and Cholestech because these risks will also affect the combined company.

Risk Factors Relating to the Merger

The integration of the operations of Inverness and Cholestech may be difficult and may lead to adverse effects.

        The success of the merger will depend, in part, on the ability of Inverness to realize the anticipated synergies, cost savings and growth opportunities from integrating Cholestech's business with Inverness' businesses. Inverness' success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of Cholestech. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

  •
  consolidating manufacturing and research and development operations, where appropriate;

  •
  integrating Cholestech's business into Inverness' financial reporting system;

  •
  coordinating sales, distribution and marketing functions;

  •
  preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships of Cholestech;

  •
  minimizing the diversion of management's attention from ongoing business concerns; and

  •
  coordinating geographically separate organizations.

        Inverness and Cholestech may not accomplish this integration smoothly or successfully. The diversion of the attention of management from its current operations to the integration effort and any difficulties encountered in combining operations could prevent Inverness from realizing the full benefits anticipated to result from the merger and adversely affect other Inverness businesses.

The price of Inverness common stock may decline, which would decrease the value of the merger consideration to be received by Cholestech stockholders in the merger.

        The price of Inverness common stock might decline from the $48.17 price per share at the close of trading on June 1, 2007, the last full trading day prior to the public announcement of the merger. The exchange ratio will not be adjusted as a result of any change in the price of Inverness common stock or Cholestech common stock. Therefore, the value of the merger consideration to be received by Cholestech stockholders will depend on the market price of Inverness common stock at the time the merger becomes effective. Cholestech does not have the right to terminate the merger agreement or resolicit the vote of its stockholders based solely on changes in the value of Inverness common stock. Accordingly, if the price of Inverness common stock declines prior to the completion of the merger, the value of the merger consideration to be received by Cholestech stockholders in the merger will decrease as compared to the value on the date the merger was announced. See "The Merger Agreement—Conversion of Securities" beginning on page 94 of this proxy statement/prospectus.

        In addition, because the merger will be completed after the special meeting, Cholestech stockholders will not know the exact value of the Inverness common stock that will be issued in the merger when they vote on the merger proposal. As a result, a decline in the market price of Inverness common stock after the special meeting will reduce the value of the merger consideration that Cholestech stockholders will receive.

        During the twelve-month period ending on June 29, 2007, the closing price of Inverness common stock varied from a low of $25.99 to a high of $53.85, and ended that period at $51.02. We encourage you to obtain current market quotations for Inverness common stock before you vote your shares.

Inverness and Cholestech may be unable to obtain the regulatory approvals required to complete the merger.

        The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Under the HSR Act, Inverness and Cholestech were required to make pre-merger notification filings and await the expiration of the statutory waiting period. Inverness and Cholestech submitted the filings required by the HSR Act, and the waiting period expired on July 23, 2007. Inverness and Cholestech do not believe that the merger is subject to review by any other governmental authorities under the antitrust laws of the other jurisdictions where Inverness and Cholestech conduct business.

        While Inverness and Cholestech expect to obtain required regulatory clearances, consents and approvals, Inverness and Cholestech cannot be certain that any required approvals will be obtained, nor can they be certain that the approvals will be obtained within the time contemplated by the merger agreement. A delay in obtaining any required clearances, consents and approvals might delay and may possibly prevent the completion of the merger.

        In addition, even after completion of the merger, either the Antitrust Division, the FTC, or other United States or foreign governmental authorities could challenge or seek to block the merger under the antitrust laws, as they deem necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Inverness and Cholestech cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Inverness and Cholestech will prevail. For a full description of the regulatory clearances, consents and approvals required for the merger, see "The Merger—Regulatory Matters" beginning on page 89 of this proxy statement/prospectus.

The merger agreement limits Cholestech's ability to pursue alternatives to the merger.

        The merger agreement contains provisions that make it more difficult for Cholestech to sell its business to a party other than Inverness. These provisions include the general prohibition on Cholestech soliciting any acquisition proposal or offer for a competing transaction, the requirement that Cholestech pay a termination fee of $9 million if the merger agreement is terminated in specified circumstances and the requirement that Cholestech submit the principal terms of the merger to a vote of Cholestech stockholders, even if the Cholestech board of directors changes its recommendation, unless, prior to the stockholder vote, Cholestech enters into a definitive agreement for a competing acquisition that its board of directors determines to be superior, terminates the merger agreement and pays the termination fee. See "The Merger Agreement—Termination" beginning on page 107 of this proxy statement/prospectus, "The Merger Agreement—Termination Fee" beginning on page 108 of this proxy statement/prospectus and "The Merger Agreement—Obligation of Cholestech's Board of Directors with Respect to Its Recommendation and Holding of a Stockholders' Meeting" beginning on page 100 of this proxy statement/prospectus.

        These provisions might discourage a third party that might have an interest in acquiring all of or a significant part of Cholestech from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share market price than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire Cholestech than it might otherwise have proposed to pay. The payment of the termination fee could also have an adverse effect on Cholestech's financial condition.

Certain directors and executive officers of Cholestech have interests in the merger that may be different from, or in addition to, the interests of Cholestech stockholders.

        When considering the Cholestech board of directors' recommendation that Cholestech stockholders vote in favor of the proposal to approve the principal terms of the merger, Cholestech stockholders should be aware that some directors and executive officers of Cholestech have interests in the merger that may be different from, or in addition to, the interests of Cholestech stockholders. These interests include agreements that provide for payments following a change of control, including the acceleration of the vesting of stock options, and the right to continued indemnification and insurance coverage by Inverness for acts or omissions occurring prior to the merger. As a result of these interests, these directors and officers could be more likely to recommend a vote in favor of approval of the principal terms of the merger than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Cholestech stockholders. For a full description of the interests of directors and executive officers of Cholestech in the merger, see "The Merger—Interests of Executive Officers and Directors of Cholestech in the Merger" beginning on page 82 of this proxy statement/prospectus.

Inverness expects to record a significant amount of goodwill and other intangible assets in connection with the merger, which may result in significant future charges against earnings if the goodwill and other intangible assets become impaired.

        In connection with the accounting for the merger, Inverness expects to record a significant amount of goodwill and other intangible assets. Under SFAS No. 142, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Inverness' results of operations in future periods.

Inverness faces different market risks from those faced by Cholestech, and these risks may cause the value of the shares of Inverness common stock issued to you to decline.

        In the merger you will receive shares of Inverness common stock. The business, strategy and financial condition of Inverness are different from that of Cholestech. Inverness' results of operations, as well as the price of Inverness common stock, will be affected by factors that may be different from those affecting Cholestech's results of operations and its common stock price. For a description of the businesses of Inverness and Cholestech and certain risks relating to their businesses, see the sections of this proxy statement/prospectus entitled "The Companies," "Risk Factors—Risks Relating to Inverness" and "Risk Factors—Risks Relating to Cholestech." For a more detailed description of the businesses of Inverness and Cholestech, see Inverness' Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Cholestech's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, each of which is incorporated by reference into this proxy statement/prospectus.

Failure to complete the merger could negatively impact Cholestech's stock price and future business and operations.

        If the merger is not completed for any reason, Cholestech may be subject to a number of material risks, including the following:

  •
  Cholestech may incur approximately $1.25 million in merger-related expenses without realizing the expected benefits of the merger;

  •
  Cholestech may be required to pay Inverness a termination fee of $9 million;

  •
  the price of Cholestech common stock may decline to the extent that the current market price of Cholestech common stock reflects an assumption that the merger will be completed; and

  •
  Cholestech must pay its accrued costs related to the merger, such as legal and accounting fees, even if the merger is not completed.

        In addition, Cholestech's customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Cholestech customers could have a material adverse effect on Cholestech's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective Cholestech employees may experience uncertainty about their future role with Inverness until Inverness' strategies with regard to Cholestech are announced or executed. This uncertainty may adversely affect Cholestech's ability to attract and retain key management, marketing, technical, manufacturing, administrative, sales and other personnel.

Risk Factors Relating to Inverness

Inverness' business has substantial indebtedness, which could, among other things, make it more difficult for Inverness to satisfy its debt obligations, require Inverness to use a large portion of its cash flow from operations to repay and service its debt or otherwise create liquidity problems, limit its flexibility to adjust to market conditions, place it at a competitive disadvantage and expose it to interest rate fluctuations.

        Inverness currently has, and will likely continue to have, a substantial amount of indebtedness. As of June 30, 2007, in addition to other indebtedness, Inverness had approximately $995 million in aggregate principal amount of indebtedness outstanding under its senior secured credit facilities, or the senior secured facility, $250 million in aggregate principal amount of indebtedness outstanding under a junior secured credit facility, or the junior secured facility (collectively with the senior secured facility, the secured credit facilities), and $150 million in indebtedness under its outstanding 3% senior subordinated convertible notes, or the senior subordinated convertible notes. Upon completion of syndication, the term loan under the senior secured facility is expected to bear interest at a rate per annum of LIBOR plus 2.00%, while the revolving line of credit is expected to bear interest at a rate per annum of LIBOR plus between 1.75% and 2.25%, depending on our consolidated leverage ratio. The junior secured facility bears interest at a rate per annum of LIBOR plus 4.25%. Inverness also had $55 million of additional borrowing capacity under the revolving portions of the senior secured facility and, subject to restrictions in Inverness' secured credit facilities and the senior subordinated convertible notes, has the ability to incur additional indebtedness.

        Inverness' substantial indebtedness could affect its future operations in important ways. For example, it could:

  •
  make it more difficult to satisfy Inverness' obligations under the senior subordinated convertible notes, its secured credit facilities and its other debt-related instruments;

  •
  require Inverness to use a large portion of its cash flow from operations to pay principal and interest on its indebtedness, which would reduce the amount of cash available to finance its operations and service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities, including acquisitions, research and development projects or product design enhancements;

  •
  limit Inverness' flexibility to adjust to market conditions, leaving it vulnerable in a downturn in general economic conditions or in its business and less able to plan for, or react to, changes in its business and the industries in which it operates;

  •
  impair Inverness' ability to obtain additional financing;

  •
  place Inverness at a competitive disadvantage compared to its competitors that have less debt; and

  •
  expose Inverness to fluctuations in the interest rate environment with respect to its indebtedness that bears interest at variable rates.

        Inverness expects to obtain the money to pay its expenses and to pay the principal and interest on the senior subordinated convertible notes, its secured credit facilities and its other debt from cash flow from its operations and from additional loans under its secured credit facilities, subject to continued covenant compliance, and potentially from other debt or equity offerings. Inverness' ability to meet its expenses thus depends on its future performance, which will be affected by financial, business, economic and other factors. Inverness will not be able to control many of these factors, such as economic conditions in the markets in which it operates and pressure from competitors. Inverness cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If Inverness' cash flow and capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance its debt, including the notes, seek additional equity capital or borrow more money. Inverness cannot guarantee that it will be able to do so on acceptable terms. In addition, the terms of existing or future debt agreements, including the credit agreements governing Inverness' secured credit facilities and the indenture governing the senior subordinated convertible notes, may restrict Inverness from adopting any of these alternatives.

Inverness has entered into agreements governing its indebtedness that subject it to various restrictions that may limit its ability to pursue business opportunities.

        The agreements governing Inverness' indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, subject Inverness to various restrictions on its ability to engage in certain activities, including, among other things, its ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make distributions or repurchase or redeem its stock;

  •
  acquire other businesses;

  •
  make investments;

  •
  make loans to or extend credit for the benefit of third parties or its subsidiaries;

  •
  enter into transactions with affiliates;

  •
  raise additional capital;

  •
  make capital or finance lease expenditures;

  •
  dispose of or encumber assets; and

  •
  consolidate, merge or sell all or substantially all of its assets.

        These restrictions may limit Inverness' ability to pursue business opportunities or strategies that it would otherwise consider to be in its best interests.

Inverness' secured credit facilities contain certain financial covenants that it may not satisfy which, if not satisfied, could result in the acceleration of the amounts due under these facilities and the limitation of its ability to borrow additional funds in the future.

        The agreements governing Inverness' secured credit facilities subject it to various financial and other covenants with which it must comply on an ongoing or periodic basis. These include covenants pertaining to capital expenditures, interest coverage ratios, leverage ratios and minimum cash requirements. If Inverness violates any of these covenants, it may suffer a material adverse effect. Most notably, Inverness' outstanding debt under its secured credit facilities could become immediately due and payable, its lenders could proceed against any collateral securing such indebtedness, and its ability to borrow additional funds in the future may be limited.

A default under any of the agreements governing Inverness' indebtedness could result in a default and acceleration of indebtedness under other agreements.

        The agreements governing Inverness' indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, contain cross-default provisions whereby a default under one agreement could result in a default and acceleration of its repayment obligations under other agreements. If a cross-default were to occur, Inverness may not be able to pay its debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on commercially reasonable terms or acceptable terms. If some or all of Inverness' indebtedness is in default for any reason, its business, financial condition and results of operations could be materially and adversely affected.

Inverness may not be able to satisfy its debt obligations upon a fundamental change or change of control, which could limit its opportunity to enter into a fundamental change or change of control transaction.

        Upon the occurrence of a "fundamental change," as defined in the indenture governing the senior subordinated convertible notes, each holder of Inverness' senior subordinated convertible notes will have the right to require Inverness to purchase the notes at a price equal to 100% of the principal amount, together with any accrued and unpaid interest. A fundamental change includes, among other things, the acquisition of more than 50% of the Inverness common stock by any person or group, the sale of all or substantially all of the assets of Inverness or a recapitalization or similar transaction involving Inverness. Inverness' failure to purchase, or give notice of purchase of, the senior subordinated convertible notes would be a default under the indenture, which would in turn be a default under its secured credit facilities. In addition, the occurrence of a "change of control," as defined in the credit agreements governing Inverness' secured credit facilities, will constitute an event of default under the secured credit facilities. A default under Inverness' secured credit facilities would result in an event of default under its senior subordinated convertible notes and, if the lenders accelerate the debt under Inverness' secured credit facilities and/or under the indenture governing the senior subordinated convertible notes, this may result in the acceleration of Inverness' other indebtedness outstanding at the time. As a result, if Inverness does not have enough cash to repay all of its indebtedness or to repurchase all of the senior subordinated convertible notes, Inverness may be limited in the fundamental change or change of control transactions that it may pursue.

Inverness' acquisitions may not be profitable, and the integration of these businesses may be costly and difficult and may cause disruption to its business.

        Since commencing activities in November 2001, Inverness has acquired and attempted to integrate, or is in the process of integrating, into its operations Unipath Limited and its associated companies and assets, or the Unipath business, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN); the Wampole Division of MedPointe Inc., or Wampole; Ostex

International, Inc., or Ostex; Applied Biotech, Inc., or ABI; the rapid diagnostics business that Inverness acquired from Abbott Laboratories, or the Abbott rapid diagnostics business; Ischemia, Inc., or Ischemia; Binax, Inc., or Binax; the Determine/DainaScreen business that Inverness acquired from Abbott Laboratories in 2005, or the Determine business; Thermo BioStar Inc., or BioStar; the rapid diagnostics business that Inverness acquired from ACON Laboratories, Inc., or the Innovacon business; Instant Technologies, Inc., or Instant; and Biosite Incorporated, or Biosite. Inverness has also made a number of smaller acquisitions. The ultimate success of all of these acquisitions depends, in part, on Inverness' ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses or assets into Inverness' existing businesses. However, the successful integration of independent businesses or assets is a complex, costly and time-consuming process. The difficulties of integrating companies and acquired assets include among others:

  •
  consolidating manufacturing and research and development operations, where appropriate;

  •
  integrating newly acquired businesses or product lines into a uniform financial reporting system;

  •
  coordinating sales, distribution and marketing functions;

  •
  establishing or expanding manufacturing, sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines;

  •
  preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships;

  •
  minimizing the diversion of management's attention from ongoing business concerns; and

  •
  coordinating geographically separate organizations.

Inverness may not accomplish the integration of its acquisitions smoothly or successfully. The diversion of the attention of Inverness management from current operations to integration efforts and any difficulties encountered in combining operations could prevent Inverness from realizing the full benefits anticipated to result from these acquisitions and adversely affect its other businesses. Additionally, the costs associated with the integration of Inverness' acquisitions can be substantial. To the extent that Inverness incurs integration costs that are not anticipated when it finances its acquisitions, these unexpected costs could adversely impact its liquidity or force it to borrow additional funds. Ultimately, the value of any business or asset that Inverness has acquired may not be greater than or equal to the purchase price of that business or asset.

If Inverness chooses to acquire or invest in new and complementary businesses, products or technologies rather than developing them internally, such acquisitions or investments could disrupt its business and, depending on how Inverness finances these acquisitions or investments, could result in the use of significant amounts of cash.

        Inverness' success depends in part on its ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time Inverness may seek to acquire or invest in businesses, products or technologies instead of developing them internally. Acquisitions and investments involve numerous risks, including:

  •
  the inability to complete the acquisition or investment;

  •
  disruption of Inverness' ongoing businesses and diversion of management attention;

  •
  difficulties in integrating the acquired entities, products or technologies;

  •
  difficulties in operating the acquired business profitably;

  •
  difficulties in transitioning key customer, distributor and supplier relationships;

  •
  risks associated with entering markets in which Inverness has no or limited prior experience; and

  •
  unanticipated costs.

        In addition, any future acquisitions or investments may result in:

  •
  issuances of dilutive equity securities, which may be sold at a discount to market price;

  •
  use of significant amounts of cash;

  •
  the incurrence of debt;

  •
  the assumption of significant liabilities;

  •
  unfavorable financing terms;

  •
  large one-time expenses; and

  •
  the creation of intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Inverness' joint venture transaction with P&G may not realize all of its intended benefits.

        On May 17, 2007, Inverness completed its 50/50 joint venture transaction with P&G, creating Swiss Precision and transferring to Swiss Precision substantially all of the assets of Inverness' consumer diagnostics business, other than its manufacturing and core intellectual property assets, in exchange for $325.0 million in cash. In connection with the establishment of the Swiss Precision joint venture, Inverness may experience:

  •
  difficulties in integrating the respective corporate cultures and business objectives of Inverness and P&G into the new joint venture;

  •
  difficulties or delays in transitioning clinical studies;

  •
  diversion of Inverness management's time and attention from other business concerns;

  •
  higher than anticipated costs of integration at the joint venture;

  •
  difficulties in retaining key employees who are necessary to manage the joint venture; or

  •
  difficulties in working with an entity based in Switzerland and thus remote or inconvenient to Inverness' Waltham, Massachusetts headquarters.

For any of these reasons or as a result of other factors, Inverness may not realize the anticipated benefits of the joint venture, and cash flow or profits derived from Inverness' ownership interest in Swiss Precision may be less than the cash flow or profits that could have been derived had Inverness retained the transferred assets and continued to operate the consumer diagnostics business itself. P&G retains an option to require Inverness to purchase P&G's interest in Swiss Precision at fair market value during the 60-day period beginning on the fourth anniversary of the closing. Moreover, certain subsidiaries of P&G have the right, at any time upon certain material breaches by Inverness or its subsidiaries of their obligations under the joint venture documents, to acquire all of Inverness' interest in the joint venture at fair market value less damages.

If goodwill and/or other intangible assets that Inverness has recorded in connection with its acquisitions of other businesses become impaired, Inverness could have to take significant charges against earnings.

        In connection with the accounting for certain of its acquisitions, including the Unipath business, Wampole, Ostex, ABI, the Abbott rapid diagnostics product lines, Ischemia, Binax, the Determine business, BioStar, the Innovacon business, Instant and Biosite, Inverness has recorded, or will record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect Inverness' reported results of operations in future periods.

Inverness may experience manufacturing problems or delays, which could result in decreased revenues or increased costs.

        Many of Inverness' manufacturing processes are complex and require specialized and expensive equipment. Replacement parts for its specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. In addition, Inverness' private label consumer diagnostic products business, and its private label and bulk nutritional supplements business in particular, rely on operational efficiency to mass produce products at low margins per unit. Inverness also relies on numerous third parties to supply production materials and in some cases there may not be alternative sources immediately available.

        In addition, during 2006 Inverness closed two manufacturing facilities, and Inverness is shifting the production of products from these facilities to China. Inverness has shifted the production of other products to its manufacturing facilities in China. Moving the production of products is difficult and involves significant risk. Problems establishing relationships with local materials suppliers; acquiring or adapting the new facility and its equipment to the production of new products; hiring, training and retaining personnel and establishing and maintaining compliance with governmental regulations and industry standards can cause delays and inefficiencies which could have a material negative impact on Inverness' financial performance. Inverness also currently relies on a number of significant third-party manufacturers to produce certain of its professional diagnostic products. In addition, Inverness manufactures the products acquired with the Determine business from a facility in Matsudo, Japan that is made available to Inverness by Abbott Laboratories, from whom Inverness also receives support services related to this facility. Any event which negatively impacts Inverness' manufacturing facilities, its manufacturing systems or equipment, or its contract manufacturers or suppliers, including, among others, wars, terrorist activities, natural disasters and outbreaks of infectious disease, could delay or suspend shipments of products or the release of new products or could result in the delivery of inferior products. Inverness' revenues from the affected products would decline or Inverness could incur losses until such time as it is able to restore its production processes or put in place alternative contract manufacturers or suppliers. Even though Inverness carries business interruption insurance policies, Inverness may suffer losses as a result of business interruptions that exceed the coverage available under its insurance policies.

Inverness may experience difficulties that may delay or prevent its development, introduction or marketing of new or enhanced products.

        Inverness intends to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process. Inverness may experience research and development, manufacturing, marketing and other difficulties that could delay or prevent its development, introduction or marketing of new products or enhancements. Inverness cannot be certain that:

  •
  any of the products under development will prove to be effective in clinical trials;

  •
  it will be able to obtain, in a timely manner or at all, regulatory approval to market any of its products that are in development or contemplated;

  •
  the products it develops can be manufactured at acceptable cost and with appropriate quality; or

  •
  that these products, if and when approved, can be successfully marketed.

The factors listed above, as well as manufacturing or distribution problems, or other factors beyond the control of Inverness, could delay new product launches. In addition, Inverness cannot assure you that the market will accept these products. Accordingly, there is no assurance that Inverness' overall revenues will increase if and when new products are launched.

If the results of clinical studies required to gain regulatory approval to sell Inverness' products are not available when expected or do not demonstrate the anticipated utility of those potential products, Inverness may not be able to sell future products and its sales could be adversely affected.

        Before Inverness can sell its products, its must conduct clinical studies intended to demonstrate that its potential products perform as expected. The results of these clinical studies are used as the basis to obtain regulatory approval from government authorities such as the FDA. Clinical studies are experiments conducted using potential products and human patients having the diseases or medical conditions that the product is trying to evaluate or diagnose. Conducting clinical studies is a complex, time-consuming and expensive process. In some cases, Inverness may spend as much as several years completing certain studies.

        If Inverness fails to adequately manage its clinical studies, its clinical studies and corresponding regulatory approvals may be delayed or it may fail to gain approval for its potential product candidates altogether. Even if Inverness successfully manages its clinical studies, it may not obtain favorable results and may not be able to obtain regulatory approval. If Inverness is unable to market and sell its new products or is unable to obtain approvals in the timeframe needed to execute its product strategies, its business and results of operations would be materially and adversely affected.

If Inverness is unable to obtain required clearances or approvals for the commercialization of its products in the United States, it may not be able to sell future products and its sales could be adversely affected.

        Inverness' future performance depends on, among other matters, its estimates as to when and at what cost it will receive regulatory approval for new products. Regulatory approval can be a lengthy, expensive and uncertain process, making the timing, cost and ability to obtain approvals difficult to predict.

        In the United States, clearance or approval to commercially distribute new medical devices is received from the FDA through clearance of a Premarket Notification, or 510(k), or through approval of a Premarket Approval, or PMA. To receive 510(k) clearance, a new product must be substantially equivalent to a medical device first marketed in interstate commerce prior to May 1976. The FDA may determine that a new product is not substantially equivalent to a device first marketed in interstate commerce prior to May 1976 or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. The 510(k) clearance and PMA review processes can be expensive, uncertain and lengthy. It generally takes from three to five months from submission to obtain 510(k) clearance, and from six to eighteen months from submission to obtain a PMA approval; however, it may take longer, and 510(k) clearance or PMA approval may never be obtained.

        Modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, require new 510(k) or PMA submissions. Inverness has made modifications to some of its products since receipt of initial 510(k) clearance or PMA approval. With respect to several of these modifications, Inverness filed new 510(k)s describing the modifications and received FDA 510(k) clearance. Inverness has made other modifications to some of its products that it believes do not require the submission of new 510(k)s or PMA. The FDA may not agree with any of our determinations not to submit a new 510(k) or PMA for any of these modifications made to our products. If the FDA requires Inverness to submit a new 510(k) or PMA for any device modification, Inverness may be prohibited from marketing the modified products until the new submission is cleared by the FDA.

Inverness is also subject to applicable regulatory approval requirements of the foreign countries in which it sells products, which are costly and may prevent or delay Inverness from marketing its products in those countries.

        In addition to regulatory requirements in the United States, Inverness is subject to the regulatory approval requirements for each foreign country to which it exports its products. In the European Union, regulatory compliance requires affixing the "CE" mark to product labeling. Although Inverness' products are currently eligible for CE marking through self-certification, this process can be lengthy and expensive. In Canada, as another example, Inverness' products require approval by Health Canada prior to commercialization along with International Standards Organization, or ISO, 13485/CMDCAS certification. It generally takes three to six months from submission to obtain a Canadian Device License. Any changes in foreign approval requirements and processes may cause Inverness to incur additional costs or lengthen review times of its products. Inverness may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause Inverness to incur additional costs or prevent it from marketing its products in foreign countries, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with ongoing regulation applicable to the products Inverness sells, may result in significant costs or, in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals.

        Any products for which Inverness obtains regulatory approval or clearance continue to be extensively regulated by the FDA and other federal, state and foreign regulatory agencies. These regulations impact many aspects of Inverness' operations, including manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. For example, Inverness' manufacturing facilities and those of its suppliers and distributors are, or can be, subject to periodic regulatory inspections. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any product approvals that could restrict the commercial applications of those products. In addition, the subsequent discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Inverness is also subject to routine inspection by the FDA and certain state agencies for compliance with Quality System Requirement and Medical Device Reporting requirements in the United States and other applicable regulations worldwide, including but not limited to ISO regulations. In addition to product-specific regulations, Inverness is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Inverness may incur significant costs to comply with these laws and regulations. If Inverness fails to comply with applicable regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products or injunctions against their distribution, disgorgement of money, operating restrictions and criminal prosecution.

        Regulatory agencies may also impose new or enhanced standards that would increase Inverness' costs as well as the risks associated with non-compliance. For example, Inverness anticipates that the FDA may soon finalize and implement "good manufacturing practice," or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While Inverness' manufacturing facilities for nutritional supplements have been subjected to, and passed, third-party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If Inverness delivers products with defects, its credibility may be harmed, market acceptance of its products may decrease and it may be exposed to liability in excess of its product liability insurance coverage.

        The manufacturing and marketing of consumer and professional diagnostic products involve an inherent risk of product liability claims. In addition, Inverness' product development and production are extremely complex and could expose its products to defects. Any defects could harm its credibility and decrease market acceptance of its products. In addition, Inverness' marketing of vitamins and nutritional supplements may cause it to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of its insurance coverage or may be excluded from coverage under the terms of the policy. In the event that Inverness is held liable for a claim for which it is not indemnified, or for damages exceeding the limits of its insurance coverage, that claim could materially damage its business and financial condition.

The effect of market saturation may negatively affect the sales of Inverness' products, including our Biosite Triage BNP Tests.

        Sales growth in Inverness' recently acquired Biosite business has been driven in recent years by growth in the sales volumes of the Biosite Triage BNP Tests. For example, growth in the sales unit volume of Triage BNP Tests represented 41% and 69% of Biosite's total product sales volume growth for 2006 and 2005, respectively. The meter-based Triage BNP Test, launched domestically in January 2001, was the first blood test available to aid in the detection of heart failure and benefited from a first to market position until the entry of direct competition in June 2003.

        As the acute care and initial diagnosis market segment for natriuretic testing in the U.S. hospital setting becomes saturated, Inverness' expects the growth rates of sales unit volume for its Biosite Triage BNP Tests in 2007 and future periods to be lower than the growth rates experienced by Biosite over the past several years. Unless Inverness is able to successfully introduce new products into the market and achieve market acceptance of those products in a timely manner, the effect of market saturation on its existing products may negatively impact product sales, gross margins and financial results. In addition, as the market for BNP testing matures and more competitive products become available, the average sales price for the Biosite Triage BNP Tests is likely to decline, which will adversely impact Inverness' product sales, gross margins and our overall financial results.

Inverness' sales of branded nutritional supplements have been trending downward since 1998 due to the maturity of the market segments they serve and the age of that product line, and Inverness may experience further declines in sales of those products.

        Inverness' aggregate sales of all of its brand name nutritional products, including, among others, Ferro-Sequels, Stresstabs, Protegra, Posture, SoyCare, ALLBEE, and Z-BEC, have declined each year since 1998 through the year 2006, except in 2002 when they increased slightly as compared to 2001. Inverness believes that these products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The overall age of this product line means that Inverness is subject to future distribution loss for under-performing brands, while its opportunities for new distribution on the existing product lines are limited. As a result,

Inverness does not expect significant sales growth of its existing brand name nutritional products, and it may experience further declines in overall sales of its brand name nutritional products in the future.

Inverness' sales of specific vitamins and nutritional supplements could be negatively affected by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

        Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also affect individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of Inverness' vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of Inverness' vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively affect the profitability of Inverness' vitamin and nutritional supplements business.

Inverness could suffer monetary damages, incur substantial costs or be prevented from using technologies important to its products as a result of a number of pending legal proceedings.

        Inverness is involved in various legal proceedings arising out of its consumer diagnostics, nutritional supplements and professional diagnostics business. Because of the nature of Inverness' business, Inverness may be subject at any particular time to commercial disputes, consumer product claims or various other lawsuits arising in the ordinary course of its business, including employment matters, and Inverness expects that this will continue to be the case in the future. Such lawsuits generally seek damages, sometimes in substantial amounts, for commercial or personal injuries allegedly suffered and can include claims for punitive or other special damages. An adverse ruling or rulings in one or more such lawsuits could, individually or in the aggregate, have a material adverse effect on Inverness' sales, operations or financial performance. In addition, Inverness aggressively defends its patent and other intellectual property rights. This often involves bringing infringement or other commercial claims against third parties. These suits can be expensive and result in counterclaims challenging the validity of Inverness' patents and other rights. Inverness cannot assure you that these lawsuits or any future lawsuits relating to its businesses will not have a material adverse effect on it.

Because sales of Inverness' private label nutritional supplements are generally made at low margins, the profitability of these products may suffer significantly as a result of relatively small increases in raw material or other manufacturing costs.

        Sales of Inverness' private label nutritional supplements, which for the years ended December 31, 2006 and 2005 provided approximately 13% and 16%, respectively, of its net product sales, generate low profit margins. Inverness relies on its ability to efficiently mass produce nutritional supplements in order to make meaningful profits from these products. Changes in raw material or other manufacturing costs can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, Inverness does not have long-term supply contracts for its required raw materials and, as a result, its costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that Inverness' ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product by product basis. The internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where customers will auction off the right to manufacture a particular product to the lowest bidder. The resulting margin erosion in Inverness' nutritionals business has resulted in a reduction in its overall gross margin over the last several years and contributed to its losses in 2006.

Inverness' financial condition or results of operations may be adversely affected by international business risks.

        Approximately 41% and 42% of Inverness' net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. A significant number of Inverness' employees, including manufacturing, sales, support and research and development personnel, are located in foreign countries, including England, Scotland, Japan, China and Israel. Conducting business outside the United States subjects Inverness to numerous risks, including:

  •
  increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

  •
  decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

  •
  lower productivity resulting from difficulties managing sales, support and research and development operations across many countries;

  •
  lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

  •
  lost revenues resulting from the imposition by foreign governments of trade protection measures;

  •
  higher cost of sales resulting from import or export licensing requirements;

  •
  lost revenues or other adverse affects as a result of economic or political instability in or affecting foreign countries in which Inverness sells its products or operates; and

  •
  adverse effects resulting from changes in foreign regulatory or other laws affecting the sales of Inverness products or its foreign operations.

Because Inverness' business relies heavily on foreign operations and revenues, changes in foreign currency exchange rates and Inverness' need to convert currencies may negatively affect its financial condition and results of operations.

        Inverness' business relies heavily on its foreign operations. Five of its manufacturing operations are conducted outside the United States, in Bedford, England; Hangzhou and Shanghai, China; Matsudo, Japan and Yavne, Israel. Inverness has consolidated much of its cardiovascular-related research and development in Scotland and it intends to establish a significant manufacturing operation there. Approximately 41% and 42% of Inverness' net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. In addition, the Abbott rapid diagnostics business generates a majority of its sales outside the United States, and all of the revenues of the Determine business are derived outside of the United States. Because of its foreign operations and foreign sales, Inverness faces exposure to movements in foreign currency exchange rates. Its primary exposures are related to the operations of its European subsidiaries and its manufacturing facilities in China and Japan. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could affect Inverness' actual cash flow.

Intense competition could reduce Inverness' market share or limit its ability to increase market share, which could impair the sales of its products and harm its financial performance.

        The medical products industry is rapidly evolving, and developments are expected to continue at a rapid pace. Competition in this industry, which includes both Inverness' consumer diagnostics and professional diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Inverness' competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions.

        Inverness' future success depends upon maintaining a competitive position in the development of products and technologies in its areas of focus. Inverness' competitors may:

  •
  develop technologies and products that are more effective than Inverness products or that render Inverness technologies or products obsolete or noncompetitive;

  •
  obtain patent protection or other intellectual property rights that would prevent Inverness from developing potential products; or

  •
  obtain regulatory approval for the commercialization of their products more rapidly or effectively than Inverness does.

Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for Inverness diagnostics businesses in certain foreign jurisdictions. In addition, many of Inverness' existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

        The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets, groceries and health food stores. As most of these companies are privately held, Inverness is unable to obtain the information necessary to assess precisely the size and success of these competitors. However, Inverness believes that a number of its competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than Inverness and have greater financial resources.

The rights Inverness relies upon to protect the intellectual property underlying its products may not be adequate, which could enable third parties to use its technology and would reduce its ability to compete in the market.

        Inverness' success will depend in part on its ability to develop or acquire commercially valuable patent rights and to protect its intellectual property. Inverness' patent position is generally uncertain and involves complex legal and factual questions. The degree of present and future protection for Inverness' proprietary rights is uncertain.

        The risks and uncertainties that Inverness faces with respect to its patents and other proprietary rights include the following:

  •
  the pending patent applications it has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

  •
  the claims of any patents which are issued may not provide meaningful protection;

  •
  it may not be able to develop additional proprietary technologies that are patentable;

  •
  the patents licensed or issued to it or its customers may not provide a competitive advantage;

  •
  other parties may challenge patents or patent applications licensed or issued to it or its customers;

  •
  patents issued to other companies may harm its ability to do business; and

  •
  other companies may design around technologies it has patented, licensed or developed.

        In addition to patents, Inverness relies on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying its products. If these measures do not protect Inverness' rights, third parties could use Inverness technology and Inverness' ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of Inverness products may breach their agreements with Inverness regarding its intellectual property, and it may not have adequate remedies for the breach. Inverness also may not be able to effectively protect its intellectual property rights in some foreign countries. For a variety of reasons, Inverness may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of its patents. Inverness' trade secrets may also become known through other means not currently foreseen by it. Despite Inverness' efforts to protect its intellectual property, its competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to Inverness technology and products without infringing on any of Inverness' intellectual property rights or design around its proprietary technologies.

Claims by others that Inverness products infringe on their proprietary rights could adversely affect Inverness' ability to sell its products and could increase its costs.

        Substantial litigation over intellectual property rights exists in both the consumer and professional diagnostic industries. Inverness expects that its products in these industries could be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents which Inverness products or technology may infringe. Any of these third parties might make a claim of infringement against Inverness. Any litigation could result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which Inverness is accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays or require Inverness to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against Inverness and Inverness could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, Inverness' revenue may decrease and it could be exposed to legal actions by its customers.

Inverness has initiated, and may need to further initiate, lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive and, if Inverness loses, could cause it to lose some of its intellectual property rights, which would reduce its ability to compete in the market.

        Inverness relies on patents to protect a portion of its intellectual property and its competitive position. In order to protect or enforce its patent rights, Inverness may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

  •
  assert claims of infringement;

  •
  enforce Inverness patents;

  •
  protect Inverness trade secrets or know-how; or

  •
  determine the enforceability, scope and validity of the proprietary rights of others.

Currently, Inverness has initiated a number of lawsuits against competitors whom it believes to be selling products that infringe its proprietary rights. These current lawsuits and any other lawsuits that Inverness initiates could be expensive, take significant time and divert management's attention from other business concerns. Litigation also puts Inverness patents at risk of being invalidated or interpreted narrowly and Inverness patent applications at risk of not issuing. Additionally, Inverness may provoke third parties to assert claims against it.

        Patent law relating to the scope of claims in the technology fields in which Inverness operates is still evolving and, consequently, patent positions in its industry are generally uncertain. Inverness may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, Inverness' stock price could decline.

In December 2005, Inverness learned that the Securities and Exchange Commission, or the SEC, had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions. Inverness cannot predict what the outcome of this investigation will be.

        In December 2005, Inverness learned that the SEC had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions, and Inverness subsequently received a subpoena for documents. Inverness believes that it has fully responded to the subpoena and has continued to fully cooperate with the SEC's investigation. Inverness cannot predict whether the SEC will seek additional information or what the outcome of its investigation will be.

In March 2006, the FTC opened a preliminary, non-public investigation into Inverness' acquisition of the Innovacon business to determine whether this acquisition may be anticompetitive. Inverness cannot predict what the outcome of this investigation will be.

        In March 2006, the FTC opened a preliminary, non-public investigation into Inverness' then-pending acquisition of the Innovacon business it acquired from ACON Laboratories to determine whether this acquisition may be anticompetitive, and Inverness subsequently received a Civil Investigative Demand and a subpoena requesting documents. Inverness believes that it has fully responded to the Civil Investigative Demand, and it is continuing to produce documents in connection with the subpoena and to otherwise cooperate with the FTC's investigation. Inverness cannot predict whether the FTC will seek additional information or what the outcome of this investigation will be. The FTC generally has the power to commence administrative or federal court proceedings seeking injunctive relief or divestiture of assets. In the event that an order were to be issued requiring divestiture of significant assets or imposing other injunctive relief, Inverness' business, financial condition and results of operations could be materially adversely affected.

Non-competition obligations and other restrictions will limit Inverness' ability to take full advantage of its management team, the technology it owns or licenses and its research and development capabilities.

        Members of the Inverness management team have had significant experience in the diabetes field. In addition, technology Inverness owns or licenses may have potential applications to this field and its research and development capabilities could be applied to this field. However, in conjunction with Inverness' split-off from Inverness Medical Technology, Inc., or IMT, Inverness agreed not to compete with IMT and Johnson & Johnson in the field of diabetes through 2011. In addition, Inverness' license agreement with IMT prevents it from using any of the licensed technology in the field of diabetes. As a result of these restrictions, Inverness cannot pursue opportunities in the field of diabetes.

Inverness' operating results may fluctuate due to various factors and as a result period-to-period comparisons of its results of operations will not necessarily be meaningful.

        Factors relating to Inverness' business make its future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

  •
  the timing of new product announcements and introductions by Inverness and its competitors;

  •
  market acceptance of new or enhanced versions of Inverness products;

  •
  changes in manufacturing costs or other expenses;

  •
  competitive pricing pressures;

  •
  the gain or loss of significant distribution outlets or customers;

  •
  increased research and development expenses;

  •
  the timing of any future acquisitions;

  •
  general economic conditions; or

  •
  general stock market conditions or other economic or external factors.

Because Inverness' operating results may fluctuate from quarter to quarter, it may be difficult for Inverness or its investors to predict future performance by viewing historical operating results.

Period-to-period comparisons of Inverness' operating results may not be meaningful due to its acquisitions.

        Inverness has engaged in a number of acquisitions in recent years, which makes it difficult to analyze Inverness' results and to compare them from period to period. Significant acquisitions include Inverness' acquisitions of IVC Industries, Inc. in March 2002, Wampole in September 2002, Ostex in June 2003, ABI in August 2003, the Abbott rapid diagnostics product lines in September 2003, Binax and Ischemia in March 2005, the Determine business in June 2005, BioStar in September 2005, the Innovacon business in March 2006, Instant in March 2007 and Biosite in June 2007. Period-to-period comparisons of Inverness' results of operations may not be meaningful due to these acquisitions and are not indications of Inverness' future performance. Any future acquisitions, including the pending acquisition of Cholestech, will also make Inverness' results difficult to compare from period to period in the future.

Future sales of Inverness common stock issuable upon conversion of its senior subordinated convertible notes may adversely affect the market price of Inverness common stock.

        Inverness' $150,000,000 principal amount of senior subordinated convertible notes are initially convertible into Inverness common stock at a conversion price of approximately $52.30 per share, or approximately 2,868,120 shares. Sales of a substantial number of shares of Inverness common stock in the public market could depress the market price of Inverness common stock and impair Inverness' ability to raise capital through the sale of additional equity securities. Inverness cannot predict the effect that future sales of its common stock or other equity-related securities would have on the market price of Inverness common stock. The price of Inverness common stock could be affected by possible sales of Inverness common stock by holders of its senior subordinated convertible notes and by hedging or arbitrage trading activity that may develop involving Inverness common stock.

The conversion rate of Inverness' senior subordinated convertible notes may be adjusted based upon the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008, and any such adjustment will be dilutive to the holders of Inverness common stock and could have an adverse effect on the price of Inverness common stock.

        The conversion rate applicable to Inverness' senior subordinated convertible notes will be increased if the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008 is less than $40.23 (adjusted for any stock splits, stock dividends, recapitalizations or other similar events). In that event, the conversion rate will be adjusted to be the greater of 130% of such average or $40.23 (in each case adjusted for any stock splits, stock dividends, recapitalizations or other similar events), but no such adjustment will decrease the then-applicable conversion rate. Any such adjustment will result in additional shares of Inverness common stock becoming issuable upon conversion of Inverness' senior subordinated convertible notes and therefore will be dilutive to holders of Inverness common stock.

Inverness' stock price may fluctuate significantly, and stockholders who buy or sell Inverness common stock may lose all or part of the value of their investment, depending on the price of Inverness common stock from time to time.

        Inverness common stock has been listed on the American Stock Exchange since November 23, 2001, and it has a limited market capitalization. As a result, Inverness is currently followed by only a few market analysts and a portion of the investment community. Limited trading of Inverness common stock may therefore make it more difficult for you to sell your shares.

        In addition, Inverness' share price may be volatile due to fluctuations in its operating results, as well as factors beyond Inverness' control. It is possible that in some future periods the results of Inverness' operations will be below the expectations of the public market. If this occurs, the market price of Inverness common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of Inverness common stock for reasons unrelated to its operating performance. The market price of Inverness common stock may be highly volatile and may be affected by factors such as:

  •
  quarterly and annual operating results, including failure to meet the performance estimates of securities analysts;

  •
  changes in financial estimates of revenues and operating results or buy/sell recommendations by securities analysts;

  •
  the timing of announcements by Inverness or its competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

  •
  changes in general conditions in the economy, the financial markets or the health care industry;

  •
  government regulation in the health care industry;

  •
  changes in other areas such as tax laws;

  •
  sales of substantial amounts of Inverness common stock or the perception that such sales could occur;

  •
  changes in investor perception of Inverness' industry, businesses or prospects;

  •
  the loss of key employees, officers or directors; or

  •
  other developments affecting Inverness or its competitors.

Anti-takeover provisions in Inverness' organizational documents and Delaware law may limit the ability of its stockholders to control its policies and effect a change of control of Inverness and may prevent attempts by Inverness' stockholders to replace or remove its current management, which may not be in your best interests.

        There are provisions in Inverness' certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire it, even if some of Inverness' stockholders might consider the proposal to be in their best interests, and may prevent attempts by Inverness' stockholders to replace or remove its current management. These provisions include the following:

  •
  Inverness' certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of Inverness' board of directors in control for a longer period of time than stockholders may desire;

  •
  Inverness' certificate of incorporation authorizes its board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control;

  •
  Inverness' certificate of incorporation prohibits its stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

  •
  Inverness' certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors; and

  •
  Inverness' bylaws require advance written notice of stockholder proposals and director nominations.

Additionally, Inverness is subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of Inverness stock. Finally, the board of directors may in the future adopt other protective measures, such as a stockholder rights plan, which could delay, deter or prevent a change of control.

Because Inverness does not intend to pay dividends on its common stock, you will benefit from an investment in Inverness common stock only if it appreciates in value.

        Inverness currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any dividends on Inverness common stock in the foreseeable future. In addition, Inverness' secured credit facilities currently prohibit the payment of cash dividends. As a result, the success of your investment in Inverness common stock will depend entirely upon any future appreciation. There is no guarantee that Inverness common stock will appreciate in value or even maintain the value at which you purchased your shares.

Risk Factors Relating to Cholestech

Cholestech has a history of fluctuating operating results, which may result in the market price of its common stock declining

        Cholestech's revenue and operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate in the future. The following are some of the factors that could cause Cholestech's revenue, operating results and margins to fluctuate significantly from quarter to quarter:

  •
  the timing and level of market acceptance of the LDX System and the GDX System;

  •
  manufacturing problems, efficiencies, capacity constraints or delays;

  •
  the timing of the introduction, availability and market acceptance of new tests and products;

  •
  the timing of significant orders from, and shipments to, customers;

  •
  variations in the mix of products sold;

  •
  promotional program spending by both domestic and European pharmaceutical companies;

  •
  changes in demand for Cholestech's products based on changes in third-party reimbursement policies, changes in government regulation and other factors;

  •
  product pricing and discounts;

  •
  the timing and level of expenditures associated with research and development activities;

  •
  the timing, establishment and maintenance of strategic distribution arrangements and the success of the activities conducted under such arrangements;

  •
  competition from diagnostic companies with greater financial capital and resources;

  •
  costs and timing associated with business development activities, including potential licensing of technologies or intellectual property rights;

  •
  additions or departures of Cholestech's key personnel; and

  •
  litigation or the threat of litigation.

        These and other factors are difficult to predict and could have a material adverse effect on Cholestech's business, financial condition and operating results. Fluctuations in quarterly demand for Cholestech's products may cause its manufacturing operations to fluctuate in volume, increase uncertainty in operational planning and/or affect cash flows from operations. Cholestech commits to many of its expenses in advance, based on its expectations of future business needs. These costs are largely fixed in the short-term. As a result, when business levels do not meet expectations, Cholestech's fixed costs will not be recovered and Cholestech will experience losses. This situation is likely to result in the future because of the variability and unpredictability of Cholestech's revenue. This also means that Cholestech's results will likely not meet the expectations of public market security analysts or investors at one time or another, which may result in the market price of Cholestech common stock declining.

Cholestech's business depends on its ability to protect its proprietary technology through patents and other means and to operate without infringing the proprietary rights of others

        Cholestech's success depends in part on its ability to develop and maintain the proprietary aspects of its technology and operate without infringing the proprietary rights of others. Cholestech has thirteen United States patents, one German patent and has filed patent applications relating to its technology internationally under the Patent Cooperation Treaty and individual foreign patent applications. The risks of relying on the proprietary nature of Cholestech's technology include:

  •
  Cholestech's pending patent applications may not result in the issuance of any patents, or, if issued, such patents may not offer protection against competitors with similar technology;

  •
  Cholestech's patents may be challenged, invalidated or circumvented in the future, and the rights created under Cholestech's patents may not provide a competitive advantage;

  •
  competitors, many of whom have substantially greater resources than Cholestech and have made substantial investments in competing technologies, may seek to apply for and obtain patents covering technologies that are more effective than Cholestech's. This could render Cholestech's technologies or products obsolete or uncompetitive or could prevent, limit or interfere with its ability to make, use or sell Cholestech's products either in the United States or in international markets;

  •
  the medical products industry has been characterized by extensive litigation regarding patents and other intellectual property rights; and

  •
  an adverse determination in litigation or interference proceedings to which Cholestech may become a party could subject Cholestech to significant liabilities to third parties or require Cholestech to seek licenses from third parties, which may not be available on commercially reasonable terms or at all.

        Cholestech may in the future become subject to patent infringement claims and litigation or interference proceedings conducted in the United States Patent and Trademark Office to determine the priority of inventions. Litigation may also be necessary to enforce any patents issued to Cholestech, to protect Cholestech's trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. The defense and prosecution of intellectual property suits, patent interference proceedings and related legal and administrative proceedings are both costly and time consuming and will likely result in substantially diverting the attention of technical and management personnel from Cholestech's business operations. Cholestech may also be subject to significant damages or equitable remedies regarding the development and sale of its products and operation of its business.

        For example, in December 2003, Cholestech entered into a settlement agreement and license agreement with Roche, which settled all existing patent litigation between the parties on a worldwide basis. As a part of the settlement, Cholestech paid Roche an ongoing royalty and Roche granted an irrevocable, non-exclusive, worldwide license to Cholestech for its patents related to HDL cholesterol. In addition, the parties also agreed upon a mechanism for the resolution of future patent infringement disputes. Under the Roche license and settlement agreements, Cholestech is entitled to identify a design-around product that it believes does not require payment to Roche, and it has done so. Roche can request arbitration on this issue, and they have taken the first steps to initiate such proceedings. If no agreement is reached, an arbitration will be commenced to determine whether license payments must be made for the design-around. If, upon the resolution of any such dispute, it is ultimately determined that Cholestech's new HDL cholesterol test cassette is covered by Roche's patents, Cholestech will pay Roche the same ongoing royalty, as that agreed to under the Roche license and settlement agreements.

        Cholestech relies on trade secrets, technical know-how and continuing invention to develop and maintain its competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Cholestech's trade secrets or disclose such technology. Cholestech may also be unable to adequately protect its trade secrets, or be capable of protecting its rights to its trade secrets.

Cholestech depends on technology that it licenses from others, which may not be available to Cholestech in the future and would prevent it from introducing new products and harm its business

        Cholestech's current products incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. Cholestech has obtained licenses for certain of these technologies. Cholestech may in the future be required to negotiate to obtain licenses for new products. Some of Cholestech's current licenses are subject to rights of termination and may be terminated. Cholestech's licensors may not abide by their contractual obligations and, as a result, may limit the benefits Cholestech currently derives from their licenses. Cholestech may be unable to renegotiate or obtain licenses for technology patented by others on commercially reasonable terms, or at all. Cholestech also may be unable to develop alternative approaches if it is unable to obtain licenses. Cholestech's future licenses may also not be adequate for the operation of its business. Failure to obtain, maintain or enforce necessary licenses on commercially reasonable terms or to identify and implement alternative approaches could prevent Cholestech from introducing its products and severely harm its business.

If third-party reimbursement for use of Cholestech's products is eliminated or reduced, its sales will be greatly reduced and its business may fail

        In the United States, healthcare providers that purchase products such as the LDX System and the GDX System generally rely on their patients' healthcare insurers, including private health insurance plans, federal Medicare, state Medicaid and managed care organizations, to reimburse all or part of the cost of the procedure in which the product is being used. Cholestech will be unable to successfully market its products if their purchase and use is not subject to reimbursement from government health authorities, private health insurers and other third-party payors. If this reimbursement is not available or is limited, healthcare providers will be much less likely to use Cholestech's products, its sales will be greatly reduced and its business may fail.

        There are current conditions in the healthcare industry that increase the possibility that third-party payors may reduce or eliminate reimbursement for tests using Cholestech's products in certain settings. These conditions include:

  •
  third-party payors are increasingly scrutinizing and challenging the prices charged for both existing and new medical products and services;

  •
  healthcare providers are moving toward a system in which employers are requiring participants to bear a greater burden of the cost of their healthcare benefits which could result in fewer elective procedures, such as the use of Cholestech's products for diagnostic screening;

  •
  general uncertainty regarding what changes will be made in the reimbursement methods used by third-party payors and how that will affect the use of products such as Cholestech's, which may deter healthcare providers from adopting the use of its products; and

  •
  an overall escalating cost of medical products and services has led to and will continue to lead to increased pressures on the healthcare industry, both domestic and international, to reduce the cost of products and services, including products offered by Cholestech.

        Market acceptance of Cholestech's products in international markets is also dependent, in part, on the availability of reimbursement or funding, as the case may be, within prevailing healthcare systems. Reimbursement, funding and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. Third-party reimbursement and coverage may not be available or adequate in either the United States or international markets, and current reimbursement or funding amounts may be decreased in the future. Also, future legislation, regulation or reimbursement policies of third-party payors may adversely affect demand for Cholestech's products or its ability to sell its products on a profitable basis. Any of these events could materially harm Cholestech's business.

If the healthcare system in the United States undergoes fundamental change, these changes may harm Cholestech's business

        Cholestech believes that the healthcare industry in the United States is likely to undergo fundamental changes due to current political, economic and regulatory influences. Cholestech anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative healthcare delivery and payment systems. Potential alternatives include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the healthcare delivery system. Cholestech expects legislative debate to continue in the future and for market forces to demand reduced costs. Cholestech cannot predict what impact the adoption of any federal or state healthcare reform measures, future private sector reform or market forces may have on its business. Any changes in the healthcare system could potentially have extremely negative effects on Cholestech's business.

Cholestech depends on distributors to sell its products and failure to successfully maintain these relationships could adversely affect its ability to generate revenue

        To increase revenue and achieve sustained profitability, Cholestech will have to successfully maintain its existing distribution relationships and develop new distribution relationships. Cholestech depends on its distributors to assist it in promoting market acceptance of the LDX System and the GDX System. However, Cholestech may be unable to enter into and maintain new arrangements on a timely basis, or at all. Even if Cholestech does enter into additional distributor relationships, those distributors may not devote the resources necessary to provide effective sales and marketing support to its products. In addition, Cholestech's distributors sell products offered by its competitors. If Cholestech's competitors offer its distributors more favorable terms or have more products available to meet their needs or utilize the leverage of broader product lines sold through the distributor, those distributors may de-emphasize or decline to carry its products. In addition, Cholestech's distributors' order decision-making process is complex and involves several factors, including end-user demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. In order to keep Cholestech's products included in distributors' marketing programs, in the past Cholestech has provided promotional goods or made short-term pricing concessions. The discontinuation of promotional goods or pricing concessions could have a negative effect on Cholestech's business. Cholestech's distributors could also modify their business practices, such as payment terms, inventory levels or order patterns. If Cholestech is unable to maintain successful relationships with distributors or expand its distribution channels or it experiences unexpected changes in payment terms, inventory levels or other practices by its distributors, Cholestech's business will suffer.

Cholestech may be unable to accurately predict future sales through its distributors, which could harm its ability to efficiently manage its internal resources to match market demand

        Cholestech's product sales are primarily made through its network of over 85 domestic and international distributors. As a result, Cholestech's financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of end-user customers and its distributors, and by the changes in inventory levels of its products held by these distributors. Cholestech has only limited visibility over the inventory levels of its products held by its domestic and international distributors. While Cholestech attempts to assist its distributors in maintaining targeted stocking level of its products, it may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties including end-user customer demand, and the reaction of its distributors to its new quarterly pricing policy. Consequently, actual results could differ from Cholestech's estimates. Inventory levels of its products held by its distributors may exceed or fall below the levels it considers desirable on a going-forward basis, which may harm Cholestech's financial results due to unexpected buying patterns of its distributors or its ability to efficiently manage or invest in internal resources, such as manufacturing and shipping capacity, to meet the actual demand for its products.

Cholestech may be unable to effectively compete against other providers of diagnostic products, which could cause its sales to decline

        The market for diagnostic products in which Cholestech operates is intensely competitive. Cholestech's business is based on the sale of diagnostic products that physicians and other healthcare providers can administer in their own facilities without sending samples to laboratories. Thus, Cholestech's competition consists primarily of clinical reference laboratories and hospital-based laboratories that use automated testing systems, as well as manufacturers of other rapid diagnostic tests. To achieve and maintain market acceptance for the LDX System, Cholestech must demonstrate that the LDX System is a cost effective and time saving alternative to other rapid diagnostic tests, as well as to clinical and hospital laboratories. Even if Cholestech can demonstrate that its products are more cost effective and save time, physicians and other healthcare providers may resist changing their established source of such tests. The LDX System may be unable to compete with these other testing services and analyzers. In addition, companies with a significant presence in the market for clinical diagnostics, such as Abbott Laboratories, Bayer Diagnostics, Beckman Coulter, Inc. and Roche Diagnostics (a subsidiary of Roche Holdings, Ltd.) have developed or are developing analyzers designed for point of care testing. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than Cholestech. These competitors also offer broader product lines than Cholestech, have greater name recognition than Cholestech and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete or will compete with Cholestech. Cholestech may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Even if Cholestech does have such resources and capabilities, it may not employ them successfully.

        Cholestech's LDX System, including the LDX Analyzer and single use test cassettes, currently accounts for substantially all of the revenue of its business. If this revenue does not grow, Cholestech's overall business will be severely harmed. For Cholestech to increase revenue, sustain profitability and maintain positive cash flows from operations, the LDX System must continue to and begin to gain market acceptance among healthcare providers, particularly physician office laboratories. Cholestech has made only limited sales of the LDX System to physician office laboratories to date relative to the size of the available market. Factors that could prevent broad market acceptance of the LDX System include:

  •
  low levels of awareness of the availability of Cholestech's technology in both the physician and other customer groups;

  •
  the availability and pricing of other testing alternatives;

  •
  a decrease in the amount of reimbursement for performing tests on the LDX System;

  •
  many managed care organizations have contracts with laboratories, which require participating or employed physicians to send patient specimens to contracted laboratories; and

  •
  physicians are under growing pressure by Medicare and other third-party payors to limit their testing to "medically necessary" tests.

        If Cholestech's LDX System does not achieve broader market acceptance, its business will not grow. Even if Cholestech is successful in continuing to place its LDX Analyzer at physician office laboratories and other near-patient testing sites, there can be no assurance that placement of these products will result in sustained demand for its single use test cassettes.

        In addition, Cholestech must leverage its installed base of systems in order to increase the sales of its single use test cassettes and single use test cartridges. If Cholestech is unable to increase the usage of cassettes on its current installed base, Cholestech will have to identify new customers and induce them to purchase an analyzer, which requires more time and effort and has a significantly larger purchase price than the single use test cassettes.

        As a result of these many hurdles to achieving broad market acceptance for the LDX System, demand may not be sufficient to sustain revenue and profits from operations. Because the LDX System currently contributes the vast majority of Cholestech's revenue, Cholestech could be required to cease operations if the LDX System does not achieve and maintain a significant level of market acceptance.

If Cholestech does not successfully develop, acquire or form alliances to introduce and market new tests and products, its future business will be harmed

        Cholestech believes its business will not grow significantly if it does not develop, acquire or form alliances for new tests and products to use in conjunction with the LDX System and the GDX System. If Cholestech does not develop market and introduce new tests and products to the market, its business will not grow significantly and will be harmed. Developing new tests involves many significant problems and risks, including:

  •
  research and development is a very expensive process;

  •
  research and development takes a very long time to result in a marketable product;

  •
  significant costs (including diversion of resources) may be incurred in development before knowing if the development will result in a test that is commercially viable;

  •
  a new test will not be successful unless it is effectively marketed to its target market;

  •
  the manufacturing process for a new test must be reliable, cost efficient and high volume and must be developed and implemented in a timely manner to produce the test for sale;

  •
  new tests must meet a significant market need to be successful; and

  •
  new tests must obtain proper regulatory approvals to be marketed.

        Cholestech could experience difficulties that delay or prevent the successful development, introduction and marketing of new tests and products. For example, regulatory clearance or approval of any new tests or products may not be granted on a timely basis, or at all. Cholestech has experienced difficulties obtaining regulatory approval for tests in the past. Because the evaluation of applications by the FDA for CLIA waived status is not based on precisely defined, objectively measurable criteria, Cholestech cannot predict the likelihood of obtaining CLIA waived status for future products. In addition, Cholestech's business strategy includes entering into agreements with clinical and commercial collaborators and other third parties for the development, clinical evaluation and marketing of existing products and products under development. These agreements may be subject to rights of termination and may be terminated without Cholestech's consent. The parties to these agreements also may not abide by their contractual obligations to Cholestech and may discontinue or sell their current lines of business. Research performed under a collaboration for which Cholestech receives or provides funding may not lead to the development of products in the timeframe expected, or at all. If these agreements are terminated earlier than expected, or if third parties do not perform their obligations to Cholestech properly and on a timely basis, Cholestech may not be able to successfully develop new products as planned, or at all.

Cholestech faces risks from failures in its manufacturing processes

        Cholestech manufactures all of the single use test cassettes that are used with the LDX Analyzer. The manufacture of single use test cassettes is a highly complex and precise process that is sensitive to a wide variety of factors. Significant additional resources, implementation of additional manufacturing equipment or changes in Cholestech's manufacturing processes have been, and may continue to be, required for the scaling-up of each new product prior to commercialization or in order to meet increasing customer demand once commercialization begins, and this work may not be completed successfully or efficiently. In the past, Cholestech has experienced lower than expected manufacturing yields that have adversely affected gross margins and delayed product shipments. If Cholestech does not maintain acceptable manufacturing yields of test cassettes or experience product shipment delays, its business, financial condition and operating results could be materially adversely affected. Cholestech may reject or be unable to sell a substantial percentage of test cassettes because of:

  •
  raw materials variations or impurities;

  •
  human error;

  •
  manufacturing process variances and impurities; and

  •
  decreased manufacturing equipment performance.

        Cholestech's LDX manufacturing equipment and cassette manufacturing lines would be costly and time consuming to repair or replace if their operation were interrupted. The interruption of Cholestech's manufacturing operations or the loss of associates dedicated to the manufacturing facility could severely harm its business. The risks involving Cholestech's manufacturing lines include:

  •
  as Cholestech's production levels increase, Cholestech could be required to use its machinery more hours per day and the down time resulting from equipment failure could increase;

  •
  the custom nature of much of Cholestech's manufacturing equipment increases the time required to remedy equipment failures and replace equipment;

  •
  Cholestech has a limited number of associates dedicated to the operation and maintenance of its manufacturing equipment, the loss of whom could impact its ability to effectively operate and service such equipment; and

  •
  Cholestech manufactures all of its cassettes at its Hayward, California manufacturing facility, so manufacturing operations are at risk to interruption from earthquake, fire, power outages or other events affecting this one location.

Cholestech's future results could be harmed by economic, political, regulatory and other risks associated with international sales

        Historically, a significant portion of Cholestech's total revenue has been generated outside of the United States. International revenue as a percentage of Cholestech's total revenue was approximately 13% in fiscal year 2007 and 2006, and approximately 14% in fiscal year 2005. Cholestech anticipates that international revenue will continue to represent a significant portion of its total revenue in the future. Cholestech's revenue is generally denominated in United States dollars; however, a strengthening of the dollar could make its products less competitive in foreign markets and, as a result, its future revenue from international operations may be unpredictable. Cholestech makes foreign currency denominated purchases related to its GDX System in the United Kingdom. This exposes Cholestech to risks associated with currency exchange fluctuations.

        In addition to foreign currency risks, Cholestech's international sales and operations may also be subject to the following risks:

  •
  Cholestech's dependency on pharmaceutical companies' promotional programs as a primary source of international revenue;

  •
  unexpected changes in regulatory requirements;

  •
  the impact of recessions in economies outside the United States;

  •
  changes in a specific country's or region's political or economic conditions, particularly in emerging nations;

  •
  less effective protection of intellectual property rights in some countries;

  •
  changes in tariffs and other trade protection measures;

  •
  difficulties in managing international operations; and

  •
  potential insolvency of international distributors and difficulty in collecting accounts receivable and longer collection periods.

        If Cholestech is unable to minimize the foregoing risks, they may harm its current and future international sales and, consequently, its business.

Cholestech depends on single source suppliers for certain materials used in its manufacturing process and failure of its suppliers to provide materials to Cholestech could harm its business

        Cholestech currently depends on single source vendors to provide certain subassemblies, components and raw materials used in the manufacture of its products. Cholestech also depends on a third-party manufacturer for the GDX System. Any supply interruption in a single sourced material or product could restrict its ability to manufacture and distribute products until a new source of supply is identified and qualified. Cholestech may not be successful in qualifying additional sources of supply on a timely basis, or at all. Failure to obtain a usable alternative source or product could prevent Cholestech from manufacturing and distributing its products, resulting in inability to fill orders, customer dissatisfaction and loss of business. This would likely severely harm Cholestech's business. In addition, an uncorrected impurity or supplier's variation in material, either unknown to Cholestech or incompatible with its manufacturing process, could interfere with its ability to manufacture and distribute products. Because Cholestech is a small customer of many of its suppliers and Cholestech purchases their subassemblies, components and materials with purchase orders instead of long-term commitments, its suppliers may not devote adequate resources to supplying Cholestech's needs. Any interruption or reduction in the future supply of any materials currently obtained from single or limited sources could severely harm Cholestech's business.

Cholestech relies on a limited number of customers for a substantial part of its revenue

        Sales to a limited number of customers have accounted for a significant portion of Cholestech's revenue in each fiscal period. Cholestech expects that sales to a limited number of customers will continue to account for a substantial portion of its total revenue in future periods. Cholestech's top ten customers comprised approximately 65% of its revenue in fiscal year 2007. In fiscal year 2007, Physicians Sales and Service accounted for approximately 21% of Cholestech's total revenue, Henry Schein Inc. accounted for approximately 10% and McKesson Medical Surgical accounted for approximately 8% of Cholestech's total revenue. In fiscal year 2006, Physicians Sales and Service accounted for approximately 22% of Cholestech's total revenue, Henry Schein Inc. accounted for approximately 11% and McKesson Medical Surgical accounted for approximately 7% of Cholestech's total revenue. In fiscal year 2005, Physicians Sales and Service accounted for approximately 24% of Cholestech's total revenue, Henry Schein Inc. accounted for approximately 9% and McKesson Medical Surgical accounted for approximately 7% of Cholestech's total revenue. Cholestech has experienced periods in which sales to some of its major customers, as a percentage of total revenue, have fluctuated due to delays or failures to place expected orders. Cholestech does not have long-term agreements with any of its customers, who generally purchase its products pursuant to cancelable short-term purchase orders. If Cholestech were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, its operating results would be harmed.

While Cholestech believes that it currently has adequate internal control over financial reporting, Cholestech is exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting

        Section 404 of the Sarbanes-Oxley Act of 2002 requires Cholestech's management to report on and its independent registered public accounting firm to attest to the effectiveness of its internal control over financial reporting. Cholestech has an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements.

        Cholestech expects to continue to incur significant expenses and to devote significant resources to Section 404 compliance on an ongoing basis. In addition, it is difficult for Cholestech to predict how long it will take to complete the assessment of the effectiveness of its internal control over financial reporting each year and Cholestech may not be able to complete the process on a timely basis. In the event that internal controls over financial reporting are not effective as defined under Section 404, Cholestech cannot predict how regulators will react or how the market prices of its shares will be affected. In addition, if Cholestech fails to maintain an effective system of internal control or if Cholestech were to discover material weaknesses in its internal control systems, it may be unable to produce reliable financial reports or prevent fraud and it could harm its results of operations and financial condition.

Cholestech's products are subject to multiple levels of government regulation and any regulatory changes are difficult to predict and may be damaging to its business

        The manufacture and sale of its diagnostic products, including the LDX System and the GDX System, is subject to extensive regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Cholestech is unable to commence marketing or commercial sales in the United States of any of the new tests it develops until Cholestech receives the required clearances and approvals. The process of obtaining required regulatory clearances and approvals is lengthy, expensive and uncertain. As a result, Cholestech's new tests under development, even if successfully developed, may never obtain such clearance or approval. Additionally, certain material changes to products that have already been cleared or approved are subject to further review and clearance or approval. Medical devices are subject to continual review, and later discovery of previously unknown problems with a cleared product may result in restrictions on the product's marketing or withdrawal of the product from the market. If Cholestech loses previously obtained clearances, or fail to comply with existing or future regulatory requirements, it may be unable to market the affected products, which would depress its revenue and severely harm its business.

        In addition, any future amendment or addition to regulations impacting Cholestech's products could prevent it from marketing the LDX System and the GDX System. Regulatory changes could hurt Cholestech's business by increasing burdens on its products or by reducing or eliminating certain competitive advantages of the LDX System's and the GDX System's waived status. Food and Drug Administration clearance or approval of products such as Cholestech's can be obtained by either of two processes:

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  the 510(k) pre-market notification process, which generally takes from two to four months but may take longer; and

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  the pre-market approval process (PMA), which is a longer and more costly process than a 510(k) clearance process, involves the submission of extensive supporting data and clinical information and generally takes six months to a year but may take significantly longer.

        If Cholestech's future products are required to obtain a pre-market approval, this would significantly delay its ability to market those tests and significantly increase the costs of development.

        The use of Cholestech's products and those of its competitors is also affected by federal and state regulations, which provide for regulation of laboratory testing, as well as by the laws and regulations of foreign countries. The scope of these regulations includes quality control, proficiency testing, personnel standards and inspections. In the United States, clinical laboratory testing is regulated under the Clinical Laboratory Improvement Act of 1976.

        The LDX Analyzer, Cholestech's total cholesterol, high density lipoproteins, triglycerides and glucose tests in any combination, its ALT test cassette, the GDX Analyzer and A1C test cartridges have been classified as waived from the application of many of the requirements under the CLIA. Cholestech believes this waived classification is critical for its products to be successful in their domestic markets. Any failure of Cholestech's new tests to obtain waived status under the CLIA will severely limit its ability to commercialize such tests. Loss of waived status for existing diagnostic products or failure to obtain waived status for new products could limit Cholestech's revenue from sales of such products, which would severely harm its business.

Cholestech may face fines or its manufacturing facilities could be closed if Cholestech fails to comply with manufacturing and environmental regulations

        Cholestech's manufacturing processes and, in certain instances, those of its contract manufacturers, are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Failure to comply with present or future regulations could result in many things, including warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution. Any of these developments could harm Cholestech's business. Cholestech and its contract manufacturers are also subject to federal, state and foreign regulations regarding the manufacture of healthcare products and diagnostic devices, including:

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  ISO 13485:2003 requirements, which is an industry standard for maintaining and assuring conformance to quality management systems;

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  Canadian Medical Devices Conformity Assessment System (CMDCAS), which implements Canadian regulations requiring medical devices be designed and manufactured under a registered quality management system; and

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  other foreign regulations and state and local health, safety and environmental regulations, which include testing, control and documentation requirements.

        Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of Cholestech's products or require it to incur significant costs to comply with manufacturing and environmental regulations, which could harm its business.

Cholestech's business could be negatively affected by the loss of key personnel or its inability to hire qualified personnel

        Cholestech's success depends in significant part on the continued service of certain key scientific, technical, regulatory and managerial personnel. Cholestech's success will also require it to continue to identify, attract, hire and retain additional highly qualified personnel in those areas. Competition for qualified personnel in Cholestech's industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of its industry. Cholestech may be unable to retain its key personnel or attract or retain other necessary highly qualified personnel in the future, which would harm the development of its business.

Product liability and professional liability suits against Cholestech could result in expensive and time consuming litigation, payment of substantial damages and an increase in its insurance rates

        Sale and use of Cholestech's products and the past performance of testing services by its formerly wholly owned subsidiary could lead to the filing of a product liability or professional liability claim. If any of these claims are brought, Cholestech may have to expend significant resources defending against them. If Cholestech is found liable for any of these claims, it may have to pay damages that could severely hurt its financial position. Loss of these claims could also hurt its reputation, resulting in its losing business and market share. The medical testing industry has historically been litigious, and Cholestech faces financial exposure to these liability claims if use of its products results in personal injury or improper diagnosis. Cholestech also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall.

        Cholestech currently maintains product liability insurance and professional liability insurance for claims relating to the past performance of testing services, but there can be no assurance that the coverage limits of its insurance policies will be adequate. Insurance is expensive and difficult to obtain, and Cholestech may be unable to maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect it against losses due to product liability. Inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the continued commercialization of its products. In addition, a product liability or professional liability claim in excess of relevant insurance coverage or a product recall could severely harm its financial condition.

Cholestech's stock price has been highly volatile and is likely to continue to be volatile, which could result in substantial losses for investors

        The market price of Cholestech common stock has in the past been, and in the future is likely to be, highly volatile. For example, between April 1, 2006 and June 29, 2007, the price of Cholestech common stock, as reported on the NASDAQ Stock Market LLC, has ranged from a low of $10.67 to a high of $22.44. These fluctuations could result in substantial losses for investors. Cholestech's stock price may fluctuate for a number of reasons including:

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  quarterly variations in its operating results;

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  litigation or threat of litigation;

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  developments in or disputes regarding patent or other proprietary rights;

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  announcements of technological or competitive developments by Cholestech and its competitors;

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  regulatory developments regarding Cholestech or its competitors;

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  changes in the current structure of the healthcare financing and payment systems;

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  Cholestech's failure to achieve, or changes in, financial estimates by securities analysts and comments or opinions about it by securities analysts or major stockholders;

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  stock market price and volume fluctuations, which have particularly affected the market prices for medical products and high technology companies and which are often unrelated to the operating performance of such companies; and

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  general economic, political and market conditions.

        With the advent of the internet, new avenues have been created for the dissemination of information. Cholestech does not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in Cholestech's best interest or in the interest of its stockholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a significant decline in the market price of Cholestech common stock.

        In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for diagnostic product companies have been affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Cholestech common stock.

        Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. This type of litigation has been brought against Cholestech in the past and could be brought against Cholestech in the future, which could result in substantial expense and damage awards and divert management's attention from running its business.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This proxy statement/prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus, and they may also be made a part of this proxy statement/prospectus by reference to other documents filed with the SEC, which is known as "incorporation by reference."

        Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements represent present expectations of Inverness and Cholestech management regarding future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in "Risk Factors," beginning on page 26 of this proxy statement/prospectus, as well as those set forth in the other SEC filings incorporated by reference herein.

        In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this proxy statement/prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. Inverness and Cholestech do not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Inverness or Cholestech, or to any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE CHOLESTECH SPECIAL MEETING

Date, Time and Place

        The special meeting of Cholestech stockholders will be held on September 12, 2007 at 10:00 A.M., local time, at Cholestech's executive offices at 3347 Investment Boulevard, Hayward, California 94545.

Purpose; Other Matters

        At the special meeting, Cholestech stockholders will be asked to consider and vote upon a proposal to approve the principal terms of the merger. Upon completion of the merger, each outstanding share of Cholestech common stock will be converted into the right to receive 0.43642 shares of Inverness common stock. In addition, Cholestech stockholders will be asked to consider and vote upon a proposal to grant Cholestech management the discretionary authority to adjourn the special meeting to a date not later than October 26, 2007 in order to enable the Cholestech board of directors to solicit additional proxies in favor of the principal terms of the merger.

        Cholestech stockholders may also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. Cholestech is not aware of any business to be acted upon at the special meeting other than the proposals set forth in this proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote "AGAINST" the merger proposal, the proxies are not authorized to vote for any adjournments, postponements, continuations or reschedulings of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate by marking the appropriate box on the proxy card.

Cholestech's Board of Directors' Recommendation

        Cholestech's board of directors has carefully reviewed and considered the terms and conditions of the merger agreement. Based on its review, Cholestech's board of directors has unanimously determined that the merger is advisable, fair to and in the best interests of Cholestech and its stockholders and recommends that you vote "FOR" the approval of the principal terms of the merger and "FOR" the proposal to grant discretionary authority to Cholestech management to vote your shares to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the principal terms of the merger.

Record Date, Outstanding Shares and Voting Rights

        Only holders of record of Cholestech's common stock at the close of business on August 1, 2007, the record date, are entitled to notice of and to vote at the special meeting. Such stockholders are entitled to cast one vote for each share of common stock held as of the record date on each matter properly submitted for the vote of stockholders at the special meeting. As of the record date, there were 15,630,756 shares of Cholestech's common stock outstanding and entitled to vote at the special meeting.

Quorum and Vote Required

        The presence of the holders of a majority of the shares of Cholestech common stock entitled to vote generally at the special meeting is necessary to constitute a quorum at the special meeting. Stockholders are counted as present at the special meeting if they are present in person or have voted by telephone, using the Internet or properly submitting a proxy card. Cholestech intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

        The proposal to approve the principal terms of the merger requires the affirmative vote of the holders of a majority of the outstanding Cholestech common stock entitled to vote on the record date. Because the required vote of Cholestech stockholders to approve the principal terms of the merger is based upon the number of outstanding shares of Cholestech common stock entitled to vote, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or vote in person at the special meeting, including abstentions and broker non-votes, will have the same effect as a vote against approval of the principal terms of the merger. The adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock present and voting, either in person or by proxy, (which shares voting affirmatively also must constitute at least a majority of the required quorum) at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote on the adjournment proposal, as long as the shares voting affirmatively in favor of the proposal constitute at least a majority of the required quorum. To the extent that the shares voting affirmatively in favor of the proposal do not constitute at least a majority of the required quorum, abstentions and broker non-votes will have the same effect as a vote against the proposal.

Voting by Cholestech Directors and Executive Officers

        As of the record date, the directors and executive officers of Cholestech beneficially owned and were entitled to vote 141,445 shares of Cholestech common stock, which represents approximately 0.9% of the Cholestech common stock outstanding on that date. Concurrently with the execution and delivery of the merger agreement, on June 4, 2007, Inverness entered into voting agreements with each director and certain executive officers of Cholestech. Approximately 141,445 shares, or 0.9%, of the Cholestech common stock outstanding on the record date are subject to the voting agreements. For more information regarding the voting agreements, see "The Voting Agreements" on page 110 of this proxy statement/prospectus and the form of voting agreement attached as Annex B.

Voting by Proxies

Voting by telephone or using the Internet.

        A stockholder may vote his or her shares by calling the toll free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. When a stockholder votes by telephone or through the Internet, his or her vote is recorded immediately. Cholestech encourages its stockholders to vote using these methods whenever possible.

Voting by proxy card.

        All shares entitled to vote and represented by properly executed proxies received prior to the special meeting, and not revoked, will be voted at the special meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted as recommended by Cholestech's board of directors. If any other matters are properly presented for consideration at the special meeting, the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. Cholestech does not currently anticipate that any other matters will be raised at the special meeting.

Voting by attending the special meeting.

        A stockholder may also vote his or her shares in person at the special meeting. If a stockholder attends the special meeting, he or she may submit his or her vote in person, and any previous votes that were submitted by the stockholder whether by telephone, Internet or by mail, will be superseded by the vote that such stockholder casts at the special meeting.

Voting shares held in "street name."

        If you hold Cholestech common stock in "street name," which means that your shares are held of record by a broker, bank or other nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or other nominee to see if you may submit voting instructions using the Internet or telephone.

        If your shares are held in "street name" and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting.

Revocability of Proxies

        If a stockholder has voted by telephone, through the Internet or by returning a proxy card, such stockholder may change his or her vote before the special meeting. A stockholder who has voted by telephone or through the Internet may later change his or her vote by making a timely and valid telephone or Internet vote, as the case may be, or by following the instructions in the next paragraph.

        A stockholder may revoke any proxy given pursuant to this solicitation at any time before it is voted by (1) delivering to Cholestech's Corporate Secretary, at or before the taking of the vote at the special meeting, a written notice of revocation or a duly executed proxy, in either case dated later than the previously submitted proxy relating to the same shares, or (2) attending the special meeting and voting in person (although attendance at the special meeting will not of itself revoke a proxy). Any written notice of revocation or subsequent proxy must be received by Cholestech's Corporate Secretary prior to the taking of the vote at the special meeting. Such written notice of revocation or subsequent proxy should be hand-delivered to Cholestech's Corporate Secretary or sent to Cholestech's Corporate Secretary at 3347 Investment Boulevard, Hayward, California 94545.

Solicitation of Proxies; Expenses

        Cholestech is soliciting proxies for the special meeting from Cholestech stockholders. Cholestech generally will bear all expenses in connection with the solicitation of proxies, except that Cholestech and Inverness have agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus forms a part, and the printing and mailing of this proxy statement/prospectus and related proxy materials. Cholestech may reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Cholestech has also made arrangements with Georgeson to assist it in soliciting proxies, and has agreed to pay a fee of approximately $8,000 plus expenses for those services. Cholestech's costs for such services will not be significant. Proxies may also be solicited by certain of Cholestech's directors, officers, and regular employees, without additional compensation, personally or by telephone, telegram, letter, electronic mail or facsimile.

        Stockholders should not send stock certificates with their proxies. A letter of transmittal with instructions for the surrender of Cholestech common stock certificates will be mailed to Cholestech stockholders shortly after completion of the merger.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact John Glenn at (510) 781-5065 or toll free at 1-800-733-0404.

PROPOSAL ONE—THE MERGER

        The following is a description of the material aspects of the merger, including the merger agreement. While Inverness and Cholestech believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. Inverness and Cholestech encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

Background of the Merger

        As early as late 2002, the board of directors of Cholestech considered and explored the possibility of collaborating or combining with other companies in its industry in order to further Cholestech's strategic growth objectives. Cholestech retained financial advisors in connection with these efforts. Representatives from the financial advisors contacted several third parties to solicit interest in a possible business combination with Cholestech. One of the parties contacted by the financial advisors was Inverness. On December 6, 2002, Inverness and Cholestech entered into a customary mutual nondisclosure agreement. Inverness and Cholestech explored the possibility of a potential business combination, engaged in preliminary discussions regarding the potential benefits of such a transaction and conducted due diligence regarding each other's business.

        During these discussions, in March 2003, Inverness' board of directors discussed the acquisition and reviewed a presentation of potential target acquisitions prepared by Inverness' financial advisor, Covington Associates LLC, which included an analysis of a potential combination with Cholestech. Also in March 2003, Inverness sent a letter to Cholestech proposing to amend the mutual nondisclosure agreement, which Cholestech accepted. In October 2003, Inverness delivered to Cholestech a non-binding letter of intent for a potential business combination with a proposed purchase price of $12.00 per share in Inverness stock. However, discussions were discontinued when the parties could not agree on price or the terms of a potential transaction.

        During the period from October 2003 through April 2005, the Inverness board of directors continued its consideration of a potential acquisition of Cholestech and periodically received various business and financial analyses from Inverness management and Covington Associates regarding the potential acquisition.

        Beginning in 2005, Cholestech began to research and contemplate strategic acquisitions or collaborations with other companies in its industry. On April 12, 2005, Inverness sent another non-binding acquisition proposal to Cholestech offering a purchase price of $11.00 per share in a combination of Inverness stock and newly issued subordinated convertible notes. On April 19, 2005, Cholestech notified Inverness that the Cholestech board of directors had deemed Inverness' offer to be inadequate. In May 2005, Inverness contacted an individual who had previously acted as a financial advisor to Cholestech, and on May 13, 2005, Ron Zwanziger, Chairman, Chief Executive Officer and President of Inverness, contacted Warren Pinckert, President and Chief Executive Officer of Cholestech, seeking ways to move discussions forward. The parties again held preliminary discussions regarding a potential combination. At this point, Cholestech engaged Broadview International, a division of Jefferies & Company, Inc., to act as its financial advisor in connection with a potential business combination. On May 19, 2005, Inverness delivered an initial draft of a merger agreement to Cholestech, and the parties made plans to conduct diligence during late May and early June 2005. The draft merger agreement included a proposed purchase price of $13.00 per share in Inverness stock. However, discussions were discontinued when the parties could not agree on the terms of a transaction. In November 2005, the parties entered into discussions once again, and Inverness delivered a non-binding letter to Cholestech indicating Inverness' interest in exploring a business combination. The letter contained a proposed purchase price of $11.50 per share payable in cash, subject to due diligence. Once more, discussions were discontinued when the parties could not agree on the terms of a potential transaction.

        In March 2006, Mr. Zwanziger and Mr. Pinckert again met to determine whether the two companies remained interested in pursuing a possible transaction. On March 26, 2006, after the parties entered into a new mutual confidentiality and non-disclosure agreement, Inverness submitted to Cholestech a non-binding indication of interest with an offer of $13.00 for each share of Cholestech common stock, payable in Inverness common stock or a mixture of Inverness common stock and cash. Again the discussions were terminated because the parties were unable to agree on a valuation for Cholestech.

        In mid-2006, Cholestech's management began informally discussing Cholestech's strategic business alternatives with Savvian Advisors, LLC, or Savvian. At various times during the period from mid-2006 through early 2007, Savvian contacted a limited number of third parties to determine interest in pursuing a business combination or other strategic transaction with Cholestech. During this timeframe, Cholestech held preliminary discussions with three parties regarding possible transactions: Company A, Company B and Inverness. These discussions were initially exploratory in nature. The three companies expressed varying levels of interest in a possible transaction. At the same time, Cholestech continued to explore the possibility of acquiring complementary companies, businesses or technologies in order to accelerate future revenue growth.

        On October 4, 2006, Inverness' board of directors reviewed a presentation prepared by Covington Associates LLC, and Mr. Zwanziger reviewed with the board the status of discussions with Cholestech and discussed strategies to acquire Cholestech.

        On October 6, 2006, Cholestech formally engaged Savvian as its financial advisor in connection with a potential business combination or other strategic transaction. On October 13 and 14, 2006, at a regularly scheduled board meeting attended by members of senior management and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, or WSGR, the board of directors and management of Cholestech evaluated business alternatives and strategic opportunities as part of their ongoing routine evaluation of changes in the marketplace and opportunities to strengthen Cholestech's business. During this meeting, the board reviewed Cholestech's 3 1/2 year strategic business plan, encompassing the balance of fiscal 2007 and fiscal 2008 through fiscal 2010. Representatives of WSGR discussed the board's fiduciary duties in connection with the board's consideration of strategic alternatives. Then, the board considered and analyzed the various alternatives available to Cholestech, including the advantages and disadvantages of continuing to operate as an independent company.

        On October 16, 2006, Inverness again contacted Cholestech and submitted another non-binding offer for an all-stock transaction at a value of $13.50 for each share of Cholestech common stock. Cholestech advised Inverness at this time that it could not respond to Inverness' latest offer until after Cholestech's quarterly earning release scheduled for October 26, 2006, and the companies planned to speak again on October 27. On that date, Cholestech indicated to Inverness that a higher valuation for Cholestech was warranted and further discussions were terminated. On October 31, 2006, Company A submitted a non-binding offer of $17.00 for each share of Cholestech common stock, payable in Company A common stock or a mixture of common stock and cash. In November 2006, Cholestech advised Company A that the proposed exchange ratio for a business combination between the two companies was inadequate. In December 2006, Cholestech and Company B entered into a non-disclosure agreement, and Company B conducted due diligence. In February 2007, Cholestech and Company A entered into a non-disclosure agreement, and Company A conducted due diligence.

        On March 13, 2007, Company A delivered to Cholestech a non-binding offer of $19.00 for each outstanding share of Cholestech, payable with a mixture of 40% Company A common stock and 60% cash. On March 14, 2007, Cholestech contacted Company B and Inverness and advised them that Cholestech had received an offer that the board would be considering at its meeting scheduled for

March 21, 2007, in the event either company intended to submit a proposal. On March 19, 2007, Inverness contacted Cholestech indicating a willingness to offer $20.00 for each share of Cholestech common stock, payable with a mixture of 50% Inverness common stock and 50% cash. On March 20, 2007, Cholestech received a written offer from Inverness confirming the oral offer. Company B did not submit a proposal.

        A regular meeting of the Cholestech board of directors was held on March 21, 2007, which was also attended by representatives of Savvian, WSGR, and certain members of Cholestech's senior management. Representatives of WSGR discussed the board's fiduciary duties in connection with the board's consideration of a business combination. Mr. Pinckert informed the board of Cholestech's receipt of two non-binding indications of interest for a business combination from Company A and Inverness, as well as discussions with Company B that did not result in an offer. At the meeting, the representatives of Savvian reviewed various financial analyses of the proposals and discussed the potential benefits and various risks of each proposal. Management reviewed and provided input on the proposals and WSGR reviewed the legal considerations relating to the indications of interest. During the meeting, the management team also presented a detailed review of Cholestech's fiscal 2008 budget and gave an overview of Cholestech's buy-side business development activities. The directors then discussed and considered all of the information provided. At the conclusion of the meeting, the board agreed that management should continue the discussions with the third parties and gave additional guidance to management.

        On March 22 and March 23, 2007, Mr. Pinckert contacted Mr. Zwanziger to discuss the proposed business combination, and representatives of Savvian contacted Company A requesting more clarity and details regarding Company A's offer.

        On March 26, 2007, Inverness submitted to Cholestech a non-binding written offer to acquire all of the stock of Cholestech at a price of $20 per share, payable half in cash and half in Inverness stock, including a 30-day exclusivity period. Also on that date, the Cholestech board of directors held a telephonic meeting to receive an update on the progress of discussions with Company A and Inverness, including Inverness' latest proposal. In attendance were representatives of Savvian and WSGR. Representatives of WSGR again reviewed the board's fiduciary duties in connection with the board's consideration of the competing proposals and the other possible strategic alternatives for Cholestech. Next, a representative of Savvian reviewed with the board the financial aspects and certain financial analyses of each proposed business combination. The board discussed each proposal, including the higher price conveyed in the Inverness proposal, the term of the exclusivity agreement requested by each potential acquiror, each potential acquiror's ability to finance the transaction, the strength of each acquiror's business and the certainty and risk of each proposal, among other factors. After discussion, the board authorized Cholestech to countersign the letter of intent to enter into a 30-day limited period of exclusive negotiations with Inverness and to conduct due diligence and negotiate definitive agreements. On March 27, 2007, Cholestech countersigned the letter of intent provided by Inverness the previous day and on March 28, 2007, Cholestech proposed that it and Inverness execute a new mutual confidentiality agreement to replace the existing mutual confidentiality agreement. The parties entered into the new mutual confidentiality agreement on March 30, 2007.

        On April 2, 2007, senior members of management of Cholestech, representatives of Savvian and representatives of WSGR met with Inverness' management and its financial advisors at Savvian's San Francisco offices, Inverness conducted due diligence on Cholestech, and Inverness delivered an initial draft of a merger agreement to Cholestech. At or about this time, an electronic due diligence datasite was established in order to facilitate continuing due diligence efforts.

        On April 3, 2007, at a special meeting of the Inverness board, Mr. Zwanziger indicated that he had been contacted by Cholestech, which had stated that it had received a non-binding written offer from a third party. He discussed with the board the March 27 letter of intent and the merits of the potential acquisition. At a regular meeting of the Inverness board held on April 5, 2007, Mr. Zwanziger further advised the board regarding the status of the ongoing negotiations with Cholestech.

        On or about April 5, 2007, Inverness publicly announced a proposal to acquire Biosite and Mr. Zwanziger and Mr. Pinckert discussed via telephone the potential impact on the timing and pricing of the potential acquisition of Cholestech by Inverness.

        On April 5, 2007, the Cholestech board of directors convened a telephonic meeting. In attendance were representatives of Savvian and WSGR. Mr. Pinckert apprised the board of Inverness' offer to acquire all of the outstanding shares of Biosite. The board strategized about Cholestech's approach and response to this development. It determined to continue discussions and due diligence but to await further negotiations of price before responding to the draft definitive agreement it had received on April 2, 2007.

        On April 10 and April 11, 2007, members of Cholestech's and Inverness' management teams, as well as representatives from their respective financial and legal advisors, assembled for meetings at Inverness' corporate offices in Waltham, Massachusetts to conduct a management due diligence review and discuss related issues in connection with the potential business combination between the companies.

        On April 16, 2007, representatives of Savvian met with Mr. Pinckert to review various analyses related to the proposed combination of Inverness with both Biosite and Cholestech.

        On April 19, 2007, the Cholestech board of directors held a telephonic meeting. Representatives of WSGR and representatives of Savvian also participated in this meeting. Mr. Pinckert reported to the board the results of Cholestech's ongoing due diligence of Inverness. The representatives of Savvian discussed the financial aspects of the proposed transaction. They discussed, in particular, the implications of the potential Inverness/Biosite transaction, the strategic value of that transaction and the potential synergies to be derived from the transaction as outlined by Inverness management. Representatives of WSGR advised the board of directors regarding legal considerations related to the transaction, as well as the board's fiduciary duties in connection with its consideration of the proposed transaction. Representatives of Savvian then reviewed with the board preliminary financial analyses of a potential business combination with Inverness, taking into consideration certain pending transactions and acquisitions by Inverness, including Inverness' proposed joint venture with P&G and the proposed acquisition of Biosite. Cholestech's board then authorized management and Cholestech's financial advisors to continue their negotiations with Inverness regarding the terms and conditions of the proposed transaction and in particular to negotiate an acceptable valuation for Cholestech.

        On April 23, 2007, Cholestech's board of directors held a telephonic meeting to receive an update on the status of discussions between the parties. Also, in attendance were representatives of Savvian and WSGR and members of Cholestech's senior management team. Mr. Pinckert updated the board on the status of the proposed transaction.

        On April 24, 2007, senior members of management of Cholestech, representatives of Savvian and representatives of WSGR had a conference call with Inverness' management and its auditors to conduct financial and accounting due diligence.

        On or about April 26, 2007, Mr. Zwanziger informed Mr. Pinckert in a phone call that Inverness had decided to defer negotiations with Cholestech regarding the proposed transaction until the status of bidding for Biosite was more certain.

        On April 27, 2007, the Cholestech board of directors held a telephonic board meeting to receive a further update on the status of negotiations. The meeting was also attended by representatives of Savvian and WSGR and members of Cholestech's senior management team. At this meeting, Mr. Pinckert apprised the board of the phone conversation he had with Mr. Zwanziger on or about

April 26, 2007. Representatives of Savvian then reviewed with the board certain financial analyses, including an update on the status of Inverness' proposed acquisition of Biosite, and the implications for Cholestech's discussions and negotiations with Inverness. Representatives of WSGR also discussed the legal implications of the Biosite transaction for the proposed transaction. The board authorized management to allow the March 27 letter of intent and the 30-day exclusivity period to expire and to suspend negotiations with Inverness.

        In late April and May 2007, Mr. Pinckert and Mr. Zwanziger had several telephone conversations regarding the possibility of continuing negotiations in late May. On May 22, 2007, at its annual meeting, the Inverness board considered whether to continue to pursue a business combination with Cholestech in light of its pending tender offer to acquire the stock of Biosite. After considering a financial presentation and accretion analysis prepared by Covington Associates LLC, the Inverness board authorized management to acquire Cholestech within certain pricing parameters and on such other terms and conditions as Inverness' management deemed to be necessary or advisable.

        On or about May 28, 2007, Mr. Zwanziger phoned Mr. Pinckert to resume negotiations regarding the proposed business combination. They discussed certain terms of the proposed business combination, including the type of consideration proposed to be paid to the stockholders of Cholestech and the exchange ratio. Mr. Zwanziger increased Inverness' offer to a 20% premium over the five-day trailing average price per share of Cholestech common stock as of the date of execution of a definitive merger agreement, with a minimum price of $20.50 per share. On May 29, 2007, Inverness delivered a revised draft of a proposed merger agreement, which reflected the change to a stock-for-stock merger.

        On May 30, 2007, Cholestech's board of directors had another meeting, which was also attended by representatives of WSGR and Savvian. During the meeting, Mr. Pinckert apprised the other Cholestech directors of his discussions with Mr. Zwanziger regarding Cholestech's valuation and the proposed exchange ratio for the transaction. He noted that the offer reflected an increase over the previous offer received the prior month. Next, representatives of Savvian presented to the board the material financial and market implications of the proposed transaction and a further preliminary valuation analysis for Cholestech. Then, the board reviewed the strategic value of the proposed combined company; the risks and merits related to the consummation of a business combination with Inverness; the risks and benefits associated with 100% stock consideration, including the absence of a "collar" mechanism to provide some protection for Cholestech's stockholders in the event of a decline in Inverness' stock price; critical factors to the success of the combination; potential reaction from customers and partners; and the various advantages and disadvantages to Cholestech and its stockholders related to the proposed transaction. After consideration of the foregoing, and further discussion of the strategic rationale of the merger, the costs of completing the transaction, and the operational and regulatory issues associated with the transaction, the board authorized management to continue to conduct due diligence and to negotiate the proposed definitive agreements.

        Between May 30 and June 4, 2007, Inverness and Cholestech and their respective financial and legal advisors continued their due diligence efforts. In addition, the representatives of Cholestech and Inverness, and their respective legal counsel, engaged in a series of negotiations regarding the terms of the merger agreement and related documentation.

        On June 1, 2007, Inverness informed Cholestech that it wished to adjust the exchange ratio to account for a certain unanticipated liability of Cholestech. Also on that date, the Cholestech board of directors met to consider management's recommendation of the proposed transaction. Management presented its recommendation that a transaction be agreed to on the terms presented to the board, along with further information on management's evaluation of Inverness' business. At this meeting, the representatives of WSGR outlined the terms and conditions of the merger agreement and the voting agreements to be signed by the directors and certain executive officers of Cholestech, as well as the board's fiduciary duties in connection with its consideration of the proposed transaction.

Representatives of Savvian then reviewed with the board certain financial analyses with respect to the proposed transaction and the implications of the proposed offer. The board noted the additional accretion to earnings that the combined company might achieve based on the consummation of Inverness' pending business combination with Biosite. After discussion and consideration, the board of directors of Cholestech provided management with guidance on proceeding with negotiations.

        On June 2, 2007, the Cholestech board had a telephonic board meeting to discuss the progress of the ongoing discussions with Inverness. Mr. Pinckert updated the board on the status of the negotiations, and the representatives of Savvian also gave a presentation on the valuation analyses of the respective companies. Mr. Pinckert reviewed a pro forma transaction analysis, a trading analysis, a valuation analysis based upon standalone values, as well as a pro forma valuation of the combined companies including Biosite and a combination analysis. Later that day, Mr. Pinckert informed Mr. Zwanziger that Cholestech did not agree to any significant adjustment of the exchange ratio to account for its unanticipated liability.

        On June 3, 2007, Inverness requested that Cholestech make a proposal regarding the treatment of its unanticipated liability. Also on that date, Cholestech's board of directors held a telephonic meeting, which was also attended by members of Cholestech's senior management and representatives of WSGR and Savvian. At this meeting, Mr. Pinckert apprised the board of negotiations with Inverness regarding the proposed transaction, including the proposed revision to the exchange ratio. Next, the WSGR representatives outlined the terms and conditions of the merger agreement and the voting agreements, as well as the board's fiduciary duties in connection with its consideration of the proposed transaction. Representatives of Savvian then reviewed with the board certain financial analyses, and Savvian rendered to the board its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion dated June 3, 2007, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of the outstanding shares of Cholestech common stock. After discussion and consideration of the foregoing, the board unanimously determined that the merger on the terms discussed at the meeting was fair to, and in the best interests of, Cholestech and its stockholders and declared the merger to be advisable and approved the merger agreement. Following the board meeting, Mr. Pinckert called Mr. Zwanziger to inform him of the results of the board meeting. During that conversation, Mr. Pinckert made a proposal to resolve all outstanding material issues, including an adjustment to the exchange ratio approved by the Cholestech board. Mr. Zwanziger agreed to Mr. Pinckert's proposal, and they each instructed their respective legal counsel to finalize a definitive merger agreement based upon the agreed-upon terms.

        On June 4, 2007, Inverness and Cholestech executed the merger agreement. Also on June 4, 2007, all of the directors and certain executive officers of Cholestech entered into voting agreements with Inverness. For a discussion of the merger agreement and the voting agreements, see the sections of this proxy statement/prospectus entitled "The Merger Agreement" beginning on page 94 and "The Voting Agreements" beginning on page 110.

        On June 4, 2007, Inverness and Cholestech issued a joint press release announcing the execution of the merger agreement.

Recommendation of Cholestech's Board of Directors and Cholestech's Reasons for the Merger

        The Cholestech board of directors unanimously recommends that Cholestech stockholders vote "FOR" the proposal to approve the principal terms of the merger. Cholestech's board of directors unanimously agreed that the proposed merger is advisable, fair to, and in the best interests of Cholestech and its stockholders and that Cholestech should enter into the merger agreement. Cholestech's board of directors consulted with senior management, its legal counsel and its financial advisors in reaching its decision to approve the merger. Cholestech's board of directors also took into account a number of factors in its deliberations concerning the merger, including, but not limited to, the following:

  •
  By combining Cholestech with Inverness, Cholestech's stockholders will participate in the benefits of synergies expected to be derived from the merger. For example, following the merger:

  •
  the combined company would be able to leverage Inverness' and Cholestech's extensive research and development and other technological resources in order to provide customers more innovative, diverse and compelling products and to get products to market more quickly and at more competitive prices;

  •
  the combined company, including Inverness' then-pending business combination with Biosite, would provide the ability to assess cardiac risk, diagnose cardiac conditions and potentially monitor the condition and response therapy of cardiac patients. In considering the proposed business combination, Cholestech noted the additional accretion to earnings that the combined company might achieve based on the consummation of Inverness' then-pending business combination with Biosite;

  •
  the combined company is expected to generate significant cost synergies, including from sales and marketing efforts and through the elimination of the costs of operating Cholestech as an independent company; and

  •
  the combined company may be able to compete more effectively than Cholestech alone by combining the Inverness and Cholestech brands and leveraging Cholestech's large installed base of physician's offices with Inverness' new and existing product portfolios.

  •
  Inverness has a much larger, more diversified revenue stream than Cholestech. As a result of the merger, some of the risks Cholestech and its stockholders have faced in the past as a result of Cholestech's concentration on a single line of business may be mitigated.

  •
  The terms of the merger and the merger agreement are fair to Cholestech's stockholders in light of the following considerations:

  •
  the belief that the terms of the merger agreement, including the parties' mutual representations, warranties and covenants, and closing conditions, are reasonable and that the prospects for completing the merger are high;

  •
  the ability to terminate the merger agreement in order to enter into an agreement for an unsolicited superior proposal subject to a breakup fee;

  •
  the analyses of Cholestech's management, financial advisors and legal advisors, including information relating to the due diligence review that was conducted regarding Inverness' business;

  •
  Cholestech's board of directors' view that the combination of the businesses of Cholestech and Inverness would result in an organization with greater financial, technical and other resources than Cholestech could provide as a stand-alone entity and could allow for a significant acceleration in the commercial success of Cholestech's pipeline products;

  •
  Cholestech's difficulties in competing against larger companies with greater resources;

  •
  the fact that the transaction would allow Cholestech's stockholders to receive an equity interest in Inverness and thereby participate in the potential success of Cholestech's current product pipeline and, in the board's estimation, Biosite's product pipeline, as well as that of Inverness;

    •
    the expected tax treatment for Cholestech's stockholders of the exchange of Cholestech common stock for Inverness common stock;

    •
    Cholestech management's view as to the potential for other third parties to enter into strategic relationships with or to acquire Cholestech; and

    •
    Cholestech's board of directors' assessment of Cholestech's strategic alternatives and its view that merging with Inverness at the proposed exchange ratio presented a more attractive opportunity than staying independent.

        The Cholestech board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

  •
  the risk that the integration of the two companies' management and cultures might not be accomplished quickly or smoothly;

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  the loss of control over the future operations of Cholestech following the merger;

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  the potential loss of key Cholestech and Inverness employees critical to the ongoing success of Cholestech's and Inverness' businesses and to the successful integration of the two companies;

  •
  the risk that the merger may not be completed in a timely manner, or at all;

  •
  the potential adverse effect of the public announcement of the transaction on Cholestech's collaborations and other key relationships, its ability to attract and retain key management, marketing and technical personnel, and its overall competitive position;

  •
  the possible adverse impact arising from senior management devoting significant time and effort to completing the transaction and integrating the two businesses;

  •
  the fact that Cholestech would be forgoing other potential opportunities by entering into the merger agreement; and

  •
  the other risks described above under "Risk Factors" beginning on page 26 of this proxy statement/prospectus.

        This discussion of information and factors considered by the Cholestech board of directors is not intended to be exhaustive but is intended to summarize those factors considered by the Cholestech board of directors that it viewed as material. In view of the wide variety of factors considered by the Cholestech board of directors, the Cholestech board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, Cholestech's board of directors concluded that the potential benefits of the merger outweighed the potential negative factors and that, overall, the proposed merger had greater potential benefits for Cholestech's stockholders than other strategic alternatives. After taking into account all of the factors set forth above, the Cholestech board of directors unanimously agreed that the proposed merger is advisable and fair to, and in the best interests of, Cholestech's stockholders and that Cholestech should enter into the merger agreement.

Opinion of Cholestech's Financial Advisor

        In connection with Cholestech's evaluation of the proposed merger with Inverness, Cholestech retained Savvian Advisors, LLC to provide it with certain financial advisory services. Cholestech selected Savvian based on Savvian's qualifications, expertise, reputation and its knowledge of the business and affairs of Cholestech. At the meeting of Cholestech's board of directors on June 3, 2007, Savvian rendered its oral opinion, subsequently confirmed in writing, that as of June 3, 2007, based upon and subject to the various considerations set forth in its opinion, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the holders of the outstanding shares of Cholestech common stock.

        The full text of the written opinion of Savvian, dated June 3, 2007, is attached as Annex C to this proxy statement/prospectus. The opinion sets forth, among other matters, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Savvian in rendering its opinion. Cholestech urges you to read the entire opinion carefully. Savvian's opinion was directed to Cholestech's board of directors and addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement. Savvian's opinion did not address Cholestech's basic business decision to proceed with or effect the proposed merger or the relative merits of the proposed merger compared to any alternative business strategy or transaction in which Cholestech might engage. Savvian's opinion did not constitute a recommendation to Cholestech, its board of directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the proposed merger, including how the stockholders of Cholestech should vote with respect to the proposed merger. Savvian did not express any opinion as to the prices at which shares of Inverness common stock will trade at any time. Savvian was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement or the structure of the proposed merger. The summary of the opinion of Savvian set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Savvian, among other matters:

  •
  reviewed certain publicly available financial statements and other information relating to Cholestech, Biosite and Inverness;

  •
  reviewed certain internal financial statements, other financial and operating data, and other information concerning Cholestech, prepared by the management of Cholestech;

  •
  reviewed certain internal financial statements and other financial and operating data concerning Inverness and Biosite, prepared by the management of Inverness;

  •
  discussed the past and current operations and financial condition and the prospects of Cholestech and Inverness with the managements of Cholestech and Inverness, respectively;

  •
  discussed the past and current operations and financial condition and the prospects of Biosite with the management of Inverness;

  •
  discussed Inverness' current and future financing plans in connection with Inverness' then-pending acquisition of Biosite pursuant to the agreement and plan of merger dated May 17, 2007 by and among Inverness, a wholly owned subsidiary of Inverness and Biosite as filed by Inverness with the SEC, referred to as the Biosite merger agreement, with the management of Inverness;

  •
  reviewed certain Biosite acquisition financing documentation, including bank financing commitment letters and Inverness' rating agency presentation;

  •
  discussed the prospects of Cholestech in the absence of the proposed merger with the management and board of directors of Cholestech;

  •
  discussed certain strategic, financial and operational benefits anticipated from the proposed merger with the managements of Cholestech and Inverness;

  •
  discussed certain strategic, financial and operational benefits anticipated from the proposed merger and the Biosite acquisition with the managements of Cholestech and Inverness;

  •
  reviewed the pro forma financial impact of the proposed merger on the combined company's financial performance, including earnings per share;

  •
  reviewed the pro forma financial impact of the proposed merger and the Biosite acquisition on the combined company's financial performance, including earnings per share;

  •
  reviewed the pro forma impact of the proposed merger on the capitalization of Inverness;

  •
  reviewed the pro forma impact of the proposed merger and the Biosite acquisition on the capitalization of Inverness;

  •
  reviewed the reported price and trading activity for Cholestech common stock and Inverness common stock;

  •
  compared the financial performance of Cholestech with that of certain other publicly-traded companies that Savvian deemed comparable to Cholestech;

  •
  compared the financial performance of Inverness with that of certain other publicly-traded companies that Savvian deemed comparable to Inverness;

  •
  reviewed the financial terms, to the extent publicly available, of certain transactions that Savvian deemed comparable;

  •
  analyzed discounted equity models for Cholestech prepared based upon estimates and guidance from management of Cholestech;

  •
  analyzed discounted equity models for Inverness, both including and excluding the Biosite acquisition, prepared based upon estimates and guidance from management of Inverness;

  •
  reviewed and discussed with the management of Cholestech certain alternatives to the proposed merger;

  •
  participated in discussions and negotiations among representatives of Cholestech and Inverness and their respective legal and financial advisors;

  •
  reviewed the Biosite merger agreement and certain related documents;

  •
  reviewed drafts of the merger agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Savvian deemed appropriate.

        In rendering its opinion, Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections for each of Cholestech, Biosite and Inverness, Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cholestech for Cholestech financial projections and Inverness for both Inverness and Biosite financial projections. For its analyses giving effect to Inverness' then-pending acquisition of Biosite, Savvian assumed that all synergies expected from the acquisition would be achieved. Cholestech and Inverness had each advised Savvian that they do not publicly disclose internal financial information of the type provided to Savvian and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. In arriving at its opinion, Savvian relied upon the estimates of the managements of Cholestech and Inverness relating to certain strategic, financial and operational benefits from the consummation of the proposed merger and assumed that such benefits will be realized. In addition, Savvian assumed that the proposed merger will be consummated in accordance with the terms set forth in the merger agreement (without any amendments or modifications thereto), without waiver by any party of any material rights thereunder, that in all respects material to its analysis, the representations and warranties contained in the merger agreement made by the parties thereto are true and correct and that the merger agreement executed by the parties thereto does not differ in any material respect from the form of the draft merger agreement delivered to it on June 3, 2007. Savvian also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Cholestech, Inverness or on the expected benefits of the proposed merger in any way meaningful to its analysis. Savvian's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, June 3, 2007. Savvian assumed no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after June 3, 2007. Savvian reserved the right to withdraw, revise or modify its opinion based upon additional information which may be provided to or obtained by it, which suggests, in its judgment, a change in the facts or assumptions (or the bases therefor) upon which its opinion is based.

        Savvian assumed that Inverness would not consummate the Biosite acquisition on terms that are different in any material respect than the terms set forth in the Biosite merger agreement and that all governmental, regulatory or other consents and approvals obtained in connection with the Biosite acquisition would be obtained without any adverse effect on Inverness or on the expected benefits of the Biosite acquisition or the proposed merger in any way meaningful to its analysis.

        Savvian did not made any independent investigation of any legal, accounting or tax matters affecting Cholestech or Inverness, and Savvian assumed the correctness of all legal, accounting and tax advice given to Cholestech and its board of directors. In addition, Savvian took into account its experience in transactions that it believed to be generally comparable or relevant, as well as its experience in securities valuation in general.

        The following is a summary of all material analyses performed by Savvian in connection with its opinion dated June 3, 2007 and reviewed with the board of directors of Cholestech at its meeting on June 3, 2007. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Savvian, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Cholestech Corporation

Historical Trading Analysis

        Savvian reviewed general trading information concerning Cholestech common stock, including the stock price and volume over selected periods and the stock trading history. Savvian noted that the range of prices in the 12 months ended June 1, 2007 was $10.22 to $19.57 per share and that the average closing price over such period was $15.41 per share. Savvian also noted that the closing price of Cholestech common stock on June 1, 2007 was $16.79 per share. Savvian also noted the moving averages of closing prices of Cholestech common stock over various periods ending on June 1, 2007 as summarized below:

Period Ended June 1, 2007	Moving Averages
Last 5 days	$16.83
Last 10 days	$17.11
Last 20 days	$17.48
Last 30 days	$17.69
Last 60 days	$17.43
Last 90 days	$17.38

        Savvian also reviewed the trading price performance of Cholestech common stock over various periods ending on June 1, 2007 and compared its performance with that of Inverness common stock and the Nasdaq Composite Index. The following table sets forth the changes in stock prices for such companies and indices:

	Share Price Increase/(Decrease)
	Last 6 Months	Last 12 months	Last 2 years	Last 5 years
Cholestech	(6)%	21%	84%	(8)%
Inverness	23%	58%	73%	129%
Nasdaq	8%	18%	25%	62%

Securities Research Analysts' Price Targets

        Savvian reviewed and analyzed future public market trading price targets for Cholestech common stock prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of Cholestech common stock. The range of analyst price targets for Cholestech common stock was $19.00 to $24.00 per share. Based on the closing price per share of Inverness common stock as of June 1, 2007 of $48.17 and the exchange ratio of 0.43642x pursuant to the merger agreement, Savvian noted that the implied value per share of Cholestech common stock was $21.02.

        The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Cholestech common stock, and these estimates are subject to uncertainties, including the future financial performance of Cholestech and future financial market conditions.

Exchange Ratio Premium Analysis

        Savvian reviewed the ratios of the closing prices of Cholestech common stock divided by the corresponding closing prices of Inverness common stock over various periods ending June 1, 2007 to provide background information and perspective on the average exchange ratio and its premium or discount to the exchange ratio set forth in the merger agreement. Savvian determined that the exchange ratio of 0.43642x pursuant to the merger agreement represented a premium of 25.2% based on the exchange ratio of 0.3486x calculated as of June 1, 2007. Savvian examined the premiums represented by the exchange ratio set forth the merger agreement over the period average ratios and found them to be as follows:

Period Ended June 1, 2007	Average Exchange Ratio	Transaction Exchange Ratio Premium to Average Exchange Ratio
Last 5 days	0.3613x	20.8%
Last 10 days	0.3894x	12.1%
Last 20 days	0.4160x	4.9%
Last 30 days	0.4276x	2.1%
Last 60 days	0.4172x	4.6%
Last 90 days	0.4146x	5.3%
Last 120 days	0.4311x	1.2%
Last 12 months	0.4161x	4.9%
Last 12 months high	0.3927x	11.1%
Last 12 months low	0.3932x	11.0%

Contribution Analysis

        Savvian compared Cholestech and Inverness stockholders' respective expected percentage ownership of the combined company to Cholestech's and Inverness' respective percentage contribution (and the implied ownership based on such contribution) to the combined company based upon the revenues and net income for the 12 months ended March 31, 2007 and the estimated revenues and net income for calendar year 2007 and calendar year 2008. For purposes of this analysis Savvian utilized projections for Cholestech based on publicly available equity research estimates for calendar years 2007 and 2008 reported by Sidoti & Co. as of May 9, 2007, referred to as the Base Case, and projections for Inverness prepared based on estimates and guidance from management of Inverness, referred to as the Alternative Case. Based on Cholestech's respective implied ownership and based on the closing price per share of Inverness common stock of $48.17 as of June 1, 2007, Savvian calculated an implied value per share of Cholestech and an implied exchange ratio. The table below summarizes the results of Savvian's calculations:

	Implied % Pro Forma Ownership	Implied Cholestech Price per Share	Implied Exchange Ratio
Revenues
Last 12 Months	12.2%	$20.27	0.4207x
Estimated Calendar Year 2007	12.3%	$20.43	0.4241x
Estimated Calendar Year 2008	12.4%	$20.66	0.4288x
Net Income
Last 12 Months	20.1%	$36.61	0.7601x
Estimated Calendar Year 2007	20.4%	$37.18	0.7718x
Estimated Calendar Year 2008	19.0%	$34.11	0.7080x
Mean	16.1%	$28.21	0.5856x
Median	15.7%	$27.38	0.5684x

        As noted above, based on the closing price per share of Inverness common stock as of June 1, 2007 of $48.17 and the exchange ratio of 0.43642x pursuant to the merger agreement, Savvian noted that the implied value per share of Cholestech common stock was $21.02.

Comparable Companies Analysis

        While noting that no comparable public company is identical to Cholestech, Savvian compared selected financial information for Cholestech with publicly available information for comparable medical diagnostic companies that shared certain characteristics with Cholestech. The purpose of this analysis was to determine equity values of Cholestech by applying trading multiples of comparable companies to financial metrics for Cholestech and to compare such implied equity values to the values implied by the exchange ratio pursuant to the merger agreement. For this analysis Savvian utilized estimates from the Cholestech Base Case and projections for calendar years 2007 and 2008 provided by management of Cholestech, referred to as the Downside Case. For each of the Base Case and the Downside Case and using the closing price of Cholestech common stock as of June 1, 2007 and the number of shares of Cholestech common stock outstanding, Savvian calculated, for each of the comparable companies, the ratios of: (1) aggregate value to estimated revenue for calendar years 2007 and 2008; and (2) price to estimated earnings per share for calendar years 2007 and 2008. The companies used in this comparison included the following:

  •
  ABAXIS, Inc.
  •
  Digene Corporation
  •
  IRIS International, Inc.
  •
  Meridien Bioscience Inc.
  •
  Natus Medical Incorporated
  •
  OraSure Technologies, Inc.
  •
  Quidel Corporation

Savvian then calculated the Cholestech equity value and equity value per share implied by such ranges of multiples. The table below summarizes this analysis:

($ in millions, except per share data) Calendar Year Financial Statistic	Implied Cholestech Equity Value (1)	Implied Value per Share of Cholestech
Base Case
Aggregate Value to Estimated 2007 Revenue	$286.8—$361.6	$17.70—$22.04
Price to Estimated 2007 Earnings Per Share	$262.6—$402.8	$16.29—$24.43
Aggregate Value to Estimated 2008 Revenue	$270.6—$353.8	$16.75—$21.59
Price to Estimated 2008 Earnings Per Share	$276.3—$350.0	$17.09—$21.37
Downside Case
Aggregate Value to Estimated 2007 Revenue	$283.2—$356.8	$17.50—$21.77
Price to Estimated 2007 Earnings Per Share	$238.7—$366.5	$14.88—$22.33
Aggregate Value to Estimated 2008 Revenue	$260.5—$339.7	$16.16—$20.77
Price to Estimated 2008 Earnings Per Share	$240.8—$305.0	$15.01—$18.76

(1)
Based on debt of $0.0 million and cash of $62.5 million.

Based upon the foregoing comparable companies analysis, the overall mean range of the implied value of Cholestech on a per share basis was a range of $16.42 to $21.63. As noted above, based on the closing price per share of Inverness common stock as of June 1, 2007 of $48.17 and the exchange ratio of 0.43642x pursuant to the merger agreement, Savvian noted that the implied value per share of Cholestech common stock was $21.02.

        No company utilized in the comparable companies analysis is identical to Cholestech. In evaluating the comparable companies, Savvian made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Cholestech, such as the impact of competition on the business of Cholestech and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Cholestech or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or low, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Premiums Analysis

        Savvian considered the premiums paid above a seller's share price in order to determine the additional value that acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. Savvian reviewed publicly available information of purchase prices for acquisitions of public companies compared to their pre-transaction market prices. Savvian reviewed the following ten selected precedent transactions:

Acquiror	Target
• Agilent Technologies Inc.	• Strategene Corp.
• Inverness	• Biosite
• Cytyc Corporation	• Adeza Biomedical Corporation
• MDS Inc.	• Molecular Devices Corporation
• Becton, Dickinson and Company	• TriPath Imaging, Inc.
• General Electric Co.	• Biacore International AB
• Siemens AG	• Diagnostic Products Corporation
• Invitrogen Corporation	• Biosource International, Inc.
• Abbott Laboratories	• TheraSense, Inc.
• Abbott Laboratories	• I-Stat Corporation

        For each transaction noted above Savvian noted the following financial statistics where available: (1) enterprise value to next 12 months estimated revenue; (2) price to next 12 months estimated earnings per share; (3) implied premium to price one trading day prior to announcement; and (4) implied premium to average closing price over the prior 12 months. Savvian then calculated the Cholestech equity value and equity value per share implied by such ranges of premiums and ranges of multiplies based on the Base Case and Downside Case. The table below summarizes this analysis:

($ in millions, except per share data) Financial Statistic	Implied Cholestech Equity Value (1)	Implied Value per Share of Cholestech
Base Case
Enterprise Value to Next 12 Months Revenue	$293.5—$409.0	$18.09—$24.79
Price to Next 12 Months Earnings per Share	$271.7—$508.8	$16.82—$30.59
Downside Case
Enterprise Value to Next 12 Months Revenue	$287.7—$400.3	$17.75—$24.29
Price to Next 12 Months Earnings per Share	$243.3—$456.6	$15.15—$27.55
Premium Paid versus:
Share Price One Trading Day Prior to Announcement	$314.5—$415.7	$19.31—$25.19
Last 12 Months Average Share Price Prior to Announcement	$300.3—$380.0	$18.49—$23.11

(1)
Based on debt of $0.0 million and cash of $62.5 million.

The purpose of this analysis was to compare the premium implied by the exchange ratio pursuant to the merger agreement with the premiums paid in the selected transactions. Based upon the foregoing Precedent Transaction Premiums Analysis, the overall mean range of the implied value of Cholestech on a per share basis was a range of $17.60 to $25.92. As noted above, based on the closing price per share of Inverness common stock as of June 1, 2007 of $48.17 and the exchange ratio of 0.43642x pursuant to the merger agreement, Savvian noted that the implied value per share of Cholestech common stock was $21.02.

        No transaction included in the precedent transaction premiums analysis is identical to the merger. In evaluating the precedent transactions, Savvian made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Cholestech, such as the impact of competition on the business of Cholestech and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Cholestech or the industry or in the financial markets in general which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, or the high or the low, is not in itself a meaningful method of using precedent transaction data.

Discounted Equity Analysis

        Savvian performed a discounted equity value analysis, which is designed to provide insight into the future value of a company's common equity as a function of the company's future earnings and its current forward price to earnings multiple, and the resulting value is subsequently discounted to arrive at a company's present value for its stock price. In connection with this analysis, Savvian calculated a range of present equity values per share for Cholestech on a standalone basis. To calculate the discounted equity value, Savvian utilized the Base Case and the Downside Case. Savvian applied a range of price to earnings multiples to these estimates and applied discount rates of 12.0% and 15.0% to these ranges. The table below summarizes this analysis:

Financial Statistic	Implied Cholestech Equity Value (1)			Implied Value per Share of Cholestech
	(millions)
Base Case	$253.6	—	$395.4	$15.76	—	$24.00
Downside Case	$220.8	—	$344.8	$13.83	—	$21.07

(1)
Based on debt of $0.0 million and cash of $62.5 million.

As noted above, based on the closing price per share of Inverness common stock as of June 1, 2007 of $48.17 and the exchange ratio of 0.43642x pursuant to the merger agreement, Savvian noted that the implied value per share of Cholestech common stock was $21.02.

Inverness Medical Innovations, Inc.

Historical Trading Analysis

        Savvian reviewed general trading information concerning Inverness common stock, including the stock price and volume over selected periods and the stock trading history. Savvian noted that the range of closing prices in the 12 months ended June 1, 2007 was $25.99 to $49.83 per share and that the average closing price over such period was $37.03 per share. Savvian also noted that the closing price of Inverness common stock on June 1, 2007 was $48.17 per share. Savvian also noted the moving averages of closing prices of Inverness common stock over various periods ending on June 1, 2007 as summarized below:

Period Ended June 1, 2007	Moving Averages
Last 5 days	$46.58
Last 10 days	$43.93
Last 20 days	$42.01
Last 30 days	$41.38
Last 60 days	$41.77
Last 90 days	$41.92

Securities Research Analysts' Price Targets

        Savvian reviewed and analyzed future public market trading price targets for Inverness common stock prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of Inverness common stock. The range of analyst price targets for Inverness common stock was $49.00 to $55.00 per share. Savvian noted that the closing price per share of Inverness common stock as of June 1, 2007 was $48.17.

        The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Inverness common stock, and these estimates are subject to uncertainties, including the future financial performance of Inverness and future financial market conditions.

Comparable Companies Analysis

        While noting that no comparable public company is identical to Inverness, Savvian compared selected financial information for Inverness with publicly available information for comparable medical diagnostic companies that shared certain characteristics with Inverness. For this analysis Savvian utilized the Alternative Case. Using the closing price of Inverness common stock as of June 1, 2007 and the number of shares of Inverness common stock outstanding, Savvian calculated, for each of the comparable companies, the ratios of: (1) aggregate value to estimated revenue for calendar years 2007 and 2008 and (2) price to estimated earnings per share for calendar years 2007 and 2008. The companies used in this comparison included the following:

  •
  Beckman Coulter, Inc.
  •
  Bio-Rad Laboratories, Inc.
  •
  Dade Behring Holdings, Inc.
  •
  Digene Corporation
  •
  Gen-Probe Incorporated
  •
  Immucor, Inc.
  •
  Ventana Medical Systems, Inc.

Savvian then calculated the Inverness equity value and equity value per share implied by such ranges of multiples. The table below summarizes this analysis:

($ in millions, except per share data) Calendar Year Financial Statistic	Implied Inverness Equity Value (1)			Implied Value per Share of Inverness
Aggregate Value to Estimated 2007 Revenue	$2,303	—	$2,862	$47.31	—	$58.41
Price to Estimated 2007 Earnings Per Share	$1,801	—	$2,339	$37.35	—	$48.02
Aggregate Value to Estimated 2008 Revenue	$2,188	—	$2,802	$45.03	—	$57.23
Price to Estimated 2008 Earnings Per Share	$1,498	—	$2,443	$31.31	—	$50.09

(1)
Based on debt of $159.9 million and cash of $505.9 million.

Based upon the foregoing comparable companies analysis, the overall mean range of the implied value of Inverness on a per share basis was a range of $40.25 to $53.44. Savvian noted that the closing price per share of Inverness common stock as of June 1, 2007 was $48.17.

        Savvian also calculated the Inverness equity value and equity value per share implied by such ranges of multiples, taking into account the Biosite acquisition and assuming 100% of the expected synergies with Biosite. The table below summarizes this analysis:

($ in millions, except per share data) Calendar Year Financial Statistic	Implied Inverness Pro Forma Equity Value (1)			Implied Pro Forma Value per Share of Inverness
Aggregate Value to Estimated 2007 Revenue (2)	$1,784	—	$2,668	$37.00	—	$54.57
Price to Estimated 2007 Earnings Per Share (2)	$2,420	—	$3,134	$49.64	—	$63.82
Aggregate Value to Estimated 2008 Revenue	$1,565	—	$2,523	$32.63	—	$51.68
Price to Estimated 2008 Earnings Per Share	$2,267	—	$3,675	$46.60	—	$74.57

(1)
Based on debt of $1,327 million and cash of $17 million for Inverness and Biosite.

(2)
Assumes full year Biosite acquisition.

Based upon the foregoing comparable companies analysis, the overall mean range of the implied value of Inverness on a per share basis was a range of $41.47 to $61.16.

        No company utilized in the comparable companies analysis is identical to Inverness or Biosite. In evaluating the comparable companies, Savvian made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Inverness and Biosite, such as the impact of competition on the businesses of Inverness and Biosite and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Inverness and Biosite or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or low, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Premiums Analysis

        Savvian performed a precedent transaction premiums analysis for Inverness on a standalone basis and also taking into account the Biosite acquisition. Savvian reviewed publicly available information of purchase prices for acquisitions of public companies compared to their pre-transaction market prices. Savvian reviewed the same ten selected precedent transactions that it reviewed for the precedent transaction premiums analysis performed for Cholestech. See "Cholestech Corporation—Precedent Transaction Premiums Analysis" above.

        For each transaction noted above Savvian noted the following financial statistics where available: (1) enterprise value to next 12 months estimated revenue; (2) price to next 12 months estimated earnings per share; (3) implied premium to price one trading day prior to announcement; and (4) implied premium to average closing price over the prior 12 months. Savvian then calculated the Inverness equity value and equity value per share implied by such ranges of premiums and ranges of multiples based on the Alternative Case. The tables below summarize this analysis:

  Inverness—standalone

($ in millions, except per share data) Financial Statistic	Implied Inverness Equity Value (1)			Implied Value per Share of Inverness
Ratio:
Enterprise Value to Next 12 Months Revenue	$2,069	—	$2,930	$42.67	—	$59.77
Price to Next 12 Months Earnings per Share	$1,601	—	$2,440	$33.35	—	$50.03
Premium Paid versus:
Share Price One Trading Day Prior to Announcement	$2,710	—	$3,559	$55.40	—	$72.26
Last 12 Months Average Share Price Prior to Announcement	$2,251	—	$2,718	$46.29	—	$55.55

(1)
Based on debt of $159.9 million and cash of $505.9 million.

  Inverness—Biosite acquisition

($ in millions, except per share data) Financial Statistic	Implied Inverness Equity Value (1)			Implied Value per Share of Inverness
Ratio:
Enterprise Value to Next 12 Months Revenue	$1,398	—	$2,752	$29.28	—	$56.23
Price to Next 12 Months Earnings per Share	$2,239	—	$3,398	$46.04	—	$69.06
Premium Paid versus:
Share Price One Trading Day Prior to Announcement	$2,710	—	$3,559	$55.40	—	$72.26
Last 12 Months Average Share Price Prior to Announcement	$2,251	—	$2,718	$46.29	—	$55.55

(1)
Based on debt of $1,327 million and cash of $17 million for Inverness and Biosite.

Based upon the foregoing precedent transaction premiums analysis, the overall mean range of the implied standalone value of Inverness on a per share basis was a range of $44.43 to $59.40 and the overall mean range of the implied value of Inverness on a per share basis, taking into account the Biosite acquisition, was a range of $44.25 to $63.27. Savvian noted that the closing price per share of Inverness common stock as of June 1, 2007 was $48.17.

        No transaction included in the precedent transaction premiums analysis is identical to the merger. In evaluating the precedent transactions, Savvian made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Inverness and Biosite, such as the impact of competition on the businesses of Inverness and Biosite and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Inverness and Biosite or the industry or in the financial markets in general which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, or the high or the low, is not in itself a meaningful method of using precedent transaction data.

Discounted Equity Analysis

        Savvian calculated a range of present equity values per share for Inverness on a standalone basis and also taking into account the Biosite acquisition. To calculate the discounted equity value, Savvian utilized the Alternative Case. Savvian applied a range of price to earnings multiples to these estimates and applied discount rates of 12.0% and 15.0% to these ranges. The table below summarizes this analysis:

Financial Statistic	Implied Inverness Equity Value			Implied Value per Share of Inverness
Inverness standalone (1)	$1,955	—	$2,459	$40.40	—	$50.41
Inverness—Biosite acquisition (2)	$2,949	—	$3,699	$60.14	—	$75.03

(1)
Based on debt of $159.9 million and cash of $505.9 million.

(2)
Based on debt of $1,327 million and cash of $17 million for Inverness and Biosite.

        In connection with the review of the transaction by Cholestech's board of directors, Savvian performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Savvian considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Savvian believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Savvian may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Savvian's view of the actual value of Cholestech, Inverness or Biosite. In performing its analyses, Savvian made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Cholestech, Inverness or Biosite. Any estimates contained in Savvian's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Additionally, Savvian excluded stock option expenses from the financial results of Cholestech, Inverness and Biosite for its analyses.

        Savvian conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view and in connection with the delivery of its opinion to Cholestech's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Cholestech common stock might actually trade.

        The determination of the exchange ratio pursuant to the merger agreement was determined through arm's-length negotiations between Cholestech and Inverness and was approved by Cholestech's board of directors. Savvian provided advice to Cholestech during these negotiations but did not, however, recommend any specific amount of consideration to Cholestech or that any specific amount of consideration constituted the only appropriate purchase price for the transaction.

        Savvian's opinion and its presentation to Cholestech's board of directors was one of many factors taken into consideration by Cholestech's board of directors in deciding to approve the proposed merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Cholestech's board of directors with respect to the exchange ratio pursuant to the merger agreement or of whether they would have been willing to agree to a different exchange ratio or amount of consideration.

        Cholestech engaged Savvian on October 6, 2006 to perform its work under an engagement letter on behalf of Cholestech. Pursuant to the terms of this engagement letter, Cholestech agreed to pay Savvian a transaction fee for its services, all of which is contingent upon the consummation of the proposed merger. Cholestech has also agreed to reimburse Savvian for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of the rendering of the opinion or other services performed under the engagement letter by Savvian.

        Cholestech retained Savvian based upon Savvian's qualifications, experience and expertise. Savvian is an internationally recognized investment banking and advisory firm. Savvian, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Inverness' Reasons for the Merger

        In reaching its decision to approve the merger, Inverness' board of directors determined that the merger is in the best interests of Inverness and its stockholders. The decision by Inverness' board of directors was reached after consulting with Inverness' management and its financial and legal advisors, and after consideration of various factors, including:

  •
  Inverness management's view of the financial performance of Inverness and Cholestech before and after giving effect to the merger;

  •
  Inverness' familiarity with the expected market for Cholestech's products;

  •
  the type and amount of consideration to be paid in the transaction, including the proposal to pay a premium over the then-current market price of Cholestech common stock;

  •
  the terms of the merger agreement;

  •
  then-current financial market conditions and historical market prices, volatility and trading information for the Inverness common stock and Cholestech common stock; and

  •
  the results of the due diligence investigation conducted by Inverness' management, accountants and legal counsel.

        The decision of the Inverness board of directors to approve the merger was based on the potential benefits of the merger that the Inverness board of directors believed would contribute to the success of Inverness' business and corresponding benefits to Inverness, including:

  •
  the degree of penetration by Cholestech into the physician office lab, or POL, market, with its CLIA-waived LDX System, and the related opportunities to sell Inverness' cardiology and other products in that market;

  •
  Cholestech's reputation and name recognition in the POL market;

  •
  the complementary nature of the products currently offered by Cholestech to those offered by Inverness (including the cardiology products offered by Inverness' newly acquired subsidiary, Biosite, as well as those under development by Inverness), which will enable Inverness to expand the range of products that it offers;

  •
  the opportunity to acquire and commercialize certain new technologies of Cholestech;

  •
  the opportunity for the combined company to achieve cost savings through the realization of operational synergies between the businesses of Cholestech and Inverness;

  •
  the increased scale and revenue base of the combined company compared to that of Inverness' existing business; and

  •
  the increased efficiency of the sales and marketing teams of the combined company and the ability to forge stronger relations with the combined company's most significant customers.

        In considering the merger, the Inverness board of directors also identified and considered a number of potentially negative factors, including the following:

  •
  the risk that the value of the Cholestech business could decline after the execution of the merger agreement, particularly in light of the fact that the exchange ratio would not be adjusted to reflect declines in the market price of the Cholestech common stock;

  •
  the risk that the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

  •
  the risk that after the merger Inverness could lose important current customers of Inverness or Cholestech;

  •
  the risk that, if the merger is not consummated, Inverness' management would have devoted substantial time and resources to the combination at the expense of attending to and growing Inverness' business or other business opportunities;

  •
  the risks associated with the additional demands that the acquisition of Cholestech would place on management, particularly in light of the already substantial additional demands placed on management by the then-pending tender offer to acquire the shares of Biosite, and the additional challenges that management would face in integrating the operations of Inverness, Biosite and Cholestech, if both acquisitions were to be consummated;

  •
  the risk that after the merger the change in size and geographic scope of Inverness, matters associated with the transition and the increased management responsibilities related to such factors would impact the ability of management to oversee operations; and

  •
  the potential adverse impact of the resale of additional shares of Inverness common stock into the market after the closing, which could have the effect of putting downward pressure on the trading price of Inverness common stock.

        The foregoing discussion of the information and factors considered by the Inverness board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Inverness board. In view of the variety of factors considered in connection with its evaluation of the merger, the Inverness board of directors did not quantify or otherwise assign relative weights to the factors considered in reaching its conclusions. In addition, individual members of the Inverness board of directors may have given different weights to different factors. However, on an overall basis, the Inverness board of directors concluded that the factors favoring the merger outweigh the countervailing factors.

        For the strategic reasons set forth above, after consultation with Inverness' senior management and its advisors and consideration of the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, the Inverness board of directors determined that the merger was in the best interests of Inverness and its stockholders.

Interests of Executive Officers and Directors of Cholestech in the Merger

        In considering the recommendation of the Cholestech board of directors with respect to the merger, Cholestech stockholders should be aware that certain executive officers and directors of Cholestech have interests in the merger that may be different from, or in addition to, the interests of Cholestech stockholders generally. The Cholestech board of directors was aware of the interests described below and considered them, among other matters, when adopting the merger agreement and recommending that Cholestech stockholders vote to approve the principal terms of the merger. These interests are summarized below.

Cholestech Shares of Common Stock and Stock Options

        Officers and directors of Cholestech who own Cholestech common stock will receive shares of Inverness common stock on the same terms as all the other stockholders of Cholestech. As of the record date, the members of the Cholestech board of directors and the executive officers of Cholestech beneficially owned 141,445 outstanding shares of Cholestech common stock, or approximately 0.9% of Cholestech's outstanding shares, and accordingly are eligible to receive a maximum aggregate of 61,730 shares of Inverness common stock in the transaction. The board members and executive officers of Cholestech hold options to acquire 1,100,957 shares of Cholestech common stock, with exercise prices ranging from $6.97 to $17.83 per share, which will be assumed by Inverness and be converted into options to acquire approximately 480,480 shares of Inverness common stock on the same terms as other holders of Cholestech stock options. For more information about these options, you should read the section of this proxy statement/prospectus entitled "The Merger Agreement—Treatment of Cholestech Stock Options and Assumption of Cholestech Stock Option Plans; Termination of Employee Stock Purchase Plan" beginning on page 95.

Change of Control Severance and Post-Employment Benefits

  Post-Employment Severance

        In June 2001, Cholestech entered into a severance agreement with Mr. Pinckert. This agreement was amended in March 2003 and provides that in the event he is terminated by Cholestech, for any or no reason, Mr. Pinckert will be paid, over a period of 18 months commencing on the date of such termination, an amount equal to 18 months' compensation, at the rate of compensation in effect immediately prior to such termination (minus applicable withholding). Pursuant to the severance agreement, Mr. Pinckert will also receive group health and life insurance coverage for 18 months, and the vesting of 18 months' worth of unvested and outstanding stock options will accelerate.

        Cholestech entered into severance agreements with Terry Wassmann, vice president of human resources, in July 2001 and with Donald Wood, vice president of operations, in April 2003. These agreements were amended in October 2003. Cholestech also entered into a severance agreement with Kenneth Miller, vice president of sales and marketing, in June 2004; John Glenn, vice president of finance and chief financial officer, in October 2004; Barbara McAleer, vice president of quality assurance and regulatory affairs, in January 2005; and Gregory Bennett, vice president of development, in December 2005. These severance agreements provide that in the event the executive officer is terminated by Cholestech, for any or no reason, he or she will be paid, over a period of 12 months commencing on the date of such termination, an amount equal to 12 months' compensation, at the rate of compensation in effect immediately prior to such termination (minus applicable withholding). Pursuant to the severance agreements, these individuals will also receive group health and life coverage for 12 months, and the vesting of 12 months' worth of unvested and outstanding stock options will accelerate.

  Change of Control Severance

        Cholestech entered into a change of control severance agreement with Mr. Pinckert in June 2001. This agreement was amended in January 2003 and again in March 2004. The amended agreement provides that if Mr. Pinckert's employment is involuntarily terminated within 12 months after a change of control of Cholestech, Mr. Pinckert will be paid, over a period of 24 months commencing on the date of such termination, an amount equal to (a) two years' compensation at the rate of compensation in effect immediately prior to such termination (minus applicable withholding), (b) 200% of his target bonus as in effect for the fiscal year in which the termination occurs and (c) up to 100% of his target bonus as in effect for the fiscal year in which the termination occurs, with such amount determined by the board in its sole discretion based on Mr. Pinckert's achievement of the management objectives on which such bonus is based and pro rated for the year of termination. In addition, upon such termination after a change of control, 100% of the outstanding stock options held by Mr. Pinckert will vest, and he (and his dependents, where applicable) will receive continued group health coverage and benefits for 24 months.

        Cholestech entered into a change of control severance agreement with Ms. Wassmann in August 2001. This agreement was amended in January 2003 and again in March 2004. Cholestech also entered into a change of control severance agreement with Mr. Wood in October 2003. This agreement was amended in March 2004. Cholestech entered into a change of control severance agreement with Mr. Miller in June 2004, Mr. Glenn in October 2004, Ms. McAleer in January 2005, and Mr. Bennett in December 2005. These change of control severance agreements provide that if the employment of the executive officer is involuntarily terminated within 12 months after a change of control of Cholestech, he or she will be paid, over a period of 18 months commencing on the date of such termination, an amount equal to (a) 18 months' compensation at the rate of compensation in effect immediately prior to such termination (minus applicable withholding), (b) 150% of his or her target bonus as in effect for the fiscal year in which the termination occurs and (c) up to 100% of his or her target bonus as in effect for the fiscal year in which the termination occurs, with such amount determined by the board in its sole discretion based on his or her achievement of the management objectives on which such bonus is based and pro rated for the year of termination. In addition, upon such termination after a change of control, 100% of the outstanding stock options held by the executive officer will vest, and he or she (and his or her dependents where applicable) will receive continued group health coverage and benefits for 18 months.

        In order to comply with the new rules related to post-termination payments under Section 409A of the Internal Revenue Code, the board of directors of Cholestech approved certain amendments to the severance and change of control severance agreements of all Cholestech's executive officers. The amendments provide for a 6-month delay of the payment of severance benefits if the executive officer is a "specified employee" within the meaning of Section 409A. As a result, no severance benefits would be payable to the executive officer for six months following his or her termination if he or she is determined to be a specified employee. When an executive officer is determined to be a specified employee, the six months severance benefits, together with interest thereon at 5.05% per annum, will be paid on the first payroll date that occurs at least six months and one day following the executive officer's termination of employment (or the executive officer's death, if earlier). All subsequent severance benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit, as provided for in the applicable agreements. The amendments will be effective upon the execution of the amended agreements by the executive officers.

        The merger of Inverness and Cholestech will constitute a change of control under the terms of these change of control severance agreements. However, the benefits granted pursuant to the change of control severance agreements will only be received by an executive officer in the event the executive officer is involuntarily terminated within 12 months after the change of control of Cholestech. For purposes of the change of control severance agreements, "involuntary termination" shall mean (a) for Mr. Pinckert, the failure of an acquiring corporation to offer him the position of chief executive officer of the acquiring corporation following a change of control, and for Messrs. Bennett, Glenn, Miller and Wood, and Ms. McAleer and Ms. Wassmann, without the executive officer's express written consent, a significant reduction of the executive officer's duties, position or responsibilities relative to the executive officer's duties, position or responsibilities in effect immediately prior to such reduction, or the removal of the executive officer from such duties, position and responsibilities, unless the executive officer is provided with comparable duties, position and responsibilities, but a reduction in duties, position or responsibilities solely by virtue of Cholestech being acquired and made part of a larger entity shall not constitute an involuntary termination; (b) without the executive officer's express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to the executive officer immediately prior to such reduction; (c) without the executive officer's express written consent, a reduction by Cholestech of the executive officer's base salary or target bonus as in effect immediately prior to such reduction; (d) without the executive officer's express written consent, a material reduction by Cholestech in the kind or level of executive officer benefits to which the executive officer is entitled immediately prior to such reduction with the result that the executive officer's overall benefits package is significantly reduced; (e) without the executive officer's express written consent, the relocation of the executive officer on a full-time basis to a facility or a location more than 50 miles from his or her current location; (f) any purported termination of the executive officer by Cholestech which is not effected for cause or for which the grounds relied upon are not valid; or (g) the failure of Cholestech to obtain the assumption of the change of control severance agreement by any successors contemplated in the change of control severance agreement.

  Estimated Current Value of Change-in-Control Benefits

        Cholestech estimates that, if the employment of any of the following executive officers were to be involuntarily terminated on August 15, 2007 after a change of control, the executive officer would become entitled to receive the following benefits:

			Equity Acceleration
						Estimated Golden Parachute Tax Gross Up(4)
Name	Severance (Base Salary)	Severance (Bonus)	Number of Unvested Options at 8/15/07(1)	Estimated Cash Benefits of Unvested Options(2)	COBRA(3)		Total
Warren E. Pinckert	$884,000	$442,000	76,170	$772,940	$93,246	$718,875	$2,911,061
John F. Glenn	369,000	110,700	34,168	383,814	45,741	—	909,255
Barbara T. McAleer	327,000	98,100	36,669	373,357	25,541	—	823,998
Kenneth F. Miller	396,563	118,969	30,835	321,070	54,914	—	891,516
Donald P. Wood	364,613	109,384	29,898	316,922	43,937	—	834,856
Gregory L. Bennett	300,000	90,000	32,920	336,414	33,455	—	759,869
Terry L. Wassmann	273,150	81,945	22,502	225,089	50,027	—	630,211

(1)
The number of unvested options in this chart is based on the total unvested and outstanding stock options for the executive officers.

(2)
These benefits were estimated based on a change in control date of August 15, 2007 and an estimated change in control price of $21.03 per share.

(3)
Continued group health benefits, provided that executive officer (a) constitutes a qualified beneficiary, as defined in Section 4980B(g)(1) of the Internal Revenue Code, and (b) elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (referred to as COBRA), within the time period prescribed pursuant to COBRA.

(4)
Under the terms of the change of control severance agreements between Cholestech and its executive officers, if the benefits provided pursuant to the change of control severance agreement constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the executive officer will receive (a) a one-time payment from Cholestech sufficient to pay such excise tax (referred to as the Excise Tax Gross-Up), and (b) an additional one-time payment from Cholestech sufficient to pay the additional excise tax and federal and state income taxes arising from the Excise Tax Gross-Up made by Cholestech to the executive officer (referred to as the Additional Gross-Up); provided, however, that Cholestech will only pay the Excise Tax Gross-Up and Additional Gross-Up if the cumulative value of such payments to the executive officer equals or exceeds $10,000.

Cash Bonuses in Lieu of Annual Stock Grants

        On April 23, 2007, the board of Cholestech approved the payment of cash bonuses to Cholestech's executive officers in lieu of making annual stock option grants. The annual stock grants were usually approved by the board of directors of Cholestech in March of each year. In March 2007, the board determined not to make such annual grants because Cholestech was in discussions with Inverness regarding a potential acquisition of Cholestech. The bonuses are payable upon the closing of the merger to such executive officers employed on the date of the closing of the merger. The specific cash bonus amounts to be paid to Cholestech's executive officers employed upon the closing of the merger are as follows:

Name of executive	Total Payment
Warren E. Pinckert II	$232,800
John F. Glenn	$77,600
Gregory L. Bennett	$77,600
Barbara T. McAleer	$77,600
Kenneth F. Miller	$77,600
Terry L. Wassmann	$77,600
Donald L. Wood	$77,600

Indemnification; Directors' and Officers' Insurance

        Inverness has agreed that, for a period of six years following completion of the merger, the indemnification obligations set forth in Cholestech's articles of incorporation and bylaws and any Cholestech indemnification agreements will survive. To do so, Inverness will cause the articles of incorporation and bylaws of Cholestech after the merger to reflect provisions at least as favorable as the indemnification and exculpation provisions contained in Cholestech's current articles of incorporation and bylaws and, for a period of six years following completion of the merger, Inverness will not amend, repeal or otherwise modify the articles of incorporation or bylaws in any manner that would adversely affect the indemnification rights of any individual who on or prior to completion of the merger was protected under indemnification provisions in any of these Cholestech documents.

        In addition, for a period of six years following the completion of the merger, Inverness will cause Cholestech's existing policy of directors' and officers' liability insurance to be maintained, subject to certain limitations. Alternatively, subject to certain limitations, prior to the completion of the merger, Cholestech is also permitted to purchase a six-year "tail" prepaid policy on its current policy of directors' and officers' liability insurance and, if Cholestech elects to do so, Inverness will maintain the policy in full force and effect.

Material United States Federal Income Tax Consequences of the Merger

        The following is a summary of the material United States federal income tax consequences of the merger applicable to a holder of shares of Cholestech common stock that receives Inverness common stock in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities and published positions of the Internal Revenue Service, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect).

        This discussion is not a complete description of the United States federal income tax consequences of the merger. The United States federal income tax laws are complex and the tax consequences of the merger can vary depending on each stockholder's individual circumstances or tax status. This discussion is limited to United States persons that hold their shares of Cholestech common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a particular holder of Cholestech common stock or to holders of Cholestech common stock that are subject to special treatment under United States federal income tax laws, such as non-United States persons, entities treated as partnerships or other flow-through entities for United States federal income tax purposes, dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons who acquired their shares of Cholestech common stock pursuant to the exercise of options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation, persons subject to the alternative minimum tax provisions of the Internal Revenue Code and persons who acquired Cholestech common stock as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction. In addition, this summary does not address the tax consequences of the merger to holders of options or warrants to acquire Cholestech common stock. Furthermore, this discussion does not address the tax consequences of the merger under any state, local or foreign tax laws.

        EACH HOLDER OF SHARES OF CHOLESTECH COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Tax Opinions

        In connection with the filing with the Securities and Exchange Commission of the registration statement of which this document is a part, Foley Hoag LLP, special counsel to Inverness, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, special counsel to Cholestech, expect to deliver opinions to their respective clients to the effect that, based on factual representations and covenants provided to such counsel and assumptions stated in the opinions, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        Inverness' obligation to complete the merger is conditioned upon its receipt at closing of an additional tax opinion from Foley Hoag LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided that if Foley Hoag LLP fails to render such opinion, the condition to Inverness' obligation to complete the merger nonetheless will be deemed satisfied if Wilson Sonsini Goodrich & Rosati, Professional Corporation, renders such opinion to Inverness. Similarly, Cholestech's obligation to complete the merger is conditioned upon its receipt at closing of an additional tax opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided that if Wilson Sonsini Goodrich & Rosati, Professional Corporation, fails to render such opinion, the condition to Cholestech's obligation to complete the merger nonetheless will be deemed satisfied if Foley Hoag LLP renders such opinion to Cholestech.

        The tax opinions will be based on assumptions stated in the opinions and the factual representations and covenants made in letters that have been (and, in the case of the tax opinions to be rendered effective as of the date of the merger, will be) provided by Inverness, Iris Merger Sub and Cholestech to Foley Hoag LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, the accuracy of which is critical to the conclusions stated in the tax opinions. Moreover, these tax opinions are not binding on the Internal Revenue Service or any court and do not preclude the Internal Revenue Service from asserting, or a court from sustaining, a contrary conclusion regarding the United States federal income tax treatment of the merger.

        The determination by tax counsel as to whether the proposed merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Material Federal Income Tax Consequences

        The following material United States federal income tax consequences will result from qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

  •
  No gain or loss will be recognized by Cholestech, Inverness or Iris Merger Sub as a result of the merger.

  •
  Holders of Cholestech common stock will not recognize any gain or loss upon the exchange of their Cholestech common stock solely for shares of Inverness common stock pursuant to the merger (except with respect to cash received in lieu of a fractional share of Inverness common stock).

  •
  Cash received in the merger by a holder of Cholestech common stock in lieu of a fractional share of Inverness common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Inverness for cash. A holder of Cholestech common stock will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share. This gain or loss generally will be long-term capital gain or loss if the shares of the Cholestech common stock have been owned by the holder for more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

  •
  A holder of Cholestech common stock will have an aggregate tax basis in the Inverness common stock received in the merger (including any fractional share deemed received and redeemed as described above) equal to the holder's aggregate adjusted tax basis in its Cholestech shares surrendered pursuant to the merger. If a holder of Cholestech common stock acquired any of the holder's shares at different prices or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to shares of Inverness common stock received in the merger. Holders of Cholestech common stock that hold more than one block (that is, shares acquired at the same cost in a single transaction) of Cholestech common stock are urged to consult their tax advisors regarding the proper allocation under the Treasury Regulations of their tax basis among shares of Inverness common stock received.

  •
  The holding period of the Inverness common stock received by a holder of Cholestech common stock in connection with the merger (including any fractional share deemed received and redeemed as described above) will include the holding period of the Cholestech common stock surrendered in connection with the merger.

  •
  Significant holders of Cholestech common stock will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3T(b). Such statement must include the holder's adjusted tax basis in the holder's Cholestech common stock and other information regarding the reorganization. Holders of Cholestech common stock are urged to consult their tax advisors with respect to the applicability of this and any other tax reporting requirements to their particular circumstances.

  •
  A holder of Cholestech common stock who perfects dissenter's rights and who, as a result, receives cash in respect of the holder's Cholestech common stock generally will recognize capital gain or loss equal to the difference between the amount of cash received and the adjusted tax basis of the holder's Cholestech common stock surrendered. This gain or loss generally will be long-term capital gain or loss if the shares of the Cholestech common stock have been owned by the holder for more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. Gain or loss will be determined separately for each block of shares that are surrendered for cash in connection with the exercise of dissenter's rights. If the cash received has the effect of the distribution of a dividend with respect to a holder, part or all of the cash received may be treated as a dividend and as ordinary income to the holder.

        A holder of Cholestech common stock may be subject, under certain circumstances, to backup withholding (at a rate of 28%) of the gain recognized with respect to any cash received in lieu of fractional shares or cash received upon the exercise of dissenter's rights, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

        THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. CHOLESTECH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND ANY PROPOSED TAX LAW CHANGES.

Regulatory Matters

        The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Inverness and Cholestech do not believe that the merger is subject to review by any other governmental authorities under the antitrust laws of the other jurisdictions where Inverness and Cholestech conduct business. Under the HSR Act, Inverness and Cholestech are required to make pre-merger notification filings and await the expiration of statutory waiting periods before completing the merger. Inverness and Cholestech have made the requisite pre-merger notification filings with the Antitrust Division and the FTC. The completion of the merger is conditioned upon the expiration or termination of the HSR Act waiting period. It is also a condition to the obligations of Inverness to complete the merger that there shall not be instituted or pending any action or proceeding by any governmental entity, including under the HSR Act, seeking to:

  •
  restrain, prohibit or otherwise interfere with Inverness' ownership or operation of any portion of the business of Cholestech or Inverness or to compel Inverness to dispose of or hold separate any portion of the business or assets of Cholestech or Inverness;

  •
  impose or confirm limitations on Inverness' ability effectively to exercise full rights of ownership of shares of common stock of Cholestech or the Surviving Corporation; or

  •
  require Inverness to divest itself of any such shares.

        Inverness and Cholestech submitted the filings required by the HSR Act on June 22, 2007 and the applicable waiting periods expired on July 23, 2007.

        In addition, even after completion of the merger, the Antitrust Division, the FTC or any other United States or foreign governmental authority could challenge or seek to block the merger under the antitrust laws as it deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger before or after it is completed. Inverness and Cholestech cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Inverness and Cholestech will prevail.

Accounting Treatment

        In accordance with accounting principles generally accepted in the United States, Inverness will account for the merger using the purchase method of accounting for business combinations. Inverness will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Listing of Inverness Common Stock

        Application will be made to have the shares of Inverness common stock issued in the merger approved for listing on the American Stock Exchange, where Inverness common stock currently is traded under the symbol "IMA." It is a condition to the obligation of Cholestech to complete the merger that the shares of Inverness common stock to be issued in the merger be approved for listing on the American Stock Exchange, subject to official notice of issuance.

Delisting and Deregistration of Cholestech Common Stock after the Merger

        If the merger is completed, Cholestech common stock will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act, and Cholestech will no longer file periodic reports with the SEC.

Dissenters' Rights

        If the principal terms of the merger are approved by the required vote of Cholestech stockholders and the merger agreement is not abandoned or terminated, Cholestech stockholders who voted against the merger may, by complying with Sections 1300 through 1312 of the California General Corporation Law, be entitled to dissenters' rights as described therein. Inverness stockholders are not entitled to dissenters' rights in connection with the issuance of Inverness common stock in the merger.

        To exercise dissenters' rights, a Cholestech stockholder must comply with all of the procedures required by California law. Under California law, no dissenters' rights are available for shares listed on the Nasdaq Global Market, such as Cholestech's, unless there exists with respect to those shares any restriction on transfer imposed by Cholestech or by any law or regulation, or unless demands for payment are filed by 5% or more of the outstanding shares of that class. We have included a copy of Sections 1300 through 1312 of the California General Corporation Law as Annex D to this proxy statement/prospectus. If a Cholestech stockholder has a beneficial interest in shares of Cholestech stock that are held of record in the name of another person, such as a trustee or nominee, and such stockholder desires to perfect any dissenters' rights such beneficial stockholder may have, such beneficial stockholder must act promptly to cause the holder of record to follow the steps summarized below. DISSENTERS' RIGHTS CANNOT BE VALIDLY EXERCISED BY PERSONS OTHER THAN STOCKHOLDERS OF RECORD REGARDLESS OF THE BENEFICIAL OWNERSHIP OF THE SHARES.

        The following discussion is not a complete statement of the California General Corporation Law relating to dissenters' rights and is qualified in its entirety by reference to Sections 1300 through 1312 of the California General Corporation Law. ANY CHOLESTECH STOCKHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW THIS SECTION AND ANNEX D (SECTIONS 1300 THROUGH 1312 OF THE CALIFORNIA GENERAL CORPORATION LAW) CAREFULLY, SHOULD CONSULT HIS OR HER LEGAL ADVISOR (SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS) AND SHOULD VOTE "AGAINST" APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER. IF YOU DECIDE TO EXERCISE YOUR DISSENTERS' RIGHTS AND HAVE ALREADY SUBMITTED YOUR STOCK CERTIFICATES, YOU MUST NOTIFY COMPUTERSHARE, AS THE EXCHANGE AGENT, AND YOUR STOCK CERTIFICATES WILL BE RETURNED TO YOU. IF YOU FAIL TO MAKE A PROPER ELECTION OR PERFECT THE

STATUS OF YOUR DISSENTING SHARES, YOU WILL LOSE YOUR DISSENTERS' RIGHTS WITH RESPECT TO SUCH SHARES.

        Shares of Cholestech stock must satisfy each of the following requirements to be perfected as dissenting shares under the California General Corporation Law:

  •
  The shares of Cholestech stock must have been outstanding on August 1, 2007, the record date.

  •
  The shares of Cholestech stock must have been voted "AGAINST" the merger proposal. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal. Therefore, a Cholestech stockholder who votes by proxy and who wishes to exercise dissenters' rights must vote "AGAINST" the merger proposal.

  •
  The holder of such shares of Cholestech stock must make a written demand, no later than the date of the stockholders' meeting to vote on approval of the principal terms of the merger, that Cholestech purchase the shares of Cholestech stock at fair market value (as described below).

  •
  The holder of such shares of Cholestech stock must submit stock certificates for endorsement (as described below).

        A VOTE IN FAVOR OF THE PRINCIPAL TERMS OF THE MERGER BY A CHOLESTECH STOCKHOLDER WILL RESULT IN A WAIVER OF SUCH HOLDER'S DISSENTERS' RIGHTS.

        A vote against the principal terms of the merger does not in and of itself constitute a demand for payment under the California General Corporation Law.

        Pursuant to Sections 1300 through 1312 of the California General Corporation Law, holders of dissenting shares may require Cholestech to purchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation as a consequence of the proposed merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

        Within ten days following approval of the principal terms of the merger by the Cholestech stockholders, Cholestech is required to mail to each holder of dissenting shares a notice of the approval of the principal terms of the merger, a statement of the price determined by Cholestech to represent the fair market value of dissenting shares (which will constitute an offer by Cholestech to purchase such dissenting shares at such stated price) and a brief description of the procedure to be followed if the holders of dissenting shares desire to exercise their dissenters' rights.

        By no later than the stockholders' meeting to vote on the principal terms of the merger, a dissenting stockholder must demand that Cholestech purchase such stockholder's dissenting shares in a statement setting forth the number and class of dissenting shares held of record that the dissenting stockholder demands that Cholestech purchase and a statement of what the dissenting stockholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value in such demand by the dissenting stockholder constitutes an offer by the dissenting stockholder to sell the dissenting shares at such price. Such holder must also, within 30 days after the date on which notice of the approval of the principal terms of the merger by Cholestech stockholders is mailed to the holders of dissenting shares, submit to Cholestech or its transfer agent certificates representing any dissenting shares that the dissenting stockholder demands Cholestech purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

        If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners.

        An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise dissenters' rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares subject to the demand for payment, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE DISSENTERS' RIGHTS ARE URGED TO CONSULT WITH THEIR BROKERS OR NOMINEES TO DETERMINE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR PAYMENT BY SUCH NOMINEE.

        A Cholestech stockholder who elects to exercise dissenters' rights pursuant to Chapter 13 should deliver a written demand no later than the date of the stockholders' meeting to vote on the principal terms of the merger to:

CHOLESTECH CORPORATION
3347 INVESTMENT BOULEVARD
HAYWARD, CALIFORNIA 94545
ATTENTION: JOHN GLENN

        If upon the surrender of the certificates representing the dissenting shares, Cholestech and a dissenting stockholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid to the holder of the dissenting shares within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the consummation of the merger are satisfied or waived. The holders of dissenting shares are entitled to interest thereon at the legal rate on judgments from the date of the merger agreement.

        If Cholestech and a dissenting stockholder disagree as to the fair market value of such dissenting shares or disagree as to whether such shares are dissenting shares, such holder has the right to bring an action in the California superior court located in the proper county, within six months after the date on which the notice of the approval of the principal terms of the merger by Cholestech stockholders is mailed, to resolve such dispute. In such action, the court will determine whether the shares of Cholestech stock held by such stockholder are dissenting shares, the fair market value of such shares of Cholestech stock, or both. The California General Corporation Law provides, among other things, that a dissenting stockholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Cholestech consents to such request for withdrawal.

        If the holders of less than 5% of the outstanding shares of Cholestech stock have filed a demand for payment under Chapter 13 of the California General Corporation Law, Cholestech stockholders will not have the right to have Cholestech purchase their shares at the fair market value determined under Chapter 13 of the California General Corporation Law unless their shares are subject to a restriction on transfer imposed by Cholestech or by any law or regulation.

        If a Cholestech stockholder fails to perfect his, her or its dissenting rights or effectively withdraws or loses such rights, such holder's shares of Cholestech stock will thereupon be deemed to have been canceled and converted as set forth in the merger agreement at the effective time of the merger.

        FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF DISSENTERS' RIGHTS, IN WHICH EVENT YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW, IF YOU ARE A CHOLESTECH STOCKHOLDER AND ARE CONSIDERING EXERCISING YOUR DISSENTERS' RIGHTS UNDER THE CALIFORNIA GENERAL CORPORATION LAW, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

        Subject to the provisions of Chapter 13 of the California General Corporation Law, Cholestech stockholders who have exercised their dissenters' rights will not have the right at law or in equity to attack the validity of the merger or to have the merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the merger had been legally voted in favor of the merger. In addition, if a Cholestech stockholder initiates any action to attack the validity of the merger or to have it set aside or rescinded, the stockholder thereafter shall have no right to demand payment for his or her shares as a holder of dissenting shares.

        Except as expressly limited in Chapter 13 of the California General Corporation Law, holders of dissenting shares continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

Restrictions on Sales of Shares of Inverness Common Stock Received in the Merger

        The shares of Inverness common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares of Inverness common stock issued to any person who is deemed to be an "affiliate" of Cholestech or Inverness before the merger. Persons who may be deemed to be "affiliates" of Cholestech or Inverness before the merger include individuals or entities that control, are controlled by, or are under common control with Cholestech or Inverness before the merger, and may include officers and directors, as well as principal stockholders, of Cholestech or Inverness before the merger.

        Persons who may be deemed to be affiliates of Cholestech or Inverness before the merger may not sell any of the shares of Inverness common stock received by them in connection with the merger except pursuant to:

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  an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

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  in accordance with Rule 145 under the Securities Act of 1933; or

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  an opinion of counsel or under a "no action" letter from the SEC, that such sale will not violate or is otherwise exempt from registration under the Securities Act of 1933.

THE MERGER AGREEMENT

        The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The Merger

        The merger agreement provides for the merger of Iris Merger Sub, Inc., a newly formed, wholly owned subsidiary of Inverness, with and into Cholestech. Cholestech will survive the merger as a wholly owned subsidiary of Inverness.

Completion and Effectiveness of the Merger

        Inverness and Cholestech will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled "The Merger Agreement—Conditions to Obligations to Complete the Merger" beginning on page 105 of this proxy statement/prospectus, are satisfied or waived, including approval of the principal terms of the merger by the stockholders of Cholestech. The merger will become effective upon the filing of an agreement of merger with the Secretary of State of the State of California. At the effective time of the merger:

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  the articles of incorporation of Iris Merger Sub will be the articles of incorporation of Cholestech, except that the name of the surviving corporation will be Cholestech Corporation;

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  the bylaws of Iris Merger Sub will be the bylaws of Cholestech; and

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  the officers and directors of Iris Merger Sub will be the officers and directors of Cholestech until their respective successors are duly elected or appointed and qualified.

Conversion of Securities

        Following the completion of the merger, each share of Cholestech common stock issued and outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 0.43642 shares of Inverness common stock, upon surrender of the certificate representing such share of Cholestech common stock in the manner provided in the merger agreement. At the same time, Inverness will assume outstanding options to purchase Cholestech common stock. For more information regarding outstanding options, see "The Merger Agreement—Treatment of Cholestech Stock Options and Assumption of Cholestech Stock Option Plans; Termination of Employee Stock Purchase Plan" beginning on page 95 of this proxy statement/prospectus.

        The exchange ratio in the merger (i.e., 0.43642 shares of Inverness common stock for each share of Cholestech common stock) will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Inverness common stock or Cholestech common stock), reorganization, recapitalization or other like change with respect to Inverness common stock or Cholestech common stock, in each case occurring on or after the date of the merger agreement and prior to the effective time of the merger.

        Each share of Cholestech common stock held by Cholestech, Iris Merger Sub, Inverness or any direct or indirect wholly owned subsidiary of Cholestech or Inverness immediately prior to the merger will be canceled and extinguished without any conversion thereof.

        Based on the exchange ratio and the number of shares of Cholestech common stock outstanding as of August 1, 2007, Inverness expects to issue a total of approximately 6,821,575 shares of Inverness common stock. In addition, based on the number of Cholestech options outstanding as of August 1, 2007, Inverness expects to reserve a total of approximately 761,514 shares of Inverness common stock for issuance upon the exercise of options to purchase Cholestech common stock assumed by Inverness in connection with the merger. However, as more fully described below under "The Merger Agreement—Treatment of Cholestech Stock Options and Assumption of Cholestech Stock Option Plans; Termination of Employee Stock Purchase Plan," the exact number of shares of Inverness common stock to be reserved for issuance upon exercise of the assumed options will not be known until the completion of the merger.

        After the merger, Inverness stockholders will continue to own their existing shares of Inverness common stock. Accordingly, Inverness stockholders will hold the same number of shares of Inverness common stock that they held immediately prior to the merger. However, because Inverness will be issuing new shares of Inverness common stock to Cholestech stockholders in the merger, each outstanding share of Inverness common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Inverness common stock outstanding after the merger. It is expected that Inverness stockholders before the merger will hold approximately 87% of the total Inverness common stock outstanding upon completion of the merger.

Treatment of Cholestech Stock Options and Assumption of Cholestech Stock Option Plans; Termination of Employee Stock Purchase Plan

        When the merger is completed, Inverness will assume each outstanding option to purchase shares of Cholestech common stock and convert it into an option to purchase that number of shares of Inverness common stock equal to the number of shares of Cholestech common stock subject to the original Cholestech option multiplied by 0.43642, rounded down to the nearest whole share. The exercise price per share for each assumed Cholestech option will be equal to the exercise price per share of the original Cholestech option divided by 0.43642, rounded up to the nearest whole cent. Each assumed option will be subject to all other terms and conditions that were applicable to the original Cholestech option. As of August 1, 2007, options to purchase an aggregate of approximately 1,744,910 shares of Cholestech common stock were outstanding under Cholestech's stock option plans.

        Inverness has agreed to file, no later than two business days after the merger is completed, a registration statement on Form S-8 with the SEC to register the sale of shares of Inverness common stock issuable in connection with the assumed options, and to cause the registration statement to become and remain effective for so long as any assumed options remain outstanding.

        At the effective time of the merger, Inverness will assume Cholestech's 1997 Stock Incentive Program, 1999 Nonstatutory Stock Option Plan and 2000 Stock Incentive Program.

        In addition, Cholestech agreed to take all actions necessary to shorten the participation periods under its 2002 Employee Stock Purchase Plan and to cause the plan to terminate before the closing of the merger. After the completion of the merger, Cholestech employees who become employees of Inverness may participate in the employee stock purchase plan sponsored by Inverness.

Treatment of Cholestech Restricted Stock

        For any shares of Cholestech common stock outstanding immediately prior to the merger that are unvested or are subject to a repurchase option, risk of forfeiture or other restriction and such restriction will not lapse or terminate as a result of the merger, the shares of Inverness common stock issued upon the conversion of such shares in the merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the merger, and the certificates representing such shares of Inverness common stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions.

Fractional Shares

        Inverness will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of Cholestech common stock who would otherwise be entitled to receive a fraction of a share of Inverness common stock will receive cash in an amount equal to the fraction multiplied by the average closing price of one share of Inverness common stock for the ten most recent trading days ending on the trading day immediately prior to the effective date of the merger, as reported on the American Stock Exchange (determined after aggregating all fractional shares of Inverness common stock to be received by the holder).

Exchange Procedures

        Promptly after the effective time of the merger, Computershare, as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid to Cholestech stockholders in connection with the merger. The exchange fund will consist of shares of Inverness common stock and cash to be issued in lieu of fractional shares of Inverness common stock and, if required pursuant to the merger agreement, any dividends or other distributions on Inverness common stock with a record date occurring after the completion of the merger.

        After the completion of the merger, Computershare will promptly mail to each record holder of Cholestech common stock a letter of transmittal, instructions for surrendering the record holder's stock certificates in exchange for shares of Inverness common stock, and such notification as may be required under the California General Corporation Law to be given to holders of dissenting shares. Upon proper surrender of a Cholestech stock certificate in accordance with the exchange agent's instructions, the holder of such Cholestech stock certificate will be entitled to receive a certificate representing the number of whole shares of Inverness common stock issuable to such holder pursuant to the merger, cash in lieu of any fractional share of Inverness common stock issuable to such holder, and dividends or other distributions, if any, to which such holder is entitled under the terms of the merger agreement. The surrendered certificates representing Cholestech common stock will be canceled. After the effective time of the merger, each certificate representing shares of Cholestech common stock that has not been surrendered will represent only the right to receive shares of Inverness common stock issuable pursuant to the merger and cash in lieu of any fractional share of Inverness common stock to which the holder of any such certificate is entitled. In the event of a transfer of ownership of shares of Cholestech common stock that is not registered in the transfer records of Cholestech, a certificate representing the proper number of shares of Inverness common stock may be issued to a transferee if the certificate representing such shares of Cholestech common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. After the effective time of the merger, Cholestech will not register any transfers of Cholestech common stock on its stock transfer books.

        Any holder or former holder of Cholestech common stock may be subject to withholding under the Internal Revenue Code or under another provision of state, local or foreign tax law. To the extent such amounts are withheld, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

        Holders of Cholestech common stock should not send in their Cholestech stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of Cholestech stock certificates.

Distributions with Respect to Unexchanged Shares

        After the merger is completed, holders of Cholestech common stock will be entitled to dividends and other distributions declared or made by Inverness after completion of the merger with respect to the number of whole shares of Inverness common stock that they are entitled to receive upon exchange of their Cholestech common stock. Such holders will not be entitled to receive these dividends or distributions, however, until they surrender their Cholestech common stock certificates to the exchange agent in accordance with the applicable instructions.

Lost, Stolen and Destroyed Certificates

        If a Cholestech stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by Inverness, will also have to provide an indemnity bond prior to receiving any merger consideration.

Dissenters' Rights

        Any shares of Cholestech common stock held by a holder who, subject to Chapter 13 of the California General Corporation Law, has duly demanded that Cholestech purchase such holder's shares of Cholestech common stock and has not, as of the effective time of the merger, withdrawn or lost such rights, will not be converted into shares of Inverness common stock, but instead will be converted into the right to receive the consideration that is determined under California law for dissenting shares.

        For a full description of the rights of Cholestech stockholders to dissent from the merger, see "The Merger—Dissenters' Rights" beginning on page 90, as well as Annex D of this proxy statement/prospectus. A Cholestech stockholder's failure to comply with the procedures described in Annex D will result in the loss of dissenters' rights for such stockholder.

Representations and Warranties

        The merger agreement contains general representations and warranties made by Cholestech on the one hand, and Inverness and Iris Merger Sub on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger. The representations and warranties of each of Cholestech and Inverness have been made solely for the benefit of the other party, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules to the merger agreement, are subject to the materiality standards described in the merger agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

        Cholestech made a number of representations and warranties to Inverness in the merger agreement, including representations and warranties relating to the following matters:

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  corporate organization, qualifications to do business and corporate standing;

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  capital structure and the absence of preemptive rights;

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  corporate authorization to enter into and carry out the obligations contained in the merger agreement;

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  the vote of the stockholders required to complete the merger;

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  absence of any conflict or violation of the corporate charter and bylaws of Cholestech and its subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

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  governmental and regulatory approvals required to complete the merger;

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  SEC filings and the financial statements contained in those filings;

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  compliance with the Sarbanes-Oxley Act of 2002 and any related rules and regulations by the SEC;

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  absence of certain changes or events since December 29, 2006;

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  taxes and tax returns;

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  title to properties;

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  intellectual property;

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  compliance with applicable law by Cholestech and its subsidiaries;

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  compliance with regulatory requirements;

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  warranty matters and product liability;

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  litigation;

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  benefit plans, employees and employment practices;

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  environmental matters;

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  material contracts and the absence of breaches of material contracts;

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  entitlements to any brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by the merger agreement;

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  insurance;

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  accuracy of the information supplied for this proxy statement/prospectus;

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  board of directors approval;

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  receipt of a fairness opinion from Savvian Advisors, LLC;

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  internal accounting controls;

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  inapplicability of Cholestech's stockholder rights plan and any state takeover statutes; and

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  transactions with affiliates.

        Inverness and Iris Merger Sub made a number of representations and warranties to Cholestech in the merger agreement, including representations and warranties relating to the following subject matters:

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  corporate organization, qualifications to do business and corporate standing;

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  capital structure and the absence of preemptive rights;

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  corporate authorization to enter into and carry out the obligations contained in the merger agreement;

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  absence of any conflict or violation of the corporate charter and bylaws of Inverness and Iris Merger Sub, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

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  governmental and regulatory approvals required to complete the merger;

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  SEC filings and the financial statements contained in those filings;

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  absence of certain changes or events since March 31, 2007;

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  intellectual property;

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  compliance with applicable law by Inverness and its subsidiaries;

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  litigation;

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  accuracy of the information supplied for this proxy statement/prospectus;

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  entitlements to any brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by the merger agreement; and

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  internal accounting controls.

Cholestech's Conduct of Business Before Completion of the Merger

        Under the merger agreement, Cholestech agreed, until the completion of the merger, except under certain circumstances or as consented to in writing by Inverness (which consent will not be unreasonably withheld), to conduct its business in the usual, regular and ordinary course and to use commercially reasonable efforts to preserve intact its business organization and relationships with third parties.

        In addition, Cholestech agreed that, until the completion of the merger, it will not (and will not permit its subsidiaries to) without the prior written consent of Inverness (which consent will not be unreasonably withheld):

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  waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock, or reprice options granted to any employee, consultant or director or authorize cash payments in exchange for any options or take any such action with regard to any warrant or other right to acquire capital stock;

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  grant any severance or termination pay to any officer or employee, subject to certain limited exceptions;

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  transfer, license, amend or modify any of its intellectual property rights, other than in the ordinary course of business;

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  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or split, combine or reclassify any capital stock;

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  purchase, redeem or otherwise acquire any shares of capital stock, subject to certain limited exceptions;

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  issue, deliver, sell, authorize, pledge or otherwise encumber any capital stock or convertible securities, apart from the issuance of common stock upon exercise of stock options or to participants in Cholestech's employee stock purchase program or the granting of stock options pursuant to Cholestech's option plans (other than to directors or officers) in the ordinary course of business consistent with past practice in connection with periodic compensation reviews, ordinary course promotions or to new hires;

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  amend its articles of incorporation or bylaws;

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  make any acquisitions, including by merger or consolidation, enter into any material joint venture, strategic relationship or alliance or make any material loan or investment to any person, subject to certain limited exceptions;

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  sell, lease, license, encumber or otherwise dispose of any material properties or assets;

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  incur or guarantee indebtedness for borrowed money, subject to certain exceptions including those in the ordinary course of business;

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  make changes in employee benefits, subject to certain limited exceptions;

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  make any capital expenditures in excess of $250,000 in the aggregate;

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  make any material changes to, or waive any material rights under, certain material contracts;

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  enter into, modify, amend or cancel any material development services, licensing, distribution, purchase, sales, sales representation or other similar agreement or obligation with respect to any material intellectual property rights, subject to certain exceptions;

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  materially revalue any of its assets or, except as required by GAAP, make any change in tax or accounting methods, principles or practices;

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  discharge, settle or satisfy any disputed claim, litigation, arbitration, disputed liability or other controversy, including any liability for taxes, other than the payment in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities previously disclosed in Cholestech's December 29, 2006 balance sheet or incurred in the ordinary course of business since the date of that balance sheet, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements;

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  amend or terminate the company's stockholder rights plan or redeem any rights under the plan, subject to certain limited exceptions;

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  take any action that is intended or would reasonably be expected to prevent or materially impede the consummation of the merger, including with respect to the stockholder rights plan or any other "poison pill" or similar plan, agreement or arrangement, any other anti-takeover measure, or any state takeover statute;

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  take any action that is intended or would reasonably be expected to result in any of the conditions to obligations to complete the merger not being satisfied; or

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  agree in writing or otherwise to take any of the foregoing actions.

Obligation of Cholestech's Board of Directors with Respect to Its Recommendation and Holding of a Stockholders' Meeting

        Under the terms of the merger agreement, Cholestech agreed to take all action necessary to convene a meeting of its stockholders as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the registration statement that includes this proxy statement/prospectus, for the purpose of voting on approval of the principal terms of the merger. Subject to its rights discussed in the section entitled "Termination" starting on page 107, Cholestech's obligation to call, give notice of, convene and hold the stockholders' meeting is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any acquisition proposal or superior offer (each as described below beginning on page 102), or by any withdrawal, amendment or modification of the recommendation of Cholestech's board of directors with respect to the merger.

        Subject to its rights discussed in the next section, "No Solicitation of Other Offers," the Cholestech board of directors agreed to recommend the approval of the principal terms of the merger to its stockholders and that neither the board of directors nor any committee thereof will withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Inverness, the recommendation of the board of directors that Cholestech's stockholders vote in favor of the approval of the principal terms of the merger.

No Solicitation of Other Offers

        Under the terms of the merger agreement, subject to certain exceptions described below, Cholestech agreed that it and its subsidiaries will not, nor will they authorize or permit any of their officers, directors, affiliates, employees or any representatives retained by any of them (including any investment banker, attorney or other advisor), to, directly or indirectly:

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  solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal;

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  participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information regarding, or take any other action intended or known to assist any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal;

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  engage in discussions with any person regarding any acquisition proposal;

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  approve, endorse or recommend any acquisition proposal; or

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  enter into any letter of intent, or other similar contract, agreement or commitment relating to any acquisition proposal.

        Cholestech and its subsidiaries also agreed to immediately cease, and to cause their officers, directors, affiliates, employees, investment bankers, attorneys and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with third parties regarding any acquisition proposal.

        Notwithstanding the foregoing, at any time prior to obtaining the approval of the principal terms of the merger by the Cholestech stockholders, Cholestech may, in response to an unsolicited written bona fide acquisition proposal by a third party that the board of directors of Cholestech reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) constitutes, or is likely to lead to, a "superior offer," (a) furnish nonpublic information to a person making such acquisition proposal and (b) enter into discussions with such person regarding such acquisition proposal, if all of the following conditions are met:

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  Neither Cholestech nor any representative of Cholestech and its subsidiaries violated the provisions in the merger agreement prohibiting solicitation of competing proposals;

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  Cholestech's board of directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Cholestech board of directors to comply with its fiduciary obligations to the Cholestech stockholders under applicable law;

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  Before furnishing nonpublic information to, or entering into discussions with, the person making such acquisition proposal, Cholestech gives Inverness written notice of the identity of the person or group making such acquisition proposal and the material terms and conditions of such acquisition proposal and Cholestech must have received from the person or group a signed confidentiality agreement containing terms at least as restrictive as the confidentiality agreement between Cholestech and Inverness;

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  Cholestech has given Inverness at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions; and

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  Cholestech provides (to the extent not previously provided) to Inverness a copy of any nonpublic information provided to the person making the acquisition proposal.

        Additionally, Cholestech is obligated to advise Inverness promptly, and in any event within 24 hours of its receipt, orally and in writing of any acquisition proposal or any request for nonpublic information or other inquiry that Cholestech reasonably believes could lead to an acquisition proposal, the material terms and conditions of any such acquisition proposal, request or inquiry and the identity of the person making any such acquisition proposal, request or inquiry. Cholestech must keep Inverness reasonably informed in all material respects of the status and details (including any change to the terms thereof) of any acquisition proposal and provide Inverness with copies of all other written materials sent or provided to Cholestech by the person making the acquisition proposal or by Cholestech to that person.

        An "acquisition proposal" means any inquiry, offer or proposal relating to:

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  the acquisition or purchase of more than a 15% beneficial ownership interest in the total outstanding voting securities of Cholestech or any of its subsidiaries;

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  any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Cholestech or any of its subsidiaries;

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  any merger, consolidation, business combination or similar transaction involving Cholestech or any of its subsidiaries where the stockholders of Cholestech immediately preceding such transaction or, in the case of a subsidiary, Cholestech would hold less than 85% of the equity interests in the surviving or resulting entity after such transaction;

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  any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of any assets of Cholestech or any of its subsidiaries that generate or constitute 10% or more of the net revenue, net income or assets of Cholestech and its subsidiaries, taken as a whole; or

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  any liquidation, dissolution, recapitalization or other reorganization of Cholestech or any of its subsidiaries.

        A "superior offer" means an unsolicited, bona fide, binding written offer made by a third party to consummate a merger or consolidation where the stockholders of Cholestech immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity after such transaction or the acquisition by any person or group of ownership of 50% or more of the then outstanding shares of capital stock of Cholestech, on terms that the Cholestech board of directors reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) to be more favorable to Cholestech stockholders than the terms of the merger. Any such offer shall not be deemed to be a superior offer unless any financing required to consummate the transaction is committed, or the board of directors of Cholestech reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) that such financing is likely to be obtained on a timely basis, or if there is a "due diligence" condition to the third party's obligation to consummate the transaction that is the subject of the superior offer.

        Notwithstanding the foregoing restrictions, the board of directors of Cholestech may withhold, withdraw, amend or modify its recommendation that the Cholestech stockholders vote in favor of the approval of the principal terms of the merger, which we refer to as a "change of recommendation," if all of the following conditions are met:

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  a superior offer is made to Cholestech and not withdrawn;

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  Cholestech has provided written notice to Inverness that it has received such superior offer, specifying all of the terms and conditions of the superior offer and identifying the person or entity making the superior offer;

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  Inverness has not, within 5 business days of receipt of the notice, made an offer that Cholestech's board of directors reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) to be at least as favorable as the superior offer;

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  Cholestech's board of directors reasonably determines in good faith, after consultation with its outside counsel, that, in light of such superior offer, the change of recommendation is required in order for the board of directors of Cholestech to comply with its fiduciary obligations to Cholestech's stockholders under applicable law; and

  •
  Cholestech has not violated any provisions in the merger agreement relating to the solicitation of competing proposals or the obtaining of the approval of Cholestech's stockholders.

        Unless the merger agreement is terminated, no acquisition proposal or change of recommendation will limit Cholestech's obligation to convene the stockholders' meeting in connection with the merger that is the subject of this proxy statement/prospectus.

Commercially Reasonable Efforts

        Each of Inverness and Cholestech agreed to use commercially reasonable efforts to take all actions and to assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement as promptly as practicable, including:

  •
  causing the conditions to the completion of the merger to be satisfied;

  •
  obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, making all necessary registrations, declarations and filings, and taking all steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

  •
  obtaining all necessary consents from third parties;

  •
  defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger; and

  •
  executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

        Nonetheless, neither Inverness nor any of its affiliates is under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate of any assets or categories of assets of Inverness or any of its affiliates or Cholestech or any of its subsidiaries or the holding separate of the shares of Cholestech common stock or imposing or seeking to impose any limitation on the ability of Inverness or any of its subsidiaries or affiliates to conduct their business or own the assets or to acquire, hold or exercise full rights of ownership of the shares of Cholestech common stock.

        In addition, each of Inverness and Cholestech agreed to give prompt notice to the other of any notice or other communication from any person alleging that the consent of such person is or may be required, any notice or other communication from any governmental entity in connection with the merger, or any litigation relating to, involving or otherwise affecting Cholestech or Inverness or their subsidiaries that relates to the merger.

Director and Officer Indemnification and Insurance

        Under the terms of the merger agreement, Inverness agreed to honor all obligations of Cholestech contained in the articles of incorporation or bylaws of Cholestech or any of its subsidiaries or in any indemnification agreement in effect on the date of the merger agreement between Cholestech or its subsidiaries and any of its current or former directors or officers. Also, for six years after completion of the merger, the articles of incorporation and bylaws of the surviving entity after the merger will contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the articles of incorporation or bylaws of Cholestech in effect on the date of the merger agreement, and these provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the indemnified parties, except as required by law.

        For six years after completion of the merger, Inverness has also agreed to maintain Cholestech's existing policy of directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the effective time of the merger on terms comparable to those in effect on the date of the merger agreement. However, Inverness will not be required to pay annual premiums in excess of 250% of Cholestech's current annual premium. If the annual premiums for such insurance coverage exceed that amount, Inverness must obtain a policy with the greatest coverage available for a cost not exceeding 250% of Cholestech's current annual premium. To the extent that a six-year "tail" policy to extend Cholestech's existing policy is available prior to the completion of the merger, Cholestech may purchase such "tail" policy and such "tail" policy will satisfy Inverness' obligation to maintain directors' and officers' liability insurance.

Employee Benefits; 401(k) Plan

        Inverness has agreed that, following completion of the merger, it will either (a) permit employees of Cholestech and each of its subsidiaries who become employees of Inverness to participate in the employee benefit plans, programs or policies of Inverness on terms no less favorable than those provided to similarly situated employees of Inverness, (b) continue Cholestech's employee benefit plans, programs or policies, other than the 401(k) plans, that are comparable to Inverness' benefit plans, programs or policies, or (c) a combination of (a) and (b). Any employee of Cholestech who becomes a participant in any employee benefit plan of Inverness will be given credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual) under such plan for years of service with Cholestech (or any of its subsidiaries). Inverness has also agreed to use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any of Inverness' group health plans in which such employees and their eligible dependents will participate to be waived and to provide for credit for any co-payments and deductibles prior to the completion of the merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after completion of the merger.

        Unless Inverness provides written notice to Cholestech to do otherwise, Cholestech has agreed to terminate any 401(k) plans prior to the completion of the merger. Cholestech also agreed to take all actions necessary to shorten the participation periods under its 2002 Employee Stock Purchase Plan and to cause such plan to terminate prior to the closing of the merger. After the completion of the merger, Cholestech employees who become employees of Inverness may participate in the employee stock purchase plan sponsored by Inverness.

Conditions to Obligations to Complete the Merger

        The respective obligations of Inverness and Iris Merger Sub, on the one hand, and Cholestech, on the other, to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

  •
  the principal terms of the merger must be approved by the holders of a majority of the outstanding shares of Cholestech common stock;

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  the registration statement of which this proxy statement/prospectus is a part must be declared effective by the SEC, no stop order suspending the effectiveness of such registration statement is in effect, and no proceeding initiated for that purpose is pending or threatened in writing;

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  no governmental entity has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order, including under the HSR Act, which is in effect and which has the effect of making the merger illegal or otherwise prohibiting the completion of the merger, and all waiting periods applicable to the merger under the HSR Act have terminated or expired;

  •
  the representations and warranties of the other party must have been true and correct as of the date of the merger agreement and must be true and correct (without giving any effect to any qualification or exception as to materiality or material adverse effect) as of the effective date of the merger as if made at and as of that time, except:

  •
  where any failures of such representations and warranties to be true and correct do not constitute, individually or in the aggregate, a material adverse effect on the other party, as described below; however, this exception generally does not apply to the representations and warranties of Cholestech regarding the following, which representations and warranties must be true and correct in all material respects:

  •
  outstanding capitalization, including options;

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  authorization to enter into and carry out the obligations contained in the merger agreement;

  •
  board of directors approval;

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  receipt of a fairness opinion from Savvian Advisors, LLC; and

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  the inapplicability of Cholestech's stockholder rights plan or any state takeover statutes;

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  to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct only as of that date;

  •
  the other party must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with before completion of the merger;

  •
  no material adverse effect, as described below, with respect to the other party will have occurred since June 4, 2007 and be continuing;

  •
  such party must have received an officer's certificate from the other party regarding the satisfaction of certain conditions to the completion of the merger; and

  •
  such party must have received an opinion from Foley Hoag LLP and/or Wilson Sonsini Goodrich & Rosati, P.C., dated as of the effective date of the merger, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that each of Inverness and Cholestech will be a party to the reorganization within the meaning of Section 368(a).

        The obligation of Cholestech to complete the merger is also subject to the condition that the shares of Inverness common stock to be issued in the merger must be approved for listing on the American Stock Exchange, subject to official notice of issuance.

        The obligations of Inverness and Iris Merger Sub to complete the merger are also subject to the condition that there shall not be instituted or pending any action or proceeding by any governmental entity, including under the HSR Act, (a) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Inverness or any of its subsidiaries of all or any portion of the business of Cholestech or any of its subsidiaries or of Inverness or any of its subsidiaries or to compel Inverness or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of Cholestech or any of its subsidiaries or of Inverness or any of its subsidiaries; (b) seeking to impose or confirm limitations on the ability of Inverness or any of its subsidiaries effectively to exercise full rights of ownership of the shares of Cholestech common stock; or (c) seeking to require divestiture by Inverness or any of its subsidiaries of any such shares.

Definition of Material Adverse Effect

        Under the terms of the merger agreement, a material adverse effect on either Inverness or Cholestech means any change, event, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets, capitalization, financial condition, operations or results of operations of such party taken as a whole with its subsidiaries except to the extent that such change, event, circumstance or effect proximately results from:

  •
  changes in general economic or political conditions or changes generally affecting the industry in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner);

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  changes, effects or events resulting from the announcement or pendency of the merger or from the taking of any action required by the merger agreement;

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  any change in the price at which the shares of a party are traded, in and of itself;

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  failure of a party to meet any particular revenue or earnings forecast or estimate for any period since the signing of the merger agreement, in and of itself;

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  in the case of Cholestech only, any act or failure to act by Inverness, including the effects of any agreement to which Inverness is a party or by which it is bound;

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  any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (provided that such changes do not affect such entity in a disproportionate manner);

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  in the case of Cholestech only, any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure, in each case relating to the merger agreement;

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  compliance by a party with the express terms of the merger agreement or the failure by such entity or any of its subsidiaries to take any action that is prohibited by the merger agreement; or

  •
  any changes in legal requirements or GAAP (or any generally accepted interpretations of GAAP) applicable to such entity.

Termination

        The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the requisite approvals of the stockholders of Inverness and Cholestech:

  •
  by mutual written consent duly authorized by the Inverness and Cholestech boards of directors;

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  by either Inverness or Cholestech:

  •
  if the merger is not consummated by December 3, 2007 for any reason, but neither Inverness nor Cholestech may terminate the merger agreement on this basis if that party has breached its obligations under the merger agreement and such breach has been a principal cause of, or resulted in, the failure of the merger to be consummated on or before that date;

  •
  if a governmental entity in the United States or any foreign jurisdiction has issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action is final and nonappealable;

  •
  if the Cholestech stockholders do not approve the principal terms of the merger at a stockholders' meeting duly convened therefor or at any adjournment thereof, but Cholestech may not terminate the merger agreement on this basis where the failure to obtain stockholder approval was caused by the action or failure to act of Cholestech, and such action or failure to act constitutes a material breach of the merger agreement, or by a breach by any director or executive officer of Cholestech of his or her voting agreement;

  •
  by Inverness (at any time prior to approval of the principal terms of the merger by the Cholestech stockholders) if any of the following events, which we call "Triggering Events," occurs:

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  Cholestech's board of directors or any committee thereof withholds or withdraws or modifies in a manner adverse to Inverness its recommendation in favor of the approval of the principal terms of the merger;

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  Cholestech failed to include in this proxy statement/prospectus the recommendation of Cholestech's board of directors in favor of the approval of the principal terms of the merger;

  •
  at any time following the public announcement of an acquisition proposal, Cholestech's board of directors fails publicly to reaffirm its recommendation of the approval of the principal terms of the merger within 10 business days after Inverness requests in writing that such recommendation be reaffirmed;

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  Cholestech's board of directors or any committee thereof approved or publicly recommended any acquisition proposal;

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  Cholestech entered into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal;

  •
  Cholestech breached any of the provisions in the merger agreement relating to the solicitation of competing offers or the obtaining of the approval of Cholestech's stockholders (other than in an immaterial manner); or

  •
  a tender or exchange offer relating to securities of Cholestech is commenced by a person unaffiliated with Inverness, and Cholestech did not send to its security holders, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Cholestech recommends rejection of such tender or exchange offer;

  •
  by Cholestech (at any time prior to approval of the principal terms of the merger by the Cholestech stockholders), upon a change of recommendation in connection with a superior offer, but only if contemporaneously with the termination of the merger agreement, Cholestech pays Inverness the termination fee discussed below and Cholestech enters into a definitive agreement to effect such superior offer;

  •
  by Cholestech, upon a breach of any covenant or agreement on the part of Inverness set forth in the merger agreement, or if there is any continuing inaccuracy in the representations and warranties of Inverness set forth in the merger agreement, in either case, such that the conditions to Cholestech's obligation to effect the merger would fail to be satisfied at the time of such termination and such inaccuracy or breach is not cured by Inverness within 30 days after delivery of written notice to Inverness; or

  •
  by Inverness, upon a breach of any covenant or agreement on the part of Cholestech set forth in the merger agreement, or if there is any continuing inaccuracy in the representations and warranties of Cholestech set forth in the merger agreement, in either case, such that the conditions to Inverness' obligation to effect the merger would fail to be satisfied at the time of such termination and such inaccuracy or breach is not cured by Cholestech within 30 days after delivery of written notice to Cholestech.

Termination Fee

        Under the terms of the merger agreement, Cholestech must pay Inverness a termination fee of $9 million in the event that:

  •
  a Triggering Event has occurred and the merger agreement is later properly terminated by either party because the merger is not consummated by December 3, 2007 or because the Cholestech stockholders do not approve the principal terms of the merger;

  •
  the following three events have occurred:

  •
  no Triggering Event has occurred and the merger agreement is properly terminated by either party because the merger is not consummated by December 3, 2007 or because the Cholestech stockholders do not approve the principal terms of the merger;

  •
  prior to the termination of the merger agreement, a person has publicly announced an acquisition proposal; and

  •
  within 12 months after termination of the merger agreement, Cholestech enters into a binding agreement to consummate, or consummates, a "company acquisition," as defined below;

  •
  the merger agreement is terminated by Inverness because any Triggering Event has occurred; or

  •
  the merger agreement is terminated by Cholestech upon a change of recommendation in connection with a superior offer.

        A "company acquisition" means:

  •
  a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cholestech or any of its subsidiaries where the stockholders of Cholestech immediately preceding such transaction hold or, in the case of a subsidiary, Cholestech holds, less than 50% of the aggregate equity interests in the surviving, resulting or parent entity of such transaction;

  •
  a sale or other disposition by Cholestech or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of Cholestech's consolidated business immediately prior to such sale; or

  •
  the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Cholestech or any of its subsidiaries), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Cholestech or any of its subsidiaries.

Miscellaneous

Amendment and Waiver

        The merger agreement may be amended at any time by a writing signed on behalf of Inverness and Cholestech.

        At any time prior to the effective date of the merger, to the extent legally allowed, any party may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any of the agreements or conditions of the parties, provided that such extension or waiver is set forth in a writing signed on behalf of such party.

Expenses Generally

        All fees and expenses incurred in connection with the merger will be paid by the party incurring the fees or expenses, whether or not the merger is completed, but Inverness and Cholestech will share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing with the SEC of this proxy statement/prospectus and the registration statement and the applicable filing fees associated with any antitrust filings.

THE VOTING AGREEMENTS

        Concurrently with the execution and delivery of the merger agreement, on June 4, 2007, Inverness entered into voting agreements with each director and certain executive officers of Cholestech. Approximately 141,445 shares, or 0.9% of the Cholestech common stock outstanding as of the record date, which are referred to in this description as the covered shares, are subject to such voting agreements.

        The following is a summary description of the voting agreement, which is attached as Annex B to this proxy statement/prospectus and is hereby incorporated by reference into this proxy statement/prospectus.

Agreement to Vote and Irrevocable Proxy

        Each of Cholestech's directors and certain executive officers granted to Inverness an irrevocable proxy and irrevocably appointed the members of the board of directors of Inverness as his or her agents, attorneys-in-fact and proxies, with full power of substitution and resubstitution, to vote the covered shares at every annual, special or adjourned meeting of Cholestech stockholders, and in every written consent in lieu of any such meeting, or otherwise, as follows:

  •
  in favor of the approval of the principal terms of the merger; and

  •
  against any acquisition proposal or superior offer (each as defined in the merger agreement).

        Each director and certain executive officers further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision under the voting agreement.

        Notwithstanding the foregoing, each director and certain executive officers remain free to vote the covered shares with respect to any matter not covered by the foregoing in any manner he or she deems appropriate. Further, each voting agreement provides that it should not be construed to limit or restrict a director from acting in his or her capacity as a member of the board of directors of Cholestech.

Transfer Restrictions

        In addition, each director and certain executive officers agreed to restrictions on the transfer of the covered shares. For the period beginning on June 4, 2007 and continuing until the earlier of the effective time of the merger or the termination of the voting agreement in accordance with its terms, each director and certain executive officers may not transfer, or enter into any agreement with respect to a transfer of, any of the covered shares or any interest therein. In addition, each director and certain executive officers agreed not to do the following:

  •
  permit any covered shares to become subject to any pledge or encumbrance;

  •
  grant any proxy or power of attorney; or

  •
  enter into any voting agreement, voting trust or other voting arrangement with respect to any of the covered shares.

        Notwithstanding the foregoing, each director and certain executive officers may transfer any covered shares as a bona fide gift or gifts, so long as the other party to such transfer or other arrangement executes a copy of the voting agreement with Inverness and an irrevocable proxy, in each case with respect to any and all covered shares transferred.

Termination

        The voting agreement terminates upon the earlier of the effective time of the merger or the termination of the merger agreement pursuant to its terms.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Overview

        The following tables show selected unaudited pro forma condensed combined financial data as if Inverness and Cholestech had been a combined company for the year ended December 31, 2006 and the three months ended March 31, 2007 and as of March 31, 2007. The following tables also show selected unaudited pro forma condensed combined financial data for the other transactions described in more detail below.

        The unaudited pro forma condensed combined financial statements reflect Inverness' acquisition of Biosite. On June 29, 2007, Inverness completed its acquisition of Biosite for a preliminary aggregate purchase price of $1.79 billion, including $1.76 billion of cash share acquisition costs and related transaction expenses and $25.9 million of fair value associated with the outstanding fully vested Biosite employee stock options which were converted to options to acquire Inverness common stock as part of the transaction.

        The unaudited pro forma condensed combined financial statements also reflect Inverness' previous acquisitions of Instant Technologies, Inc., referred to as Instant, and of the Innovacon business, including the ABON facility, referred to as Innovacon or the Innovacon business. The unaudited pro forma condensed combined financial statements also reflect Inverness' previous transfer of its consumer diagnostic products assets to a 50/50 joint venture with The Procter & Gamble Company, referred to as P&G, the elimination of the historical results of operations of Inverness' consumer diagnostic products business, and the impact of Inverness' new manufacturing agreement with the joint venture on its historical results of operations.

        All acquisitions are reflected using the purchase method of accounting and the estimates, assumptions and adjustments described below and in the notes to the unaudited pro forma condensed combined financial statements. Actual operating results of the previous acquisitions are included in Inverness' historical financial results only from the respective dates of the several acquisitions.

        The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements and the notes thereto of Inverness. For purposes of preparing the unaudited pro forma condensed combined financial statements, the historical financial information for both Inverness and Cholestech is based on the year ended December 31, 2006 and the three months ended March 31, 2007. These periods differ from the fiscal periods that Cholestech uses for financial reporting purposes, and accordingly the following historical financial information for Cholestech does not match Cholestech's historical financial statements filed with the SEC and is unaudited.

        The historical Cholestech and Biosite financial information included in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 are the pre-acquisition results of Cholestech and Biosite. The accompanying unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements and the notes thereto of Biosite and reflect the related financing activities noted below. The historical Instant financial information included in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 includes results of operations for the pre-acquisition period ended March 12, 2007, which represent the historical pre-acquisition results of Instant. The historical Innovacon financial information included in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 includes results of operations for the pre-acquisition period ended March 31, 2006, which represent the historical pre-acquisition results of Innovacon.

        The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 assume that the pending acquisition of

Cholestech, the acquisitions of Biosite, Instant and Innovacon and the consummation of the 50/50 joint venture with P&G occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet assumes that the pending acquisition of Cholestech, the acquisition of Biosite and the related financing transactions, and the consummation of the 50/50 joint venture with P&G occurred on March 31, 2007. The historical Inverness balance sheet as of March 31, 2007 reflects Instant and Innovacon.

        The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the merger or the other transactions described above been consummated as of January 1, 2006 or March 31, 2007. The pro forma adjustments are based upon available information and certain estimates and assumptions as described in the notes to the unaudited pro forma condensed combined financial statements that management of Inverness believes are reasonable in the circumstances.

        The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements and notes thereto of Inverness included in its Annual Report on Form 10-K for the year ended December 31, 2006, as amended, its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and in previously filed Forms 8-K, as well as the historical financial statements and notes thereto of Cholestech included in its Annual Report on Form 10-K for the year ended March 31, 2007. See "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

        The following is a more complete explanation of the transactions reflected in the unaudited pro forma condensed combined financial statements.

Acquisition of Biosite

        On June 29, 2007, Inverness completed its acquisition of Biosite for a preliminary aggregate purchase price of $1.79 billion, including $1.76 billion of cash share acquisition costs and related transaction expenses and $25.9 million of fair value associated with the outstanding fully vested Biosite employee stock options which were converted to options to acquire Inverness common stock as part of the transaction.

        To finance the acquisition, Inverness entered into a secured First Lien Credit Agreement with certain lenders, General Electric Capital Corporation as administrative agent and collateral agent, and certain other agents and arrangers, a secured Second Lien Credit Agreement with certain lenders, General Electric Capital Corporation as administrative agent and collateral agent, and certain other agents and arrangers, and certain related guaranty and security agreements. The First Lien Credit Agreement provides for term loans in the aggregate amount of $900.0 million and, subject to Inverness' continued compliance with the First Lien Credit Agreement, a $150.0 million revolving line of credit. The Second Lien Credit Agreement provides for term loans in the aggregate amount of $250.0 million. To finance the acquisition, Inverness drew the full amount of the term loans under the two Credit Agreements and approximately $73.1 million under the revolver.

        A portion of the acquisition was also financed from the proceeds of Inverness' May 2007 sale of $150 million principal amount of convertible senior subordinated notes in a private placement to qualified institutional buyers. The convertible senior subordinated notes pay interest semi-annually at a rate of 3.00% per annum and are convertible into Inverness common stock at a conversion price of approximately $52.30 per share, representing a 30% conversion premium based on the closing price of $40.23 per share on May 9, 2007. At the initial conversion price, the convertible senior subordinated notes are convertible into an aggregate of 2,868,120 shares of Inverness common stock. The conversion price is subject to adjustment one year from the date of sale if the 30 day volume-weighted average trading price of Inverness common stock as of such date is lower than $40.23, subject to a floor of

$40.23, or from time to time in the event of stock splits, stock dividends, recapitalizations and other similar events.

        Simultaneously with Inverness' entry into the Credit Agreements, Inverness terminated its existing third amended and restated credit agreement dated June 30, 2005, referred to as the Existing Credit Agreement. Inverness had no outstanding loans under the Existing Credit Agreement at the time it was terminated, but had unamortized deferred financing costs totalling $2.3 million which were written off as part of the termination.

        In addition, on June 26, 2007, Inverness also fully repaid its 8.75% senior subordinated notes. The total amount repaid, including principal of $150.0 million and a prepayment premium of $9.3 million, was $159.3 million. Accrued interest of $4.8 million was also paid as part of the final settlement of these senior subordinated notes and unamortized deferred financing costs of $3.5 million were written off as a result of the repayment.

Joint Venture with P&G

        On May 17, 2007, Inverness completed its previously announced transaction to form a 50/50 joint venture with P&G for the development, manufacturing, marketing and sale of existing and to-be-developed consumer diagnostic products, outside the cardiology, diabetes and oral care fields. At the closing, Inverness and P&G entered into material definitive agreements, pursuant to which Inverness transferred its consumer diagnostic net assets, other than its manufacturing and core intellectual property assets, to the joint venture, and P&G acquired its interest in the joint venture for a cash payment to Inverness of approximately $325.0 million.

        As part of the consummation of the joint venture, Inverness entered into a stockholder agreement with P&G, setting forth each party's rights and obligations with respect to the joint venture. Inverness also entered into an option agreement with P&G, pursuant to which P&G has the right, after four years, to require Inverness to acquire all of P&G's interest in the joint venture at fair market value, and P&G has the right, upon certain material breaches by Inverness of its obligations to the joint venture, to acquire all of Inverness' interest in the joint venture at fair market value. Furthermore, Inverness also entered into a manufacturing agreement with P&G, whereby Inverness will manufacture consumer diagnostic products and sell these products to the joint venture entity.

        Upon completion of the transaction to form the joint venture, Inverness ceased to consolidate the operating results of its consumer diagnostic products business and began to account for its 50% interest in the results of the joint venture under the equity method of accounting. In its capacity as the manufacturer of products for the joint venture, Inverness supplies products to the joint venture and records revenue on those sales. No gain on the proceeds that Inverness received from P&G through the formation of the joint venture will be recognized in Inverness' financial statements until P&G's option to require Inverness to purchase its interest in the joint venture expires. As a result, all income tax effects as a result of this transaction have also been deferred.

Acquisition of Instant

        On March 12, 2007, Inverness acquired 75% of the issued and outstanding capital stock of Instant Technologies, Inc., a privately-owned Virginia corporation located in Norfolk, Virginia, for a preliminary aggregate purchase price of $43.8 million, consisting of approximately $30.7 million in cash, including approximately $0.1 million of direct acquisition costs, plus 313,888 shares of Inverness common stock with a fair value of approximately $13.1 million.

Acquisition of the Innovacon Business, including the ABON Facility

        On March 31, 2006, Inverness acquired the assets of ACON Laboratories' business of researching, developing, manufacturing, marketing and selling lateral flow immunoassay and directly-related products in the United States, Canada, Europe (excluding Russia, the former Soviet Republics that are not part of the European Union and Turkey), Israel, Australia, Japan and New Zealand, referred to as the Innovacon business. The preliminary aggregate purchase price was approximately $93.9 million, which consisted of $55.1 million in cash, 711,676 shares of Inverness common stock with an aggregate fair value of $19.7 million, $9.1 million in estimated direct acquisition costs and an additional liability of $10.0 million payable to the sellers on the deferred payment date, pursuant to the purchase agreement.

        On May 15, 2006, as part of the Innovacon business, Inverness acquired a newly-constructed manufacturing facility in Hangzhou, China pursuant to the terms of its acquisition agreement with ACON Laboratories and its affiliates. In connection with the acquisition of the new facility, Inverness acquired ABON BioPharm (Hangzhou) Co., Ltd, referred to as ABON, the direct owner of the new factory and now a subsidiary of Inverness. The preliminary aggregate purchase price was approximately $20.8 million, which consisted of $8.8 million in cash and 417,446 shares of Inverness common stock with an aggregate fair value of $12.0 million. In addition, pursuant to the acquisition agreement, Inverness made an additional payment of $4.1 million in cash as a result of the amount of cash acquired, net of indebtedness assumed, which increased the preliminary aggregate purchase price to $24.9 million. Subsequently, between August and November 2006, Inverness made cash payments totaling $44.0 million and issued 742,128 shares of Inverness common stock with an aggregate fair value of $21.3 million as various milestones were achieved. This brings the aggregate purchase price for the Innovacon business, including the ABON facility, to a total of $184.1 million.

        The Innovacon business and ABON facility financial information included in the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 includes results of operations for the pre-acquisition period ended March 31, 2006, which represent the historical pre-acquisition results of these entities.

Inverness Medical Innovations, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Operations
For the twelve months ended December 31, 2006
(in thousands, except per share amounts)

		Pro forma Adjustments
		Completed Transactions														Pending Transaction
	Inverness	Innovacon Historical	Innovacon Adjustments		Instant Historical	Instant Adjustments		Disposition of CD Business		Formation of Joint Venture		Biosite Historical	Biosite Adjustments		Pro Forma Combined Company	Cholestech Historical	Cholestech Adjustments		Pro Forma Combined Company
Net product sales	$552,130	$13,447	$—		$23,595	$(12,782)	E	$(177,219)	J	$94,803	L	$303,261	$—		$797,235	$69,070	$—		$866,305
Research and license revenues	17,324	—	—		—	—		—		—		5,331	—		22,655	—	—		22,655

Net revenues	569,454	13,447	—		23,595	(12,782)		(177,219)		94,803		308,592	—		819,890	69,070	—		888,960
Cost of sales	340,231	4,786	1,634	A	12,092	(12,782)	E	(90,289)	J	90,289	L	94,228	6,000	O	453,812	23,459	1,600	T	480,886
			1,037	B									6,586	P			2,015	U

Gross profit	229,223	8,661	(2,671)		11,503	—		(86,930)		4,514		214,364	(12,586)		366,078	45,611	(3,615)		408,074
Operating expenses:
Research and development	53,666	322	—		—	—		(5,171)	J	—		53,043	—		101,860	6,276	—		108,136
Sales and marketing	94,445	2,897	770	B	5,301	1,985	F	(36,654)	J	—		69,952	30,402	O	169,098	14,597	2,444	T	186,139
General and administrative	71,243	625	(1,026)	C	1,325	—		(14,696)	J	—		30,288	45,221	P	132,980	12,876	—		145,856
Loss on dispositions	3,498	—	—		—	—		—		—		—	—		3,498	—	—		3,498

Total operating expenses	222,852	3,844	(256)		6,626	1,985		(56,521)		—		153,283	75,623		407,436	33,749	2,444		443,629

Operating income	6,371	4,817	(2,415)		4,877	(1,985)		(30,409)		4,514		61,081	(88,209)		(41,358)	11,862	(6,059)		(35,555)
Interest and other income (expense), net	(17,486)	(11)	—		(450)	(509)	G,H	—		11,653	M	4,244	(105,955)	Q,R	(108,514)	1,834	—		(106,680)

(Loss) Income before income taxes	(11,115)	4,806	(2,415)		4,427	(2,494)		(30,409)		16,167		65,325	(194,164)		(149,872)	13,696	(6,059)		(142,235)
Income tax provision	5,727	—	—		—	—		(7,880)	K	6,802	N	25,331	(25,331)	S	4,649	5,530	(5,530)	V	4,649

Net (loss) income	$(16,842)	$4,806	$(2,415)		$4,427	$(2,494)		$(22,529)		$9,365		$39,994	$(168,833)		$(154,521)	$8,166	$(529)		$(146,884)

Net loss per common share:
Basic and diluted	$(0.49)														$(4.36)				$(3.47)

Weighted average shares—basic and diluted	34,109		1,008	D		314	I			0			0		35,431		6,844	W	42,275

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Inverness Medical Innovations, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Operations
For the three months ended March 31, 2007
(in thousands, except per share amounts)

		Pro forma Adjustments
		Completed Transactions											Pending Transaction
	Inverness	Instant Historical	Instant Adjustments		Disposition of CD Business		Formation of Joint Venture		Biosite Historical	Biosite Adjustments		Pro Forma Combined Company	Cholestech Historical	Cholestech Adjustments		Pro Forma Combined Company
Net product sales	$153,749	$5,381	$(544)	E	$(49,985)	J	$24,464	L	$82,480	$—		$215,545	$18,032	$—		$233,577
Research and license revenues	5,230	—	—		—		—		1,269	—		6,499	—	—		6,499

Net revenues	158,979	5,381	(544)		(49,985)		24,464		83,749	—		222,044	18,032	—		240,076
Cost of sales	80,641	3,143	(544)	E	(23,299)	J	23,299	L	25,565	1,500	O	110,305	5,936	400	T	116,641

Gross profit	78,338	2,238	—		(26,686)		1,165		58,184	(1,500)		111,739	12,096	(400)		123,435
Operating expenses:
Research and development	12,009	—	—		(4,237)	J	—		13,568	—		21,340	1,586	—		22,926
Sales and marketing	28,331	1,014	351	F	(11,316)	J	—		19,465	6,502	O	44,347	3,898	545	T	48,790
General and administrative	22,659	254	—		(4,902)	J	—		7,087	—		25,098	3,641	—		28,739
Loss on dispositions	—	—	—		—		—		—	—		—	—	—		—

Total operating expenses	62,999	1,268	351		(20,455)		—		40,120	6,502		90,785	9,125	545		100,455

Operating income	15,339	970	(351)		(6,231)		1,165		18,064	(8,002)		20,954	2,971	(945)		22,980
Interest and other income (expense), net	(3,155)	(169)	(86)	G,H	—		2,280	M	693	(22,197)	Q	(22,634)	630	—		(22,004)

(Loss) Income before income taxes	12,184	801	(437)		(6,231)		3,445		18,757	(30,199)		(1,680)	3,601	(945)		976
Income tax provision	5,879	—	36		(1,519)	K	564	N	7,472	(7,472)	S	4,960	256	(256)	V	4,960

Net (loss) income	$6,305	$801	$(473)		$(4,712)		$2,881		$11,285	$(22,727)		$(6,640)	$3,345	$(689)		$(3,984)

Net (loss) income per common share:
Basic	$0.14											$(0.15)				$(0.08)

Diluted	$0.14											$(0.15)				$(0.08)

Weighted average shares—basic	44,446		262				—			—		44,708		6,844		51,552

Weighted average shares—diluted	46,198		262				—			812	W	47,272		7,176	W	54,448

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Inverness Medical Innovations, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2007
(in thousands)

		Pro forma Adjustments
		Completed Transactions								Pending Transaction
	Inverness Historical	Disposition of CD Business		Formation of Joint Venture		Biosite Historical	Biosite Adjustments		Pro forma Combined Company	Cholestech Historical	Cholestech Adjustments		Pro forma Combined Company
ASSETS
Current assets:
Cash and short-term investments	$180,941	$—		$325,000	Y	$98,857	$(548,083)	EE	$56,715	$49,687	$—		$106,402
Accounts receivable, net of allowances	99,876	(27,255	)X	—		33,157	—		105,778	7,114	—		112,892
Inventory	87,331	(14,374	)X	—		32,729	6,586	P	112,272	9,102	2,015	U	123,389
Deferred tax assets	5,416	—		—		3,553	—		8,969	1,835	—		10,804
Prepaid expenses and other current assets	36,656	(2,112	)X	—		10,147	—		44,691	1,773	—		46,464

Total current assets	410,220	(43,741)		325,000		178,443	(541,497)		328,425	69,511	2,015		399,951
Property, plant and equipment, net	81,330	(1,574	)X	—		157,658	—		237,414	6,882	—		244,296
Goodwill, trademarks and other intangible assets, net	750,771	(45,510	)X	—		8,873	1,571,887	O	2,286,021	414	258,024	T	2,544,459
Investment in joint venture	—	70,731	X	(12,368	)Z,BB	—	—		58,363	—	—		58,363
Deferred financing costs, net, and other assets	97,015	—		—		4,750	(38,913	)FF	90,785	13,560	—		104,345
							34,625	GG
							(6,692	)R
Deferred tax assets	1,038	—		—		10,557	—		11,595	10,334	—		21,929

Total assets	$1,340,374	$(20,094)		$312,632		$360,281	$1,019,410		$3,012,603	$100,701	$260,039		$3,373,343

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$8,876	$—		$—		$—	$—		$8,876	$—	$—		$8,876
Current portion of capital lease obligations	597	—		—		5,429	—		6,026	—	—		6,026
Accounts payable	42,898	(4,168	)X	—		13,271	—		52,001	2,880	—		54,881
Accrued expenses and other current liabilities	70,701	(15,904	)X	45,338	AA,CC	21,093	—		121,228	3,606	—		124,834

Total current liabilities	123,072	(20,072)		45,338		39,793	—		188,131	6,486	—		194,617

Long-term liabilities:
Long-term debt	150,132	—		—		—	150,000	Q	1,373,297	—	—		1,373,297
							(150,000	)Q
							900,000	Q
							73,165	Q
							250,000	Q
Capital lease obligations	259	—		—		4,052	—		4,311	—	—		4,311
Deferred tax liabilities	28,588	—		—		3,880	98,634	HH	131,102	—	14,006	HH	145,108
Deferred gain on joint venture	—			267,294	DD	—	—		267,294	—	—		267,294
Other long-term liabilities	11,644	(22	)X	—		5,542	—		17,164	—	—		17,164

Total long-term liabilities	190,623	(22)		267,294		13,474	1,321,799		1,793,168	—	14,006		1,807,174

Stockholders' equity:
Preferred stock	—	—		—		—	—		—	—	—		—
Common stock	47	—		—		161	(161	)II	47	—	68	KK	115
Additional paid-in capital	1,105,837	—		—		107,404	(107,404	)II	1,171,668	103,948	(103,948	)LL	1,511,848
							65,831	JJ			340,180	KK,MM
Accumulated deficit	(120,764)	—		—		198,897	(198,897	)II	(181,970)	(9,692)	9,692	LL	(181,970)
							(61,206	)R,P
Accumulated other comprehensive income	41,559	—		—		552	(552	)II	41,559	(41)	41	LL	41,559

Total stockholders' equity	1,026,679	—		—		307,014	(302,389)		1,031,304	94,215	246,033		1,371,552

Total liabilities and stockholders' equity	$1,340,374	$(20,094)		$312,632		$360,281	$1,019,410		$3,012,603	$100,701	$260,039		$3,373,343

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION, ACQUISITIONS AND JOINT VENTURE

        The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 include the historical results of Inverness and Cholestech, Inverness' previous acquisitions of Biosite, Instant and Innovacon, the elimination of the historical results of operations for Inverness' consumer diagnostic products business and the impact of its new manufacturing agreement with the joint venture on Inverness' historical results of operations as if these transactions had occurred on January 1, 2006. The historical results of operations for Instant have been derived from the supplemental information contained in the combined financial statements of Instant Technologies and Affiliates for the year ended December 31, 2006, as certain entities included within those combined financial statements were not acquired by Inverness.

        The accompanying unaudited pro forma condensed combined balance sheet assumes that the pending acquisition of Cholestech, the acquisition of Biosite and the related financing transactions, and the consummation of the 50/50 joint venture with P&G occurred on March 31, 2007.

Proposed Acquisition of Cholestech

        On June 4, 2007, Inverness entered into the merger agreement, pursuant to which Inverness agreed to acquire Cholestech through the merger. The completion of the merger is subject to various closing conditions, including obtaining the approval of Cholestech stockholders and receiving antitrust approvals (including under the HSR Act). The merger is intended to qualify as a reorganization for United States federal income tax purposes and is expected to close during the third quarter of 2007.

        At the effective time of the merger, by virtue of the merger and without any action on the part of the holders of any capital stock of Cholestech, each share of Cholestech common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive shares of Inverness common stock based on the exchange ratio set forth in the merger agreement. Based on Cholestech's outstanding shares as of the date of the merger agreement and the exchange ratio, approximately 6.8 million shares of Inverness common stock would have been issued to effect the merger.

        The preliminary aggregate purchase price for Cholestech, as discussed above, will be allocated based on the closing balance sheet of Cholestech as of the date of acquisition, when available. On a preliminary basis, for purposes of the accompanying unaudited pro forma condensed combined balance sheet, the purchase price was allocated based on the March 31, 2007 balance sheet of Cholestech as follows:

(in thousands)
Cash and marketable securities	$62,452
Accounts receivable	7,114
Inventory	11,117
Deferred tax assets	12,169
Other current assets	1,773
Property and equipment	6,882
Customer relationships	9,000
Core technology	16,000
Trademarks	8,000
Goodwill and other intangibles	225,438
Other assets	795
Accounts payable and accrued expenses	(6,486)
Deferred tax liability	(14,006)

$340,248

        The above values for the assets acquired and liabilities assumed are based on preliminary management estimates due to the timing of the acquisition. Inverness has estimated that approximately $33.0 million of the preliminary excess purchase price will be assigned to customer relationships, core technology and trademarks, having a useful life of ten to sixteen years. The final allocation of the excess of the purchase price over the fair value of the net assets acquired could differ materially.

Acquisition of Biosite

        On June 29, 2007, Inverness completed its acquisition of Biosite for a preliminary aggregate purchase price of $1.79 billion, including $1.76 billion of cash share acquisition costs and related transaction expenses and $25.9 million of fair value associated with the outstanding fully vested Biosite employee stock options which were converted to options to acquire Inverness common stock as part of the transaction.

        The preliminary aggregate purchase price for Biosite, as discussed above, will be allocated based on the closing balance sheet of Biosite as of the date of acquisition, when available. On a preliminary basis, for purposes of the accompanying unaudited pro forma condensed combined balance sheet, the purchase price was allocated based on the March 31, 2007 balance sheet of Biosite as follows:

(in thousands)
Cash and short term investments	$98,857
Accounts receivable	33,157
Inventory	39,315
Deferred tax assets	14,110
Other current assets	10,147
Property and equipment	157,658
Customer relationships	150,000
Core technology	60,000
Trademarks	30,000
Goodwill and other intangibles	1,340,760
Other assets	4,750
Accounts payable and accrued expenses	(34,364)
Capital lease obligations	(9,481)
Other liabilities	(5,542)
Deferred tax liability	(102,514)

$1,786,853

        The above values for the assets acquired and liabilities assumed are based on preliminary management estimates due to the timing of the acquisition. The final purchase price allocation will include an evaluation of whether certain in-process research and development projects have yet reached technical feasibility.

        The value of projects which have not yet reached technical feasibility, if any, could be material and will be expensed as in-process research and development when quantified. Inverness has estimated that approximately $240.0 million of the preliminary excess purchase price will be assigned to customer relationships, core technology and trademarks, having a useful life of ten to sixteen years. The final allocation of the excess of the purchase price over the fair value of the net assets acquired could differ materially.

Joint Venture with P&G

        On May 17, 2007, Inverness consummated a transaction with P&G to form a 50/50 joint venture for the development, manufacturing, marketing and sale of existing and to-be-developed consumer diagnostic products, outside the cardiology, diabetes and oral care fields, whereby Inverness contributed its consumer diagnostic assets, other than its manufacturing and core intellectual property assets, to the joint venture, and P&G acquired its interest in the joint venture for a cash payment to Inverness of approximately $325.0 million. Under the terms of the joint venture agreement, Inverness will continue to manufacture consumer diagnostic products and sell these products to the joint venture entity.

        Additionally, in conjunction with the joint venture, Inverness entered into a transition services agreement with the joint venture entity, pursuant to which Inverness will provide certain operational support services to the joint venture for a period of four years, subject to renewal or earlier termination under the terms of the agreement. Transitional services under such agreement will be provided for varying periods. As the final scope and periods of such arrangements are variable and not estimable, no profits from such services revenue have been assumed in the accompanying pro forma results.

        The historical financial results of the consumer business contributed to the joint venture include all direct and allocable costs associated with the business. Certain other costs not specifically attributable to the business, including corporate overhead expenses, interest income and expense, and certain other non-operating costs are not included in the historical results of the contributed consumer business.

Acquisition of Instant

        On March 12, 2007, Inverness acquired 75% of the issued and outstanding capital stock of Instant Technologies, Inc., a privately-owned Virginia corporation located in Norfolk, Virginia, for a preliminary aggregate purchase price of $43.9 million, consisting of approximately $30.7 million in cash, including approximately $0.1 million of direct acquisition costs, plus 313,888 shares of Inverness common stock with a fair value of approximately $13.1 million.

        The preliminary aggregate purchase price for Instant, as discussed above, was allocated to the assets acquired and liabilities assumed at the date of acquisition as follows:

(in thousands)
Cash	$327
Accounts receivable	3,638
Inventory	4,448
Other assets	780
Property and equipment	141
Customer relationships	10,000
Trademarks	2,500
Goodwill	36,306
Accounts payable and accrued expenses	(4,279)
Long-term debt	(4,925)
Deferred tax liability	(5,000)

$43,936

        Immediately subsequent to the acquisition, Inverness repaid the outstanding principal and accrued interest balances related to the debt it assumed in the transaction, totaling approximately $4.9 million.

        The purchase price allocation for the acquisition of Instant is preliminary and is subject to adjustment upon finalization of the purchase accounting as of the date of consummation of the acquisition. Inverness has estimated that approximately $12.5 million of the preliminary excess purchase price will be assigned to customer relationships and trademarks, both having a useful life of ten years. The final allocation of the excess of the purchase price over the fair value of the net assets acquired could differ materially.

The Innovacon Business, including the ABON Facility

        On March 31, 2006, Inverness acquired Innovacon. The preliminary aggregate purchase price was approximately $93.9 million, which consisted of $55.1 million in cash, 711,676 shares of Inverness common stock with an aggregate fair value of $19.7 million, $9.1 million in estimated direct acquisition costs and an additional deferred payable of $10.0 million, which was paid to the sellers in May 2007, pursuant to the purchase agreement.

        On May 15, 2006, as part of the Innovacon business, Inverness acquired a newly-constructed manufacturing facility in Hangzhou, China pursuant to the terms of its acquisition agreement with ACON Laboratories and its affiliates. In connection with the acquisition of the new facility, Inverness acquired ABON, the direct owner of the new factory and now a subsidiary of Inverness. The preliminary aggregate purchase price was approximately $20.8 million, which consisted of $8.8 million in cash and 417,446 shares of Inverness common stock with an aggregate fair value of $12.0 million. In addition, pursuant to the acquisition agreement, Inverness made an additional payment of $4.1 million in cash as a result of the amount of cash acquired, net of indebtedness assumed, which increased the preliminary aggregate purchase price to $24.9 million.

        Subsequently, between August and November 2006, Inverness made cash payments totalling $44.0 million and issued 742,128 shares of Inverness common stock with an aggregate fair value of $21.3 million as various milestones were achieved. This brings the aggregate purchase price for the Innovacon business, including the ABON facility, to a total of $184.1 million.

        The aggregate purchase price for the Innovacon business, including the ABON facility discussed above, was allocated to the assets acquired and liabilities assumed at the date of acquisition as follows:

(in thousands)
Cash	$8,403
Accounts receivable	11,328
Inventories	4,814
Property, plant and equipment, net	10,274
Goodwill	112,116
Trademarks	800
Customer relationships	27,700
Supply agreements	3,300
Core technology	16,200
Other assets	1,369
Accounts payable and accrued expenses	(4,081)
Long-term debt	(8,125)

$184,098

        Goodwill generated from this acquisition is not deductible for tax purposes. Inverness estimates the useful lives of the trademarks, customer relationships, supply agreements and product technology to be 10 years, 16.8 years and 17.8 years, 1.8 years and 7 years, respectively, and has included them in core technology and patents, net, and other intangible assets, net, respectively, in the accompanying consolidated balance sheets. The weighted average amortization period for the acquired intangible assets with finite lives is 12.7 years.

NOTE 2—PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

        The following describes the pro forma adjustments made to the accompanying unaudited pro forma condensed combined financial statements:

A.
Reflects estimated cost increase for products supplied under a contractual supply agreement.

B.
Reflects amortization expense of the value assigned to customer relationships, supply agreements and trademarks as discussed in Note 1, which intangible assets Inverness acquired in connection with the acquisition of Innovacon from ACON. The fair values of acquired intangible assets in connection with the acquisition of Innovacon and their respective useful lives are as follows:

	Fair Value	Life
	(in thousands)
Goodwill	$112,116	Indefinite
Trademarks	800	10 years
Customer relationships	27,700	16.8-17.8 years
Supply agreements	3,300	1.8 years
Core technology	16,200	7 years

Total intangibles	$160,116

C.
Reflects the reversal of legal fees incurred by ACON and Inverness in connection with pre-acquisition intellectual property litigation settled in connection with the acquisition.

D.
Represents adjustment to the historical number of basic weighted average Inverness shares outstanding giving effect to the issuance of shares of Inverness common stock as part of the consideration to acquire and finance the Innovacon business, including the ABON facility, as if such transaction occurred on January 1, 2006.

E.
Represents elimination of sales and related cost of sales between Innovacon and Instant.

F.
Reflects the reversal of amortization expense recorded by Instant related to pre-acquisition intangible assets written off in connection with the acquisition of Instant, net of amortization related to estimated intangibles acquired.

G.
Reflects the reversal of interest expense incurred by Instant related to pre-acquisition debt which was repaid by Inverness in connection with the acquisition of Instant.

H.
Represents the recording of minority interest expense related to the 25% ownership in Instant not acquired by Inverness.

I.
Represents the issuance of common stock by Inverness in connection with the acquisition of Instant.

J.
Reflects elimination of the historical consumer diagnostic products business as a result of the consummation of Inverness' transaction to form a 50/50 joint venture with P&G.

K.
Tax effect on the elimination of the historical consumer diagnostic products business as a result of the consummation of Inverness' transaction to form a 50/50 joint venture with P&G.

L.
Reflects manufacturing revenue and related costs in conjunction with the manufacturing agreement entered into with the joint venture entity.

M.
Represents Inverness' 50% investment income from the joint venture entity, which will be reported as equity earnings in unconsolidated subsidiaries, net of taxes.

N.
Tax effect on the profit resulting from the formation of the joint venture and related disposition of the consumer diagnostic business.

O.
Reflects amortization expense of the estimated value assigned to customer relationships, core technologies and trademarks as discussed in Note 1, acquired in connection with the acquisition of Biosite. The estimated fair values of acquired intangible assets in connection with the acquisition of Biosite and their respective useful lives are as follows:

	Fair Value	Life
	(in thousands)
Goodwill	$1,340,760	Indefinite
Customer relationships	150,000	16 years
Core technology	60,000	10 years
Trademarks	30,000	10 years

Total intangibles	$1,580,760

P.
Reflects the expensing of the estimated write-up of inventory to fair value and the fair value of unvested options in connection with the acquisition of Biosite. Such unvested options were accelerated at closing in accordance with the terms of the merger agreement.

Q.
Reflects borrowings incurred in connection with the acquisition of Biosite, including borrowings of $900.0 million under the First Lien Credit Agreement, $73.2 million under the related revolving line of credit, $250.0 million under the Second Lien Credit Agreement and $150.0 million under the convertible senior subordinated notes, and related interest expense, net of interest saved from the repayment of the $150.0 million 8.75% senior subordinated notes.

R.
Reflects a redemption premium of $9.3 million incurred in connection with the repayment of the $150.0 million 8.75% senior subordinated notes and the write-off of unamortized deferred financing costs as of January 1, 2006 totaling $7.9 million ($6.7 million as of March 31, 2007) in connection with the repayment of the 8.75% senior subordinated notes and the Existing Credit Agreement.

S.
Reflects the reversal of the historical tax provisions of Biosite as a result of pro forma pretax losses incurred.

T.
Reflects amortization expense of the estimated value assigned to customer relationships, core technologies and trademarks as discussed in Note 1, expected to be acquired in connection with the proposed acquisition of Cholestech. The estimated fair values of acquired intangible assets in connection with the proposed acquisition of Cholestech and their respective useful lives are as follows:

	Fair Value	Life
	(in thousands)
Goodwill	$225,438	Indefinite
Customer relationships	9,000	16 years
Core technology	16,000	10 years
Trademarks	8,000	10 years

Total intangibles	$258,438

U.
Reflects the expensing of the estimated write-up of inventory to fair value in connection with the proposed acquisition of Cholestech.

V.
Reflects the reversal of the historical tax provisions of Cholestech as a result of overall pro forma pretax losses incurred.

W.
Reflects estimated shares to be issued in connection with the proposed Cholestech acquisition and incremental diluted shares related to the proposed acquisition of Cholestech and the acquisition of Biosite. Such incremental dilutive shares represent the dilutive effect of options assumed and converted to Inverness options in connection with each transaction, computed on the treasury stock method.

X.
Reflects the reclassification of the net assets of Inverness' consumer diagnostic products business to investment in joint venture.

Y.
Reflects proceeds in the amount of $325.0 million received from the sale of 50% ownership in the joint venture entity to P&G, which has been recorded as a deferred gain. No interest income has been assumed on these proceeds in the accompanying statements of operations.

Z.
Reflects reclassification of available for sale net assets retained by Inverness totaling $23.7 million to other current assets.

AA.
Reflects a current note payable issued to the joint venture entity in the amount of $22.3 million, with an off-set to the deferred gain on the transaction.

BB.
Represents the sale of 50% of Inverness' remaining available for sale consumer diagnostic net assets to the joint venture entity totaling $23.5 million, with an off-set to the deferred gain on the transaction, along with the reclassification of $23.7 million of available for sale net assets which were retained by Inverness (see Note Z).

CC.
Reflects the recording of income taxes payable and an off-set against the deferred gain on the transaction in the amount of $23.0 million.

DD.
Represents a net deferred gain in the amount of $267.3 million which was recorded as a result of the joint venture transaction and which will be recognized in Inverness' financial statements upon expiration of P&G's option to require Inverness to purchase its interest in the joint venture. (See Notes Z, AA, BB and CC).

EE.
Represents cash, including Biosite acquired cash, used to finance the acquisition of Biosite.

FF.
Represents a reclassification of the cost of 750,000 shares of Biosite owned by Inverness as of March 31, 2007 as a result of the acquisition of Biosite.

GG.
Represents deferred debt issuance costs incurred in connection with the issuance of debt under the First and Second Lien Credit Agreements and the convertible senior subordinated notes.

HH.
Represents the deferred tax liability recorded on estimated intangible assets recorded on the proposed acquisition of Cholestech and the acquisition of Biosite.

II.
Reflects the reversal of the historical equity accounts of Biosite.

JJ.
Represents the fair value of options assumed in connection with the acquisition of Biosite and converted to Inverness options.

KK.
Reflects the fair value of common stock to be issued in connection with the proposed acquisition of Cholestech.

LL.
Reflects the reversal of the historical equity accounts of Cholestech.

MM.
Represents the fair value of options to be assumed in connection with the proposed acquisition of Cholestech and converted to Inverness options.

NOTE 3—PRO FORMA NET LOSS PER COMMON SHARE

        For the year ended December 31, 2006 and the three months ended March 31, 2007, the unaudited pro forma combined company basic and diluted net loss per common share amounts are calculated based on the weighted average number of Inverness common shares outstanding prior to the respective acquisitions plus the adjustments to such shares giving effect to the Inverness common shares issued or expected to be issued upon the closings of the respective acquisitions and the related financings, as if such transactions had occurred on January 1, 2006. Common stock equivalents resulting from the assumed exercise of Inverness' stock options or warrants are not included in the pro forma combined company diluted net loss per common share calculation for the year ended December 31, 2006 and the three months ended March 31, 2007 because inclusion thereof would be antidilutive.

COMPARISON OF STOCKHOLDER RIGHTS

General

        Inverness is incorporated under the laws of the State of Delaware and, accordingly, the rights of its stockholders are governed by the Delaware General Corporation Law. Cholestech is incorporated under the laws of the State of California and, accordingly, the rights of its stockholders are governed by the California General Corporation Law. Before the completion of the merger, the rights of Cholestech stockholders are also governed by the Cholestech restated articles of incorporation and the Cholestech bylaws. Upon completion of the merger, Cholestech stockholders will receive shares of Inverness common stock in exchange for their shares of Cholestech common stock. As a result, upon completion of the merger, the rights of Cholestech stockholders who become Inverness stockholders in the merger will be governed by the Delaware General Corporation Law, the Inverness amended and restated certificate of incorporation, and the Inverness amended and restated bylaws.

Certain Differences Between the Rights of Stockholders of Inverness and Stockholders of Cholestech

        The following is a summary of material differences between the current rights of Inverness stockholders and the current rights of Cholestech stockholders. Although we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Inverness stockholders and Cholestech stockholders, and it is qualified in its entirety by reference to the Delaware General Corporation Law, the California General Corporation Law and the various documents of Inverness and Cholestech to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the Delaware General Corporation Law and the California General Corporation Law and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of an Inverness stockholder and the rights of a Cholestech stockholder. Inverness and Cholestech have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See "Where You Can Find More Information" beginning on page 145 of this proxy statement/prospectus.

	Cholestech	Inverness
Authorized Capital Stock
30,000,000 shares, consisting of 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.
As of August 1, 2007, 15,630,756 shares of common stock and no shares of preferred stock were issued and outstanding.
105,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share, 2,666,667 shares of series A convertible preferred stock, par value $0.001 per share, and 2,333,333 shares of undesignated preferred stock, par value $0.001 per share.
As of August 1, 2007, 47,785,896 shares of common stock and no shares of preferred stock were issued and outstanding.

Dividends

The Cholestech articles of incorporation do not provide for any restrictions on the payment of dividends.

Under Section 500 of the California General Corporation Law, Cholestech may distribute dividends to its stockholders if:

•  the amount of Cholestech's retained earnings immediately prior to the distribution equals or exceeds the amount of the distribution; or

• immediately after the distribution, the sum of Cholestech's assets, exclusive of certain items, would be at least 125% of its liabilities, exclusive of certain items, and Cholestech's current assets would be at least equal to its current liabilities (but, if the average of Cholestech's earnings for the two preceding fiscal years was less than the average of the interest expense, then at least equal to 125% of its current liabilities).

The Inverness certificate of incorporation states that dividends may be declared and paid or set apart for payment upon the common stock out of any assets or funds legally available for the payment of dividends when and as declared by the board of directors or an authorized committee thereof.

Under Section 170 of the Delaware General Corporation Law, Inverness directors may declare and pay dividends upon the shares of its capital stock either:

•  out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the Delaware General Corporation Law; or

• if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
Number of Directors
The Cholestech bylaws provide that the Cholestech board of directors will consist of not less than 6 nor more than 10 directors, with the exact number being 7 until changed by an amendment to the bylaws adopted by the board of directors or the stockholders.
The Inverness certificate of incorporation and bylaws provide that the number of directors is fixed by the board of directors in its sole discretion. The board of directors currently is fixed at ten members with one vacancy.
Classification of Board Members

The Cholestech articles of incorporation and bylaws do not classify the Cholestech board of directors into separate classes with staggered terms. Cholestech's directors are elected for a term of one year.

The Inverness directors (other than those who are elected by the holders of any series of preferred stock, if any) are divided into three classes and are elected to three-year terms. The three-year terms are staggered by class such that, each year, the terms of one class of directors expire.

Vacancies on the Board of Directors

The Cholestech bylaws provide that vacancies in the board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order, however, may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote. Each director so elected will hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

The Cholestech bylaws also provide that stockholders may elect a director at any time to fill any vacancy not filled by the directors, but any such election other than to fill a vacancy created by removal, if by written consent, will require the consent of the holders of a majority of the outstanding shares entitled to vote.

The Inverness certificate of incorporation provides that vacancies in the board of directors shall be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any director appointed to fill a vacancy serves for the remainder of the full term associated with the class of directors in which the vacancy arose and until a successor has been elected and qualified or until his or her earlier resignation or removal.
Removal of Directors
Sections 302, 303 and 304 of the California General Corporation Law provide that Cholestech directors may be removed:

•  by the board of directors, if a director has been declared of unsound mind by an order of court or convicted of a felony;

• by the stockholders, if approved by the affirmative vote of a majority of the Cholestech outstanding shares entitled to vote, with or without cause; or
Section 141(k) of the Delaware General Corporation Law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, except as provided otherwise in the certificate of incorporation for a corporation such as Inverness whose board is classified.

•  by a court, if holders of at least 10% of the Cholestech outstanding shares sue to remove any director for fraudulent or dishonest acts or gross abuse of authority or discretion with reference to Cholestech.

Neither the Cholestech articles of incorporation or bylaws provide otherwise.
The Inverness certificate of incorporation provides that, subject to the rights, if any, of any series of preferred stock to elect or remove any director whom the holders of preferred stock have a right to elect, any director may be removed from office only for cause and upon the affirmative vote of holders of at least 75% of the shares entitled to vote at an election of directors.
Board Quorum and Vote Requirements	A majority of the authorized number of directors constitutes a quorum. The vote of a majority of the directors present at any meeting for which a quorum exists constitutes an act of the board.

A majority of the total number of directors constitutes a quorum. The total number of directors includes any unfilled vacancies on the board.

The vote of a majority of the directors present at any meeting for which a quorum exists constitutes an act of the board.
Special Meetings of Stockholders

Section 600 of the California General Corporation Law provides that special meetings of stockholders may be called by the board, the chairperson of the board, the president, the holders of shares entitled to cast not less than 10 percent of the votes at the meeting, or any additional persons as may be provided by the articles of incorporation or by the bylaws.

The Cholestech bylaws mirror Section 600 of the California General Corporation Law. In addition, if a special meeting is called by a qualified stockholder, such stockholder must make a written request to a specified Cholestech officer specifying the time of such meeting and the general nature of the business proposed to be transacted. The officer receiving the written request must give notice to the other stockholders that a meeting will be held at the time specified in the request so long as that time is not less than 35 days nor more than 60 days after the receipt of the request.

Section 211 of the Delaware General Corporation Law provides that special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

The Inverness certificate of incorporation states that, subject to the rights of holders of preferred stock, if any, only the board of directors, acting pursuant to a resolution approved by the majority of the board of directors then in office, may call a special meeting of the stockholders.

Inspection of Stockholders' List
California law authorizes any stockholder to inspect the stockholders' list for a purpose reasonably related to such person's interest as a stockholder. In addition, any person or persons holding 5% or more of a corporation's voting shares, or any stockholder or stockholders holding 1% or more of such shares who has filed a Schedule 14A with the SEC relating to the election of directors, has an absolute right to inspect and copy the corporation's stockholders' list.

Cholestech's bylaws contain provisions that confirm, but that do not extend, the rights granted to its stockholders in accordance with California law.
Delaware law authorizes any stockholder to inspect the stockholders' list for a purpose reasonably related to such person's interest as a stockholder. In addition, Delaware law provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten-day period preceding a stockholders' meeting for any purpose germane to the meeting. However, Delaware law contains no provisions comparable to the absolute right of inspection provided by California law to certain stockholders.

Inverness' bylaws provide that Inverness will prepare and make, at least 10 days before every annual meeting or special meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, and such list will be open to the examination of any stockholder, for a period of at least 10 days prior to the meeting in the manner provided by law. The list will also be open to the examination of any stockholder during the whole time of the meeting as provided by law.
Voting Rights
The California General Corporation Law provides that any stockholder is entitled to cumulate his or her votes in the election of directors upon proper notice of his or her intention to do so, except that a "listed" corporation may eliminate cumulative voting with stockholder approval. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose.
Under the Delaware General Corporation Law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective, it must be expressly provided for in the certificate of incorporation.

Inverness' certificate of incorporation and bylaws do not provide for cumulative voting. Holders of common stock are entitled to one vote for each share of Inverness common stock held of record.

Cholestech's bylaws permit cumulative voting with respect to the election of directors if the candidates' names have been placed in nomination prior to commencement of the voting and a stockholder has given prior notice of his or her intent to cumulative votes.

On all other matters submitted to a vote of stockholders of Cholestech, each holder of Cholestech common stock has the right to cast one vote for each share of Cholestech common stock held of record.

As required under California law, consummation of the merger requires the approval of a majority of outstanding shares of Cholestech common stock.
Notice of Meetings
The Cholestech bylaws provide that notice of meetings of stockholders must specify the place, date and hour of the meeting, and in the case of special meetings or certain transactions as required by the California General Corporation Law, the general nature of the business to be transacted. Only the business specified in the notice may be transacted at the special meeting. The notice must be sent not less than 10 days (or 30 days if sent by third-class mail) or more than 60 days before the date of the meeting.
The Inverness bylaws require that notice of meetings of stockholders stating the hour, date and place of the meeting and, in the case of special meetings, the purpose for which the meeting has been called, be given to each Inverness stockholder entitled to vote at the meeting. Only the business specified in the notice may be transacted at the special meeting. The notice must be sent not less than 10 days or more than 60 days before the date of the meeting.

Action by Written Consent
	The Cholestech bylaws provide that any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.	The Inverness certificate of incorporation states that stockholders may not take action by written consent.
Quorum	A majority of shares entitled to vote, present in person or represented by proxy, constitutes a quorum at any meeting of the stockholders.
Notice Requirements for Stockholder Proposals, including Director Nominations

Neither the articles of incorporation nor the bylaws of Cholestech provide for proposals by stockholders; however, a stockholder who desires to nominate a person for election to the board of directors or to make other proposals must meet the deadlines and other requirements set forth in the rules and regulations of the SEC related to stockholder proposals.

Nominees for the board of directors may be made, and any other business to be considered at an annual meeting may be brought, by any stockholder present, either in person or by proxy, and entitled to vote at such meeting by delivering timely notice to the Secretary of Inverness. Notice is generally considered timely if delivered not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting.

In addition, a stockholder who desires to nominate a person for election to the board of directors or to make other proposals must meet the deadlines and other requirements set forth in the rules and regulations of the SEC related to stockholder proposals.

Limitation of Personal Liability of Directors	The Cholestech articles of incorporation eliminate a Cholestech director's personal liability for monetary damages to the fullest extent permitted under California law.

No director is personally liable to Inverness or its stockholders for monetary damages arising from a breach of fiduciary duty except for breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct, for improper dividends or distributions with respect to, or repurchases or redemptions of, Inverness capital stock, or for self-dealing.
Indemnification
The Cholestech articles of incorporation and bylaws provide that Cholestech will, to the maximum extent permitted by the California General Corporation Law, indemnify each of its directors and officers, and shall have the power to indemnify each of its employees and agents, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Cholestech.
The Inverness bylaws provide that Inverness will, to the fullest extent authorized by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred in connection with any proceeding arising by reason of the fact that such person is or was a director or officer of Inverness or who serves or served at the request of Inverness, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Inverness.

The Inverness bylaws provide that Inverness may, in the discretion of its board of directors, indemnify its non-officer employees and agents, against expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred in connection with any proceeding arising by reason of the fact that such person serves or has served as an employee or agent of Inverness, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Inverness.

Loans to Directors, Officers and Employees

Under Section 315 of the California General Corporation Law, any loan or guaranty to or for the benefit of a director or officer of the corporation or any of its subsidiaries requires approval of the stockholders unless such loan or guaranty is provided under a plan approved by stockholders owning a majority of the outstanding shares of the corporation. However, stockholders of a corporation with 100 or more stockholders of record may approve a bylaw authorizing the board of directors alone to approve a loan or guaranty to or on behalf of an officer (whether or not a director) if the board determines, by a vote sufficient without counting the vote of any interested director, that such a loan or guaranty may reasonably be expected to benefit the corporation.

Under Section 143 of the Delaware General Corporation Law, a corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

Inverness' certificate of incorporation and bylaws do not explicitly provide for loans or guarantees to or for the benefit of its and its subsidiaries' officers and employees.

See also the next section entitled "Interested Director Transactions."

Cholestech's bylaws authorize the board of directors alone to approve such loans or guarantees, or to adopt an employee benefit plan authorizing such loans or guarantees, provided that the board of directors determines that such a loan, guaranty or plan may reasonably be expected to benefit the corporation, the corporation has outstanding shares held of record by 100 or more persons on the date of approval, and the approval of the board of directors is by a vote sufficient without counting the vote of any interested director or directors.
See also the next section entitled "Interested Director Transactions."

Interested Director Transactions

Under Section 310 of the California General Corporation Law, certain contracts or transactions in which one or more of a corporation's directors or officers has a financial interest are not void or voidable solely because of such interest, or solely because the director or officer participates in the meeting which authorizes the contract or transaction or votes in favor of such contract or transaction, if:

•  such interest is disclosed to the stockholders and the stockholders in good faith approve the contract or transaction, with the shares owned by any interested director not being entitled to vote thereon; or

•  such interest is disclosed to the board or a committee and the board or committee in good faith authorizes, approves or ratifies the contract or transaction by a vote sufficient without counting the vote of the interested directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified; or

• the person asserting the validity of the contract or transaction proves that the contract or transaction was just and reasonable at the time it was authorized, approved or ratified.

Under Section 144 of the Delaware General Corporation Law, certain contracts or transactions in which one or more of a corporation's directors or officers has a financial interest are not void or voidable solely because of such interest, or solely because the director or officer participates in the meeting which authorizes the contract or transaction or votes in favor of such contract or transaction, if:

•  such interest is disclosed to the stockholders who are entitled to vote and the stockholders in good faith specifically approve the contract or transaction; or

•  such interest is disclosed to the board or a committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors are less than a quorum; or

• the contract or transaction is fair to the corporation at the time it is authorized, approved or ratified by the directors, a committee or the stockholders.

Appraisal or Dissenters' Rights

Under Chapter 13 of the California General Corporation Law, if the approval of the outstanding shares of Cholestech is required for a merger or reorganization, each stockholder entitled to vote on the transaction and who voted against the merger or reorganization, may require the company to purchase for cash at their fair market value the shares owned by such stockholder. However, no dissenters' rights are available for shares listed on any national securities exchange certified by the California Commissioner of Corporations, unless there exists with respect to such shares any restriction on transfer imposed by the company or by any law or regulation, or if demands for payment are filed with respect to 5% or more of the outstanding shares of that class.

These dissenters' rights are described more fully under the section entitled "The Merger—Dissenters' Rights" beginning on page 90 of this proxy statement/prospectus.

Under Section 262 of the Delaware General Corporation Law, a stockholder of a corporation participating in certain mergers and consolidations may be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Since Inverness' certificate of incorporation does not provide otherwise, these appraisal rights are not available:

•  with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;

•  with respect to a merger or consolidation the terms of which allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or

• if a vote of Inverness stockholders is not required under the circumstances described below under the heading "Stockholder Approval of Certain Matters."

Certain Business Combination Restrictions

The California General Corporation Law provides that, except where the fairness of the terms and conditions of the transaction have been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the stockholders of the class consent.

The effect of this provision is to prohibit a cash-out merger of minority stockholders, except where the majority stockholder already owns 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority stockholders.

Section 203 of the Delaware General Corporation Law is a business combination statute that generally prohibits an "interested stockholder," defined generally as a person beneficially owning 15% or more of a corporation's voting stock or an affiliate or associate of such person, from engaging in a "business combination," defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets, with a Delaware corporation for three years following the time at which this person became an interested stockholder.

This prohibition does not apply if:

•  the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

• after the transaction resulting in a person becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, generally excluding shares owned by persons who are both officers and directors of the corporation, and shares held by employee stock ownership plans;

•  at or subsequent to the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder; or

• the corporation has opted out of this provision.
Section 203 permits the board of directors of a corporation to defend against takeover attempts and could act as a potential deterrent to potential takeover attempts.
Inverness' certificate of incorporation and bylaws do not exempt Inverness from the coverage of Section 203.
Stockholder Approval of Certain Matters

With certain exceptions, California law requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding.

California law contains an exception to its voting requirements for reorganizations where the a corporation, or its stockholders immediately before the reorganization, or both, will own immediately after the reorganization equity securities constituting more than 83.3% (or five-sixths) of the voting power of the surviving or acquiring corporation or its parent entity.

Delaware law generally requires that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. In addition, any sale, lease or exchange of all or substantially all of the assets of a corporation generally must be approved by a majority of the outstanding shares of the corporation entitled to vote.

Unlike California law, Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation which adversely affects a specific class or series of shares.

	However, this exception does not apply if any amendment that would otherwise require stockholder approval is made to the corporation's articles of organization or if holders of the outstanding shares of the corporation receive shares in the surviving or acquiring corporation or its parent entity having different rights, preferences, privileges or restrictions than the shares surrendered.	Delaware law does not require a stockholder vote of the corporation that will survive a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (a) the merger agreement does not amend the corporation's certificate of incorporation; (b) each share of stock of the corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; and (c) either no shares of common stock of the corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of common stock of the corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of the corporation outstanding immediately prior to the effective date of the merger.
Stockholder Rights Plan
California law does not include a statute expressly validating stockholder rights plans.

Cholestech has entered into a stockholder rights plan with Computershare Investor Services, LLC as rights agent pursuant to which each outstanding share of common stock is entitled to a right to purchase one-thousandth (0.001) of a share of Series A participating preferred stock of Cholestech
The Delaware General Corporation Law does not include a statutory provision expressly validating stockholder rights plans; however, such plans have generally been upheld by courts applying Delaware law.

Inverness currently does not have a stockholder rights plan, but under Delaware law, the Inverness board of directors could adopt such a plan without stockholder approval.

exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by a majority of Cholestech's board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Cholestech's outstanding common stock, or (b) the tenth day after a person or group announces a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Cholestech's outstanding common stock.

The proposed merger does not trigger Cholestech's stockholder rights plan because transactions approved by Cholestech's board of directors, such as the merger, are exempted from the effect of the plan.
Stockholder Derivative Suits
California law provides that a stockholder bringing a derivative action on behalf of a corporation need not have been a stockholder at the time of the transaction in question, provided that certain tests are met.

California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff stockholder to furnish a security bond.
Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her shares of stock thereafter devolved upon him or her by operation of law.

Delaware law does not have a bond requirement.

Amendment of Certificate of Incorporation

Section 902 of the California General Corporation Law generally provides that Cholestech's articles of incorporation may be amended if approved by the board of directors and the majority of the outstanding shares entitled to vote, either before or after approval by the board of directors.

The Inverness certificate of incorporation provides that Inverness reserves the right to amend or repeal any provision contained in the Inverness certificate of incorporation. Generally, the affirmative vote of holders of at least 75% of the outstanding shares of stock entitled to vote is required for amendment.
Amendment of Bylaws
The Cholestech bylaws provide that new bylaws may be adopted or the current bylaws may be amended or repealed by the vote or written consent of a majority of the outstanding shares entitled to vote. Furthermore, the Cholestech board of directors may adopt, amend or repeal the bylaws other than to change the authorized number of directors (except to fix the authorized number of directors pursuant to a bylaw providing for a variable number of directors).
The Inverness bylaws may be amended or repealed by the affirmative vote of a majority of the board of directors. The bylaws may be amended or repealed by the stockholders at any annual meeting, or special meeting called for such purpose, by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal (unless the board of directors has recommended that stockholders approve such amendment or repeal, in which case only a majority vote is required).

PROPOSAL TWO—ADJOURNMENT OF THE SPECIAL MEETING

        If at the special meeting of stockholders, the number of shares of Cholestech common stock present or represented and voting in favor of approval of the principal terms of the merger is insufficient to approve the principal terms of the merger under California law, Cholestech management intends to move to adjourn the special meeting in order to enable the Cholestech board of directors to solicit additional proxies in favor of the principal terms of the merger. In that event, Cholestech will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding approval of the principal terms of the merger.

        In this proposal, Cholestech is asking you to authorize Cholestech management to vote in favor of adjourning the special meeting, and any later adjournments, to a date or dates not later than October 26, 2007, in order to enable the Cholestech board of directors to solicit additional proxies in favor of the principal terms of the merger. If the stockholders approve the adjournment proposal, Cholestech could adjourn the special meeting, and any adjourned session of the special meeting, to a date not later than October 26, 2007 and use the additional time to solicit additional proxies in favor of the principal terms of the merger, including the solicitation of proxies from stockholders that have previously voted against the principal terms of the merger. Among other things, approval of the adjournment proposal could mean that, even if Cholestech had received proxies representing a sufficient number of votes against the principal terms of the merger to defeat the merger proposal, Cholestech could adjourn the special meeting without a vote on the merger proposal for up to 30 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the principal terms of the merger.

        Under Cholestech's bylaws, the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock present and voting, either in person or by proxy, (which shares voting affirmatively also must constitute at least a majority of the required quorum) at the special meeting. Under Cholestech's bylaws, the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cholestech common stock present and voting, either in person or by proxy, (which shares voting affirmatively also must constitute at least a majority of the required quorum) at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote on the adjournment proposal, as long as the shares voting affirmatively in favor of the proposal constitute at least a majority of the required quorum. To the extent that the shares voting affirmatively in favor of the proposal do not constitute at least a majority of the required quorum, abstentions and broker non-votes will have the same effect as a vote against the proposal. No proxy that is specifically marked "AGAINST" approval of the principal terms of the merger will be voted in favor of the adjournment proposal, unless it is specifically marked "FOR" the adjournment proposal.

        The board of directors believes that if the number of shares of Cholestech common stock present or represented by proxy at the special meeting and voting in favor of the principal terms of the merger is insufficient to approve the principal terms of the merger, it is in the best interests of the stockholders of Cholestech to enable the board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the principal terms of the merger to bring about its approval.

        THE CHOLESTECH BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE CHOLESTECH MANAGEMENT TO VOTE IN FAVOR OF ADJOURNING THE SPECIAL MEETING, AND ANY LATER ADJOURNMENTS, TO A DATE OR DATES NOT LATER THAN OCTOBER 26, 2007.

FUTURE CHOLESTECH STOCKHOLDER PROPOSALS

        Cholestech will hold a 2007 annual meeting of stockholders only if the merger is not completed. Any proposal of a stockholder of Cholestech that is intended to be presented by such stockholder at Cholestech's 2007 annual meeting of stockholders (if it is held) must have been received by Cholestech no later than March 19, 2007, in order for such proposal to be considered for inclusion in Cholestech's proxy statement and form of proxy relating to such meeting. If Cholestech's 2007 annual meeting of stockholders is held after September 15, 2007, then any such stockholder proposal must be received within a reasonable time before Cholestech begins to print and mail the proxy materials.

LEGAL MATTERS

        The validity of the securities Inverness is offering under this proxy statement/prospectus will be passed upon by Jay McNamara, Esq., Senior Counsel, Corporate & Finance of Inverness. Mr. McNamara owns an aggregate of approximately 2,663 shares of our common stock, as well as options to purchase an additional 17,579 shares of Inverness common stock.

        Certain United States federal income tax consequences of the merger will be passed upon by Foley Hoag LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

        The consolidated financial statements of Inverness Medical Innovations, Inc. as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and Inverness management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by BDO Seidman, LLP, Inverness' independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The financial statements of Cholestech Corporation and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Cholestech Corporation for the year ended March 30, 2007 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, Cholestech's independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Biosite Incorporated as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, incorporated by reference in the Current Report on Form 8-K filed with the SEC on July 2, 2007, as amended on July 20, 2007, that is referenced in the proxy statement/prospectus constituting a part of this registration statement, have been audited by Ernst & Young LLP, Biosite Incorporated's independent registered public accounting firm, as set forth in its report incorporated herein by reference, and reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined balance sheets of Instant Technologies, Inc. and affiliates as of December 31, 2005 and 2006 and combined statements of income, general and administrative expenses, retained earnings, cash flows and supplementary information for the years ended December 31, 2005 and 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by Colby & Company, PLC, Instant Technologies' independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Inverness and Cholestech file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Inverness or Cholestech at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Inverness and Cholestech are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

        Inverness has filed a registration statement on Form S-4 to register with the SEC the Inverness common stock to be issued to Cholestech stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes both a prospectus of Inverness and a proxy statement of Cholestech for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Inverness, Inverness common stock and Cholestech. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        The SEC allows Inverness and Cholestech to "incorporate by reference" information into this proxy statement/prospectus. This means that Inverness and Cholestech can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither Inverness nor Cholestech incorporates the contents of its website into this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that Inverness and Cholestech have previously filed with the SEC. They contain important information about Inverness and Cholestech and their financial condition. The following documents, which were filed by Inverness with the SEC, are incorporated by reference into this proxy statement/prospectus:

  •
  Inverness' annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, as amended on Form 10-K/A on March 26, 2007;

  •
  Inverness' quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on May 10, 2007;

  •
  Inverness' current report on Form 8-K dated January 25, 2007, filed with the SEC on January 26, 2007;

  •
  Inverness' current report on Form 8-K dated March 12, 2007, filed with the SEC on March 16, 2007, as amended on April 23, 2007;

  •
  Inverness' current report on Form 8-K dated April 5, 2007, filed with the SEC on April 5, 2007;

  •
  Inverness' current report on Form 8-K dated April 25, 2007, filed with the SEC on April 30, 2007;

  •
  Inverness' current report on Form 8-K dated May 9, 2007, filed with the SEC on May 10, 2007;

  •
  Inverness' current report on Form 8-K dated May 11, 2007, filed with the SEC on May 11, 2007;

  •
  Inverness' current report on Form 8-K dated May 14, 2007, filed with the SEC on May 15, 2007;

  •
  Inverness' current report on Form 8-K dated May 9, 2007, filed with the SEC on May 15, 2007;

  •
  Inverness' current report on Form 8-K dated May 17, 2007, filed with the SEC on May 18, 2007;

  •
  Inverness' current report on Form 8-K dated May 17, 2007, filed with the SEC on May 23, 2007;

  •
  Inverness' current report on Form 8-K dated May 29, 2007, filed with the SEC on May 29, 2007;

  •
  Inverness' current report on Form 8-K dated June 4, 2007, filed with the SEC on June 4, 2007;

  •
  Inverness' current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

  •
  Inverness' second current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

  •
  Inverness' current report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007, as amended on July 20, 2007;

  •
  Inverness' current report on Form 8-K dated July 2, 2007, filed with the SEC on July 3, 2007;

  •
  Inverness' current report on Form 8-K dated July 20, 2007, filed with the SEC on July 20, 2007;

  •
  Inverness' current report on Form 8-K dated July 25, 2007, filed with the SEC on July 26, 2007;

  •
  Inverness' current report on Form 8-K dated August 7, 2007, filed with the SEC on August 7, 2007; and

  •
  Inverness' current report on Form 8-K dated August 8, 2007, filed with the SEC on August 8, 2007.

        The following documents, which were filed by Cholestech with the SEC, are incorporated by reference into this proxy statement/prospectus:

  •
  Cholestech's annual report on Form 10-K for the fiscal year ended March 30, 2007, filed with the SEC on June 13, 2007, as amended on Form 10-K/A filed with the SEC on July 19, 2007;

  •
  Cholestech's quarterly report on Form 10-Q for the quarterly period ended June 29, 2007, filed with the SEC on August 7, 2007;

  •
  Cholestech's current report on Form 8-K dated May 16, 2007, filed with the SEC on June 4, 2007;

  •
  Cholestech's current report on Form 8-K dated June 4, 2007, filed with the SEC on June 4, 2007;

  •
  Cholestech's current report on Form 8-K dated April 23, 2007, filed with the SEC on June 13, 2007; and

  •
  Cholestech's current report on Form 8-K dated August 2, 2007, filed with the SEC on August 2, 2007.

        In addition, Inverness and Cholestech incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7.01 or Item 8.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD under the Exchange Act, as well as proxy statements.

        Inverness and Cholestech also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A and the form of voting agreement attached to this proxy statement/prospectus as Annex B.

        Inverness has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Inverness, and Cholestech has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Cholestech.

        You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through Inverness or Cholestech, as the case may be, or from the SEC through the SEC's website at www.sec.gov. Documents incorporated by reference are available from Inverness and Cholestech without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Inverness stockholders and Cholestech stockholders may request a copy of such documents by contacting the applicable department at:

Inverness Medical Innovations, Inc. 51 Sawyer Road, Suite 200 Waltham, Massachusetts 02453 (781) 647-3900 Attention: Doug Guarino	Cholestech Corporation 3347 Investment Boulevard Hayward, California 94545 (510) 781-5065 Attention: John Glenn

        IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE CHOLESTECH SPECIAL MEETING, INVERNESS OR CHOLESTECH SHOULD RECEIVE YOUR REQUEST NO LATER THAN SEPTEMBER 5, 2007.

        We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Inverness common stock in the merger should create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION
BY AND AMONG
INVERNESS MEDICAL INNOVATIONS, INC.,
IRIS MERGER SUB, INC.
AND
CHOLESTECH CORPORATION

TABLE OF CONTENTS

Article 1 The Merger		A-1
1.1	The Merger	A-1
1.2	Effective Time; Closing	A-1
1.3	Effect of the Merger	A-1
1.4	Articles of Incorporation; Bylaws	A-2
1.5	Directors and Officers	A-2
1.6	Effect on Capital Stock	A-2
1.7	Exchange of Certificates	A-3
1.8	No Further Ownership Rights in Company Common Stock	A-5
1.9	Restricted Stock	A-5
1.10	Tax Consequences	A-5
1.11	Taking of Necessary Action; Further Action	A-5
1.12	Dissenters' Rights	A-6
Article 2 Representations and Warranties of the Company		A-6
2.1	Organization; Subsidiaries	A-6
2.2	Company Capitalization	A-7
2.3	Obligations With Respect to Capital Stock	A-8
2.4	Authority; Non-Contravention	A-9
2.5	SEC Filings; Company Financial Statements	A-10
2.6	Absence of Certain Changes or Events	A-11
2.7	Taxes	A-12
2.8	Title to Properties	A-13
2.9	Intellectual Property	A-14
2.10	Compliance with Laws	A-15
2.11	Regulatory Matters	A-16
2.12	Warranty Matters; Product Liability	A-17
2.13	Litigation	A-18
2.14	Employee Benefit Plans	A-18
2.15	Environmental Matters	A-21
2.16	Certain Agreements	A-22
2.17	Brokers' and Finders' Fees	A-23
2.18	Insurance	A-24
2.19	Disclosure	A-24
2.20	Board Approval	A-24
2.21	Fairness Opinion	A-24
2.22	Accounting System	A-24
2.23	Company Rights Agreement	A-25
2.24	Affiliates	A-25
Article 3 Representations and Warranties of Parent and Merger Sub		A-25
3.1	Organization of Parent and Merger Sub	A-25
3.2	Parent and Merger Sub Capitalization	A-26
3.3	Authority; Non-Contravention	A-26
3.4	SEC Filings; Parent Financial Statements	A-27
3.5	Absence of Certain Changes or Events	A-28
3.6	Intellectual Property	A-29
3.7	Compliance with Laws	A-30
3.8	Litigation	A-30

A-i

3.9	Disclosure	A-30
3.10	Brokers' and Finders' Fees	A-31
3.11	Accounting System	A-31
Article 4 Conduct Prior to the Effective Time		A-31
4.1	Conduct of Business by the Company	A-31
Article 5 Additional Agreements		A-34
5.1	Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings	A-34
5.2	Meeting of Shareholders	A-34
5.3	Confidentiality; Access to Information	A-36
5.4	No Solicitation	A-36
5.5	Public Disclosure	A-38
5.6	Reasonable Efforts; Notification	A-38
5.7	Third Party Consents	A-39
5.8	Stock Options; Warrants and ESPP	A-39
5.9	Form S-8	A-40
5.10	Indemnification and Insurance	A-40
5.11	Stock Exchange Listing	A-41
5.12	Rights Agreement; Takeover Statutes	A-41
5.13	Certain Employee Benefits	A-41
5.14	Company Affiliates; Restrictive Legend	A-42
5.15	Qualification as a Reorganization	A-42
5.16	Section 16 Matters	A-42
5.17	Merger Sub Compliance	A-42
5.18	Resignations	A-43
Article 6 Conditions to the Merger		A-43
6.1	Conditions to Obligations of Each Party to Effect the Merger	A-43
6.2	Additional Conditions to Obligations of the Company	A-43
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	A-44
Article 7 Termination, Amendment and Waiver		A-45
7.1	Termination	A-45
7.2	Notice of Termination; Effect of Termination	A-46
7.3	Fees and Expenses	A-47
7.4	Amendment	A-48
7.5	Extension; Waiver	A-48
Article 8 General Provisions		A-48
8.1	Non-Survival of Representations and Warranties	A-48
8.2	Notices	A-48
8.3	Interpretation; Certain Defined Terms	A-49
8.4	Counterparts	A-50
8.5	Entire Agreement; Third-Party Beneficiaries	A-50
8.6	Severability	A-50
8.7	Other Remedies; Specific Performance; Fees	A-50
8.8	Governing Law; Submission to Jurisdiction	A-51
8.9	Rules of Construction	A-51
8.10	Assignment	A-51
8.11	Waiver of Jury Trial	A-52

A-ii

AGREEMENT AND PLAN OF REORGANIZATION

        This Agreement and Plan of Reorganization (this "Agreement") is made and entered into as of June 4, 2007, among Inverness Medical Innovations, Inc., a Delaware corporation ("Parent"), Iris Merger Sub, Inc., a California corporation and a wholly owned first-tier subsidiary of Parent ("Merger Sub"), and Cholestech Corporation, a California corporation (the "Company").

RECITALS

        A.    The respective Boards of Directors of Parent, Merger Sub and the Company have unanimously approved this Agreement and the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law (the "CGCL").

        B.    For United States federal income tax purposes, the Merger is intended to qualify as a reorganization described in section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

        C.    Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of the Company are entering into Voting Agreements with Parent in the form of Exhibit A (the "Voting Agreements").

        In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

Article 1
THE MERGER

        1.1   The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of the CGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

        1.2   Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing an agreement of merger consistent with this Agreement, together with an officer's certificate of each constituent corporation, each in a form reasonably satisfactory to the parties, with the Secretary of State of the State of California in accordance with the relevant provisions of the CGCL (the "Merger Documents") (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Merger Documents) being the "Effective Time") as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the "Closing") shall take place at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6 (other than those that by their nature must be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

        1.3   Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the CGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        1.4   Articles of Incorporation; Bylaws.

        (a)   The Merger Documents shall provide that, at the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be in the form of the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that as of the Effective Time, Article First of the Articles of Incorporation of the Surviving Corporation shall read: "The name of the corporation is Cholestech Corporation."

        (b)   At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        1.5   Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

        1.6   Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

        (a)   Conversion of Company Common Stock.

          (i)    Each share of common stock, no par value, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and any "Dissenting Shares" (as defined, and to the extent provided in Section 1.12(a)), will be canceled and extinguished and automatically converted into the right to receive the number of shares of common stock, par value $0.001 per share, of Parent ("Parent Common Stock") equal to the "Exchange Ratio" (as defined in Section 1.6(a)(ii) below) (the "Merger Consideration"), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.7(e). Unless otherwise stated or otherwise indicated by the context, all references in this Agreement to "Company Common Stock" shall be deemed to include the associated preferred share purchase rights ("Rights") issued pursuant to the Amended and Restated Preferred Share Rights Agreement, dated January 1, 2005, between the Company and Computershare Investor Services, LLC, as Rights Agent, as amended (the "Rights Agreement").

          (ii)   For purposes of this Agreement, the "Exchange Ratio" shall be equal to 0.43642, subject to adjustment as set forth in Section 1.6(e).

        (b)   Cancellation of Company-Owned and Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        (c)   Stock Options; Warrants; Employee Stock Purchase Plan. At the Effective Time, all options to purchase Company Common Stock then outstanding, whether under the Company's 1997 Stock Incentive Program, 1999 Nonstatutory Stock Option Plan or 2000 Stock Incentive Program (collectively, the "Company Option Plans") or pursuant to another Company compensatory plan or otherwise (each such option, whether issued pursuant to the Company Option Plans or otherwise, a "Company Option"), and each warrant then outstanding to acquire Company Common Stock (the "Company Warrants") shall be assumed by Parent in accordance with Section 5.8. At the Effective Time, Parent shall assume each of the Company Stock Option Plans, subject to adjustment as provided therein such that options granted under each such plan after the Effective Time, if any, shall be exercisable for the purchase of Parent Common Stock. Rights outstanding under the Company's 2002 Employee Stock Purchase Plan (the "Company ESPP") shall be treated as set forth in Section 5.8 of this Agreement.

        (d)   Capital Stock of Merger Sub. Each share of common stock, no par value, of Merger Sub ("Merger Sub Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of shares of capital stock of the Surviving Corporation.

        (e)   Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

        1.7   Exchange of Certificates.

        (a)   Exchange Agent. Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the "Exchange Agent") in the Merger.

        (b)   Exchange Fund. Promptly after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article 1, the Merger Consideration issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock and any payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) (the "Exchange Fund").

        (c)   Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates ("Certificates") that immediately prior to the Effective Time represented outstanding shares of Company Common Stock which were converted into shares of Parent Common Stock pursuant to Section 1.6 and to each holder of Dissenting Shares, (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which letter shall be reasonably acceptable to the Company), (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, and (iii) such notification as may be required under the CGCL to be given to the holders of Dissenting Shares. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time (and any payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of whole shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted (and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)). No interest will be paid or accrued on any cash in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company

Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

        (d)   Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the holders of certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.7(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

        (e)   Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Parent Common Stock for the ten most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the American Stock Exchange.

        (f)    Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(d)). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

        (g)   Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the Merger Consideration into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, (and cash for fractional shares, if any, as may be required pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such Merger Consideration, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

        (h)   No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (i)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Section 1.7 shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.7(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.7(d), in each case, without any interest thereon.

        1.8   No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (and any payments in respect thereof pursuant to Sections 1.7(d) and 1.7(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

        1.9   Restricted Stock. If any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("Company Restricted Stock") may be forfeited or repurchased by the Company upon any termination of the holder's employment, directorship or other relationship with the Company (and/or any affiliate of the Company) under the terms of any restricted stock purchase agreement or other agreement with the Company that does not by its terms provide that such repurchase option, risk of forfeiture or other condition fully lapses upon consummation of the Merger, then the shares of Parent Common Stock issued upon the conversion of such shares of Company Common Stock in the Merger will, unless otherwise accelerated by their terms as a result of the Merger, continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. The Company shall use its commercially reasonable efforts to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. A listing of the holders of Company Restricted Stock, together with the number of shares and the vesting schedule of Company Restricted Stock held by each, is set forth in Part 1.9 of the Company Disclosure Schedule.

        1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization described in section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations (the "Treasury Regulations").

        1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation shall be authorized to take all such lawful and necessary action.

        1.12 Dissenters' Rights.

        (a)   Notwithstanding any provision of this Agreement to the contrary other than Section 1.12(b), any shares of Company Common Stock held by a holder who, subject to and in accordance with Section 1300 et seq. of the CGCL, has duly demanded the Company to purchase such holder's shares of Company Common Stock pursuant to the CGCL and has complied with all of the provisions of the CGCL concerning the right of such holder to demand the Company to purchase such holder's shares of Company Common Stock and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares"), shall not be converted into or represent the right to receive Merger Consideration pursuant to Section 1.6, but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the CGCL.

        (b)   Notwithstanding the provisions of Section 1.6(a), if any holder of shares of Company Common Stock who demands purchase of such shares under the CGCL shall effectively withdraw or lose (through failure to perfect or otherwise) such right to demand purchase, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive, upon surrender of the certificate representing such shares pursuant to Section 1.7, Merger Consideration as provided in Section 1.6(a) (and any payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d) as though such shares had been so converted as of the Effective Time), in each case without interest thereon.

        (c)   The Company shall give Parent (i) prompt notice of any demands for purchase of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the CGCL which relate to any such demand for purchase and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for purchase under the CGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for purchase of Company Common Stock or settle, offer to settle or otherwise negotiate any such demands.

Article 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Merger Sub as set forth in this Article 2, subject to any exceptions stated in the disclosure schedule delivered by the Company to Parent dated as of the date hereof (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 2 and the disclosure in any section or paragraph shall qualify such sections and paragraphs, as well as other sections and paragraphs in this Article 2 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

        2.1   Organization; Subsidiaries.

        (a)   The Company and each of its subsidiaries (which subsidiaries are identified on Part 2.1 of the Company Disclosure Schedule) (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

        (b)   Neither the Company nor any of the other corporations identified in Part 2.1 of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, other than the entities identified in Part 2.1 of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written or oral agreement, contract, lease, instrument, note, option, warranty, purchase order, license, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither the Company, nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 2.1 of the Company Disclosure Schedule indicates the jurisdiction of organization of each entity listed therein and the Company's direct or indirect equity interest therein.

        (c)   The Company has delivered or made available to Parent a true and correct copy of the Articles of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the "Company Charter Documents"), and each such instrument is in full force and effect. The Company has not taken any action in violation of any of the provisions of the Articles of Incorporation and Bylaws of the Company. None of the Company's subsidiaries have taken any action in violation of its respective governing instruments, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

        2.2   Company Capitalization.

        (a)   The authorized capital stock of the Company consists solely of 25,000,000 shares of Company Common Stock, of which there were 15,681,174 shares issued and outstanding as of the close of business on May 31, 2007, and 5,000,000 shares of preferred stock, no par value, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company. From and after the Effective Time, the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, the Company or any other person, become subject to the restrictions, conditions and other provisions of such Company Restricted Stock, and Parent will automatically succeed to and become entitled to exercise the Company's rights and remedies under such Company Restricted Stock.

        (b)   As of the close of business on May 31, 2007, (i) 1,750,015 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options for an aggregate exercise price of $19,326,064.39, (ii) no shares of Company Common Stock are subject to issuance pursuant to outstanding Company Warrants and (iii) 92,674 shares of Company Common Stock are reserved for future issuance under the Company ESPP. Part 2.2(b) of the Company Disclosure Schedule sets forth the following information with respect to Company Options and Company Warrants outstanding as of the date of this Agreement: (i) the number of shares of Company Common Stock subject to Company Options or Company Warrants; (ii) the exercise prices of such Company Options or Company Warrants; (iii) the dates on which such Company Options or Company Warrants were granted or assumed; (iv) the Company Option Plan pursuant to which such Company Options were granted; and (v) whether, and to what extent, the exercisability of such Company Options or Company Warrants will be accelerated upon consummation of the transactions contemplated by this Agreement or any termination of employment thereafter.

        (c)   The Company has made available to Parent an accurate and complete copy of the Company Option Plans and each form of stock option agreement evidencing any Company Options and an accurate and complete copy of each Company Warrant. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 2.2(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option upon consummation of the Merger or any termination of employment thereafter.

        (d)   All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company Warrants and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Legal Requirements and (ii) except as would not reasonably be expected to have a Material Adverse Effect on the Company, all requirements set forth in applicable agreements or instruments. For the purposes of this Agreement, "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic (each, a "Governmental Entity").

        2.3   Obligations With Respect to Capital Stock. Other than as set forth in Section 2.2, as of the date hereof there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities the Company owns free and clear of all claims and Encumbrances (as defined below), directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Part 2.2 or Part 2.3 of the Company Disclosure Schedule, as of the date hereof there are no subscriptions, options, warrants, equity securities, convertible debt, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement and the Rights Agreement, there are no registration rights, and there is no voting trust, proxy, rights agreement, "poison pill" anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

        For purposes of this Agreement, (a) "Encumbrances" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset (other than those imposed by U.S. federal or state and foreign securities laws), any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) and

(b) "Permitted Encumbrances" means any or all of the following: (i) liens for Taxes (as defined in Section 2.7) and other similar governmental charges and assessments which are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; (iii) Encumbrances imposed on the underlying fee interest in leased property of the Company; (iv) zoning, entitlement, building and other land use regulations imposed by Governmental Entities that do not materially interfere with the use or operation of the property subject thereto; (v) Encumbrances reflected in the Company Financials; and (vi) Encumbrances which, individually or in the aggregate, are not material in character, amount or extent.

        2.4   Authority; Non-Contravention.

        (a)   The Company has all requisite corporate power and authority to enter into this Agreement and, subject only to the approval of the principal terms of the Merger by the required vote of the Company's shareholders (the "Company Shareholder Approval"), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the Company Shareholder Approval and the filing of the Merger Documents pursuant to the CGCL. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is sufficient for the Company's shareholders to approve the principal terms of the Merger, and no other approval of any holder of any securities of the Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

        (b)   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 2.4(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective material properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's (or a subsidiary's) rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, except in the case of this clause (iii) as would not reasonably be expected to have a Material Adverse Effect on the Company.

        (c)   No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Merger Documents with the Secretary of State of the State of California, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.19) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the effectiveness of the Registration Statement (as defined in Section 2.19), (iii) the filing of Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), together with the filing of any other comparable pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

        2.5   SEC Filings; Company Financial Statements.

        (a)   Since January 1, 2004, the Company has filed all forms, reports and documents required to be filed by the Company with the SEC and (if and to the extent such forms, reports and documents are not available on EDGAR) has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the requirements of Form 10-Q or Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company's operations, cash flows and shareholders' equity for the periods indicated, except that the unaudited interim financial statements may not contain all the footnotes required by GAAP for audited statements, and were or are subject to normal and recurring year-end adjustments that the Company does not expect to be material, individually or in the aggregate. The balance sheet of the Company contained in the Company SEC Reports as of December 29, 2006 is hereinafter referred to as the "Company Balance Sheet." Neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) except for (i) liabilities reflected on the Company Balance Sheet, (ii) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, (iii) liabilities incurred in connection with this Agreement and (iv) liabilities that would not reasonably be expected to have a Material Adverse Effect on the Company.

        (c)   The Company has not been notified by its independent registered public accounting firm or by the staff of the SEC that such firm or the staff of the SEC, as the case may be, is of the view that any financial statement included in any registration statement filed by the Company under the Securities Act or any periodic or current report filed by the Company under the Exchange Act should be restated, or that the Company should modify its accounting in future periods in a manner that would be materially adverse to the Company.

        (d)   The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") that are applicable to the Company, and any related rules and regulations promulgated by the SEC. The Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) are effective in all material respects. Neither the Company nor, to the Company's knowledge, its independent auditors have identified (i) any significant deficiency or material weakness in the Company's internal control over financial reporting, (ii) any fraud, whether or not material, that involves the Company's management or other employees who have a role in the preparation of financial statements or the Company's internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing. Since December 29, 2006, there has not been any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

        2.6   Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, there has not been: (i) any Material Adverse Effect with respect to the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company's capital stock or any other securities of the Company or its subsidiaries or any grant or issuance of any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees or service providers following their termination of service pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company's or any of its subsidiaries' capital stock, (iv) other than in the ordinary course of business consistent with past practice, any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their officers or employees, or any payment by the Company or any of its subsidiaries of any bonus to any of their officers or employees, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby or any acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of the Company's capital stock or any acceleration or release of any right to repurchase shares of the Company's capital stock upon the termination of employment or services with the Company, (v) any material change or alteration in the policy of the Company relating to the granting of stock options or other equity compensation to its employees and consultants, (vi) entry by the Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any development services, licensing, distribution, sales, services or other similar agreement with respect to any material Company Intellectual Property Rights (as defined in Section 2.9) other than in the ordinary course of business consistent with past practices, (vii) any acquisition, sale or transfer of any material asset by the Company or any of its subsidiaries other than in the ordinary course of business consistent with past practices, (viii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (ix) any material revaluation by the Company of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices.

        2.7   Taxes.

        (a)   The Company and each of its subsidiaries have timely filed all material Tax Returns required to be filed by or on behalf of the Company and each of its subsidiaries; such Tax Returns were accurate and complete in all material respects; and the Company and each of its subsidiaries have paid all material Taxes due and owing (whether or not shown on such Tax Returns).

        (b)   The Company and each of its subsidiaries have withheld and paid all material Taxes required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

        (c)   Neither the Company nor any of its subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return.

        (d)   Neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

        (e)   Neither the Company nor any of its subsidiaries has received from any taxing authority any (i) written notice indicating an intent to open an audit or other review with respect to material Taxes or (ii) written notice or deficiency or proposed adjustment for any material amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its subsidiaries.

        (f)    No tax audit or administrative or judicial Tax proceeding is pending or presently in progress with respect to a material Tax Return of the Company or any of its subsidiaries.

        (g)   The unpaid Taxes of the Company and its subsidiaries did not, as of the date of the Company Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing their Tax Returns.

        (h)   Neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that would result, separately or in the aggregate, in the payment of any (i) "excess parachute payment" within the meaning of Code section 280G (or any corresponding provision of state, local of foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code section 162(m) or 404 (or any corresponding provision of state, local of foreign Tax law).

        (i)    Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

        (j)    Neither the Company nor any of its subsidiaries (A) has been a member of an Affiliated Group (as defined below) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

        (k)   Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

        (l)    Neither the Company nor any of its subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by section 355 or 361 of the Code.

        (m)  To the Company's knowledge, there is no fact or circumstance, and the Company has no present plan or intention, that would be reasonably likely to prevent the Merger from qualifying as a "reorganization" pursuant to the provisions of section 368 of the Code.

        (n)   The Company has made available to Parent correct and complete copies of all foreign, federal and state income tax and all state sales and use Tax Returns filed for the Company and each of its subsidiaries and each of the Company's and its subsidiaries' predecessor entities, if any, filed since March 30, 2001.

        "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person.

        "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        "Affiliated Group" means any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

        2.8   Title to Properties.

        (a)   Neither the Company nor any of its subsidiaries owns any interest in real property. Part 2.8 of the Company Disclosure Schedule list all real property leases to which the Company or any of its subsidiaries is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and there is not, under any of such leases involving the occupancy of more than 10,000 square feet (collectively, the "Real Estate Agreements"), any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against the Company or any of its subsidiaries in excess of $250,000.

        (b)   The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except for Permitted Encumbrances. Each of the Company's subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except for Permitted Encumbrances.

        (c)   The assets owned or leased by the Company and its subsidiaries include all of the material assets, rights and properties necessary for, and all of the assets, rights and properties used or held for use by the Company, its subsidiaries or any other person in, carrying out the Company's business as currently conducted, including the design, development, marketing, production, upgrade, revision, maintenance, licensing or manufacture of any of the products of the Company or any of its subsidiaries under an FDA-compliant quality system. None of such assets and properties that are material to the Company and its subsidiaries taken as a whole is in the possession, custody or control of any person other than the Company and its subsidiaries.

        2.9   Intellectual Property. For purposes of this Agreement, the following terms shall have the definitions set forth below:

        "Company Intellectual Property Rights" means all intellectual property rights used by the Company and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the "Company Marks"); (ii) all patents, patent applications and continuations (collectively, the "Company Patents"); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the "Company Copyrights"); and (iv) trade secret rights and rights to confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the "Company Secret Information"). For purposes of this Section 2.9, "software" means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

        (a)   Part 2.9 of the Company Disclosure Schedule sets forth a complete and correct list of each of the following which is owned by the Company or its subsidiaries: (i) each registered Company Mark, (ii) each Company Patent and (iii) each registered Company Copyright. To the Company's knowledge, the Company or one of its subsidiaries: (i) owns all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Company Intellectual Property Rights that it does not so own. The Company and its subsidiaries have made all necessary filings, recordations and payments (i) to protect and maintain their interests in the Company Intellectual Property Rights owned by the Company or any of its subsidiaries and listed or required to be listed in Part 2.9 of the Company Disclosure Schedule and (ii) to comply in all material respects with contractual obligations that the Company or any of its subsidiaries has to third parties, if any, to protect and maintain Company Intellectual Property Rights that are licensed to the Company or any of its subsidiaries by such third parties.

        (b)   Immediately after the Effective Time, the Surviving Corporation and its subsidiaries will have the same rights with respect to the material Company Intellectual Property Rights as the Company and its subsidiaries immediately before the Effective Time and without the payment of any additional material amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. All of the rights of the Company and its subsidiaries with respect to the Company Intellectual Property Rights owned by the Company or any of its subsidiaries are freely assignable in their own respective names, including the right to create derivative works, and neither the Company nor any of its subsidiaries is under any obligation to obtain any approval or consent for use of any of such Company Intellectual Property Rights. As of the Effective Time, the Surviving Corporation and its subsidiaries will own or have a valid right to use the Company Intellectual Property Rights and will have the unrestricted right and authority to fully use and exploit the Company Intellectual Property Rights owned by the Company or any of its subsidiaries for commercial purposes.

        (c)   To the Company's knowledge, neither the business of the Company or any of its subsidiaries nor any of the products, services or technology used, sold, offered for sale or licensed or publicly proposed for use, sale, offer for sale or license by the Company or any of its subsidiaries infringes any intellectual property rights of any person, other than such infringements as would not cause a material loss to the Company.

        (d)   To the Company's knowledge, (i) all the Company Patents are valid and subsisting, (ii) none of the Company Patents is being infringed and (iii) within the past three years neither the validity nor the enforceability of any of the Company Patents has been challenged by any person.

        (e)   To the Company's knowledge, (i) all the Company Marks are valid and subsisting, (ii) none of the Company Marks is being infringed or diluted and (iii) within the past three years none of the Company Marks has been opposed or challenged and no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of any Company Mark.

        (f)    To the Company's knowledge, (i) all the Company Copyrights, whether or not registered, are valid and enforceable, (ii) none of the Company Copyrights is being infringed, or its validity challenged or threatened in any way and (iii) within the past three years no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of the Company Copyrights.

        (g)   The Company and its subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Company Secret Information. To the Company's knowledge, no Company Secret Information has been used, divulged or appropriated for the benefit of any person (other than the Company or any of its subsidiaries) or otherwise misappropriated in a manner which would reasonably be expected to have a Material Adverse Effect on the Company.

        (h)   No Company Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that has been served upon or, to the Company's knowledge, filed against, the Company that restricts in any manner the licensing thereof by the Company or any of its subsidiaries.

        (i)    To the Company's knowledge, no employees engaged in the development of products or services or in performing sales and marketing functions on behalf of the Company or any of its subsidiaries is obligated under any contract with any third party which would materially conflict with such employee's rights to engage in any such activity on behalf of the Company or any of its subsidiaries.

        (j)    All employees, contractors, agents and consultants of the Company or any of its subsidiaries who are or were involved in the creation of any Company Intellectual Property Rights owned by the Company or any of its subsidiaries have executed an assignment of inventions agreement to vest in the Company or its subsidiary, as appropriate, exclusive ownership of such Company Intellectual Property Rights, except where the failure to have executed such an agreement will not reasonably be expected to have a Material Adverse Effect on the Company. All employees, contractors, agents and consultants of the Company or any of its subsidiaries who have or have had access to Company Secret Information owned by the Company or any of its subsidiaries have executed nondisclosure agreements to protect the confidentiality of such Company Secret Information, except where the failure to have executed such an agreement will not reasonably be expected to have a Material Adverse Effect on the Company.

        2.10 Compliance with Laws.

        (a)   Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to the Company or any of its subsidiaries or by which the

Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any Company Contract (as defined in Section 2.16), except for conflicts, violations and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. To the Company's knowledge, no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company and its subsidiaries as currently conducted.

        (b)   The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to or required for the operation of the business of the Company and of its subsidiaries as currently conducted (collectively, the "Company Permits"), except where the failure to hold any permit, license, variance, exemption, order or approval would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

        2.11 Regulatory Matters.

        (a)   To the Company's knowledge, the Company and its subsidiaries are in compliance in all material respects with all applicable statutes, rules and regulations of the U.S. Food and Drug Administration and similar federal, state or local Governmental Entities (collectively, the "FDA") and similar foreign Governmental Entities ("Foreign Authorities") with respect to the sale, labeling, storing, testing, development, distribution, or marketing of the products being distributed or developed by or on behalf of the Company and its subsidiaries. The Company has previously made available to Parent true and complete copies of all applications, approvals, clearances, registrations or licenses obtained by the Company or any of its subsidiaries from the FDA or Foreign Authorities, or required in connection with the conduct of the business of the Company and its subsidiaries as currently conducted and has made all such information available to Parent.

        (b)   The Company has made available to Parent true and correct copies of all material written communications, and material oral communications to the extent reduced to written form, between the Company and its subsidiaries, on the one hand, and the FDA or Foreign Authorities, on the other hand, in each case since January 1, 2004, with respect to the products being distributed or developed by or on behalf of the Company and its subsidiaries (collectively, the "FDA Correspondence"). The Company shall promptly deliver to Parent copies of all FDA Correspondence received or reduced to written form from the date hereof through the Closing. Neither the Company nor any of its subsidiaries is in receipt of written notice of, or, to the Company's knowledge, is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any products being distributed or developed by or on behalf of the Company or any of its subsidiaries or to the facilities in which any such products are manufactured, collected or handled, by the FDA or Foreign Authorities.

        (c)   To the Company's knowledge, there are no pending or threatened actions, proceedings or enforcement actions by the FDA or Foreign Authorities which would prohibit or materially adversely impact the conduct of the business of the Company and its subsidiaries as currently conducted.

        (d)   Neither the Company nor any of its subsidiaries has made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or Foreign Authorities prepared or maintained to comply with the requirements of the FDA or Foreign

Authorities relating to the Company, its subsidiaries or any product being distributed or developed by or on behalf of the Company or any of its subsidiaries.

        (e)   Neither the Company nor any of its subsidiaries has received any notification, written or oral, that remains unresolved, from FDA or Foreign Authorities indicating that any product of the Company or any of its subsidiaries is misbranded or adulterated as defined in the U.S. Food, Drug & Cosmetic Act, 21 U.S.C. § 321, et seq., as amended, and the rules and regulations promulgated thereunder, or has violated in any similar respect the laws, rules or regulations of any Foreign Authority.

        (f)    No product of the Company or any of its subsidiaries has been recalled or withdrawn from the market as a result of any action by the FDA or any Foreign Authority against the Company or any of its subsidiaries or, to the Company's knowledge, any licensee, distributor or marketer of any product of the Company or any of its subsidiaries, whether in the United States or elsewhere.

        (g)   To the Company's knowledge, neither the Company nor any of its subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, its subsidiaries and, to the Company's knowledge, any manager, officer, employee or agent of the Company or any of its subsidiaries has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

        (h)   The FDA complaint handling system of the Company and its subsidiaries has been made available for review by Parent and contains complete and correct information about all product defect claims and all products returned to the Company or any of its subsidiaries because of warranty or other problems. The records of the Company and its subsidiaries relating to credits and allowances made with respect to any product have been made available to Parent and, to the Company's knowledge, are true and correct in all material respects. Neither the Company nor any of its subsidiaries maintains any records of warranty or other product defect claims other than the Company's FDA complaint handling system.

        2.12 Warranty Matters; Product Liability. Each product sold, leased, licensed or delivered by the Company or any of its subsidiaries has been in conformity in all material respects with all applicable product specifications and contractual commitments and all express warranties, and neither the Company nor any of its subsidiaries has any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or repair thereof or other damages in connection therewith that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company (and, to the Company's knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any such liability or obligation). There are no existing or, to the Company's knowledge, threatened product liability, warranty, failure to adequately warn or other similar claims against the Company or any of its subsidiaries relating to or involving the products of the Company or any of its subsidiaries which would reasonably be expected to give rise to any material liability to the Company. To the Company's knowledge, there are no written statements, citations, correspondence or decisions by any Governmental Entity indicating that any marketed product is defective or unsafe or fails to meet any product warranty or any standards promulgated by any Governmental Entity. To the Company's knowledge, there is no (i) fact relating to any product of the Company or any of its subsidiaries that would impose upon the Company or any of its subsidiaries a duty to recall any such product or a duty to warn customers of a defect in any such product or (ii) material latent or overt design, manufacturing or other defect in any such product. No written notice of claim has been served against the Company or any of its subsidiaries for material renegotiation or price redetermination of any business transaction that is material to the business of the Company or any of its subsidiaries, and, to the Company's knowledge, there are no facts upon which any such claim could reasonably be based.

        2.13 Litigation. There are no claims, suits, actions or proceedings pending or, to the Company's knowledge, threatened against, relating to or affecting the Company or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged in any proceeding the legal right of the Company or any of its subsidiaries to design, offer or sell any of its products or services in the present manner or style thereof or otherwise to conduct its business as currently conducted.

        2.14 Employee Benefit Plans.

        (a)   Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.14(a)(i) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i)    "Affiliate" shall mean any other person or entity under common control with the Company within the meaning of Sections 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

          (ii)   "Company Employee Plan" shall mean each "employee benefit plan" within the meaning of Section 3(3) of ERISA and any other material plan, program, policy, practice, contract, agreement or other arrangement providing for deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, which (i) is maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee or (ii) has been so maintained and with respect to which the Company or any Affiliate has any current or future liability or obligations;

          (iii)  "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

          (iv)  "DOL" shall mean the Department of Labor;

          (v)   "Employee" shall mean any current, former or retired employee, officer or director of the Company or any Affiliate;

          (vi)  "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant with respect to which the Company or any Affiliate has any current or future liability or obligations;

          (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

          (ix)  "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

          (x)   "IRS" shall mean the Internal Revenue Service;

          (xi)  "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

          (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

          (xiii) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

        (b)   Disclosure of Plans. Part 2.14(b) of the Company Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and Employee Agreement. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

        (c)   Documents. The Company has made available to Parent: (i) accurate and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) the most recent IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all model COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

        (d)   Employee Plan Compliance. (i) Each of the Company and its Affiliates has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to, each Company Employee Plan and/or Employee Agreement, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable Legal Requirements, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received (A) a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code (or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination) or (B) if such Plan is on a prototype or volume submitter plan document, such prototype or volume submitter document has received a favorable opinion letter, and no event has occurred which would adversely affect the status of such determination letter or opinion letter or the qualified status of such Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the Company's knowledge, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued either before or after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the Company's knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from the Company or any Affiliate with respect to any of the Company Employee Plans have been made as required under ERISA or have been accrued on the Company Balance Sheet.

        (e)   Pension Plans. Neither the Company nor any of its Affiliates has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

        (f)    Multiemployer Plans. Neither the Company nor any of its Affiliates has ever contributed to or been required to contribute to any Multiemployer Plan.

        (g)   No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Affiliates has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

        (h)   COBRA. The requirements of COBRA have been met in all material respects with respect to each Company Employee Plan subject to COBRA.

        (i)    Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

        (j)    Employment Matters. Each of the Company and its subsidiaries: (i) is in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, immigration, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws and laws applicable to employee benefits; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Company's knowledge, there are no pending, threatened or reasonably anticipated claims or actions against the Company or any of its subsidiaries under any workers compensation policy or long-term disability policy. To the Company's knowledge, no Employee has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee's employment by the Company or any of its subsidiaries or disclosure to the Company or any of its subsidiaries or use of trade secrets or proprietary information of any other person or entity. All Employees are legally permitted to be employed by the Company or any of its subsidiaries in the United States of America in their current jobs. To the Company's knowledge, there are no controversies pending or threatened between the Company or any of its subsidiaries, on the one hand, and any Employee, on the other hand, that would be reasonably likely to result in any material liability to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has any employment contracts, Employee Agreements, or consulting agreements currently in effect that are not terminable at will (other than agreements for the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). Neither the Company nor any of its subsidiaries will have any material liability to any Employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

        (k)   Labor. No work stoppage or labor strike against the Company or any of its subsidiaries is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. To the Company's knowledge, there are no actions, suits, claims, labor disputes or grievances pending, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its subsidiaries has ever been a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries.

        (l)    International Employee Plans. Neither the Company nor any Affiliate currently maintains, has established, sponsors, participates in, or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to any International Employee Plan or had any obligation to do so.

        (m)  Code Section 409A. Each Company Employee Plan that is a "nonqualified deferred compensation plan" (as defined in section 409A(d)(1) of the Code) complies in all material respects with section 409A of the Code and any Internal Revenue Service guidance issued thereunder.

        2.15 Environmental Matters.

        (a)   Hazardous Material. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by any applicable Legal Requirement to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a "Hazardous Material") are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that the Company or any of its present or former subsidiaries has at any time owned, operated, occupied or leased.

        (b)   Hazardous Materials Activities. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any Legal Requirement in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

        (c)   Environmental Liabilities. To the Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending or threatened by any Governmental Entity against the Company or any of its subsidiaries concerning any Company Permit held pursuant to environmental laws, any Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries.

        2.16 Certain Agreements. Except as otherwise set forth in the applicable lettered subsection of Part 2.16 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by:

        (a)   any employment or consulting agreement or commitment with any Employee or member of the Company's Board of Directors, providing any term of employment or compensation guarantee or any consulting agreement or any employment agreement that provides severance benefits or other benefits after the termination of employment or services of such person regardless of the reason for such termination, except as required by applicable law;

        (b)   any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c)   any material agreement of indemnification by the Company or any of its subsidiaries or any material guaranty by the Company or any of its subsidiaries, but excluding any agreement of indemnification and any guaranty entered into in connection with the distribution, sale or license of the Company's or its subsidiaries' products or services or the procurement of any third-party products or services, in each case in the ordinary course of business;

        (d)   any loan agreement, promissory note or other instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise in excess of $50,000;

        (e)   any agreement, obligation or commitment containing covenants that limit the Company's or any of its subsidiaries' freedom to compete in any line of business or in any geographic area (but excluding field of use, territorial and like limitations with respect to Intellectual Property licensed to the Company or any of its subsidiaries) or which would so limit Parent, the Company or the Surviving Corporation or any of its subsidiaries after the Effective Time or granting any exclusive distribution or other exclusive rights;

        (f)    any agreement or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business and consistent with past practice, or pursuant to which the Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise other than the Company's subsidiaries;

        (g)   any licensing, distribution, resale or other agreement, contract or commitment with regard to the distribution, sale or licensing of any Company products under which the Company received in excess of $1,000,000 during the fiscal year ended March 30, 2007;

        (h)   agreement to forgive any indebtedness of any person to the Company or any of its subsidiaries in excess of $50,000;

        (i)    any Real Estate Agreements;

        (j)    agreement pursuant to which the Company or any of its subsidiaries (A) has been granted license rights under any intellectual property rights of any third party that are material to the operation of its business (other than (i) licenses of off-the-shelf commercial software programs and (ii) non-disclosure agreements and other agreements entered into between the Company and its subsidiaries in the ordinary course of business); (B) incorporates any third-party intellectual property in any of its products; or (C) has granted to any third party an exclusive license of any Company Intellectual Property Rights owned by the Company or any of its subsidiaries or any license of source code (excluding customary source code escrow arrangements entered into in the ordinary course of business);

        (k)   agreement obligating the Company or any of its subsidiaries to make aggregate payments in excess of $250,000 to any third party during the twelve-month period ending June 30, 2008 which is not terminable by the Company or any of its subsidiaries without penalty or further liability exceeding $50,000 upon 30 days' notice or less (excluding Real Estate Agreements);

        (l)    other than such agreements addressed by Section 2.16(g), agreement pursuant to which the Company or any of its subsidiaries (A) reasonably expects to receive aggregate payments in excess of $250,000 during the twelve-month period ending June 30, 2008 or (B) reasonably expects to recognize revenue in such aggregate amount during such period;

        (m)  agreement or commitment with any affiliate of the Company;

        (n)   agreement or commitment providing for capital expenditures by the Company or any of its subsidiaries in excess of $250,000; or

        (o)   other agreement or commitment that is material to the business of the Company and its subsidiaries, taken as a whole, as presently conducted.

        Each agreement, contract, obligation, plan or commitment that is required to be disclosed in the Company Disclosure Schedule pursuant to clauses (a) through (p) above or pursuant to Section 2.9 and each agreement, contract, obligation, plan or commitment that is or is required to be filed with any Company SEC Report shall be referred to herein as a "Company Contract." Each Company Contract is enforceable against the Company (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies) and, to the Company's knowledge, is enforceable against the other party or parties thereto (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its subsidiaries, nor to the Company's knowledge, any other party thereto, is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice alleging that it has breached, violated or defaulted under, any of the terms or conditions of any Company Contract in such a manner as would permit any other party thereto to cancel or terminate any such Company Contract, or would permit any other party to seek damages or other remedies for any or all such alleged breaches, violations or defaults.

        2.17 Brokers' and Finders' Fees. Except for fees payable to Savvian Advisors, LLC pursuant to an engagement letter dated October 6, 2006, a copy of which has been made available to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders'

fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        2.18 Insurance. Each of the Company and its subsidiaries has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of the Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed in writing by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the Company's knowledge, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

        2.19 Disclosure. The information regarding the Company incorporated by reference in, or supplied by the Company for inclusion in, the Registration Statement on Form S-4 (or any successor form thereto) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the "Registration Statement") shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information regarding the Company incorporated by reference in, or supplied by the Company for inclusion in, the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the "Proxy Statement/Prospectus") shall not, as of the date the Proxy Statement/Prospectus is mailed to the shareholders of the Company, as of the time of the meeting of the Company's shareholders (the "Company Shareholders' Meeting") to consider the Company Shareholder Approval, or as of the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) omit to state any material fact necessary to correct any statement regarding the Company in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers, directors or shareholders shall become known by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents or incorporated by reference into any of the foregoing documents from the Parent SEC Reports.

        2.20 Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and (iii) recommended that the shareholders of the Company approve the principal terms of the Merger.

        2.21 Fairness Opinion. The Company's Board of Directors has received a written opinion from Savvian Advisors, LLC, dated as of the date hereof, to the effect that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the outstanding shares of Company Common Stock, and has delivered to Parent a copy of such opinion.

        2.22 Accounting System. The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has delivered to Parent complete and accurate copies of any management letter or similar correspondence since March 29, 2004 from any independent registered public accounting firm or other auditor of the Company or any of its subsidiaries.

        2.23 Company Rights Agreement. The Rights Agreement is inapplicable to the Merger and the other transactions contemplated by this Agreement, and (a) none of Parent or its subsidiaries will be an "Acquiring Person" (as defined in the Rights Agreement) by virtue of the execution, delivery, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby and (b) a "Distribution Date" (as defined in the Rights Agreement) will not occur by reason of the execution, delivery, announcement or performance of this Agreement, the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement. No other anti-takeover, control share acquisition, fair price, moratorium or other similar statute (each, a "Takeover Statute") applies to this Agreement, the Merger or the other transactions contemplated hereby.

        2.24 Affiliates. Part 2.24 of the Company Disclosure Schedule provides a complete list of those persons who may reasonably be deemed to be affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate"). Except as set forth in the Company SEC Reports, since the date of the Company's last proxy statement filed with the SEC (other than the Proxy Statement/Prospectus), no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Article 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub represent and warrant to the Company as set forth in this Article 3, subject to any exceptions expressly stated in the disclosure schedule delivered by Parent to the Company dated as of the date hereof (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 3 and the disclosure in any section or paragraph shall qualify such sections and paragraphs, as well as other sections and paragraphs in this Article 3 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

        3.1   Organization of Parent and Merger Sub.

        (a)   Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not have a Material Adverse Effect on Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

        (b)   Parent has delivered or made available to the Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and the Articles of Incorporation and Bylaws of Merger Sub, each as amended to date (collectively, the "Parent Charter Documents"), and each such instrument is in full force and effect. Neither Parent nor Merger Sub has taken any action in violation of any of the provisions of the Parent Charter Documents.

        3.2   Parent and Merger Sub Capitalization.

        (a)   The authorized capital stock of Parent consists solely of 100,000,000 shares of Parent Common Stock, of which there were 46,616,277 shares issued and outstanding as of the close of business on May 31, 2007, 2,666,667 shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Parent Series A Preferred Stock"), and 2,333,333 shares of undesignated Preferred Stock, par value $0.001 per share ("Parent Undesignated Preferred Stock" and together with the Parent Series A Preferred Stock, the "Parent Preferred Stock"), of which no shares are issued or outstanding as of the date hereof. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound.

        (b)   As of the close of business on May 31, 2007, 7,716,082 shares of Parent Common Stock have been authorized and remain reserved for issuance, of which (i) 6,462,545 shares remain reserved for issuance pursuant to Parent's 2001 Stock Option and Incentive Plan (the "Parent Stock Option Plan"), subject to adjustment on the terms set forth in the Parent Stock Option Plan, (ii) 744,527 shares remain reserved for issuance upon the exercise of outstanding stock options to purchase Parent Common Stock that were not granted under the Parent Stock Option Plan, (iii) 203,483 shares remain reserved for issuance pursuant to Parent's 2001 Employee Stock Purchase Plan, as amended, and (iv) 305,527 shares were authorized and remain reserved for issuance upon the exercise of outstanding warrants to purchase shares of Parent Common Stock. As of the close of business on May 31, 2007, there were outstanding options to purchase 4,892,719 shares of Parent Common Stock under the Parent Stock Option Plan, and options to purchase 1,569,826 shares of Parent Common Stock remain available for grant thereunder. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as otherwise set forth in this Section 3.2, as of the date hereof there are no equity securities of any class of Parent equity security, or any securities exchangeable or convertible into or exercisable for such equity securities issued, reserved for issuance or outstanding other than such equity securities that do not, in the aggregate, represent in excess of 1% of outstanding shares of Parent Common Stock, on a fully diluted as converted basis.

        (c)   The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All of the outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

        (d)   The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Parent Charter Documents or any agreement or document to which Parent is a party or by which it or its assets is bound.

        3.3   Authority; Non-Contravention.

        (a)   Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the filing of the Merger Documents pursuant to the CGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

        (b)   The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective material properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or Merger Sub's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected, except in the case of this clause (iii) as would not reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, considered as a whole.

        (c)   No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Merger Documents with the Secretary of State of the State of California, (ii) the filing of the Proxy Statement/Prospectus and the Registration Statement with the SEC and a Schedule 13D with regard to the Voting Agreements in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) the filing of Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, together with the filing of any other comparable pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Surviving Corporation or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

        3.4   SEC Filings; Parent Financial Statements.

        (a)   Since January 1, 2004, Parent has filed all forms, reports and documents required to be filed by Parent with the SEC and (if and to the extent such forms, reports and documents are not available on EDGAR) has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including each Parent SEC

Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the requirements of Form 10-Q or Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations, cash flows and shareholders' equity for the periods indicated, except that the unaudited interim financial statements may not contain all the footnotes required by GAAP for audited statements and were or are subject to normal and recurring year-end adjustments that Parent does not expect to be material, individually or in the aggregate. The balance sheet of Parent contained in Parent SEC Reports as of March 31, 2007 is hereinafter referred to as the "Parent Balance Sheet." Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except for (i) liabilities reflected on the Parent Balance Sheet, (ii) liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, (iii) liabilities incurred in connection with this Agreement and (iv) liabilities that would not have a Material Adverse Effect on Parent.

        (c)   Parent has not been notified by its independent registered public accounting firm or by the staff of the SEC that such firm or the staff of the SEC, as the case may be, is of the view that any financial statement included in any registration statement filed by Parent under the Securities Act or any periodic or current report filed by Parent under the Exchange Act should be restated, or that Parent should modify its accounting in future periods in a manner that would be materially adverse to Parent.

        (d)   Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to Parent, and any related rules and regulations promulgated by the SEC. Parent's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) are effective in all material respects. Neither Parent nor, to Parent's knowledge, its independent auditors have identified (i) any significant deficiency or material weakness in Parent's internal control over financial reporting, (ii) any fraud, whether or not material, that involves Parent's management or other employees who have a role in the preparation of financial statements or Parent's internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing. Since March 31, 2007, there has not been any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

        3.5   Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, there has not been: (i) any Material Adverse Effect with respect to Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees or service providers following their termination of service pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any material revaluation by Parent of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business.

        3.6   Intellectual Property. For purposes of this Agreement, the following terms shall have the definitions set forth below:

        "Parent Intellectual Property Rights" means all intellectual property rights used by Parent and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the "Parent Marks"); (ii) all patents, patent applications and continuations (collectively, the "Parent Patents"); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the "Parent Copyrights"); and (iv) trade secret rights and rights to confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the "Parent Secret Information"). For purposes of this Section 3.6, "software" means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

        (a)   To Parent's knowledge, Parent or one of its subsidiaries: (i) owns all right, title and interest in and to the Parent Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Parent Intellectual Property Rights that it does not so own. Parent and its subsidiaries have made all necessary filings, recordations and payments (i) to protect and maintain their interests in each registered Parent Mark, Parent Patent and registered Parent Copyright owned by Parent or any of its subsidiaries and (ii) to comply in all material respects with contractual obligations that Parent or any of its subsidiaries has to third parties, if any, to protect and maintain Parent Intellectual Property Rights that are licensed to Parent or any of its subsidiaries by such third parties.

        (b)   To Parent's knowledge, neither the business of Parent or any of its subsidiaries nor any of the products, services or technology used, sold, offered for sale or licensed or publicly proposed for use, sale, offer for sale or license by Parent or any of its subsidiaries infringes any intellectual property rights of any person, other than such infringements as would not cause a material loss to Parent.

        (c)   To Parent's knowledge, (i) all the Parent Patents are valid and subsisting, (ii) none of the Parent Patents is being infringed and (iii) within the past three years neither the validity nor the enforceability of any of the Parent Patents has been challenged by any person.

        (d)   To Parent's knowledge, (i) all the Parent Marks are valid and subsisting, (ii) none of the Parent Marks is being infringed or diluted and (iii) within the past three years none of the Parent Marks has been opposed or challenged and no proceeding has been commenced or threatened that would seek to prevent the use by Parent or any of its subsidiaries of any Parent Mark.

        (e)   To Parent's knowledge, (i) all the Parent Copyrights, whether or not registered, are valid and enforceable, (ii) none of the Parent Copyrights is being infringed, or its validity challenged or threatened in any way and (iii) within the past three years no proceeding has been commenced or threatened that would seek to prevent the use by Parent or any of its subsidiaries of the Parent Copyrights.

        (f)    Parent and its subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Parent Secret Information. To Parent's knowledge, no Parent Secret Information has been used, divulged or appropriated for the benefit of any person (other than Parent or any of its subsidiaries) or otherwise misappropriated in a manner which would reasonably be expected to have a Material Adverse Effect on Parent.

        (g)   No Parent Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that has been served upon or, to Parent's knowledge, filed against, Parent that restricts in any manner the licensing thereof by Parent or any of its subsidiaries.

        3.7   Compliance with Laws.

        (a)   Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective material properties is bound or affected, except for conflicts, violations and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent's knowledge, no investigation or review by any Governmental Entity is pending or has been threatened against Parent or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent and its subsidiaries as currently conducted.

        (b)   Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to or required for the operation of the business of Parent and of its subsidiaries as currently conducted (collectively, the "Parent Permits"), except where the failure to hold any permit, license, variance, exemption, order or approval would not reasonably be expected to have a Material Adverse Effect on Parent. Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

        3.8   Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged in any proceeding the legal right of Parent or any of its subsidiaries to design, offer or sell any of its products or services in the present manner or style thereof or otherwise to conduct its business as currently conducted.

        3.9   Disclosure. The information regarding Parent incorporated by reference in, or supplied by Parent for inclusion in, the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information regarding Parent incorporated by reference in, or supplied by Parent for inclusion in, the Proxy Statement/Prospectus shall not, as of the date the Proxy Statement/Prospectus is mailed to the Company's shareholders, as of the time of the Company Shareholders' Meeting, or as of the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) omit to state any material fact necessary to correct any statement regarding Parent or Merger Sub in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its affiliates, officers, directors or shareholders shall become known by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents or incorporated by reference into any of the foregoing documents from the Company SEC Reports.

        3.10 Brokers' and Finders' Fees. Except for fees payable to Covington Associates, LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.11 Accounting System. Parent and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Article 4
CONDUCT PRIOR TO THE EFFECTIVE TIME

        4.1   Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of the Company and its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld), carry on its business in the usual, regular and ordinary course of business, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, pay its debts and Taxes in the ordinary course of business consistent with past practice, subject to good faith disputes over such debts or Taxes, and pay or perform other material obligations in the ordinary course of business consistent with past practice, and use its commercially reasonable efforts consistent with past practice to (i) preserve intact its present business organization and (ii) continue to manage in the ordinary course of business its business relationships with third parties.

        In addition, except as permitted by the terms of this Agreement or as set forth in Part 4.1 of the Company Disclosure Schedule, without the prior written consent of Parent (which consent shall not be unreasonably withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a)   Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock, or reprice options granted to any employee, consultant, director or authorize cash payments in exchange for any options or take any such action with regard to any warrant or other right to acquire capital stock;

        (b)   Grant any severance or termination pay to any officer or employee except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously made available or disclosed in writing to Parent, or adopt any new severance plan;

        (c)   Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Company Intellectual Property Rights, other than in the ordinary course of business;

        (d)   Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e)   Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment or service relationship with any employee or service provider pursuant to option agreements or purchase agreements in effect on the date hereof;

        (f)    Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of Company Options and Company Warrants, (ii) shares of Company Common Stock issuable to participants in the Company ESPP consistent with the terms thereof, or (iii) granting to employees or other service providers (other than directors or officers of the Company) Company Options to acquire no more than the number of shares set forth in Part 4.1(f) of the Company Disclosure Schedule under the Company Option Plans that are existing as of the date hereof in the ordinary course of business consistent with past practice in connection with periodic compensation reviews, ordinary course promotions or to new hires; provided that no Company Options permitted to be granted under this clause (iii) may provide for any acceleration of any benefit, directly or indirectly, as a result of the transactions contemplated by this Agreement or any termination of employment or service thereafter;

        (g)   Cause, permit or propose any amendments to the Company Charter Documents or to the charter documents of any subsidiary of the Company;

        (h)   Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, business organization or other person or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic relationships or alliances or make any material loan or advance to, or investment in, any person, except for loans or capital contributions to a subsidiary or advances of routine business or travel expenses to employees, officers or directors in the ordinary course of business consistent with past practice;

        (i)    Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company;

        (j)    Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables in the ordinary course of business or (ii) pursuant to existing credit facilities in the ordinary course of business;

        (k)   Adopt or, except as required by applicable Legal Requirements, amend any Company Employee Plan, Employee Agreement or other employee benefit plan or equity plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, or change in any material respect any management policies or procedures, other than salary increases for employees (other than officers and directors) in the ordinary course of business consistent with past practice;

        (l)    Make any capital expenditures in excess of $250,000 in the aggregate;

        (m)  Modify, amend or terminate any Company Contract or waive, release or assign any material rights or claims thereunder, except in the ordinary course of business consistent with past practice;

        (n)   Enter into, modify, amend or cancel any material development services, licensing, distribution, purchase, sales, sales representation or other similar agreement or obligation with respect to any material Company Intellectual Property Rights or enter into any contract of a character required to be disclosed by Section 2.16 (except for contracts of a character required to be disclosed by subsections (g) and (l) of Section 2.16 and, to the extent addressed by (g) or (l), subsection (o) of Section 2.16, and entered into in the ordinary course of business);

        (o)   Materially revalue any of its assets or, except as required by GAAP, make any change in tax or accounting methods, principles or practices;

        (p)   Discharge, settle or satisfy any disputed claim, litigation, arbitration, disputed liability or other controversy (absolute, accrued, asserted or unasserted, contingent or otherwise), including any liability for Taxes, other than the discharge or satisfaction in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in the Company Balance Sheet or incurred since December 29, 2006 in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party; provided, however, that the discharge or settlement of any disputed claim, liability or other controversy in the amount of less than $250,000 shall not be deemed to be prohibited by the foregoing;

        (q)   Except as otherwise contemplated by Sections 2.23 and 5.12, redeem the Rights or amend or terminate the Rights Agreement;

        (r)   Take any action that is intended or would reasonably be expected to prevent or materially impede the consummation of any of the transactions contemplated by this Agreement, including with respect to the Rights Agreement or any other "poison pill" or similar plan, agreement or arrangement, any other anti-takeover measure, or any Takeover Statute;

        (s)   Take any action that is intended or would reasonably be expected to result in any of the conditions set forth in Article 6 not being satisfied; or

        (t)    Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through 4.1(s) above.

Article 5
ADDITIONAL AGREEMENTS

        5.1   Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings.

        (a)   As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare and file with the SEC the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC and will use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

        (b)   As promptly as practicable after the execution of this Agreement, each of the Company and Parent will prepare and file (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, (ii) any other pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto (all such filings under clauses (i) and (ii), the "Antitrust Filings"), and (iii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). The Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

        (c)   Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Antitrust Filing or Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Antitrust Filing or Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement.

        5.2   Meeting of Shareholders.

        (a)   Promptly after the date hereof, the Company will take all action necessary in accordance with the CGCL and its Articles of Incorporation and Bylaws to convene the Company Shareholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval of the principal terms of the Merger. Subject to Section 5.2(c), the Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of the principal terms of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the Nasdaq Stock Market, Inc. or the CGCL to obtain such approvals. The Company may adjourn or postpone the Company Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to the Company's shareholders in advance of a vote on the approval of the principal terms of the Merger or, if as of the time for which the Company Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders' Meeting. The Company shall ensure that the Company Shareholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Shareholders' Meeting are solicited, in compliance with the CGCL, its Articles of Incorporation and Bylaws, the applicable rules of the Nasdaq Stock Market, Inc. and all other applicable Legal Requirements. Subject to Section 7.1(f), the Company's obligation to call, give notice of, convene and hold the Company Shareholders' Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Offer (each as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to this Agreement or the Merger.

        (b)   Subject to Section 5.2(c): (i) the Board of Directors of the Company shall recommend that the Company's shareholders vote in favor of the approval of the principal terms of the Merger at the Company Shareholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that the Company's shareholders vote in favor of the approval of the principal terms of the Merger at the Company Shareholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of the Company that the Company's shareholders vote in favor of the approval of the principal terms of the Merger.

        (c)   Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation (a "Change of Recommendation") that the Company's shareholders vote in favor of the approval of the principal terms of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) the Company shall have provided written notice to Parent (a "Notice of Superior Offer") advising Parent that the Company has received a Superior Offer, specifying all of the terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Parent shall not, within five (5) business days of Parent's receipt of the Notice of Superior Offer, have made an offer that the Company's Board of Directors reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) to be at least as favorable to the Company's shareholders as such Superior Offer (it being agreed that the Board of Directors of the Company shall promptly following the receipt of any such offer convene a meeting at which it will consider such offer in good faith), (iv) the Board of Directors of the Company reasonably determines in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's shareholders under applicable law and (v) the Company shall not have violated any of the restrictions set forth in this Section 5.2 or Section 5.4. The Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as is provided to the members of the Company's Board of Directors but in no event less than twenty-four hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider any Acquisition Proposal (as defined in Section 5.4) or to determine whether such Acquisition Proposal is a Superior Offer. Subject to Section 7.1(f), nothing contained in this Section 5.2(c) shall limit the Company's obligation to hold and convene the Company Shareholders' Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withheld, withdrawn, amended or modified).

        For purposes of this Agreement, a "Superior Offer" shall mean an unsolicited, bona fide, binding written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) (including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 50% or more of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of the Company reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) to be more favorable to the Company shareholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" (A) unless any financing required to consummate the transaction contemplated by such offer is committed, or unless the Company's Board of Directors shall reasonably determine in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) that such financing is likely to be obtained by such third party on a timely basis or (B) if there is a due diligence condition to the third party's obligation to consummate the transaction that is the subject of the Superior Offer.

        (d)   Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if, in the good faith judgment of the Company's Board of Directors, after consultation with its outside counsel, such disclosure is required in order for the Board of Directors to comply with its fiduciary obligations, or is otherwise required, under applicable law; provided that the Company shall not disclose a position constituting a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.2(c).

        5.3   Confidentiality; Access to Information.

        (a)   The parties acknowledge that the Company and Parent have previously executed that certain confidentiality agreement dated as of March 30, 2007 between the Company and Parent, as amended to date (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms. Notwithstanding the foregoing, the fourth paragraph of the Confidentiality Agreement, which contains the so-called "stand-still" provisions, is hereby waived for any action prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.1; provided, however, that such fourth paragraph shall automatically terminate and be of no further force or effect immediately upon any termination of this Agreement pursuant to Section 7.1(f).

        (b)   Parent, on the one hand, and the Company, on the other, will afford the other party and the other party's accountants, counsel and other representatives reasonable access during regular business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as the other party may reasonably request. No information or knowledge obtained by a party in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

        5.4   No Solicitation.

        (a)   From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant its terms, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action intended or known to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to refer them to the provisions of this Section 5.4(a), (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to the approval of the principal terms of the Merger at the Company Shareholders' Meeting, this Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to the Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of the Company reasonably determines in good faith (after consultation with Savvian Advisors, LLC or another financial advisor of national standing) constitutes, or is likely to lead to, a Superior Offer; provided that (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's shareholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, the Company shall have given Parent written notice of the identity of such person or group and the material terms and conditions of such Acquisition Proposal and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group, and the Company shall have received from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to the Company's confidential information as the Confidentiality Agreement, (4) the Company shall have given Parent at least three business days' advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, the Company shall have furnished such nonpublic information to Parent (to the extent such nonpublic information shall not have been previously furnished by the Company to Parent). The Company and its subsidiaries shall immediately cease, and cause their respective officers, directors, affiliates, employees, investment bankers, attorneys and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

        For purposes of this Agreement, "Acquisition Proposal" shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of Company or any of its subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries; (C) any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold or, in the case of a subsidiary of the Company, the Company holds, less than 85% of the equity interests in the surviving or resulting entity of such transaction; (D) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any assets of the Company or any of its subsidiaries that generate or constitute 10% or more of the net revenue, net income or assets of the Company and its subsidiaries, taken as a whole; or (E) any liquidation, dissolution, recapitalization or other reorganization of the Company or any of its subsidiaries.

        (b)   In addition to the obligations of the Company set forth in Section 5.4(a), the Company as promptly as practicable, and in any event within 24 hours of its receipt, shall advise Parent orally and in writing of an Acquisition Proposal or any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and provide copies of all written materials sent or provided to the Company by or on behalf of any person or group or provided to any such person or group by or on behalf of the Company. The Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

        5.5   Public Disclosure. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with the American Stock Exchange or the Nasdaq Stock Market, Inc. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement.

        5.6   Reasonable Efforts; Notification.

        (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using its commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent set forth in Article 6 to be satisfied, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities) and taking all steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining all necessary consents, approvals or waivers from third parties, (iv) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of its subsidiaries or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation).

        (b)   Each of the Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement, (iii) any litigation relating to, involving or otherwise affecting the Company, Parent or their respective subsidiaries that relates to the Merger or any of the other transactions contemplated by this Agreement. The Company shall give prompt written notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt written notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        (c)   The Company shall give prompt notice to Parent of receipt by the Company of any demand for the purchase of shares of Company Common Stock pursuant to the CGCL.

        5.7   Third Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective material agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger and the other transactions contemplated hereby.

        5.8   Stock Options; Warrants and ESPP.

        (a)   At the Effective Time, each outstanding Company Option will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan, if any, pursuant to which the Company Option was issued and any option agreement between the Company and the optionee with regard to the Company Option immediately prior to the Effective Time, except that (i) each Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

        (b)   It is intended that Company Options assumed by Parent shall be adjusted in a manner consistent with Section 424 of the Code (whether or not such Company Options qualify as incentive stock options under Section 422 of the Code) and shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

        (c)   At the Effective Time, each outstanding Company Warrant will be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Warrant immediately prior to the Effective Time, except that (i) each Company Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

        (d)   The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten the participation period(s) under such plan which includes the Effective Time (the "Current Offerings") such that a new purchase date for each such participation period shall occur prior to the Effective Time and shares shall be purchased by the Company ESPP participants prior to the Effective Time. The Current Offerings shall expire immediately following such new purchase date, and the Company ESPP shall terminate immediately prior to the Effective Time. Subsequent to such new purchase date, the Company shall take no action, pursuant to the terms of the Company ESPP, to commence any new offering period.

        5.9   Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options promptly, but in no event later than two business days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such Company Options remain outstanding.

        5.10 Indemnification and Insurance.

        (a)   Indemnity. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Legal Requirements, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such person is or was a director or officer of the Company or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), to the same extent such persons are entitled to be indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its subsidiaries pursuant to the Company Charter Documents, and indemnification agreements of the Company and its subsidiaries in existence on the date hereof with such persons. The articles of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

        (b)   Insurance. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the directors' and officers' liability insurance maintained by the

Company covering those persons who are covered by the Company's directors' and officers' liability insurance policy as of the date hereof (the "D&O Insurance") for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company for a period of six years; provided that if the existing D&O Insurance expires, is terminated or is canceled during such six-year period, Parent shall cause the Surviving Corporation to substitute therefor policies containing terms and conditions which are in all material respects no less favorable in the aggregate than those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required in any given year to expend in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, Parent shall cause the Surviving Corporation to maintain the maximum amount of coverage as is available for such 250% of such annual premium). To the extent that a six-year "tail" policy to extend the Company's existing D&O Insurance is available prior to the Closing, the Company may obtain such "tail" policy and such "tail" policy shall satisfy Parent's obligation under this Section 5.10(b).

        (c)   Third-Party Beneficiaries. This Section 5.10 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns.

        5.11 Stock Exchange Listing. Parent agrees to authorize for listing on the American Stock Exchange the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, including those shares issuable pursuant to the exercise of Company Options assumed by Parent, effective upon official notice of issuance.

        5.12 Rights Agreement; Takeover Statutes. The Board of Directors of the Company shall take such action as shall be necessary in order to render the Rights inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

        5.13 Certain Employee Benefits.

        (a)   Effective as of the day immediately preceding the Closing Date, the Company and its Affiliates, as applicable, shall each terminate any plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated) (the "401(k) Plan(s)"). Unless Parent provides such written notice to the Company, no later than five business days prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company's Board of Directors.

        (b)   As of the Closing Date, Parent will either (i) permit employees of the Company and each of its subsidiaries who continue employment with Parent or the Surviving Corporation following the Closing Date ("Continuing Employees"), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, or personal time off plans or programs) of Parent on terms no less favorable than those provided to similarly situated employees of Parent, (ii) continue comparable Company Employee Plans other than the 401(k) Plans (except as otherwise provided pursuant to Section 5.13(a)), or (iii) a combination of clauses (i) and (ii) (it being understood that Parent shall have no obligation to continue any Company Employee Plan not comparable to plans or programs of Parent in effect on the Closing Date). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Closing Date, (A) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual) under such plan for years of service with the Company (or any of its subsidiaries), including predecessor employers acquired directly or indirectly by the Company prior to the Closing Date, and (B) Parent will use commercially reasonable efforts to (1) cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived and (2) provide for credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

        (c)   Parent agrees that, from and after the Closing Date, the Continuing Employees may participate in the employee stock purchase plan sponsored by Parent (the "Parent ESPP"), subject to the terms and conditions of the Parent ESPP, and that service with the Company shall be treated as service with Parent or its subsidiaries for determining eligibility of the Continuing Employees under the Parent ESPP.

        5.14 Company Affiliates; Restrictive Legend. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

  THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY BE TRANSFERRED ONLY (A) IN CONFORMITY WITH RULE 145(D) UNDER SUCH ACT, (B) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE ISSUER THAT THE TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

        5.15 Qualification as a Reorganization. Each of the parties hereto agrees not to take any action (or fail to take any action), either prior to or following the Closing, that would reasonably be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of section 368(a) of the Code and the regulations thereunder. None of the parties hereto shall take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code, unless otherwise required by applicable Legal Requirement.

        5.16 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article 1 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        5.17 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub's obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger and the transactions contemplated hereby.

        5.18 Resignations. The Company shall use commercially reasonable efforts to cause each director and officer of the Company and its subsidiaries to deliver to Parent, at least five business days before the Closing, written resignations from each such position as director or officer, in each case effective at or before the Effective Time.

Article 6
CONDITIONS TO THE MERGER

        6.1   Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

        (a)   Shareholder Approval. The Company Shareholder Approval shall have been obtained.

        (b)   Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

        (c)   No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent), including under the HSR Act, which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or any other material transaction contemplated hereby. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

        6.2   Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

        (a)   Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in (1) the first sentence of Section 3.2(a), (2) the first sentence of Section 3.2(b) and (3) Section 3.3(a) (all of which representations in clauses (1) through (3) shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded).

        (b)   Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

        (c)   Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement and be continuing.

        (d)   Officer's Certificate. The Company shall have received a certificate, in form and substance reasonably satisfactory to the Company, signed on behalf of Parent by an authorized officer of Parent, to the effect set forth in Sections 6.2(a), 6.2(b) and 6.2(c).

        (e)   Tax Opinion. The Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, P.C., dated as of the Closing Date, in form and substance reasonably satisfactory to it, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that the Merger will constitute a reorganization within the meaning of section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of section 368(a) of the Code, provided, however, that if Wilson Sonsini Goodrich & Rosati, P.C. does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Foley Hoag LLP renders such opinion to the Company. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinion.

        (f)    Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the American Stock Exchange, subject to official notice of issuance.

        6.3   Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a)   Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on the Company as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in (1) the first sentence of Section 2.2(a), (2) the first sentence of Section 2.2(b), (3) the first and third sentences of Section 2.3, and (4) Sections 2.4(a), 2.20, 2.21 and 2.23 (all of which representations in clauses (1) through (4) shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded).

        (b)   Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

        (c)   Material Adverse Effect. No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement and be continuing.

        (d)   Officer's Certificate. Parent shall have received a certificate, in form and substance reasonably satisfactory to Parent, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect set forth in Sections 6.3(a), 6.3(b) and 6.3(c).

        (e)   Tax Opinion. Parent shall have received an opinion of Foley Hoag LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to it, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that the Merger will constitute a reorganization within the meaning of section 368(a) of the Code and that each of Parent and the

Company will be a party to the reorganization within the meaning of section 368(a) of the Code, provided, however, that if Foley Hoag LLP does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Parent if Wilson Sonsini Goodrich & Rosati, P.C. renders such opinion to Parent. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinion.

        (f)    No Restraints. There shall not be instituted or pending any action or proceeding by any Governmental Entity, including under the HSR Act, (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business of the Company or any of its subsidiaries or of Parent or any of its subsidiaries or to compel Parent or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Parent or any of its subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Parent or any of its subsidiaries effectively to exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) including the right to vote any such shares on any matters properly presented to shareholders or (iii) seeking to require divestiture by Parent or any of its subsidiaries of any such shares.

Article 7
TERMINATION, AMENDMENT AND WAIVER

        7.1   Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of Parent and the Company:

        (a)   by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

        (b)   by either the Company or Parent if the Merger shall not have been consummated by December 3, 2007 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

        (c)   by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

        (d)   by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been caused by (i) the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement or (ii) a breach of any of the Voting Agreements by any director or executive officer party thereto;

        (e)   by Parent (at any time prior to the Company Shareholder Approval) if a Triggering Event (as defined below) shall have occurred;

        (f)    by the Company (at any time prior to the Company Shareholder Approval), upon a Change of Recommendation in connection with a Superior Proposal; provided, that contemporaneously with the termination of this Agreement, (i) the Company pays to Parent the Termination Fee (as defined in Section 7.3(b)) and (ii) the Company enters into a definitive agreement to effect such Superior Proposal.

        (g)   by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent, then the Company may not terminate this Agreement under this Section 7.1(g) for 30 days after delivery of written notice from the Company to Parent of such breach and intent to terminate, providedParent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(g) if such breach by Parent is cured during such 30-day period, or if the Company shall be in material breach of this Agreement); or

        (h)   by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, provided that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 7.1(h) for 30 days after delivery of written notice from Parent to the Company of such breach and intent to terminate, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(h) if such breach by the Company is cured during such 30-day period, or if Parent shall be in material breach of this Agreement).

        For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withheld or withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the approval of the principal terms of the Merger; (ii) the Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company in favor of the approval of the principal terms of the Merger; (iii) the Board of Directors of the Company fails publicly to reaffirm its recommendation in favor of the approval of the principal terms of the Merger within ten business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of the Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vi) the Company shall have breached any of the provisions of Sections 5.2 or 5.4 (other than in an immaterial manner); or (vii) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

        7.2   Notice of Termination; Effect of Termination. Any proper termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

        7.3   Fees and Expenses.

        (a)   Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally (i) all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto (including SEC filing fees), and (ii) the applicable filing fees associated with the Antitrust Filings.

        (b)   In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), 7.1(d), 7.1(e) or 7.1(f), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $9,000,000 in immediately available funds (the "Termination Fee"); provided, that in the case of a termination under Sections 7.1(b) or 7.1(d) prior to which no Triggering Event has occurred, (i) such payment shall be made only if (A) following the date of this Agreement and prior to the termination of this Agreement, a person has publicly announced an Acquisition Proposal and (B) within 12 months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or the Company enters into a binding agreement providing for a Company Acquisition and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Company Acquisition or the entry by the Company into such agreement; and provided further, that in the case of termination pursuant to Section 7.1(f), the Company shall pay the Termination Fee contemporaneously with the termination of this Agreement.

        (c)   Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, the Company or Parent makes a claim for such amounts that results in a judgment against the other for the amounts described in Section 7.3(b), the judgment debtor shall pay to the judgment creditor its reasonable costs and expenses (including reasonable attorneys' fees and expenses as provided in Section 8.7(b)) in connection with such suit, together with interest on the amounts described in Section 7.3(b) (at the prime rate of Bank of America in effect on the date such payment was required to be made) from such date until the payment of such amount (together with such accrued interest). Payment of the fees described in Section 7.3(b) shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

        For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold or, in the case of a subsidiary, the Company holds, less than 50% of the aggregate equity interests in the surviving, resulting or parent entity of such transaction, (ii) a sale or other disposition by the Company or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the Company's consolidated business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company or any of its subsidiaries), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company or any of its subsidiaries.

        7.4   Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

        7.5   Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Article 8
GENERAL PROVISIONS

        8.1   Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their express terms survive the Effective Time shall survive the Effective Time.

        8.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a)   if to Parent or Merger Sub, to:

    Inverness Medical Innovations, Inc.
    51 Sawyer Road, Suite 200
    Waltham, Massachusetts 02453
    Facsimile: (781) 647-3939
    Attention: Chairman, Chief Executive Officer and President and General Counsel

    with a copy to:

    Foley Hoag LLP
    Seaport World Trade Center West
    155 Seaport Boulevard
    Boston, Massachusetts 02210
    Facsimile: (617) 832-7000
    Attention: William R. Kolb

        (b)   if to the Company, to:

    Cholestech Corporation
    3347 Investment Boulevard
    Hayward, California 94545
    Facsimile: (510) 732-7227
    Attention: President and Chief Executive Officer

    with a copy to:

    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, California 94304
    Facsimile: (650) 493-6811
    Attention: Robert P. Latta
                         Chris F. Fennell
                         Robert T. Ishii

        8.3   Interpretation; Certain Defined Terms.

        (a)   When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are only for reference purposes and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Unless otherwise indicated to the contrary, (i) reference to an entity shall be deemed to include such entity and all direct and indirect subsidiaries of such entity, taken as a whole, and (ii) reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Reference to an agreement herein is to such agreement as amended in accordance with its terms up to the date hereof. Reference to a statute herein is to such statute, as amended. Reference to forms, reports, documents and information filed or required to be filed with the SEC shall be deemed to include forms, reports, documents and information furnished or required to be furnished to the SEC.

        (b)   For purposes of this Agreement, "knowledge" means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (i) an individual, if used in reference to an individual, or (ii) any executive officer of such party, if used in reference to a person that is not an individual. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual's possession, including personal files of such individual.

        (c)   For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with any party means any change, event, circumstance or effect (whether or not such change, event, circumstance or effect constitutes a breach of a representation, warranty or covenant made by such party in this Agreement) that is or is reasonably likely to be materially adverse to the business, assets, capitalization, financial condition, operations or results of operations of such party taken as a whole with its subsidiaries, except to the extent that any such change, event, circumstance or effect proximately results from (i) changes in general economic or political conditions or changes generally affecting the industry in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner), (ii) changes, effects or events resulting from the announcement or pendency of the Merger or from the taking of any action required by this Agreement, (iii) any change in the price at which the shares of a party are traded, in and of itself, (iv) failure of a party to meet any particular revenue or earnings forecast or estimate for any period ending after the date of this Agreement, in and of itself, (v) in the case of the Company only, any act or failure to act by Parent, including the effects of any agreement to which Parent is a party or by which it is bound, (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (provided that such changes do not affect such entity in a disproportionate manner), (vii) in the case of the Company only, any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure, in each case relating to this Agreement or the transactions contemplated hereby, (viii) compliance by a party with the express terms of this Agreement or the failure by such entity or any of its subsidiaries to take any action that is prohibited by this Agreement, or (ix) changes in Legal Requirements or GAAP (or any generally accepted interpretations of GAAP) applicable to such entity.

        (d)   For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

        (e)   For purposes of this Agreement, "subsidiary" of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

        8.4   Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

        8.5   Entire Agreement; Third-Party Beneficiaries. This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement other than (a) as specifically provided in Section 5.10 and (b) after the Effective Time, the rights of holders of shares of the Company's capital stock to receive the merger consideration specified in Section 1.6.

        8.6   Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        8.7   Other Remedies; Specific Performance; Fees.

        (a)   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        (b)   If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party's costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

        8.8   Governing Law; Submission to Jurisdiction. The Merger shall be governed by and construed in accordance with the laws of the State of California. Other than the Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (a) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of any Delaware State court (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (b) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in such Delaware State court (or, if applicable, such Federal court); (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such Delaware State court (and, if applicable, such Federal court); and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such Delaware State court (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

        8.9   Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        8.10 Assignment. No party may assign (whether by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto provided, however, that the consent of the Company shall not be required for: (a) an assignment by Parent and/or Merger Sub of any or all of its or their rights (but not obligations) hereunder to any one or more of its lenders; (b) an assignment by Parent of this Agreement and its rights and obligations hereunder to any one or more of its Affiliates, provided that Parent remains liable and responsible for fulfillment of all of its obligations hereunder by such Affiliate or Affiliates; and (c) an assignment by Parent of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of Parent or one of its Affiliates, provided that the acquirer agrees in writing to assume and fulfill the obligations of Parent under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section 8.10 shall be void.

        8.11 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*    *    *    *    *

        IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Ron Zwanziger, President and Chief Executive Officer
IRIS MERGER SUB, INC.
By:	/s/ JOHN YONKIN John Yonkin, President and Chief Executive Officer
CHOLESTECH CORPORATION
By:	/s/ WARREN E. PINCKERT II Warren E. Pinckert II, President and Chief Executive Officer

List of Exhibits

Exhibit A	Form of Voting Agreement

Annex B

VOTING AGREEMENT

        This Voting Agreement (this "Agreement"), is made and entered into as of June 4, 2007, by and between Inverness Medical Innovations, Inc., a Delaware corporation ("Parent"), and the undersigned shareholder ("Shareholder") of Cholestech Corporation, a California corporation (the "Company").

RECITALS

        A.    Concurrently with the execution of this Agreement, Parent, Iris Merger Sub, Inc., a California corporation and a wholly owned first-tier subsidiary of Parent ("Merger Sub"), and the Company are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

        B.    Shareholder is the record holder of such number of outstanding shares of Company Common Stock as is indicated on the signature pages to this Agreement.

        C.    As a material inducement to enter into the Merger Agreement, Parent desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined in Section 1.1 below), and such other shares of capital stock of the Company over which Shareholder has voting power, so as to facilitate consummation of the Merger.

        In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1.
Voting of Shares.

        1.1    Shares.    The term "Shares" shall mean all issued and outstanding shares of Company Common Stock owned of record and beneficially owned by Shareholder or over which Shareholder exercises sole voting power, in each case, as of the date of this Agreement. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership or over which Shareholder exercises sole voting power after the date of this Agreement and prior to the termination of this Agreement pursuant to Section 4 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof.

        1.2    Agreement to Vote Shares.    Shareholder hereby covenants and agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called, and in any action by written consent of the shareholders of the Company, Shareholder shall appear at the meeting or otherwise cause any and all Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) any and all Shares: (i) in favor of the approval of the principal terms of the Merger; and (ii) against any Acquisition Proposal or Superior Offer. Shareholder further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to limit or restrict Shareholder from acting in Shareholder's capacity as a director of the Company or voting in Shareholder's sole discretion on any matter other than those matters referred to in the first sentence of this Section 1.2.

        1.3    Irrevocable Proxy.    Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit I (the "Proxy"), which shall be irrevocable, with respect to the Shares, subject to the other terms of this Agreement.

        1.4    Adjustments Upon Changes in Capitalization.    In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

2.    Transfer and Other Restrictions.    Shareholder represents, covenants and agrees that, except for the proxy granted in Section 1.3 hereof and as contemplated by this Agreement: (i) Shareholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any Encumbrance of any nature whatsoever with respect to, any or all of the Shares or any interest therein; (ii) Shareholder shall not grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other arrangement, with respect to the voting of Shares (each a "Voting Proxy") except as provided by this Agreement; and (iii) Shareholder has not granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked. Notwithstanding the foregoing, Shareholder may transfer any Shares as a bona fide gift or gifts, provided that it shall be a condition to such transfer that each donee thereof executes and delivers to Parent (A) an agreement with Parent in the form of this Agreement and (B) an irrevocable proxy in the form attached hereto as Exhibit I, in each case with respect to any and all Shares so transferred.

3.    Representations and Warranties of Shareholder.    Shareholder represents and warrants to Parent that:

        3.1    Authority; Validity.    Shareholder has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder. If this Agreement is being executed in a representative or fiduciary capacity with respect to Shareholder, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

        3.2    Non-Contravention.    The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) Shareholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Encumbrance upon any of the properties or assets of Shareholder under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Shareholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to Shareholder or any of Shareholder's properties or assets, other than any such conflicts, violations, defaults, rights, or Encumbrances that, individually or in the aggregate, would not impair the ability of Shareholder to perform Shareholder's obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which

Shareholder is settlor or trustee or any other person or entity, including any Governmental Entity, whose consent, approval, order or authorization is required by or with respect to Shareholder for the execution, delivery and performance of this Agreement by Shareholder or the consummation by Shareholder of the transactions contemplated hereby.

        3.3    Title.    Shareholder is the beneficial owner of the shares of Company Common Stock indicated on the signature pages hereto, which, on and as of the date hereof, are free and clear of any Encumbrances that, individually or in the aggregate, would impair the ability of Shareholder to perform Shareholder's obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. The number of Shares set forth on the signature pages hereto are the only Shares owned of record or beneficially owned by Shareholder or over which Shareholder exercises sole voting power and, except as set forth on such signature pages, Shareholder holds no options or warrants to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company.

        3.4    Power.    Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 and Section 2 hereof and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

        3.5    Restricted Shares.    Shareholder understands that the shares of capital stock of Buyer that Shareholder will receive as a result of the Merger (the "Buyer Shares") have not been registered under the Securities Act of 1933 (the "Act") or qualified under the securities or "blue sky" laws of any jurisdiction. Shareholder further understands that the Buyer Shares will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Act and that, as such, the Buyer Shares must be held indefinitely unless they are subsequently registered under the Act or unless an exemption from the registration requirements thereof is available. Shareholder intends to hold the Buyer Shares for Shareholder's own account for investment and not for, with a view to, or in connection with any resale or distribution thereof.

        3.6    Investor Status.    Shareholder is an "accredited investor" within the meaning of Rule 501 promulgated under the Act. Shareholder by reason of Shareholder's business and financial experience and the business and financial experience of those persons retained by Shareholder to advise Shareholder with respect to its investment in the Buyer Shares, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment, and is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

4.    Effectiveness; Termination; No Survival.    This Agreement shall become effective upon its execution by Shareholder and Parent and upon the execution of the Merger Agreement. This Agreement may be terminated at any time by mutual written consent of Shareholder and Parent. This Agreement, and the obligations of Shareholder hereunder, including, without limitation, Shareholder's obligations under Section 1 and Section 2 above, shall terminate, without any action by the parties hereto, upon the earlier to occur of the following: (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 thereof.

5.    Further Assurances.    Subject to the terms of this Agreement, from time to time, Shareholder shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.
Miscellaneous.

        6.1    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        6.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other; provided that the consent of Shareholder shall not be required for an assignment by Parent of any or all of its rights (but not obligations) hereunder to any one or more of its lenders. Any purported assignment in violation of this Section 6.2 shall be void.

        6.3    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        6.4    Specific Performance; Injunctive Relief; Attorneys Fees.    The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby irrevocably and unconditionally waives any objection to Parent seeking so to enforce such covenants and agreements by specific performance, injunctive relief and other means. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party's costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

        6.5    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

  if to Parent, to:

    Inverness Medical Innovations, Inc.
    51 Sawyer Road, Suite 200
    Waltham, Massachusetts 02453
    Facsimile: (781) 647-3939
    Attention: Chairman, Chief Executive Officer
    and President and General Counsel

  with copies to:

    Foley Hoag LLP
    Seaport World Trade Center West
    155 Seaport Boulevard
    Boston, Massachusetts 02210
    Facsimile: (617) 832-7000
    Attention: William R. Kolb

  if to Shareholder, at its address set forth on the signature pages hereto, with a copy (which shall not constitute notice) to each of:

    Cholestech Corporation
    3347 Investment Boulevard
    Hayward, California 94545
    Facsimile: (510) 732-7227
    Attention: President and Chief Executive Officer
    and
    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, California 94304
    Facsimile: (650) 493-6811
    Attention: Robert P. Latta
    Chris F. Fennell
    Robert T. Ishii

        6.6    Governing Law; Submission to Jurisdiction.    This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the United States of America located in the State of California for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. certified mail shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the United States of America located in the State of California and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

        6.7    Entire Agreement.    The Merger Agreement, this Agreement and the Proxy granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

        6.8    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        6.9    Captions.    The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

        6.10    Shareholder Capacity.    Notwithstanding anything herein to the contrary, Shareholder makes no agreement or understanding herein in his capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict Shareholder in the exercise of his fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by Shareholder in his capacity as an officer or director of the Company or any subsidiary of the Company. Shareholder has executed this Agreement solely in his capacity as the record and/or beneficial holder of Shares.

        IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

INVERNESS MEDICAL INNOVATIONS, INC.
By:
Name: Title:
SHAREHOLDER:
(Shareholder Name)
Shareholder's Address for Notice:
Attention:
Outstanding Shares of Company Common Stock Beneficially Owned by Shareholder:

Options, Warrants or Rights to purchase Company Common Stock Beneficially Owned by Shareholder:

EXHIBIT I

IRREVOCABLE PROXY

        The undersigned shareholder ("Shareholder") of Cholestech Corporation, a California corporation (the "Company"), hereby irrevocably appoints and constitutes the members of the Board of Directors of Inverness Medical Innovations, Inc., a Delaware corporation ("Parent"), and each such Board member (collectively, the "Proxyholders"), the agents, attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company which are listed below (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows: the Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company's shareholders, and in every written consent in lieu of any such meeting, or otherwise, (i) in favor of the approval of the principal terms of the merger of Iris Merger Sub, Inc., a California corporation and a wholly owned first-tier subsidiary of Parent ("Merger Sub"), with and into the Company pursuant to that certain Agreement and Plan of Reorganization by and among Parent, Merger Sub and the Company (the "Merger Agreement"); and (ii) against any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement).

        The Proxyholders may not exercise this proxy on any other matter. Shareholder may vote the Shares on all matters other than those set forth in the immediately preceding paragraph. The proxy granted by Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of Shareholder set forth in Section 1.2 of the Voting Agreement, and is irrevocable in accordance with subdivision (e) of Section 705 of the California Corporations Code.

        This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

*      *      *      *      *

        This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned. Dated:

Signature
Name (and Title)

        Shares beneficially owned:

ANNEX C

Savvian Advisors, LLC 150 California Street San Francisco CA 94111 (415) 318-3600 T

June 3, 2007

Board of Directors
Cholestech Corporation
3347 Investment Blvd.
Hayward, CA 94545-3808

Members of the Board:

        Savvian Advisors, LLC ("Savvian" or "we") understands that Cholestech Corporation ("Cholestech"), Inverness Medical Innovations, Inc. ("Inverness") and a wholly-owned subsidiary of Inverness ("Merger Sub") propose to enter into an Agreement and Plan of Reorganization substantially in the form of the draft delivered to us on June 3, 2007 (the "Reorganization Agreement") which provides for the merger of Merger Sub with and into Cholestech upon which Cholestech will become a wholly owned subsidiary of Inverness (the "Merger"). Pursuant to the terms of the Reorganization Agreement, each outstanding share of Cholestech common stock, no par value, ("Cholestech Common Stock") will be converted into the right to receive 0.43642 (the "Exchange Ratio") shares of common stock of Inverness, par value $0.001 per share ("Inverness Common Stock"), subject to adjustment pursuant to Section 1.6(e) of the Reorganization Agreement, other than any shares of Cholestech common stock to be canceled pursuant to Section 1.6(b) of the Reorganization Agreement and any "Dissenting Shares" (as defined, and to the extent provided in Section 1.12(a) of the Reorganization Agreement). The terms and conditions of the Merger are more fully set forth in the Reorganization Agreement. Capitalized terms not defined herein shall have the meanings assigned to them in the Reorganization Agreement.

        You have asked for our opinion as to whether the Exchange Ratio pursuant to the Reorganization Agreement is fair from a financial point of view to the holders of the outstanding shares of Cholestech Common Stock.

WWW.SAVVIAN.COM
SAN FRANCISCO    NEW YORK    CHICAGO

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other information relating to Cholestech, Biosite Incorporated ("Biosite") and Inverness;

  (ii)
  reviewed certain internal financial statements, other financial and operating data, and other information concerning Cholestech, prepared by the management of Cholestech;

  (iii)
  reviewed certain internal financial statements, other financial and operating data concerning Inverness and Biosite, prepared by the management of Inverness;

  (iv)
  discussed the past and current operations and financial condition and the prospects of Cholestech and Inverness with the managements of Cholestech and Inverness, respectively;

  (v)
  discussed the past and current operations and financial condition and the prospects of Biosite with the management of Inverness;

  (vi)
  discussed Inverness' current and future financing plans in connection with Inverness' pending, proposed acquisition of Biosite pursuant to the Biosite Agreement (as defined below) (the "Biosite Acquisition") with the management of Inverness;

  (vii)
  reviewed certain Biosite acquisition financing documentation, including bank financing commitment letters and Inverness' rating agency presentation;

  (viii)
  discussed the prospects of Cholestech in the absence of the Merger with the management and board of directors of Cholestech;

  (ix)
  discussed certain strategic, financial and operational benefits anticipated from the Merger with the managements of Cholestech and Inverness;

  (x)
  discussed certain strategic, financial and operational benefits anticipated from the Merger and the Biosite Acquisition with the managements of Cholestech and Inverness;

  (xi)
  reviewed the pro forma financial impact of the Merger on the combined company's financial performance, including earnings per share;

  (xii)
  reviewed the pro forma financial impact of the Merger and the Biosite Acquisition on the combined company's financial performance, including earnings per share;

  (xiii)
  reviewed the pro forma impact of the Merger on the capitalization of Inverness;

  (xiv)
  reviewed the pro forma impact of the Merger and the Biosite Acquisition on the capitalization of Inverness;

  (xv)
  reviewed the reported price and trading activity for Cholestech Common Stock and Inverness Common Stock;

  (xvi)
  compared the financial performance of Cholestech with that of certain other publicly-traded companies that we deemed comparable to Cholestech;

  (xvii)
  compared the financial performance of Inverness with that of certain other publicly-traded companies that we deemed comparable to Inverness;

  (xviii)
  reviewed the financial terms, to the extent publicly available, of certain transactions that we deemed comparable;

  (xix)
  analyzed discounted equity models for Cholestech prepared based upon estimates and guidance from management of Cholestech;

  (xx)
  analyzed discounted equity models for Inverness, both including and excluding the Biosite Acquisition, prepared based upon estimates and guidance from management of Inverness;

  (xxi)
  reviewed and discussed with the management of Cholestech certain alternatives to the Merger;

  (xxii)
  participated in discussions and negotiations among representatives of Cholestech and Inverness and their respective legal and financial advisors;

  (xxiii)
  reviewed the Agreement and Plan of Merger by and among Inverness, a wholly-owned subsidiary of Inverness and Biosite, dated May 17, 2007, as publicly filed by Inverness with the Securities and Exchange Commission (the "Biosite Agreement") and certain related documents;

  (xxiv)
  reviewed drafts of the Reorganization Agreement and certain related documents; and

  (xxv)
  performed such other analyses and considered such other factors as we deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of each of Cholestech, Biosite and Inverness, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cholestech for Cholestech financial projections and Inverness for both Inverness and Biosite financial projections. Cholestech and Inverness have each advised us that they do not publicly disclose internal financial information of the type provided to us and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. In arriving at our opinion, we have relied upon the estimates of the managements of Cholestech and Inverness relating to certain strategic, financial and operational benefits from the consummation of the Merger and have assumed that such benefits will be realized. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Reorganization Agreement (without any amendments or modifications thereto), without waiver by any party of any material rights thereunder, that in all respects material to our analysis, the representations and warranties contained in the Reorganization Agreement made by the parties thereto are true and correct and that the Reorganization Agreement executed by the parties thereto does not differ in any material respect from the form of the draft Reorganization Agreement delivered to us on June 3, 2007. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Cholestech, Inverness or on the expected benefits of the Merger in any way meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring or becoming known to us after the date hereof. We reserve the right, however, to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a change in the facts or assumptions (or the bases therefor) upon which our opinion is based.

        We have assumed that Inverness will not consummate the Biosite Acquisition on terms that are different in any material respect than the terms set forth in the Biosite Agreement and that all governmental, regulatory or other consents and approvals obtained in connection with the Biosite Transaction will be obtained without any adverse effect on Inverness or on the expected benefits of the Biosite Transaction or the Merger in any way meaningful to our analysis.

        We have not made any independent investigation of any legal, accounting or tax matters affecting Cholestech or Inverness, and we have assumed the correctness of all legal, accounting and tax advice given to Cholestech and its Board of Directors. We have taken into account our experience in transactions that we believe to be generally comparable or relevant, as well as our experience in securities valuation in general.

        We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Cholestech might engage. This opinion does not constitute a recommendation to Cholestech, its Board of Directors or any committee thereof, its shareholders, or any other person as to any specific action that should be taken in connection with the Merger, including how the shareholders of Cholestech should vote with respect to the Merger. We are not expressing any opinion as to the prices at which shares of Inverness Common Stock will trade at any time. We have not been asked to, nor do we, offer any opinion as to the material terms of the Reorganization Agreement or the structure of the Merger.

        We have acted as financial advisor to the Board of Directors of Cholestech in connection with this transaction and will receive fees for our services, all of which is contingent upon the consummation of the Merger, and Cholestech has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        It is understood that this letter is for the information of the Board of Directors of Cholestech and may not be used or summarized for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing of a proxy with the Securities and Exchange Commission made by Cholestech in respect of this transaction.

        Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Reorganization Agreement is fair from a financial point of view to the holders of the outstanding shares of Cholestech Common Stock.

Very truly yours,

SAVVIAN ADVISORS, LLC

By:
Managing Director

ANNEX D

California General Corporation Law
Chapter 13. Dissenters' Rights

§ 1300. Right to Require Purchase—"Dissenting Shares" and "Dissenting Shareholder" Defined.

        (a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

  (1)
  Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

  (2)
  Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

  (3)
  Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

  (4)
  Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)   As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Demand for Purchase.

        (a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

§ 1302. Endorsement of Shares.

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Agreed Price—Time for Payment.

        (a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Dissenter's Action to Enforce Payment.

        (a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Appraisers' Report—Payment—Costs.

        (a)   If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Dissenting Shareholder's Status as Creditor.

        To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends Paid as Credit Against Payment.

        Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Continuing Rights and Privileges of Dissenting Shareholders.

        Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of Dissenting Shareholder Status.

        Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

        (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

§ 1310. Suspension of Proceedings for Payment Pending Litigation.

        If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt Shares.

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Attacking Validity of Reorganization or Merger.

        (a)   No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversion Deemed to Constitute Reorganization for Purposes of Chapter.

        A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action, and with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person's duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Article V of the bylaws of Inverness provides that Inverness shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

        Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of Inverness provide that Inverness shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by such persons in any such capacity.

        Inverness has obtained insurance covering its directors and officers against losses and insuring Inverness against certain of its obligations to indemnify its directors and officers.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding the unlawful payment of dividends, or repurchase or redemption of stock or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of Inverness eliminates a director's personal liability for monetary damages to Inverness and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Inverness or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number		Exhibit Description
2.1		Agreement and Plan of Merger, dated as of June 4, 2007, by and among Inverness Medical Innovations, Inc., Iris Merger Sub, Inc. and Cholestech Corporation (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1	*	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
8.1		Opinion of Foley Hoag LLP relating to tax matters.
8.2		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.
23.1		Consent of BDO Seidman, LLP (related to Inverness' financial statements).
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech's financial statements).
23.3		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite's financial statements).
23.4		Consent of Colby & Company, PLC (related to Instant's financial statements).
23.5	*	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
23.6		Consent of Foley Hoag LLP (included in Exhibit 8.1).
23.7		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).
24.1	*	Power of Attorney.
99.1		Form of Voting Agreement, dated as of June 4, 2007, by and among Inverness Medical Innovations, Inc. and each director and certain executive officers of Cholestech Corporation (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
99.2		Consent of Savvian Advisors, LLC.
99.3		Proxy of Cholestech.

*
Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

        (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (8)    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (9)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (10)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (11)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Inverness has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts on the 8th day of August, 2007.

Very truly yours,
INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Ron Zwanziger Chairman, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RON ZWANZIGER Ron Zwanziger	Chief Executive Officer, President and Director (Principal Executive Officer)	August 8, 2007
/s/ DAVID TEITEL David Teitel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 8, 2007
* Carol R. Goldberg	Director	August 8, 2007
* Robert Khederian	Director	August 8, 2007
* John F. Levy	Director	August 8, 2007
* Jerry McAleer, Ph.D.	Director	August 8, 2007
* John A. Quelch	Director	August 8, 2007

* David Scott, Ph.D.	Director	August 8, 2007
* Peter Townsend	Director	August 8, 2007
* Alfred M. Zeien	Director	August 8, 2007
*By:	/s/ RON ZWANZIGER Ron Zwanziger, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description
2.1		Agreement and Plan of Merger, dated as of June 4, 2007, by and among Inverness Medical Innovations, Inc., Iris Merger Sub, Inc. and Cholestech Corporation (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1	*	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
8.1		Opinion of Foley Hoag LLP relating to tax matters.
8.2		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.
23.1		Consent of BDO Seidman, LLP (related to Inverness' financial statements).
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech's financial statements).
23.3		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite's financial statements).
23.4		Consent of Colby & Company, PLC (related to Instant's financial statements).
23.5	*	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
23.6		Consent of Foley Hoag LLP (included in Exhibit 8.1).
23.7		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).
24.1	*	Power of Attorney.
99.1
Form of Voting Agreement, dated as of June 4, 2007, by and among Inverness Medical Innovations, Inc. and each director and certain executive officers of Cholestech Corporation (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
99.2		Consent of Savvian Advisors, LLC.
99.3		Proxy of Cholestech.

*
Previously filed.